
10012474

Improving the safety and cost of healthcare for generations to come.



Annual Report 2010

CareFusion

At CareFusion, we are united in our vision to improve the safety and cost of healthcare for generations to come.

We are passionate about healthcare and helping those that deliver it—from the hospital pharmacy to the nursing floor, the operating room to the patient bedside. Our products and services help improve medication management, lower costs in procedural areas, reduce infections, advance the care of ventilated patients and turn the endless amount of data generated in healthcare into actionable information.

Our clinically proven product families include Pyxis® for medication and supply dispensing, Alaris® for infusion, AVEA® ventilators, Jaeger® for respiratory diagnostic instruments, AVA*max*® and PleurX® for interventional procedures, V. Mueller® and Snowden-Pencer® surgical instruments, ChloraPrep® skin antiseptic and Nicolet neurodiagnostic devices.

Through these products and services, the 15,000 employees of CareFusion are dedicated to making global healthcare better for generations to come.



"We began this fiscal year with tremendous promise. We launched a new CareFusion brand, completed the spinoff from Cardinal Health and began our journey as a new publicly traded company."

David L. Schlotterbeck
Chairman and Chief Executive Officer
CareFusion



Dear shareholders, caregiver partners and employees,

Global healthcare is undergoing a period of substantial change, particularly in the United States where reform legislation will alter reimbursement, increase patient volumes and shine an even brighter light on quality and efficiency within our nation's providers of care. These changes bring opportunity for CareFusion. We are a global medical-technology company with an ambitious vision to improve the safety and cost of healthcare for generations to come. Under this vision, our 15,000 employees deliver clinically proven products and services that help our customers—hospitals, doctors and other providers of care—improve the quality of their outcomes as a means to lower costs.

As I look back on our first year following the spinoff from Cardinal Health, I am pleased with the solid financial results and strategic progress we delivered. Our results reflect the strength of our business, our brand, our products and our team.

Financially, we closed fiscal 2010 with annual revenue of nearly $4 billion, growing 9% from fiscal 2009. With investments we made during the year in our sales organization, product innovation and to stand up necessary functions as a new, public company, our operating income grew 6% to $472 million and income from continuing operations was $171 million, or even with the prior year at $317 million on an adjusted basis. Going forward, our management team is committed to a goal of growing earnings faster than revenue, even as we make long-term investments for our growth.

Adjusted diluted earnings per share (EPS) from continuing operations† was $1.42, well above our expectations and the range we provided at the beginning of the year. Considering the challenging global economic environment for many companies, I am pleased with how our team performed during this first year.

Following the close of the year, we initiated a global restructuring aimed at delivering approximately $85 million to $95 million in pre-tax annual savings in fiscal 2011, increasing to $110 million to $120 million in fiscal 2012 and beyond. This was a necessary step to strengthen our competitive position for the long term. Our long-term goal is to grow revenue in the mid single digits and earnings 11 to 15%, with this year's adjusted diluted EPS expected to grow 11 to 18%.

Our financial results are in part reflective of the progress we have made operationally including:

- Launching 27 products. Innovation is our lifeblood and these new products and services have the potential to improve the safety and cost of healthcare, both now and over the long term. In fiscal 2011, I intend to further strengthen our commitment to innovation by raising our investments in R&D, continuing to bring to market new technologies and services, and expanding our innovation pipeline for the future.

- Acquiring Medegen, a leader in clinically proven infusion disposables that deliver intravenous medication to patients. Medegen's family of products, shown proven to help hospitals significantly reduce costly and potentially harmful catheter-related bloodstream infections, are a strong strategic fit for our infusion device business. With our healthy balance sheet, Medegen is a good example of the type of strategic, complementary acquisitions we will continue to pursue.

- Divesting our Research Services, Audiology and MediQual businesses on terms we considered favorable. In fiscal 2011, we will continue to analyze our portfolio of businesses and expect to make decisions during the year to divest certain operations that do not strategically fit or are dilutive to our operating margins.

- Signing a first-of-its-kind agreement with Cerner Corporation to create a unified solution for closed-loop management of medications and medical supplies within a hospital. This enhanced integration between our Pyxis dispensing products and Cerner's core hospital information technology system is expected to help reduce medication errors, improve clinician workflow and increase patient safety. In fiscal 2011, we intend to grow this relationship with our joint customers and move toward closer integration with other medical devices in our portfolio.

- Achieving recognition for our clinically proven ChloraPrep skin antiseptic product, in both *The New England Journal of Medicine* and *American Journal of Infection Control.* The study published in *The New England Journal of Medicine* showed ChloraPrep reduced the risk of certain surgical site infections by 41% compared to traditionally used iodine preparations. We also received industry recognition for the customer service we provide for our Pyxis dispensing products and the loyalty demonstrated by customers of our Alaris infusion products.

- Reaching another positive milestone under our amended consent decree, where the Food and Drug Administration (FDA) notified us that we can move into the audit inspection phase. This means our infusion pump quality system has met FDA inspection guidelines. I am pleased with this progress, but it in no way indicates we will ease up on our investments in or our focus on our quality systems. We have a long-term commitment to make the safety, quality and integrity of our products the foundation of CareFusion.

- Lastly, executing well in our major businesses. Within the Critical Care Technologies segment, Infusion secured 90% of all contracts where we competed; Dispensing tripled its competitive wins and Respiratory shipped more ventilators than any other year in its history. In the Medical Technologies and Services segment, we are growing our core product lines at a double-digit rate, including our infection prevention and interventional specialties products.

As I look to the future for CareFusion, I see substantial opportunities to build on this foundation. Our clinically proven products and services help healthcare providers focus on two of their most pressing safety and cost challenges: healthcare-associated infections and medication safety.

Consider these facts. In the United States alone, healthcare-associated infections affect 1.7 million patients annually, resulting in 271 fatalities per day[1], at a cost of $35 billion to $45 billion[2]. To treat medication errors annually, it costs $3.5 billion in the United States[3] and $3.8 billion in Europe.[4] And our own internal data, collected from millions of infusions over many years, tells us that an average 300-bed hospital will experience one serious medication error every 72 hours.

At the same time, we recognize the regulatory environment for United States healthcare providers has changed more in the past 12 months than perhaps in the past 20 years.

- Beginning last year, the Centers for Medicare and Medicaid Services took aggressive steps toward addressing reimbursement rates to fund an ambitious overhaul of our healthcare system and help improve patient care. Finding solutions to help lower costs—and improve quality—is a priority for all of our customers.

- The U.S. Department of Health and Human Services remains focused on quality measures that will provide visibility into best practices for safe and efficient care. These "safe practices" have started to drive real action in hospitals around stricter safety standards and will have further implications on reimbursement rates.

- And, Congress enacted the American Reinvestment and Recovery Act, establishing $36 billion for hospitals that implement technology to automate health records. As a result, customers will continue to prioritize their investments, and we expect hospital capital spending will grow gradually in fiscal 2011.

These environmental factors create new opportunities for CareFusion to help our customers. To do this, we are increasingly focusing our energy horizontally across our product lines. We are already an industry leader in each of our major product categories. By delivering solutions that cross our portfolio, we provide measurable value to customers in the areas of medication management, infection prevention, the control of procedural area costs and respiratory care. Equally important, we continue to invest in our offerings that provide information—actionable intelligence, as we call it—to better leverage our customers' information technology investments, retrospectively analyze and measure their operations and provide real-time surveillance that can help prevent harm.

We began this fiscal year with tremendous promise. We launched our new CareFusion brand, completed the spinoff from Cardinal Health and began our journey as a new publicly traded company. One year later, our products are performing well in the market, and our portfolio of businesses provides us with a good balance of capital equipment essential for hospitals to deliver patient care, as well as higher margin and growth, procedure-based products.

I want to thank our 15,000 global employees for their dedication during this first year. It was through all of our hard work that we now stand in an enviable position for the future.

Sincerely,



David L. Schlotterbeck
Chairman and Chief Executive Officer

Safety. Improved.

Patient safety is the aim of every healthcare institution. Nevertheless, nearly 106,000 deaths occur annually due to medication errors,[5] and healthcare-associated infections (HAIs).[6] CareFusion is here to help.

Reduce medication errors

20% of medication doses may be administered in error.[7] CareFusion is the only company that can help protect against medication errors and improve safety throughout the continuum of care.

Reduce infections

One in 20 patients that are hospitalized acquire an infection.[8] CareFusion provides a systematic approach that includes clinically proven products, surveillance and education to help identify, address and prevent critical HAIs.



A study published in *The New England Journal of Medicine* showed a 41% reduction in certain surgical site infections (SSI) using ChloraPrep products versus povidone-iodine.[9]



CareFusion employs more than 300 field-based clinicians working directly with hospitals to help improve safety.



OhioHealth, a multi-hospital health system in central Ohio, prevented 261 severe adverse drug events within six months of using the Alaris System with Guardrails® safety software.[10]



Beloit Memorial Hospital, a 275-bed hospital in Beloit, Wisconsin, reduced medication administration errors by 93% within one year of implementing Pyxis technology.[11]



VA Puget Sound Heath Care System in Seattle, Washington achieved a five-fold decrease in central line associated bloodstream infection rates in the first six months of using the MaxPlus Clear® connector in combination with a central line bundle.[12]


CareFusion
Alaris® PC
0.22
0.45
CHANNEL SELECT
CareFusion

Cost. Reduced.

This is an era of financial pressure with 30% of hospitals reporting negative operating margins.[13] At the same time, hospitals have to care for more patients with less reimbursement. CareFusion is here to help.

Reduce costs and risk in the OR

Nearly 50% of a hospital's costs are in the operating room.[14] CareFusion offers a broad portfolio to help improve profitability and advance clinical effectiveness in the high-cost, high-risk procedural environment.

Reduce cost of adverse events

Adverse events endanger patients and increase a hospital's costs from additional care and extended length of stay. These are costs that may not be reimbursed in the future. CareFusion provides technology to prevent medication errors ($8,750 per incident[15]) and healthcare-associated infections ($14,000 per incident[16]).



$1 million in inventory spend reduced in the first year after implementing Pyxis Perioperative Solutions.[17]



Time spent searching for instrumentation was reduced by nearly two hours per day with IMPRESS® instrument tracking system.[18]



Robert Wood Johnson University Hospital Hamilton in New Jersey saw a 19% decrease in infections and $2.4 million in cost avoidance using MedMined™ Infection Surveillance technology.[19]



Memorial Hermann Healthcare, an 11-hospital system in Houston, Texas, anticipates an increase in net revenue of $13 million using Pyxis Perioperative Solutions.[20]



St. John's Medical Center, a 52-bed hospital in Wyoming, eliminated 97% of lost charges in the OR after implementing Pyxis Perioperative Solutions.[21]



Technology. Proven.

Critical Care Technologies

CareFusion is committed to breaking the cycle of harmful and costly medication errors, simplifying medication management and improving medical care for the most compromised patients. Our Pyxis dispensing and Alaris infusion products have helped change the way medications are delivered to patients, from the pharmacy to the bedside. The newest addition to our infusion portfolio—needle-free IV disposable products under the MaxPlus® brands—contain patented technology to help reduce catheter-related bloodstream infections. And our industry-leading respiratory solutions provide protective lung technologies across the continuum of care.


2,429
2,644

FY08 FY09 FY10

Critical Care Technologies Segment Revenue

$ millions



Dispensing

From perioperative areas to the nursing floors, we provide the solutions and insight needed to manage medications and supplies throughout the hospital.

- Provides a measurable return on investment
- Helps increase clinician efficiency and productivity
- Helps improve patient safety and regulatory compliance

Products and services: Pyxis MedStation™ 4000 system, Pyxis point of care verification, Pyxis PARx® system, Pyxis ProcedureStation™ RFID system



Infusion

Our innovative line of infusion safety systems can help reduce harmful IV medication errors and improve the overall quality and safety of patient care.

- Provides a comprehensive IV medication safety system
- Helps protect all infusion types on a single platform
- Offers dedicated and non-dedicated infusion sets and accessories

Products and services: Alaris System, Guardrails software, Smartsite® IV sets and accessories, MaxPlus needleless connectors



Respiratory

From the hospital to the home, our range of respiratory and diagnostic products empower patients and clinicians to improve the quality of care and outcomes.

- Offers a full range of ventilators and disposable products
- Reduces ventilator days with comprehensive monitoring tools
- Delivers proven lung protective technology

Products and services: AVEA, VELA® and LTV® ventilators, Air*Life*™ diagnostic catheter, Jaeger and SensorMedics® respiratory diagnostic instruments

Medical Technologies and Services

CareFusion offers thousands of medical instruments, innovative neurodiagnostic technologies and proven infection prevention solutions. Trusted brands, including V. Mueller and Snowden-Pencer surgical instruments, Nicolet neurodiagnostic devices, and AVA*max* and PleurX interventional specialty products, help advance the science and safety of care. Our ChloraPrep skin prep products and MedMined electronic data mining and surveillance solutions help reduce the incidence of heathcare-associated infections—from the point of incision to the point of care.


1,060
1,166
1,285
FY08
FY09
FY10

Medical Technologies and Services Segment Revenue
$ millions



Infection Prevention and Surveillance

ChloraPrep skin prep products, MedMined services and other proprietary offerings help hospitals identify, measure and prevent HAIs throughout hospital care areas.

- Helps hospitals prevent and reduce the potential risk of skin infections
- Delivers measurable cost savings

Products and services: ChloraPrep skin prep products, MedMined services, CareFusion Surgical Clippers



Surgical and Interventional Technologies

Our extensive portfolio includes V. Mueller and Snowden-Pencer surgical instruments, Nicolet neurodiagnostic devices, AVA*max* vertebral augmentation system and PleurX catheter system.

- Provides an all-in-one, cost effective system for vertebral augmentation
- Offers systems that help automate central supply workflow

Other Products and services: IMPRESS instrument management system, Jamshidi® bone biopsy needles, Safe-T™ *PLUS* procedural trays



Surgical Products

In countries outside the United States, CareFusion also sells Convertors® drapes and gowns, Custom Sterile® procedure packs, Medi-Vac® fluid management products and Esteem™, Protegrity® and Triflex® surgical gloves.

Products and services: Esteem, Protegrity and Triflex surgical gloves, Custom Sterile procedure packs

Year in review

Highlights

CareFusion completed its spinoff from Cardinal Health on August 31,2009 and the stock (NYSE: CFN) began publicly trading on the New York Stock Exchange on September 1. We had an eventful first year, growing our business in key markets, introducing innovative new products and services, and streamlining our product portfolio. We also made our first acquisition, Medegen, a leading innovator of clinically differentiated needleless IV access valves and administration sets. We are increasingly focusing our energy horizontally across our product lines to provide measurable value in the areas of medication management, infection prevention, the control of procedural area costs and respiratory care.


CareFusion
CareFusion
SEPTEMBER
10
THURSDAY
CFN
LISTED
NYSE

CareFusion leadership team at the New York Stock Exchange on September 10, 2009.

Innovative products and partnerships

CareFusion introduced 27 new products this year. From the AVA*max* vertebral balloon for kyphoplasty spine procedures to first-of-its-kind respiratory technologies, the new offerings help improve patient safety or lower the cost of healthcare.

In April, we formed a partnership with Cerner Corporation to improve data communication between our Pyxis medication dispensing, supply and anesthesiology systems, and Cerner's integrated device connectivity architecture. This enhanced integration is expected to help reduce medication errors, improve clinician workflow and increase patient safety.





In 2010, CareFusion launched 27 new products including AVA*max* vertebral balloon (left) and EnView camera controller (right).

Selected new products announced in 2010

- Air*Life* diagnostic catheter
- AVA*max* vertebral balloon
- Closed Loop Controller of Inspired Oxygen ($CLiO_2$™) technology
- EnView™ camera controller
- EnVe™ ventilator
- Knowledge Portal
- MyoJect Luer Lock needle
- Pyxis Advisor
- Pyxis Control Center
- Pyxis Nurse Link
- Pyxis ProcedureStation Radio Frequency Identification system
- Snowden-Pencer in-line and pistol grip laparoscopic surgical instruments

Building the brand

We made investments to build our brand this year through interactive customer experiences, like the CareFusion Mobile Experience Truck tour and CareFusion Jazz Festival Series. The CareFusion Mobile Experience made 165 stops at customer, employee and tradeshow locations demonstrating a safer patient care process through the use of our products and technology. The CareFusion Jazz Festival Series provided buzz around the CareFusion name, and we seized this opportunity to raise awareness and funding for patient safety initiatives worldwide. We also lent our Chasing Zero trademark and financial support to produce a documentary on patient safety featuring actor Dennis Quaid. More information about the documentary can be found at carefusion.com or chasingzero.com.



CareFusion Mobile Experience Truck outside of Dublin Methodist Hospital in Dublin, Ohio.



Helping those in need

The CareFusion Foundation supports organizations that help foster best practices to measurably improve patient care, in addition to supporting community efforts to enhance health and wellness. The largest philanthropic effort to date was the coordination of a $3.1 million in-kind donation of 200 infusion pumps, 100 ventilators and a water purification system to assist with the earthquake relief efforts in Haiti. The CareFusion Foundation expects to expand its outreach in fiscal 2011 to healthcare organizations by introducing grants to fund patient safety initiatives.

Our employees are also committed to helping others and once again participated in our annual "Day of Caring" on July 1. Thousands volunteered in their local communities by completing art projects to beautify hospitals, cleaning parks and assisting food banks, to name a few activities.



Noteworthy recognitions:

CareFusion brands like Pyxis, V. Mueller, Alaris and ChloraPrep are some of the most recognized and trusted in the healthcare industry. Others have taken notice, too:

KLAS named the Alaris System as one of the "best all-around" infusion pump options for hospitals and MedMined Services received the annual top ranking for infection surveillance technology providers.

MD Buyline named Pyxis technologies number one in user satisfaction ratings for six straight quarters.

Data published in *The New England Journal of Medicine* demonstrates that ChloraPrep, our patient preoperative skin preparation, reduced certain surgical site infections by 41% compared to povidone-iodine solution, the most commonly used preoperative skin preparation.

Financials

Consolidated results



3,663
3,595
3,929
FY08 FY09 FY10

Revenue
$ millions



333
290
171
FY08 FY09 FY10

Income from continuing operations
$ millions



358
316
317
FY08 FY09 FY10

Adjusted income from continuing operations*
$ millions



1.51
1.32
0.77
FY08 FY09 FY10

Diluted earnings per share from continuing operations



1.62
1.43
1.42
FY08 FY09 FY10

Adjusted diluted earnings* per share from continuing operations

* These financial measures are considered non-GAAP financial measures, as they exclude nonrecurring items related to restructuring and acquisition integration charges, nonrecurring spinoff related costs, acquired in-process research and development charges, nonrecurring gain on the sale of assets and nonrecurring tax items. Reconciliations can be found on page 16. In addition, reconciling information can be found on the CareFusion website at carefusion.com under the Use of Non-GAAP Financial Measures link of the Investor Relations tab.

Leadership

Senior leadership

Don Abbey
Senior Vice President
Quality and Regulatory Affairs

Edward Borkowski
Chief Financial Officer

Cathy Cooney
Executive Vice President
Human Resources

Vivek Jain
President
Medical Technologies and Services

Tom Leonard
President
Dispensing Technologies

Dr. Steve Lewis
Chief Medical Officer

Jim Mazzola
Senior Vice President
Global Marketing and Communication

Neil Ryding
Executive Vice President
Global Manufacturing and Supply

David L. Schlotterbeck
Chairman and
Chief Executive Officer

Joan Stafslien
Executive Vice President
General Counsel,
Chief Compliance Officer and Secretary

Dwight Winstead
Chief Operating Officer

Board of Directors

Philip L. Francis (N)
Executive Chairman
PetSmart, Inc.

Robert F. Friel (H, N)
Chairman and CEO
PerkinElmer, Inc.

Jacqueline B. Kosecoff, PhD (A, H)
CEO
Prescription Solutions
UnitedHealth Group

J. Michael Losh (A)
Retired Chief Financial Officer
General Motors Corporation

Gregory T. Lucier (A, H)
Chairman and CEO
Life Technologies Corporation

Dr. Edward D. Miller (N)
CEO, Johns Hopkins Medicine
Dean, The Johns Hopkins University
School of Medicine

Michael D. O'Halleran (H)
Senior Executive Vice President
Aon Corporation

David L. Schlotterbeck
Chairman and CEO
CareFusion Corporation

Robert P. Wayman (A, N)
Retired Chief Financial Officer
Hewlett-Packard Company

A: Audit Committee member
H: Human Resources and Compensation Committee member
N: Nominating and Governance Committee member

CareFusion Corporation reconciliations

(in millions, except per share amounts)	GAAP	Nonrecurring items	Adjusted*
		Fiscal 2010	
Revenue	3,929	-	3,929
Income from continuing operations	171	146	317
Diluted EPS from continuing operations	0.77	0.65	1.42
Diluted shares outstanding	223.0	223.0	223.0
		Fiscal 2009	
Revenue	3,595	-	3,595
Income from continuing operations	290	26	316
Diluted EPS from continuing operations	1.32	0.11	1.43
Diluted shares outstanding**	220.5	220.5	220.5
		Fiscal 2008	
Revenue	3,663	-	3,663
Income from continuing operations	333	25	358
Diluted EPS from continuing operations	1.51	0.11	1.62
Diluted shares outstanding**	220.5	220.5	220.5

* Adjusted financial information reflects GAAP results adjusted on a non-GAAP basis to exclude nonrecurring items. Fiscal 2010 nonrecurring items include restructuring and acquisition integration charges, nonrecurring spinoff related costs, nonrecurring gain on the sale of assets and nonrecurring tax items. Fiscal 2009 nonrecurring items include restructuring and acquisition integration charges and nonrecurring tax items. Fiscal 2008 nonrecurring items include restructuring and acquisition integration charges, acquired in-process research and development charges and nonrecurring tax items.

** Fiscal 2009 and Fiscal 2008 basic and diluted shares outstanding equals the common stock outstanding on August 31, 2009, the date which CareFusion common stock was distributed to shareholders of Cardinal Health.

The financial information set forth in the above summary may not be indicative of our future performance, and our financial information for periods prior to June 30, 2009 does not necessarily reflect what our financial position and results of operations would have been had we operated as an independent, publicly traded company during such periods presented, including changes that occurred in our operations and capitalization as a result of the spinoff from Cardinal Health.


CareFusion

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 001-34273


CareFusion

CareFusion Corporation
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	26-4123274 (I.R.S. Employer Identification No.)

3750 Torrey View Court
San Diego, CA 92130
Telephone: (858) 617-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common Stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting common stock held by non-affiliates based on the closing stock price on December 31, 2009, was $5,551,367,009. For purposes of this computation only, all executive officers and directors have been deemed affiliates; neither Cardinal Health, Inc. nor any of the registrant's 5% greater stockholders are affiliates.

Documents Incorporated by Reference:

Portions of the registrant's Proxy Statement to be filed for its 2010 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

Important Information Regarding Forward-Looking Statements

Portions of this Annual Report on Form 10-K (including information incorporated by reference) include "forward-looking statements" based on our current beliefs, expectations and projections regarding our business strategies, market potential, future financial performance, industry and other matters. This includes, in particular, "Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K as well as other portions of this Annual Report on Form 10-K. The words "believe", "expect", "anticipate", "project", "could", "would", and similar expressions, among others, generally identify "forward-looking statements", which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated, or implied in the forward-looking statements. The most significant of these risks, uncertainties and other factors are described in this Annual Report on Form 10-K under "Item 1A — Risk Factors". Except to the limited extent required by applicable law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

ITEM 1. BUSINESS

Overview

We are a global medical technology company with clinically proven and industry-leading products and services designed to measurably improve the safety and quality of healthcare. Our offerings include established brands used in hospitals throughout the United States and in more than 130 countries worldwide.

We offer comprehensive product lines in the areas of intravenous ("IV") infusion, medication and supply dispensing, respiratory care, infection prevention and surgical instruments. Our primary product brands include:

- Alaris IV infusion systems that feature our proprietary Guardrails software, an application that alerts the clinician when a parameter is outside the institution's pre-established limitations for that medication, thereby helping to reduce IV medication errors;
- Pyxis automated medication dispensing systems that provide comprehensive medication management and Pyxis automated medical supply dispensing systems;
- AVEA and Pulmonetic Systems ventilation and respiratory products, and Jaeger and SensorMedics pulmonary products;
- ChloraPrep skin antiseptic products that help prevent vascular and surgical-site infections and MedMined software and surveillance services that help target and reduce healthcare-associated infections ("HAIs"); and
- V. Mueller surgical instruments and related products and services.

For the fiscal years ended June 30, 2010 and 2009, we generated revenue of $3.9 billion and $3.6 billion respectively, and income from continuing operations of $171 million in fiscal year 2010 and $290 million in fiscal year 2009. Approximately 69% of our fiscal year 2010 revenue was from customers in the United States and 31% was from customers outside of the United States.

Separation from Cardinal Health

We were incorporated in Delaware on January 14, 2009 for the purpose of holding Cardinal Health, Inc.'s clinical and medical products businesses in anticipation of spinning off from Cardinal Health. We completed the spinoff from Cardinal Health on August 31, 2009. In connection with the spinoff, Cardinal Health contributed the majority of the businesses comprising its clinical and medical products segment to us ("the contribution"), and distributed approximately 81% of our outstanding common stock, or approximately 179.8 million shares, to its shareholders ("the distribution"), based on a distribution ratio of 0.5 shares of our common stock for each common share of Cardinal Health held on the record date of August 25, 2009. Cardinal Health retained approximately 19% of our outstanding common stock, or approximately 41.4 million shares, in connection with the spinoff. As a condition to the separation, Cardinal Health is required to dispose of the remaining 19% of our common stock within five years of the distribution date.

Until our separation from Cardinal Health on August 31, 2009, CareFusion Corporation was a wholly owned subsidiary of Cardinal Health. Accordingly, our historical financial information for the fiscal year ended June 30, 2009 and prior years does not reflect our results as a separate, stand-alone company. In this Annual Report on Form 10-K, we describe the businesses contributed to us by Cardinal Health in the spinoff as if they were our businesses for all historical periods described. References in this Annual Report on Form 10-K to our historical assets, liabilities, products, businesses or activities of our business are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the contributed businesses, as conducted as part of Cardinal Health and its subsidiaries prior to the spinoff. In connection with the spinoff, Cardinal Health retained certain lines of business that manufacture and sell surgical and exam gloves, drapes and apparel and fluid management products in the United States markets that were historically managed by us prior to the spinoff, which were part of the clinical and medical products businesses of Cardinal Health. These lines of businesses are reflected in the CareFusion financial information included throughout this Annual Report on Form 10-K as discontinued operations.

Our Strengths

We possess a number of competitive advantages that distinguish us from our competitors, including:

Scale and focus. We are one of the largest medical technology companies in the world, with long-standing customer relationships, a global presence, and a focus on helping clinicians improve patient safety. The prevalence and magnitude of medical errors and HAIs have put patient safety among the top issues for hospitals, regulators and payers in the United States and increasingly, worldwide. We believe that we are well-positioned to address these global quality and patient safety needs by providing products and services that help hospitals and other healthcare providers prevent medication errors, reduce infections, and manage medications and supplies more efficiently.

Technology leadership and innovation. We have a long history of innovation and developing products and services that enable our customers to deliver safer and more cost-effective patient care. We pioneered the concept of a "smart" infusion pump that alerts the clinician when a parameter is outside the institution's pre-established limitations for that medication, and we created the market for medication dispensing machines that automate the management of medications from the pharmacy to the nursing unit. We have also integrated our products with other information systems within the hospital, including financial and business systems that support patient admissions, discharges and transfers, operational systems that include inventory management and clinical systems that include pharmacy information and electronic medical records. We were the first to integrate automated supply dispensing systems with clinical information systems that enable clinicians to chart, charge and reorder supplies with the touch of a button. Today, we have an extensive library of healthcare information system interfaces, with almost 17,000 distinct interfaces to almost 300 vendor systems in almost 3,500 facilities domestically. These interfaces allow us to integrate our products with any of the major information technology products in healthcare. In the respiratory care arena, we have strong positions with technologies used in the diagnosis and treatment of pulmonary and sleep-related disorders. We believe that our strong heritage of leadership and innovation provides us with a solid foundation for the continued development of safe and cost-effective products that will enable us to continue to grow our revenue.

Industry expertise. We employ a wide range of experienced clinical professionals, including doctors, nurses and pharmacists, who bring a detailed understanding of how providers use our products and the current state of clinical practice, including best practices for infusion, medication management, infection prevention and respiratory therapy. These experts enable us to develop innovative and industry-leading products and services because of their in-depth understanding of the medical and clinical protocols for our products.

Focus on customer service. As of June 30, 2010, we employed more than 800 sales people in the United States and over 1,500 field, clinical and technical service personnel. We work with our customers to optimize their workflow as we meet their equipment needs, allowing them to deliver the highest level of patient care and reduce operating costs. We provide on-site clinical and technical support, product effectiveness tracking and customer training to provide the support necessary to maximize medication safety.

Strategy

We seek to grow our business by, among other things:

Focusing on healthcare safety and productivity. We intend to continue to address the global priority of quality and patient safety by providing products and services that help hospitals and other healthcare providers prevent medication errors, reduce infections and manage medications and supplies more efficiently, which helps to reduce overall costs for our customers. Productivity and safety are rapidly becoming the standards by which healthcare providers are measured and compensated. We intend to continue to expand our product portfolio with additional and enhanced products and services that enable hospitals and other healthcare providers to reduce medication errors and overall treatment costs.

Focusing on innovative and clinically proven products. With hospitals and other healthcare providers increasingly adopting outcome-based standards as a key part of their decision-making processes, we will offer additional and enhanced products and services that demonstrate clinical differentiation by providing a proven solution with simple and compelling economic benefits. We intend to increase our investment in research and development to bring to market products that make it easy for providers to follow evidence-based protocols in patient care. In fiscal year 2010, we introduced 27 new or enhanced products, and our innovation pipeline includes numerous additional new or enhanced products that are expected to be launched in the next few years.

Accelerating global growth. Our industry-leading positions in the United States markets in which we currently operate provide us with a platform for growth outside of the United States. Because our products and technologies have similar applications around the world, we intend to focus on expanding our operations in select developed and emerging markets outside the United States. We also intend to invest in expanding our research and development capabilities to better tailor products to the needs of markets outside the United States.

Pursuing strategic opportunities. We intend to continue to explore organic growth, strategic alliances and acquisition opportunities that enable us to address our customers' key concerns of productivity and medication safety. We intend to selectively pursue strategic opportunities that give us access to innovative technologies, complementary product lines or new markets, yet remain consistent with our focus on productivity and safety. Our business strategy also involves assessing our portfolio of businesses with a view of divesting non-core businesses and product lines that do not align with our objectives.

Acquisitions and Dispositions

Our business was formed principally through a series of acquisitions by Cardinal Health of established healthcare companies. Since our separation from Cardinal Health, we have taken steps to expand our product offerings through acquisitions and to divest non-core businesses. In May 2010, we acquired Medegen, LLC ("Medegen"), a manufacturer of clinically differentiated IV needleless access valves and administration sets, for $224 million in cash. In addition, during fiscal year 2010 we divested our Audiology business and our Research Services business.

Business Segments

Our business consists of two reporting segments: Critical Care Technologies and Medical Technologies and Services.

- ***Critical Care Technologies*** includes our infusion, dispensing and respiratory care businesses that develop, manufacture and sell capital equipment and related dedicated and non-dedicated disposables.
- ***Medical Technologies and Services*** includes our infection prevention and medical specialties products and services businesses that develop, manufacture and sell primarily single-use, disposable products and reusable surgical instruments.

See note 16 to the audited consolidated and combined financial statements for certain segment financial data relating to our business.

Critical Care Technologies Segment

In our Critical Care Technologies ("CCT") segment, we develop, manufacture and market equipment and related supplies for infusion, medication and supply dispensing, and respiratory care. We believe our products enable healthcare professionals to improve patient safety by reducing medication errors and improving administrative controls, while simultaneously improving workflow and increasing operational efficiency. This segment primarily sells capital equipment and related dedicated and non-dedicated disposable products. We sell these products primarily through our direct sales force, but use third-party distributors as well, particularly outside the United States.

Our products in this segment are integrated with other information systems within the hospital, including financial and business systems that support patient admissions, discharges and transfers, operational systems that include inventory management and clinical systems that include pharmacy information and electronic medical records. Today, we have an extensive library of healthcare information system interfaces, with almost 17,000 distinct interfaces to almost 300 vendor systems in almost 3,500 facilities domestically.

In addition to our range of infusion and dispensing systems and respiratory products, we also offer a comprehensive group of value-added services and programs, software technical services and clinical education. Our project management teams help our customers develop a project implementation plan and help to ensure a rapid, seamless implementation of our products.

We offer a field service organization as well as customer call centers to support our customers before, during and after product installation. Our field service organization provides on-site expertise to resolve customers' service issues, and we operate several customer call centers to provide additional support to our customers. We also maintain a remote access system to help us quickly diagnose and rapidly resolve customers' service issues.

The following chart presents the CCT segment's key product lines:

	Key Product Lines
Infusion	IV medication safety and infusion therapy delivery systems, including dedicated and non-dedicated disposables, software applications and related patient monitoring equipment (sold under the Alaris, SmartSite, MaxPlus and MaxGuard brands)
Dispensing	Automated dispensing machines and related applications for distributing and managing medication and medical supplies (sold under the Pyxis brand)
Respiratory Care	Equipment and supplies for ventilation and respiratory and sleep diagnostics (sold under the AVEA, Pulmonetic Systems, Jaeger and SensorMedics brands)

Infusion

We are a leader in the design, development and marketing of IV medication technology, including IV infusion systems that deliver medications and other fluids directly into a patient's veins in precise, measured quantities over a wide range of infusion rates. We have the largest installed base of large volume infusion pumps (a key component of the infusion system) in the United States. We sell infusion products primarily to hospitals, ambulatory surgical centers and transport services.

The international infusion systems market is more regionalized and fragmented than the United States market, and we have developed infusion products tailored to meet the different needs of this market. As regions become more aware of the importance of patient safety, we expect the demand for more sophisticated products will increase as it has in the United States. We have an established presence in countries that have already recognized the importance of patient safety, such as the United Kingdom and Australia.

Our Alaris System enables healthcare professionals to administer intravenous fluids while at the same time monitoring vital signs such as respiratory activity and blood oxygen levels. The Guardrails software application alerts a clinician when a parameter is outside the institution's pre-established limitations (known as a "data set") for that medication, thereby helping to reduce IV medication errors. Using a centralized server, data sets can be uploaded wirelessly to the individual Alaris System units and continuous quality improvement ("CQI") data can be downloaded from the Alaris System. The CQI data is then used to refine the data sets. In addition, the centralized server makes it possible to send infusion system data to other hospital information systems, including electronic medication administration records, pharmacy information systems, alarms, management applications and documentation systems.

We offer a full range of disposable IV administration sets and accessories, many of which feature our proprietary SmartSite needle-free valves and patented technology designed to help health care providers reduce catheter-related blood stream infections ("CRBSI") and prevent catheter occlusions. In addition, our acquisition of Medegen in May 2010 expanded our product offerings to include clinically differentiated IV needleless access valves and administration sets, which we expect to drive continued market penetration and innovation. In North America, each of our current large volume infusion pumps uses only dedicated disposable administration sets designed and manufactured by or for us for that particular pump.

Dispensing

We are the leading provider of point-of-care systems that automate the dispensing of medications and supplies in hospitals and other healthcare facilities in the United States, where about one out of every two acute care hospitals use our flagship product line, the Pyxis MedStation system. We sell our dispensing products primarily to hospitals and other healthcare facilities including oncology clinics, ambulatory surgical centers, long-term care facilities and physician offices.

Internationally, the standards for clinical and pharmacy practice, the prevalence of clinical information systems and the regulatory and reimbursement policies tend to vary by country and region. As such, the current market for our medication and supply dispensing products is in an early stage of development. We consider the international market for these products to be a long-term growth opportunity.

Studies show that the medication process is the most complex and therefore one of the largest sources of hospital inefficiencies. In 1989, we championed the concept of decentralized medication management — where medications are securely maintained and accessed at the nurse's unit — and became the first to introduce automated dispensing products to the market. Our products are designed to help healthcare professionals reduce medication errors, enhance administrative controls, improve clinician workflow, increase operational efficiency and improve billing accuracy. Our products enable healthcare professionals to provide safer patient care by helping to ensure that the right medications are delivered in the right doses via the right routes to the right patients at the right times.

Our Pyxis medication management products automate the management of medications from the pharmacy to the nursing unit and integrate with other operational and information systems within the hospital. Other Pyxis products that are focused on medication management include the Pyxis Anesthesia system for medication dispensing in the operating room and the PyxisConnect physician order management system, which streamlines the physician order process, decreases order turnaround time and reduces transcription errors. We have other product offerings that, among other things, help to secure, track and replenish supplies of controlled substances and help to ensure the accuracy of medications picked in the pharmacy and delivered to the Pyxis MedStation system.

In addition to medication dispensing, we also offer a comprehensive portfolio of medical supply management systems at the point of use, including the Pyxis SupplyStation system and the Pyxis ProcedureStation system, which are supply dispensing systems with controlled access and radio-frequency features that deliver custom solutions tailored to meet the needs of each customer.

We also offer wireless handheld technology that supports both our infusion and dispensing businesses. Our positive patient identification applications for bedside verification are a critical enabler of our integrated medication management and patient safety capabilities. Using our wireless handheld technologies for positive patient identification can help healthcare providers ensure the safety and accuracy of medication administration, specimen collection and blood transfusions. We believe these technologies can also improve patient charting and review.

To help provide financial flexibility to our customers, we offer them the opportunity to lease our dispensing products. We provide the financing for the majority of our customers under our leasing program rather than relying on third-party providers of credit.

Respiratory Care

We develop, manufacture, market and service products for diagnosis and treatment of pulmonary and sleep-related disorders. Patients with respiratory conditions are among the highest cost, highest risk, largest and fastest-growing hospital populations. Ventilator-associated pneumonia ("VAP") is the second most common HAI in the United States. We offer an extensive line of industry-leading mechanical ventilators marketed globally that treat respiratory insufficiency caused by illness, injury or premature birth and help to reduce the incidence of VAP. These products are used in a variety of settings, from intensive care units to homecare. We sell our respiratory care products worldwide to a variety of customers including hospitals, clinics, private physicians and research centers.

We also offer high-frequency oscillatory ventilators ("HFOV") which are specialized devices designed to provide superior pulmonary gas exchange, while protecting the patient's lungs from damage that may be caused by the cyclic expansion and contraction characteristic of conventional ventilators. Our HFOV products are primarily used to treat children and premature infants who suffer from acute respiratory failure and adults who suffer from acute respiratory distress syndrome.

We are one of the largest manufacturers of lung function testing equipment. We offer a broad line of pulmonary function testing equipment, from basic spirometry products, which measure the rate and volume of breathing, to complete pulmonary function and metabolic systems, which measure a wide range of heart, lung and metabolic functions. Other respiratory products we offer include dedicated disposables such as ventilator circuits (tubing used to connect patients to ventilator machines), oxygen masks, cannulae and suction catheters used to clear the trachea.

We also have an established presence in the sleep diagnostics market and sell products ranging from basic sleep diagnostic systems that monitor a single patient to networked, modular, expandable sleep labs that can monitor multiple patients simultaneously. Our range of products used to treat obstructive sleep apnea consists of face masks, headgear, replacement filters and tubing, and a continuous positive airway pressure ("CPAP") device for providing the therapy.

Medical Technologies and Services Segment

In our Medical Technologies and Services ("MT&S") segment, we develop, manufacture and market disposable infection prevention products, software-based infection detection services, surgical and diagnostic instrumentation and neurological monitoring equipment. The majority of products in this segment are used primarily in the operating room and interventional suites, and to a lesser degree in the critical care departments of hospitals. We sell these products and services through a combination of direct sales representatives and third-party distributors.

The following chart presents the MT&S segment's key product lines:

	Key Product Lines
Infection Prevention	For the United States market, skin disinfectant and other patient-preparation, hair-removal and skin-care products and infection detection software (sold under the ChloraPrep and MedMined brands); for international markets, all of the above products and also third-party sourced surgical and exam gloves, drapes and apparel and fluid management products and custom surgical procedure kits
Medical Specialties	Surgical instruments and related products and services, interventional specialty products, such as diagnostic trays and biopsy needles, drainage catheters and vertebral augmentation products, and neurological monitoring and diagnostic products (surgical instruments sold under the V. Mueller brand)

Infection Prevention

Our infection prevention products consist mainly of single-use medical products used in surgical and vascular access procedures. Many of these products enhance patient outcomes by reducing HAIs, such as surgical-site infections and catheter-related bloodstream infections. HAIs are a significant issue for hospitals around the world, and a recent cost estimate by the Centers for Disease Control and Prevention (the "CDC") puts the economic impact of HAIs between $35 billion and $45 billion per year in the United States alone. As of October 1, 2008, the Centers for Medicare and Medicaid Services no longer reimburse hospitals for the added cost of treating certain HAIs, placing an increased economic burden on hospitals. Most HAI's are related to routine procedures and occurrences in hospitals; in fact, the CDC estimates that 32% of all HAI's are urinary tract infections, 22% are surgical site infections, and 14% are bloodstream infections.

In our United States infection prevention business, our key product offering is our line of proprietary ChloraPrep sterile, single-use applicators for patient preoperative skin preparation in vascular access and surgical procedures. ChloraPrep products are used by hospitals and surgery centers to disinfect the skin before surgical and vascular procedures. We began to market the ChloraPrep products upon our acquisition of the assets of Enturia in fiscal year 2008.

ChloraPrep products use the clinically preferred concentration of the skin antiseptic chlorhexidine gluconate ("CHG") with 70% isopropyl alcohol. Over 35 clinical studies have demonstrated the superiority of CHG to traditional iodine-based products. As a result, more than a dozen internationally recognized agencies and organizations, including the CDC, the Institute for Healthcare Improvement, the National Institutes of Health, the American Association of Critical Care Nurses and the American Academy of Pediatrics support the use of CHG-based formulations for patient skin preparation.

In addition to ChloraPrep products, we also manufacture and market a broad line of patient-preparation, hair-removal and skin-care products, including clippers and razors, special soaps, sponges and scrub brushes for surgeons and other operating room personnel. While our direct selling organization primarily promotes our infection prevention products to acute care hospitals, our products are also used in ambulatory surgical centers and other healthcare settings such as blood banks, dialysis centers and home health and reference labs.

In our international infection prevention business, we primarily sell third-party sourced surgical and exam gloves, drapes and apparel and fluid management products and assemble and sell custom surgical procedure kits. The four key categories in these markets are:

- single-use surgical drapes, gowns and apparel that provide barrier protection for patients, doctors and clinical staff during surgery, childbirth and other procedures;
- surgical gloves in both latex and latex-free versions;

- fluid suction and collection systems that consist of disposable suction canisters and liners, suction tubing and supporting hardware and accessories; and
- surgical procedure kits that we custom assemble and often include the surgical drapes we sell.

We have sales representatives or commissioned agents outside the United States. We have regulatory approval in the United Kingdom to sell ChloraPrep products, and over time our intention is to use our direct selling organization outside the United States to bring ChloraPrep products to international markets.

We also offer MedMined services that feature infection detection software for hospitals, alerting clinicians to early signs of an emerging infection issue and allowing the hospital to target improvement efforts at the right place and the right time. This patented program automatically identifies patterns indicative of specific and correctable quality breakdowns to prevent and treat HAIs. More than 300 hospitals in the United States use MedMined services to help them detect, monitor, prevent and measure outcomes related to HAIs.

Medical Specialties

Our V. Mueller brand is the largest United States supplier of reusable stainless-steel surgical instruments primarily focused on the operating room. V. Mueller is an established brand that has been in business for over 100 years and today enables hospitals and surgeons to manage their surgical instruments to ensure the highest level of safety, productivity, quality and performance. We offer over 25,000 unique surgical instruments, as well as surgical instrument information tracking systems, surgical instrument sterilization container systems and surgical instrument repair services. Key products include clamps, needle holders, retractors, specialty scissors and forceps. Our V. Mueller products are sold predominantly in the United States directly to hospitals through a direct selling organization.

Additionally, we develop and manufacture a variety of medical devices used primarily by interventional radiologists and surgeons in combination with certain image guidance technologies (for example, x-ray, computed tomography and ultrasound). We offer an extensive line of products that support interventional medicine for a variety of clinical disciplines in body and spine pain interventions. Our products include diagnostic trays, bone marrow and soft tissue biopsy needles to diagnose cancer, drainage catheters and vertebral augmentation products to treat painful fractures of the spine. These products are sold predominantly in the United States directly to hospitals.

In addition to the products and services described above, we also develop, manufacture, market and service a comprehensive line of neurological and vascular diagnostic and monitoring products, as well as provide a complete line of accessories for these devices. We sell these neurocare products globally to a variety of customers, including hospitals and other healthcare facilities such as private practice and outpatient clinics, ambulatory surgery centers and physician offices.

Competition

The markets for our products are highly competitive. No one company competes with us across the breadth of our offerings, but individual product lines face significant competition in both our domestic and international markets. We compete based upon quality and reliability, technological innovation, price, customer service and support capabilities, brand recognition, patents and other intellectual property and the value proposition of helping improve patient outcomes while reducing overall costs associated with patient safety. We believe our superior product quality and brand strength give us a competitive advantage. We expect to continue to use our clinical expertise to offer innovative, industry-leading products for our customers.

Customers, Sales and Distribution

Sales to customers in the United States accounted for approximately 69% of our fiscal year 2010 revenue. Our primary end customers in the United States include hospitals, ambulatory surgical centers, clinics, long-term care facilities and physician offices. A substantial portion of our products in the United States are sold to hospitals that are members of a group purchasing organization ("GPO"), integrated delivery networks ("IDNs"), and through wholesalers and distributors. Included within our product sales to wholesalers and distributors are product sales to Cardinal Health, with whom we have a non-exclusive distribution relationship following the spinoff. We have purchasing agreements for specified products with a wide range of GPOs in the United States. The scope of products included in these agreements varies by GPO. Sales to customers outside the United States comprised approximately 31% of our fiscal year 2010 revenue, including sales to customers in over 130 countries worldwide. Our primary customers in markets outside the United States are hospitals and wholesalers, which are served through a direct sales force with a presence in more than 15 countries and a network of distributors.

Our capital equipment products generally are delivered from our manufacturing facilities directly to the customer. Our disposables and other non-capital equipment products generally are delivered from our manufacturing facilities and from third-party manufacturers to warehouses and from there, the products are delivered to the customer. We contract with a wide range of transport providers to deliver our products by road, rail, sea and air.

Intellectual Property

Patents, trademarks and other proprietary rights are very important to our business. We also rely upon trade secrets, manufacturing know-how, continuing technological innovations and licensing opportunities to maintain and improve our competitive position. We review third-party proprietary rights, including patents and patent applications, as available, in an effort to develop an effective intellectual property strategy, avoid infringement of third-party proprietary rights, identify licensing opportunities and monitor the intellectual property owned by others.

We hold numerous patents and have numerous patent applications pending in the United States and in other countries that relate to aspects of the technology used in many of our products. Our policy is to file patent applications in the United States and other countries when we believe it is commercially advantageous to do so. We do not consider our business to be materially dependent upon any individual patent.

We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that appear in this Annual Report on Form 10-K include: CareFusion™, Alaris®, Guardrails®, Pyxis®, AVEA®, Pulmonetic Systems™, Jaeger®, SensorMedics®, ChloraPrep®, V. Mueller®, SmartSite®, MedStation®, PyxisConnect®, Pyxis SupplyStation™, Pyxis ProcedureStation™, MedMined™, Convertors®, Presource®, CardinalASSIST™, EnVe™, Valuelink®, MaxPlus™ and MaxGuard™ which may be registered or trademarked in the United States and other jurisdictions.

Research and Development

We continuously engage in research and development to introduce new products and enhance the effectiveness, ease of use, safety and reliability of our existing products. Our research and development efforts include internal initiatives as well as collaborative development opportunities with third parties and licensing or acquiring technology from third parties. We employ engineers, software developers, clinicians and scientists in research and development worldwide. These experts enable us to create innovative, industry-leading products and services because of their in-depth understanding of the medical and clinical protocols for our product lines. Our research and development expenses were $159 million, $160 million and $157 million in fiscal years 2010, 2009 and 2008, respectively. We evaluate developing technologies in areas where we have technological or marketing expertise for possible investment or acquisition.

We intend to continue our focus on research and development as a key strategy for growth, which will focus on internal and external investments in those fields that we believe will offer the greatest opportunity for growth and profitability.

Quality Management

We place significant emphasis on providing quality products and services to our customers. Quality management plays an essential role in understanding and meeting customer requirements, effectively resolving quality issues and improving our products and services. We have a network of quality systems throughout our business units and facilities that relate to the design, development, manufacturing, packaging, sterilization, handling, distribution and labeling of our products. To assess and facilitate compliance with applicable requirements, we regularly review our quality systems to determine their effectiveness and identify areas for improvement. We also perform assessments of our suppliers of raw materials, components and finished goods. In addition, we conduct quality management reviews designed to inform management of key issues that may affect the quality of products and services.

From time to time, we may determine that products manufactured or marketed by us do not meet our specifications, published standards or regulatory requirements. When a quality issue is identified, we investigate the issue and seek to take appropriate corrective action, such as withdrawal of the product from the market, correction of the product at the customer location, notice to the customer of revised labeling or other actions. Any of these actions could have an adverse effect on our business.

Regulatory Matters

Regulation of Medical Devices in the United States

The development, manufacture, sale and distribution of our medical device products are subject to comprehensive governmental regulation. Most notably, all of our medical devices sold in the United States are subject to the Federal Food, Drug and Cosmetic Act ("FDC Act"), as implemented and enforced by the United States Food and Drug Administration ("FDA"). The FDA, and in some cases other government agencies, administers requirements covering the design, testing, safety, effectiveness, manufacturing, labeling, promotion and advertising, distribution and post-market surveillance of our products.

Unless an exemption applies, each medical device that we market must first receive either premarket notification clearance (by making a 510(k) submission) or premarket approval (by filing a premarket approval application ("PMA")) from the FDA pursuant to the FDC Act. In addition, certain modifications made to marketed devices also may require 510(k) clearance or approval of a PMA supplement. The FDA's 510(k) clearance process usually takes from four to twelve months, but it can last longer. The process of obtaining PMA approval is much more costly, lengthy and uncertain. It generally takes from one to three years or even longer. The FDA has recently announced recommendations following two task force investigations into the agency's medical device 510(k) clearance process. If implemented, these recommendations would make the 510(k) clearance process more expensive for us, and could result in delays of future launches of new or modified medical devices. We cannot be sure that 510(k) clearance or PMA approval will be obtained for any product that we propose to market.

After a device is placed on the market, numerous regulatory requirements continue to apply. Those regulatory requirements include the following: product listing and establishment registration; adherence to the Quality System Regulation ("QSR") which requires stringent design, testing, control, documentation and other quality assurance procedures; labeling requirements and FDA prohibitions against the promotion of off-label uses or indications; adverse event reporting; post-approval restrictions or conditions, including post-approval clinical trials or other required testing; post-market surveillance requirements; the FDA's recall authority, whereby it can ask for, or require, the recall of products from the market; and requirements relating to voluntary corrections or removals.

Our manufacturing facilities, as well as those of certain of our suppliers, are subject to periodic and for-cause inspections to verify compliance with the QSR as well as other regulatory requirements. If the FDA were to find that we or certain of our suppliers have failed to comply with applicable regulations, it could institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions, such as product recalls or seizures, monetary sanctions, consent decrees, injunctions to halt manufacturing and distributing products, civil or criminal sanctions, refusal to grant clearances or approvals or delays in granting such clearances or approvals, import detentions of products made outside of the United States, restrictions on operations or withdrawal or suspension of existing approvals. The FDA also has the authority to request repair, replacement or refund of the cost of any medical device manufactured or distributed by us. Any of these actions could have an adverse effect on our business.

Regulation of Medical Devices Outside of the United States

Medical device laws also are in effect in many of the non-United States markets in which we do business. These laws range from comprehensive device approval requirements for some or all of our products to requests for product data or certifications. Inspection of and controls over manufacturing, as well as monitoring of device-related adverse events, also are components of most of these regulatory systems. Most of our business is subject to varying degrees of governmental regulation in the countries in which we operate, and the general trend is toward increasingly stringent regulation. For example, the European Commission ("EC") has harmonized national regulations for the control of medical devices through European Medical Device Directives with which manufacturers must comply. Under these regulations, manufacturers must have received product EC certification from a "notified body" in order to be able to sell products within the member states of the European Union. Certification allows manufacturers to stamp the products with an "EC" mark. Products covered by the EC regulations that do not bear the EC mark may not be sold or distributed within the European Union.

Regulation of Drugs

We market a line of topical antiseptics under the ChloraPrep brand name that are regulated by the FDA and comparable international authorities as nonprescription or over-the-counter ("OTC") drugs. Some of these products are marketed under a new drug application approved by the FDA or its international counterparts. OTC drugs are regulated in the same fashion as prescription drugs in that we must comply with good manufacturing practices, our manufacturing facilities (or those of our contract manufacturers) must be registered and all facilities are subject to inspection by federal and state authorities. Outside the United States, regulatory authorities regulate our OTC products in a manner similar to the FDA. In the United States, advertising of OTC drugs is regulated by the Federal Trade Commission, which imposes certain restrictions on our promotional activities for these products. If we (or our suppliers) fail to comply with regulatory requirements, we could face sanctions ranging from warning letters, injunctions, product seizures, civil or criminal enforcement actions, consent decrees, or removal of the product from distribution. Any of these actions could have an adverse effect on our business.

Healthcare Laws

We are subject to various federal, state and local laws in the United States targeting fraud and abuse in the healthcare industry, which generally prohibit us from soliciting, offering, receiving or paying any remuneration in order to induce the ordering or purchasing of items or services that are in any way paid for by Medicare, Medicaid or other government-sponsored healthcare programs. Healthcare costs have been and continue to be a subject of study, investigation and regulation by governmental agencies and legislative bodies around the world. The United States federal government continues to scrutinize potentially fraudulent practices affecting Medicare, Medicaid and other government healthcare programs. Payers have become more influential in the marketplace and increasingly are focused on drug and medical device pricing, appropriate drug and medical device utilization and the quality and costs of healthcare. Violations of fraud and abuse-related laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in healthcare programs such as Medicare and Medicaid.

Other Regulatory Requirements

We are also subject to the United States Foreign Corrupt Practices Act and similar anti-bribery laws applicable in non-United States jurisdictions that generally prohibit companies and their intermediaries from making improper payments to non-United States government officials for the purpose of obtaining or retaining business. Because of the predominance of government-sponsored healthcare systems around the world, most of our customer relationships outside of the United States are with governmental entities and are therefore subject to such anti-bribery laws. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption to some degree, and in certain circumstances strict compliance with anti-bribery laws may conflict with local customs and practices. In the sale, delivery and servicing of our medical devices and software outside of the United States, we must also comply with various export control and trade embargo laws and regulations, including those administered by the Department of Treasury's Office of Foreign Assets Control ("OFAC") and the Department of Commerce's Bureau of Industry and Security ("BIS") which may require licenses or other authorizations for transactions relating to certain countries and/or with certain individuals identified by the United States government. Despite our global trade and compliance program, our internal control policies and procedures may not always protect us from reckless or criminal acts committed by our employees or agents. Violations of these requirements are punishable by criminal or civil sanctions, including substantial fines and imprisonment.

Raw Materials

We use a wide variety of resin, metals and electrical components for production of our products. We primarily purchase these materials from external suppliers, some of which are single-source suppliers. We purchase materials from selected suppliers based on quality assurance, cost effectiveness and constraints resulting from regulatory requirements, and we work closely with our suppliers to assure continuity of supply while maintaining high quality and reliability. Global commodity pricing can ultimately affect pricing of certain of these raw materials. Though we believe we have adequate available sources of raw materials, there can be no guarantee that we will be able to access the quantity of raw material needed to sustain operations as well as at a cost effective price.

Environmental

Our manufacturing operations worldwide are subject to many requirements under environmental laws. In the United States, the United States Environmental Protection Agency and similar state agencies administer laws that restrict the emission of pollutants into the air, discharges of pollutants into bodies of water and disposal of pollutants on the ground. Violations of these laws can result in significant civil and criminal penalties and incarceration. The failure to obtain a permit for certain activities may be a violation of environmental law and subject the owner and operator to civil and criminal sanctions. Most environmental agencies also have the power to shut down an operation if it is operating in violation of environmental law. United States laws also typically allow citizens to bring private enforcement actions in some situations. Outside the United States, the environmental laws and their enforcement vary and may be more burdensome. For example, some European countries impose environmental taxes or require manufacturers to take back used products at the end of their useful life, and others restrict the materials that manufacturers may use in their products and require redesign and labeling of products. Although such laws do not currently have a significant impact on our products, they are expanding rapidly in Europe. We have management programs and processes in place that are intended to minimize the potential for violations of these laws.

Other environmental laws, primarily in the United States, address the contamination of land and groundwater and require the clean-up of such contamination. These laws may apply not only to the owner or operator of an on-going business, but also to the owner of land contaminated by a prior owner or operator. In addition, if a parcel is contaminated by the release of a hazardous substance, such as through its historic use as a disposal site, any person or company that has contributed to that contamination, whether or not it has a legal interest in the land, may be subject to a requirement to clean up the parcel.

Employees

At June 30, 2010, we employed over 15,000 people across our global operations, with approximately 7,100 employed in the United States. In Europe, some of our employees are represented by unions or works councils. Overall, we consider our employee relations to be good.

Available Information

We post on our public website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). These materials can be found in the Investor Relations section of our website by clicking the "Financial Information" link and then the "SEC Filings" link. Copies of any of these documents may be obtained free of charge through our website or by contacting our Investor Relations Department at 3750 Torrey View Court, San Diego, California, 92130, or by calling 1-888-876-4287.

You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains our reports, proxy and information statements, and other information at *www.sec.gov*.

We have included the certifications of our Chief Executive Officer and Chief Financial Officer required by Section 302 and 906 of the Sarbanes-Oxley Act of 2002 and related rules, relating to the quality of our public disclosure, as exhibits to this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

We urge you to carefully consider the following risks and other information in this Annual Report on Form 10-K in evaluating us and our common stock. Any of the following risks, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, could materially and adversely affect our results of operations or financial condition. The risk factors generally have been separated into three groups: risks related to our business, risks related to the separation and risks related to our common stock.

Risks Related to Our Business

We may be unable to effectively enhance our existing products or introduce and market new products or may fail to keep pace with advances in technology.

The healthcare industry is characterized by evolving technologies and industry standards, frequent new product introductions, significant competition and dynamic customer requirements that may render existing products obsolete or less competitive. As a result, our position in the industry could erode rapidly due to unforeseen changes in the features and functions of competing products, as well as the pricing models for such products. The success of our business depends on our ability to enhance our existing products and to develop and introduce new products and adapt to these changing technologies and customer requirements. The success of new product development depends on many factors, including our ability to anticipate and satisfy customer needs, obtain regulatory approvals and clearances on a timely basis, develop and manufacture products in a cost-effective and timely manner, maintain advantageous positions with respect to intellectual property and differentiate our products from those of our competitors. To compete successfully in the marketplace, we must make substantial investments in new product development whether internally or externally through licensing, acquisitions or joint development agreements. Our failure to enhance our existing products or introduce new and innovative products in a timely manner would have an adverse effect on our results of operations and financial condition.

Even if we are able to develop, manufacture and obtain regulatory approvals and clearances for our new products, the success of those products would depend upon market acceptance. Levels of market acceptance for our new products could be affected by several factors, including:

- the availability of alternative products from our competitors;
- the price and reliability of our products relative to that of our competitors;
- the timing of our market entry; and
- our ability to market and distribute our products effectively.

We are subject to complex and costly regulation.

Our products are subject to regulation by the FDA and other national, supranational, federal and state governmental authorities. It can be costly and time-consuming to obtain regulatory clearance and/or approval to market a medical device or other product. Clearance and/or approval might not be granted for a new or modified device or other product on a timely basis, if at all. Regulations are subject to change as a result of legislative, administrative or judicial action, which may further increase our costs or reduce sales. In addition, we are subject to regulations covering manufacturing practices, product labeling and advertising, and adverse-event reporting that apply after we have obtained clearance or approval to sell a product. Our failure to maintain clearances or approvals for existing products, to obtain clearance or approval for new or modified products, or to adhere to regulations for manufacturing, labeling, advertising or adverse event reporting could adversely affect our results of operations and financial condition. Further, if we determine a product manufactured or marketed by us does not meet our specifications, published standards or regulatory requirements, we may seek to correct the product or withdraw the product from the market, which could have an adverse effect on our business. Many of our facilities and procedures and those of our suppliers are subject to ongoing oversight, including periodic inspection by governmental authorities. Compliance with production, safety, quality control and quality assurance regulations can be costly and time-consuming.

In addition, if our sales and marketing activities fail to comply with FDA regulations or guidelines, or other applicable laws, we may be subject to warnings or enforcement actions from the FDA or other enforcement bodies. A number of companies in the healthcare industry have been the subject of enforcement actions related to their sales and marketing practices, including their relationships with doctors and off-label promotion of products. If we were to become the subject of a similar enforcement action, it could result in negative publicity, penalties, fines, the exclusion of our products from reimbursement under federally-funded programs and/or prohibitions on our ability to sell our products, which could have an adverse effect on our results of operations and financial condition.

Cost-containment efforts of our customers, purchasing groups, third-party payers and governmental organizations could adversely affect our sales and profitability.

Many existing and potential customers for our products within the United States are members of GPOs and IDNs in an effort to reduce costs. GPOs and IDNs negotiate pricing arrangements with healthcare product manufacturers and distributors and offer the negotiated prices to affiliated hospitals and other members. Due to the highly competitive nature of the GPO and IDN contracting processes, we may not be able to obtain or maintain contract positions with major GPOs and IDNs across our product portfolio. Furthermore, the increasing leverage of organized buying groups may reduce market prices for our products, thereby reducing our profitability.

While having a contract with a GPO or IDN can facilitate sales to members of that GPO or IDN, it is no assurance that sales volume of those products will be maintained. The members of such groups may choose to purchase from our competitors due to the price or quality offered by such competitors, which could result in a decline in our sales and profitability.

In addition, our capital equipment products typically represent a sizeable initial capital expenditure for healthcare organizations. Changes in the budgets of these organizations, the timing of spending under these budgets and conflicting spending priorities, including changes resulting from adverse economic conditions, can have a significant effect on the demand for our capital equipment products and related services. In addition, the implementation of healthcare reform in the United States, which may reduce or eliminate the amount that healthcare organizations may be reimbursed for our capital equipment products and related services, could further impact demand. Any such decreases in expenditures by these healthcare facilities and decreases in demand for our capital equipment products and related services could have an adverse effect on our results of operations and financial condition.

Distributors of our products may begin to negotiate terms of sale more aggressively in an effort to increase their profitability. Failure to negotiate distribution arrangements having advantageous pricing or other terms of sale could adversely affect our results of operations and financial condition. In addition, if we fail to implement distribution arrangements successfully, it could cause us to lose market share to our competitors.

Outside the United States, we have experienced downward pricing pressure due to the concentration of purchasing power in centralized governmental healthcare authorities and increased efforts by such authorities to lower healthcare costs. Our failure to offer acceptable prices to these customers could adversely affect our sales and profitability in these markets.

Current economic conditions have and may continue to adversely affect our results of operations and financial condition.

Disruptions in the financial markets and other macro-economic challenges currently affecting the economy and the economic outlook of the United States and other parts of the world have had and we expect will continue to have an adverse impact on our results of operations and financial condition. Recessionary conditions and depressed levels of consumer and commercial spending have caused and may continue to cause our customers to reduce, modify, delay or cancel plans to purchase our products and have caused and may continue to cause vendors to reduce their output or change terms of sales. We have observed certain hospitals delaying as well as prioritizing capital purchasing decisions, which has had and we expect will continue to have an adverse impact on our financial results into the foreseeable future. If our customers' cash flow or operating and financial performance deteriorate or fail to improve, or if they are unable to make scheduled payments or obtain credit, they may not be able to pay, or may delay payment of, accounts receivable owed to us. Likewise, for similar reasons, vendors may restrict credit or impose different payment terms.

We also extend credit through an equipment leasing program for a substantial portion of sales to our dispensing product customers. We are subject to the risk that if these customers fail to pay or delay payment for the dispensing products they purchase from us, it could result in longer payment cycles, increased collection costs, defaults exceeding our expectations and an adverse impact on the cost or availability of financing. These risks related to our equipment leasing program may be exacerbated by a variety of factors, including adverse economic conditions, decreases in demand for our dispensing products and negative trends in the businesses of our leasing customers.

Any inability of current and/or potential customers to pay us for our products or any demands by vendors for different payment terms may adversely affect our results of operations and financial condition.

We may be unable to realize any benefit from our cost reduction and restructuring efforts and our profitability may be hurt or our business otherwise might be adversely affected.

In August 2010, we announced plans for various cost reduction and restructuring activities. These plans are expected to generate operating expense savings of approximately $85 million to $95 million in fiscal year 2011, increasing to annualized savings of $110 million to $120 million in fiscal year 2012 and beyond, through direct and indirect overhead expense reductions and other savings. These types of cost reduction and restructuring activities are complex. If we do not successfully manage our current restructuring activities, or any other restructuring activities that we may take in the future, any expected efficiencies and benefits might be delayed or not realized, and our operations and business could be disrupted. In addition, the costs associated with implementing our restructuring plan might exceed expectations, which could result in additional future charges.

We may be unable to protect our intellectual property rights or may infringe on the intellectual property rights of others.

We rely on a combination of patents, trademarks, copyrights, trade secrets and nondisclosure agreements to protect our proprietary intellectual property. Our efforts to protect our intellectual property and proprietary rights may not be sufficient. We cannot be sure that our pending patent applications will result in the issuance of patents to us, that patents issued to or licensed by us in the past or in the future will not be challenged or circumvented by competitors or that these patents will be found to be valid or sufficiently broad to preclude our competitors from introducing technologies similar to those covered by our patents and patent applications. In addition, our ability to enforce and protect our intellectual property rights may be limited in certain countries outside the United States, which could make it easier for competitors to capture market position in such countries by utilizing technologies that are similar to those developed or licensed by us.

Competitors also may harm our sales by designing products that mirror the capabilities of our products or technology without infringing our intellectual property rights. If we do not obtain sufficient protection for our intellectual property, or if we are unable to effectively enforce our intellectual property rights, our competitiveness could be impaired, which would limit our growth and future revenue.

We operate in an industry characterized by extensive patent litigation. Patent litigation is costly to defend and can result in significant damage awards, including treble damages under certain circumstances, and injunctions that could prevent the manufacture and sale of affected products or force us to make significant royalty payments in order to continue selling the affected products. At any given time, we are involved as either a plaintiff or a defendant in a number of patent infringement actions, the outcomes of which may not be known for prolonged periods of time. We can expect to face additional claims of patent infringement in the future. A successful claim of patent or other intellectual property infringement against us could adversely affect our results of operations and financial condition.

Defects or failures associated with our products and/or our quality system could lead to the filing of adverse event reports, product recalls or safety alerts and negative publicity and could subject us to regulatory actions.

Manufacturing flaws, component failures, design defects, off-label uses or inadequate disclosure of product-related information could result in an unsafe condition or the injury or death of a patient. These problems could lead to a recall of, or issuance of a safety alert relating to, our products and result in significant costs and negative publicity. Due to the strong name recognition of our brands, an adverse event involving one of our products could result in reduced market acceptance and demand for all products within that brand, and could harm our reputation and our ability to market our products in the future. In some circumstances, adverse events arising from or associated with the design, manufacture or marketing of our products could result in the suspension or delay of regulatory reviews of our applications for new product approvals or clearances. We may also voluntarily undertake a recall of our products or temporarily shut down production lines based on internal safety and quality monitoring and testing data.

Our future operating results will depend on our ability to sustain an effective quality control system and effectively train and manage our employee base with respect to our quality system. Our quality system plays an essential role in determining and meeting customer requirements, preventing defects and improving our products and services. While we have a network of quality systems throughout our business units and facilities, quality and safety issues may occur with respect to any of our products. A quality or safety issue may result in public warning letters, product recalls or seizures, monetary sanctions, consent decrees, injunctions to halt manufacturing and distribution of products, civil or criminal sanctions, refusal of a government to grant clearances or approvals or delays in granting such clearances or approvals, import detentions of products made outside the United States, restrictions on operations or withdrawal or suspension of existing approvals. Any of the foregoing events could disrupt our business and have an adverse effect on our results of operations and financial condition.

We are currently operating under an amended consent decree with the FDA and our failure to comply with the requirements of the amended consent decree may have an adverse effect on our business.

We are operating under an amended consent decree with the FDA related to our infusion pump business in the United States. We entered into a consent decree with the FDA in February 2007 related to our Alaris SE pumps, and in February 2009, we and the FDA amended the consent decree to include all infusion pumps manufactured by or for our subsidiary that manufactures and sells infusion pumps in the United States. In accordance with the amended consent decree, and in addition to the requirements of the original consent decree, we implemented a corrective action plan to bring the Alaris System and all other infusion pumps in use in the United States market into compliance, had our infusion pump facilities inspected by an independent expert and had our recall procedures and all ongoing recalls involving our infusion pumps inspected by an independent recall expert. In July 2010, the FDA notified us that we can proceed to the audit inspection phase of the amended consent decree, which includes the requirement to retain an independent expert to conduct periodic audits of our infusion pump facilities. The costs associated with these ongoing audits, and any actions that we may need to take resulting from these audits, could be significant.

We have no reserve in connection with the amended consent decree to cover any future costs and expenses of compliance with the amended consent decree. As such, we may be obligated to pay more costs in the future because, among other things, the FDA may determine that we are not fully compliant with the amended consent decree and therefore impose penalties under the amended consent decree, and/or we may be subject to future proceedings and litigation relating to the matters addressed in the amended consent decree. Moreover, the matters addressed in the amended consent decree could lead to negative publicity that could have an adverse impact on our business. The amended consent decree authorizes the FDA, in the event of any violations in the future, to order us to cease manufacturing and distributing, recall products and take other actions. We may also be required to pay monetary damages if we fail to comply with any provision of the amended consent decree. See note 13 to the audited consolidated and combined financial statements for more information. Any of the foregoing matters could disrupt our business and have an adverse effect on our results of operations and financial condition.

We may incur product liability losses and other litigation liability.

We are, and may be in the future, subject to product liability claims and lawsuits, including potential class actions, alleging that our products have resulted or could result in an unsafe condition or injury. Any product liability claim brought against us, with or without merit, could be costly to defend and could result in settlement payments and adjustments not covered by or in excess of insurance. In addition, we may not be able to obtain insurance on terms acceptable to us or at all because insurance varies in cost and can be difficult to obtain. Our failure to successfully defend against product liability claims or maintain adequate insurance coverage could have an adverse effect on our results of operations and financial condition.

We are involved in a number of legal proceedings. Legal proceedings are inherently unpredictable, and the outcome can result in excessive verdicts and/or injunctive relief that may affect how we operate our business, or we may enter into settlements of claims for monetary damages that exceed our insurance coverage, if any. Future court decisions and legislative activity may increase our exposure to litigation and regulatory investigations. In some cases, substantial non-economic remedies or punitive damages may be sought.

We rely on the performance of our information technology systems, the failure of which could have an adverse effect on our business and performance.

Our business requires the continued operation of sophisticated information technology systems and network infrastructure. These systems are vulnerable to interruption by fire, power loss, system malfunction and other events, which are beyond our control. Systems interruptions could reduce our ability to manufacture and provide service for our products, and could have an adverse effect on our operations and financial performance. The level of protection and disaster-recovery capability varies from site to site, and there can be no guarantee that any such plans, to the extent they are in place, will be totally effective.

An interruption in our ability to manufacture our products, an inability to obtain key components or raw materials or an increase in the cost of key components or raw materials may adversely affect our business.

Many of our key products are manufactured at single locations, with limited alternate facilities. If an event occurs that results in damage to one or more of our facilities, it may not be possible to timely manufacture the relevant products at previous levels or at all. In addition, for reasons of quality assurance or cost effectiveness, we purchase certain components and raw materials from sole suppliers. We may not be able to quickly establish additional or replacement sources for certain components or materials. A reduction or interruption in manufacturing, or an inability to secure alternative sources of raw materials or components that are acceptable to us, could have an adverse effect on our results of operations and financial condition.

Due to the highly competitive nature of the healthcare industry and the cost containment efforts of our customers and third-party payers, we may be unable to pass along cost increases for key components or raw materials through higher prices to our customers. If the cost of key components or raw materials increases and we are unable fully to recover these increased costs through price increases or offset these increases through other cost reductions, we could experience lower margins and profitability.

We may engage in strategic transactions, including acquisitions, investments, or joint development agreements that may have an adverse effect on our business.

We may pursue transactions, including acquisitions of complementary businesses, technology licensing arrangements and joint development agreements to expand our product offerings and geographic presence as part of our business strategy. These transactions could be material to our financial condition and results of operations. For example, in May 2010 we acquired Medegen, a leading innovator in clinically differentiated needleless access valves and administration sets that deliver intravenous medication to patients. We may not complete future transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the expected benefits of any acquisition, license arrangement or joint development agreement. Other companies may compete with us for these strategic opportunities. We also could experience negative effects on our results of operations and financial condition from acquisition-related charges, amortization of intangible assets and asset impairment charges, and other issues that could arise in connection with, or as a result of, the acquisition of the acquired company, including issues related to internal control over financial reporting, regulatory or compliance issues that could exist for an acquired company or business and potential adverse short-term effects on results of operations through increased costs or otherwise. These effects, individually or in the aggregate, could cause a deterioration of our credit profile and/or ratings and result in reduced availability of credit to us or in increased borrowing costs and interest expense.

We could experience difficulties, expenditures, or other risks in integrating an acquired company, business, or technology, including, among others:

- diversion of management resources and focus from ongoing business matters;

- retention of key employees following an acquisition;
- demands on our operational resources and financial and internal control systems;
- integration of an acquired company's corporate and administrative functions and personnel;
- liabilities of the acquired company, including litigation or other claims; and
- consolidation of research and development operations.

In addition, we may face additional risks related to foreign acquisitions, including risks related to cultural and language differences and particular economic, currency, political, and regulatory risks associated with specific countries. If an acquired business fails to operate as anticipated or cannot be successfully integrated with our existing business, our results of operations and financial condition could be adversely affected.

We may engage in the divestiture of some of our non-core businesses or product lines which may have an adverse effect on our business.

Our business strategy involves assessing our portfolio of businesses with a view of divesting non-core businesses and product lines that do not align with our objectives, such as the divestitures of our Audiology business in October 2009 and our Research Services business in May 2010. Any divestitures may result in a dilutive impact to our future earnings, as well as significant write-offs, including those related to goodwill and other intangible assets, which could have a material adverse effect on our results of operations and financial condition. Divestitures could involve additional risks, including difficulties in the separation of operations, services, products and personnel, the diversion of management's attention from other business concerns, the disruption of our business and the potential loss of key employees. We may not be successful in managing these or any other significant risks that we encounter in divesting a business or product line.

We may face significant uncertainty in the industry due to government healthcare reform.

Political, economic and regulatory influences are subjecting the healthcare industry to fundamental changes. In March 2010, comprehensive healthcare reform legislation was signed into law in the United States through the passage of the Patient Protection and Affordable Health Care Act and the Health Care and Education Reconciliation Act. Among other initiatives, the legislation provides for a 2.3% annual excise tax on the sales of certain medical devices in the United States, commencing in January 2013. This enacted excise tax may adversely affect our operating expenses and results of operations. In addition, we anticipate that the current presidential administration, Congress and certain state legislatures will continue to review and assess alternative healthcare delivery systems and payment methods with an objective of ultimately reducing healthcare costs and expanding access. Public debate of these issues will likely continue in the future. We cannot predict with certainty what healthcare initiatives, if any, will be implemented at the state level, or what ultimate effect of federal healthcare reform or any future legislation or regulation may have on our customers' purchasing decisions regarding our products and services. However, the implementation of new legislation and regulation may lower reimbursements for our products, reduce medical procedure volumes and adversely affect our business, possibly materially.

We may need additional financing in the future to meet our capital needs or to make opportunistic acquisitions and such financing may not be available on favorable terms, if at all, and may be dilutive to existing stockholders.

We intend to increase our investment in research and development activities, expand our sales and marketing activities, and may make acquisitions. Our ability to take these and other actions may be limited by our available liquidity, including our ability to access our foreign cash balances in a tax-efficient manner. As a consequence, in the future, we may need to seek additional financing. We may be unable to obtain any desired additional financing on terms favorable to us, if at all. If we lose an investment grade credit rating or adequate funds are not available on acceptable terms, we may be unable to fund our expansion, successfully develop or enhance products or respond to competitive pressures, any of which could negatively affect our business. If we raise additional funds through the issuance of equity securities, our stockholders will experience dilution of their ownership interest. If we raise additional funds by issuing debt, we may be subject to limitations on our operations due to restrictive covenants.

Additionally, our ability to make scheduled payments or refinance our obligations will depend on our operating and financial performance, which in turn is subject to prevailing economic conditions and financial, business and other factors beyond our control. Recent disruptions in the financial markets, including the bankruptcy or restructuring of a number of financial institutions and reduced lending activity, may adversely affect the availability, terms and cost of credit in the future. We cannot be sure that recent government initiatives in response to the disruptions in the financial markets will stabilize the markets in general or increase liquidity and the availability of credit to us.

We are subject to risks associated with doing business outside of the United States.

Our operations outside of the United States are subject to risks that are inherent in conducting business under non-United States laws, regulations and customs. Sales to customers outside of the United States made up approximately 31% of our revenue in fiscal year 2010, and we expect that non-United States sales will contribute to future growth. The risks associated with our operations outside the United States include:

- changes in non-United States government programs;
- multiple non-United States regulatory requirements that are subject to change and that could restrict our ability to manufacture and sell our products;
- possible failure to comply with anti-bribery laws such as the United States Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions;
- different local product preferences and product requirements;
- possible failure to comply with trade protection and restriction measures and import or export licensing requirements;
- difficulty in establishing, staffing and managing non-United States operations;
- different labor regulations;
- changes in environmental, health and safety laws;
- potentially negative consequences from changes in or interpretations of tax laws;
- political instability and actual or anticipated military or political conflicts;
- economic instability and inflation, recession or interest rate fluctuations;
- uncertainties regarding judicial systems and procedures;
- minimal or diminished protection of intellectual property in some countries; and
- regulatory changes that may place our products at a disadvantage.

These risks, individually or in the aggregate, could have an adverse effect on our results of operations and financial condition. For example, we are subject to compliance with the United States Foreign Corrupt Practices Act and similar anti-bribery laws, which generally prohibit companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. While our employees and agents are required to comply with these laws, we cannot be sure that our internal policies and procedures will always protect us from violations of these laws, despite our commitment to legal compliance and corporate ethics. The occurrence or allegation of these types of risks may adversely affect our business, performance, prospects, value, financial condition, and results of operations.

We are also exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates. If the United States dollar strengthens in relation to the currencies of other countries such as the Euro, where we sell our products, our United States dollar reported revenue and income will decrease. Additionally, we incur significant costs in foreign currencies and a fluctuation in those currencies' value can negatively impact manufacturing and selling costs. Changes in the relative values of currencies occur regularly and, in some instances, could have an adverse effect on our results of operations and financial condition.

We are subject to healthcare fraud and abuse regulations that could result in significant liability, require us to change our business practices and restrict our operations in the future.

We are subject to various United States federal, state and local laws targeting fraud and abuse in the healthcare industry, including anti-kickback and false claims laws. Violations of these laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in healthcare programs such as Medicare and Medicaid. These laws and regulations are wide ranging and subject to changing interpretation and application, which could restrict our sales or marketing practices. Furthermore, since many of our customers rely on reimbursement from Medicare, Medicaid and other governmental programs to cover a substantial portion of their expenditures, our exclusion from such programs as a result of a violation of these laws could have an adverse effect on our results of operations and financial condition.

Tax legislation initiatives or challenges to our tax positions could adversely affect our results of operation and financial condition.

We are a large multinational corporation with operations in the United States and international jurisdictions. As such, we are subject to the tax laws and regulations of the United States federal, state and local governments and of many international jurisdictions. From time to time, various legislative initiatives may be proposed that could adversely affect our tax positions. We cannot be sure that our effective tax rate or tax payments will not be adversely affected by these initiatives. In addition, United States federal, state and local, as well as international, tax laws and regulations are extremely complex and subject to varying interpretations. There can be no assurance that our tax positions will not be challenged by relevant tax authorities or that we would be successful in any such challenge.

Our reserves against disputed tax obligations may ultimately prove to be insufficient.

The IRS currently has ongoing audits of fiscal years 2001 through 2007 for Cardinal Health. During the quarter ended September 30, 2008, Cardinal Health received an IRS Revenue Agent's Report for the fiscal tax years ending June 30, 2003 through 2005 that included Notices of Proposed Adjustment related to transfer pricing arrangements between our foreign and domestic subsidiaries and the transfer of intellectual property among our subsidiaries, which we have appealed. The amount of additional tax proposed by the IRS in these notices totals $462 million, excluding penalties and interest, which may be significant. We and Cardinal Health disagree with the IRS regarding the application of the United States Treasury regulations to the arrangements under review and the valuations underlying such adjustments and intend to vigorously contest them. We are still in the audit stage with respect to the fiscal tax years ending June 30, 2006 and 2007 and have received several proposed notices of adjustment to date. The IRS has not yet commenced any IRS audit for our fiscal tax years ending June 30, 2008, 2009 and 2010. The tax matters agreement that we entered into with Cardinal Health specifies that all tax matters related to our businesses, including the control of audit proceedings and payment of any additional liability, is our responsibility. Any such obligation could have an adverse effect on our results of operations and financial condition.

In addition, we regularly review our tax reserves and make adjustments to our reserves when appropriate. During the quarter ended March 31, 2010, we completed a detailed analysis of our tax reserves prompted by new information related to our potential tax positions, tax liabilities, and tax planning strategies. Based on this analysis, we determined it was appropriate to increase our existing tax reserves, which had a negative impact on our financial results and our effective tax rate. Accounting for tax reserves involves complex and subjective estimates by management, which can change over time based on new information or changing events or circumstances, including events or circumstances outside of our control. Although we believe that we have provided appropriate tax reserves for any potential tax exposures, we may not be fully reserved and it is possible that we may be obligated to pay amounts in excess of our reserves, including the full amount that the IRS is seeking in the appeals matter for the fiscal years ended June 30, 2003 through 2005. Any future change in estimate could adversely affect our results of operations and financial condition. See note 12 to the audited consolidated and combined financial statements for a discussion of the Notices of Proposed Adjustment and the change to our tax reserves.

We have a significant amount of indebtedness, which could adversely affect our business and our ability to meet our obligations.

On July 1, 2009, we entered into two senior revolving credit facilities with an aggregate principal amount of $720 million, comprised of a $240 million 364-day revolving credit facility (maturing August 30, 2010) and a $480 million three-year revolving credit facility (maturing August 31, 2012). In addition, on July 14, 2009, we offered and sold $1.4 billion of senior unsecured notes that were utilized to finance our separation from Cardinal Health on August 31, 2009. This significant amount of debt has important risks to us and our investors, including:

- requiring a significant portion of our cash flow from operations to make interest payments on this debt;
- making it more difficult to satisfy debt service and other obligations;
- increasing the risk of a future credit ratings downgrade of our debt, which could increase future debt costs and limit the future availability of debt financing;
- increasing our vulnerability to general adverse economic and industry conditions;
- reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow our business;
- limiting our flexibility in planning for, or reacting to, changes in our business and the industry;
- placing us at a competitive disadvantage to our competitors that may not be as highly leveraged with debt as we are; and
- limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase common stock.

To the extent that we incur additional indebtedness, the risks described above could increase. In addition, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to repay all of the outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to refinance our debt. In addition we may draw down our revolving credit facilities, which would have the effect of increasing our indebtedness.

As a result of various restrictive covenants in the agreements governing our senior revolving credit facilities and our senior unsecured notes, our financial flexibility will be restricted in a number of ways. The agreements governing the senior revolving credit facilities subject us and our subsidiaries to significant financial and other restrictive covenants, including restrictions on our ability to incur additional indebtedness, place liens upon assets, make distributions, pay dividends or make certain other restricted payments and investments, consummate certain asset sales, enter into transactions with affiliates, conduct businesses other than our current or related businesses, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. Our senior revolving credit facilities also require us to meet certain financial ratio tests on an ongoing basis that may require us to take action and reduce debt or act in a manner contrary to our business objectives. Events beyond our control, including changes in general economic and business conditions, may affect our ability to meet those financial ratios and financial condition tests. We cannot be sure that we will be able to meet those tests or that the lenders will waive any failure to meet those tests. A breach of any of these covenants would result in a default under our senior revolving credit facilities. If an event of default under our senior revolving credit facilities or senior notes occurs, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable.

Risks Related to the Separation

We have a limited operating history as a separate publicly-traded company, and our historical financial information is not necessarily representative of the results that we would have achieved as a separate, publicly-traded company and may not be a reliable indicator of our future results.

Our stock began trading publicly on September 1, 2009. The audited combined financial statements for our fiscal year ended June 30, 2009 and the condensed consolidated and combined financial statements for periods ending prior to September 1, 2009 included in this Annual Report on Form 10-K do not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly-traded company during the periods presented or those that we will achieve in the future primarily as a result of the following factors:

- prior to the separation, our business was operated by Cardinal Health as part of its broader corporate organization, rather than as an independent company. Cardinal Health or one of its affiliates performed various corporate functions for us, including, but not limited to, legal, treasury, accounting, auditing, risk management, information technology, human resources, corporate affairs, tax administration, certain governance functions (including compliance with the Sarbanes-Oxley Act of 2002 and internal audit) and external reporting. Our historical financial results reflect allocations of corporate expenses from Cardinal Health for these and similar functions. These allocations are likely to be less than the comparable expenses we believe we would have incurred had we operated as a separate publicly-traded company;
- up until the separation, our business was integrated with the other businesses of Cardinal Health. Historically, we have shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. While we have entered into transition agreements that govern certain commercial and other relationships among us and Cardinal Health, those transitional arrangements may not fully capture the benefits our businesses have enjoyed as a result of being integrated with the other businesses of Cardinal Health. Now that we are a separate, publicly-traded company, the loss of these benefits could have an adverse effect on our results of operations and financial condition; and
- up until the separation, our working capital requirements and capital for our general corporate purposes, including acquisitions, research and development and capital expenditures, had historically been satisfied as part of the corporate-wide cash management policies of Cardinal Health. Given that we no longer receive capital from Cardinal Health under these cash management policies, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, which may not be available on acceptable terms, or at all.

Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from Cardinal Health.

If there is a determination that the separation is taxable for United States federal income tax purposes because the facts, assumptions, representations or undertakings underlying the IRS ruling or tax opinions are incorrect or for any other reason, then Cardinal Health and its shareholders that are subject to United States federal income tax could incur significant United States federal income tax liabilities and we could incur significant liabilities.

In connection with the separation, Cardinal Health received a private letter ruling from the IRS substantially to the effect that, among other things, the contribution and the distribution qualified as a transaction that is tax-free for United States federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended, ("the Code"). In addition, Cardinal Health received opinions of Weil, Gotshal & Manges LLP and Wachtell, Lipton, Rosen & Katz, co-counsel to Cardinal Health, to the effect that the contribution and the distribution qualified as a transaction that is described in Sections 355(a) and 368(a)(1)(D) of the Code. The ruling and opinions relied on certain facts, assumptions, representations and undertakings from Cardinal Health and us regarding the past and future conduct of the companies' respective businesses and other matters. If any of these facts, assumptions, representations or undertakings were incorrect or not otherwise satisfied, Cardinal Health and its shareholders may not be able to rely on the ruling or the opinions of tax counsel and could be subject to significant tax liabilities. Notwithstanding the private letter ruling and opinions of tax counsel, the IRS could determine on audit that the separation is taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct, have been violated or if it disagrees with the conclusions in the opinions that are not covered by the private letter ruling, or for other reasons, including as a result of certain significant changes in the stock ownership of Cardinal Health or us after the separation. If the separation is determined to be taxable for United States federal income tax purposes, Cardinal Health and its shareholders that are subject to United States federal income tax could incur significant United States federal income tax liabilities and we could incur significant liabilities.

We may not be able to engage in certain corporate transactions after the separation.

To preserve the tax-free treatment to Cardinal Health of the contribution and the distribution, under the tax matters agreement that we entered into with Cardinal Health, we are restricted from taking any action that prevents the distribution and related transactions from being tax-free for United States federal income tax purposes. These restrictions may limit our ability to pursue certain strategic transactions or engage in other transactions, including use of our common stock to make acquisitions and equity capital market transactions, which might increase the value of our business. The retention by Cardinal Health of shares of our common stock may further exacerbate these restrictions.

Certain of our executive officers and directors may have actual or potential conflicts of interest because of their former positions in Cardinal Health.

The ownership by some of our executive officers and some of our directors of common shares, options, or other equity awards of Cardinal Health may create, or may create the appearance of, conflicts of interest. Because of their former positions with Cardinal Health, certain of our executive officers and non-employee directors own common shares of Cardinal Health, options to purchase common shares of Cardinal Health or other equity awards. The individual holdings of common shares, options to purchase common shares of Cardinal Health or other equity awards may be significant for some of these persons compared to these persons' total assets. Even though our board of directors consists of a majority of directors who are independent, and our executive officers ceased to be employees of Cardinal Health upon the separation, ownership by our directors and officers of common shares or options to purchase common shares of Cardinal Health, or any other equity awards, creates, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for Cardinal Health than the decisions have for us.

We may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect our business.

We may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. These benefits include the following:

- improving strategic planning, increasing management focus and streamlining decision-making by providing us the flexibility to implement our unique strategic plans and to respond more effectively to our customer needs and the changing economic environment;
- allowing us to adopt the capital structure, investment policy and dividend policy best suited to our financial profile and business needs, as well as resolving competition for capital among Cardinal Health and its investors; and
- facilitating incentive compensation arrangements for employees more directly tied to the performance of our business, and enhancing employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives, while at the same time creating an independent equity structure that will facilitate our ability to effect future acquisitions utilizing our common stock.

We may not achieve the anticipated benefits for a variety of reasons. There also can be no assurance that the separation will not adversely affect our business. In addition, we may be more susceptible to market fluctuations and other adverse events than we would have been as a subsidiary of Cardinal Health, and it is possible that investors and securities analysts will not place a greater value on our business as an independent company than on our business as a subsidiary of Cardinal Health.

Cardinal Health may fail to perform under various transaction agreements that were executed as part of the separation or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

In connection with the separation, we and Cardinal Health entered into various agreements, including a separation agreement, a transition services agreement, a tax matters agreement, an employee matters agreement, intellectual property agreements and commercial agreements. The separation agreement, the tax matters agreement and employee matters agreement determined the allocation of assets and liabilities between the companies following the separation for those respective areas and provide for indemnifications related to liabilities and obligations. The transition services agreement sets forth certain services to be performed by each company for the benefit of the other for a period of time after the separation. We will rely on Cardinal Health to satisfy its performance and payment obligations under these agreements. If Cardinal Health does not satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once certain transaction agreements expire, we may not be able to operate our business effectively and our profitability may decline. We are in the process of creating our own, or engaging third parties to provide, systems and services to replace many of the systems and services Cardinal Health currently provides to us. We may not be successful in implementing these systems and services or in transitioning data from Cardinal Health's systems to ours.

Risks Related to Our Common Stock

Future sales or distributions of our common stock could depress the market price for shares of our common stock.

As a result of the separation, Cardinal Health distributed approximately 179.8 million shares of our common stock to its shareholders, all of which are freely tradable under the Securities Act, unless held by Cardinal Health or our "affiliates" as that term is defined by the federal securities laws. It is possible that some Cardinal Health shareholders, including possibly some of its largest shareholders, may sell our common stock received in the distribution for reasons such as that our business profile or market capitalization as a separate, publicly-traded company does not fit their investment objectives. In addition, after completion of the separation, Cardinal Health retained approximately 19% of our total shares outstanding or approximately 41.4 million shares of our common stock. Pursuant to the private letter ruling from the IRS, Cardinal Health is required to dispose of such shares of our common stock that it owns as soon as practicable and consistent with its reasons for retaining such shares, but in no event later than five years after the distribution. Cardinal Health has since sold some of these shares, and in accordance with our obligations under the stockholder's and registration rights agreement that we entered into with Cardinal Health, we filed a registration statement with the SEC to facilitate sales of our common stock by Cardinal Health. Any disposition by Cardinal Health, or any significant Cardinal Health shareholder, of our common stock in the public market, or the perception that such dispositions could occur, could adversely affect prevailing market prices for our common stock.

Your percentage of ownership in us may be diluted in the future.

As with any publicly-traded company, your percentage ownership in us may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we expect will be granted to our directors, officers and employees.

Our stock price may fluctuate significantly.

The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

- actual or anticipated fluctuations in our operating results;

- changes in earnings estimated by securities analysts or our ability to meet those estimates;
- the operating and stock price performance of comparable companies; and
- domestic and foreign economic conditions.

Certain provisions in our amended and restated certificate of incorporation and amended and restated by-laws, and of Delaware law, may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Our amended and restated certificate of incorporation, our amended and restated by-laws and Delaware law contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the raider and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include, among others:

- the inability of our stockholders to call a special meeting;
- rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;
- the right of our board to issue preferred stock without stockholder approval;
- the division of our board of directors into three classes of directors, with each class serving a staggered three-year term;
- a provision that stockholders may only remove directors with cause;
- the ability of our directors, and not stockholders, to fill vacancies on our board of directors; and
- the requirement that stockholders holding at least 80% of our voting stock are required to amend certain provisions in our amended and restated certificate of incorporation and our amended and restated by-laws relating to the number, term and election of our directors, the filling of board vacancies, stockholder notice procedures and the calling of special meetings of stockholders.

Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock.

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make our company immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of our company and our stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our principal executive offices are located in a facility that we own in San Diego, California. At June 30, 2010, we owned or leased a total of approximately 4 million square feet of facility space worldwide to handle manufacturing, production, assembly, research, quality assurance testing, distribution, packaging, and administrative functions. At June 30, 2010, we had 20 manufacturing facilities of which 10 were located in the United States. We consider our operating facilities to be well-maintained and suitable for the operations conducted in them. We periodically evaluate our operating properties, however, and we may make additions, improvements and consolidations, when appropriate. None of our facilities experienced any significant idle time during fiscal year 2010.

The following table summarizes our facilities that are greater than 10,000 square feet by segment and by country as of June 30, 2010:

	Square Feet (in thousands)		Number of Facilities
	Leased	Owned	
Critical Care Technologies*			
Australia	20	—	1
Belgium	11	—	1
Canada	30	—	1
France	19	—	1
Germany	126	—	4
India	12	—	1
Italy	—	124	1
Mexico	263	319	3
Netherlands	11	—	1
New Zealand	12	—	1
South Africa	16	—	1
Spain	13	—	1
Switzerland	22	—	1
United Kingdom	82	21	4
United States	1,067	472	14
Critical Care Technologies Total	1,704	936	36
Medical Technologies and Services*			
Australia	35	—	1
Dominican Republic	—	35	1
France	—	59	1
Germany	166	—	3
Ireland	—	29	1
United States	861	70	13
Medical Technologies and Services Total	1,062	193	20
Total	2,766	1,129	56

* Certain of the facilities included in the table are utilized by more than one segment.

ITEM 3. LEGAL PROCEEDINGS

See note 13 to the audited consolidated and combined financial statements for a summary of legal proceedings.

ITEM 4. (REMOVED AND RESERVED)

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "CFN". A "when-issued" trading market for our common stock began on the NYSE on August 21, 2009, and "regular way" trading of our common stock began on September 1, 2009. Prior to August 21, 2009, there was no public market for our common stock. As of August 11, 2010, there were 13,697 stockholders of record and 222,356,353 outstanding shares.

Trading price data, as reported on the NYSE for the indicated periods is as follows:

Fiscal 2010	1st Quarter[1]	2nd Quarter	3rd Quarter	4th Quarter
High	$22.42	$26.99	$28.33	$30.06
Low	18.32	20.65	24.23	22.67

1 Represents "regular way" trading activity from September 1, 2009 through September 30, 2009.

Dividends

We currently intend to retain any earnings to finance research and development, acquisitions and the operation and expansion of our business and do not anticipate paying any cash dividends for the foreseeable future. The declaration and payment of any dividends in the future by us will be subject to the sole discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, covenants associated with certain of our debt obligations, legal requirements, regulatory constraints and other factors deemed relevant by our board of directors. Moreover, should we pay any dividends in the future, there can be no assurance that we will continue to pay such dividends.

Performance Graph

This performance graph is furnished and shall not be deemed "filed" with the SEC or subject to Section 18 of the Exchange Act, nor shall it be deemed incorporated by reference in any of our filings under the Securities Act of 1933, as amended.

The following graph compares the cumulative total stockholders return on our common stock from September 1, 2009, when "regular way" trading in our common stock began on the NYSE, through June 30, 2010, with the comparable cumulative return of the S&P 500 index and S&P 500 Health Care index. The graph assumes that $100 was invested in our common stock and each index on September 1, 2009 and the reinvestment of all dividends paid. The stock price performance on the following graph is not necessarily indicative of future stock price performance.



COMPARISON OF CUMULATIVE TOTAL RETURN
CareFusion Corporation
S&P 500 Index
S&P 500 Health Care Index
$140
$130
$120
$110
$100
$90
9/1/2009
9/30/2009
12/31/2009
3/31/2010
6/30/2010

The following table shows total indexed return of stock price plus reinvestments of dividends, assuming an initial investment of $100 at September 1, 2009, for the indicated periods.

	9/1/2009	9/30/2009	12/31/2009	3/31/2010	6/30/2010
CareFusion Corporation	$100	$110	$126	$133	$114
S&P 500 Index	100	106	112	119	105
S&P 500 Health Care Index	100	102	112	115	102

Purchase of Equity Securities

The following table contains information about our company's purchases of equity securities during the fourth quarter of fiscal year 2010:

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Publicly Announced Program
April 1 – 30, 2010	106	$27.17	—	$—
May 1 – 31, 2010	1,546	$25.68	—	—
June 1 – 30, 2010	1,644	$25.79	—	—
Total	3,296	$25.78	—	$—

[1] Represents restricted stock awards surrendered by employees upon vesting to meet tax withholding obligations.

ITEM 6. SELECTED FINANCIAL DATA

The following table presents our selected historical condensed consolidated and combined financial data. The condensed consolidated and combined statements of income data for each of the three fiscal years in the period ending June 30, 2010 and the condensed consolidated and combined balance sheet data as of June 30, 2010 and 2009 are derived from our audited consolidated and combined financial statements included elsewhere in this Annual Report on Form 10-K. The condensed combined statements of income data for fiscal years 2007 and 2006 and the condensed combined balance sheet data as of June 30, 2008 and 2007 are derived from our audited combined financial statements that are not included in this Annual Report on Form 10-K. The condensed combined balance sheet data for fiscal year 2006 is derived from our unaudited combined financial statements that are not included in this Annual Report on Form 10-K. The unaudited combined financial statements have been prepared on the same basis as the audited condensed consolidated and combined financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein.

The selected historical condensed consolidated and combined financial and other operating data presented below should be read in conjunction with our audited consolidated and combined financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K. Our consolidated and combined financial information may not be indicative of our future performance, and our financial information for periods prior to June 30, 2009 does not necessarily reflect what our financial position and results of operations would have been had we operated as an independent, publicly-traded company during such periods presented, including changes that occurred in our operations and capitalization as a result of the separation from Cardinal Health and the distribution.

	At or for the Fiscal Year Ended June 30,[1,2,3]				
(in millions)	**2010**	**2009**	**2008**	**2007**	**2006**
Statements of Income Data:					
Revenue	$3,929	$3,595	$3,663	$2,659	$2,322
Gross Margin	1,866	1,731	1,767	1,296	1,132
Operating Income[4]	472	444	530	261	284
Income before Income Taxes	357	343	443	199	220
Income from Continuing Operations	171	290	333	168	162
Income from Discontinued Operations, Net of Tax Expense[5]	23	278	330	334	298
Net Income	194	568	663	502	460
Basic Earnings per Common Share:					
Continuing Operations	0.77	1.32	1.51	0.76	0.74
Discontinued Operations	0.10	1.26	1.49	1.52	1.35
Basic Earnings per Common Share	0.88	2.58	3.00	2.28	2.09
Diluted Earnings per Common Share:					
Continuing Operations	0.77	1.32	1.51	0.76	0.74
Discontinued Operations	0.10	1.26	1.49	1.52	1.35
Diluted Earnings per Common Share	0.87	2.58	3.00	2.28	2.09
Weighted-Average Number of Common Share Outstanding[6]					
Basic	221.5	220.5	220.5	220.5	220.5
Diluted	223.0	220.5	220.5	220.5	220.5
Balance Sheet Data:					
Total Assets	$7,943	$8,349	$8,329	$7,876	$5,118
Long-Term Obligations, less Current Portion and Other Short-Term Borrowings[7]	1,386	1,159	1,539	1,268	1,209
Total Stockholders' Equity or Parent Company Investment[8]	4,704	5,451	5,048	4,887	2,762

[1] Amounts reflect business combinations for all periods presented. See note 3 to the audited consolidated and combined financial statements for further information regarding the impact of acquisitions on fiscal years 2008 through 2010. The company completed the acquisition of Viasys in fiscal year 2007. The company did not complete any significant acquisitions in fiscal year 2006.

[2] Amounts reflect restructuring and acquisition integration charges for all periods presented. Restructuring and acquisition integration charges were $19 million, $72 million, $35 million, $22 million and $23 million, in fiscal years 2010, 2009, 2008, 2007 and 2006, respectively.

[3] For the two months ended August 31, 2009 and during fiscal years 2009, 2008, 2007 and 2006, Cardinal Health allocated to us general corporate expenses in the amount of $19 million, $406 million, $407 million, $428 million, and $219 million, respectively. Included within the $406 million, $407 million and $428 million of SG&A expenses allocated to us from Cardinal Health for the years ended June 30, 2009, 2008 and 2007, are $21 million, $23 million and $23 million, respectively, allocable to discontinued operations. None of the SG&A expenses allocated to us from Cardinal Health in 2010 and 2006 was attributable to discontinued

operations. General corporate expenses include, but are not limited to, costs related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives, and stock-based compensation. Effective with the separation, we assumed responsibility for all of these functions and related costs.

[4] During fiscal years 2008 and 2007, we incurred charges related to acquired in-process research and development of $18 million and $85 million, respectively.

[5] A summary of our discontinued operations is presented in note 2 in the notes to the audited consolidated and combined financial statements.

[6] For fiscal year 2009 and earlier, basic and diluted earnings per common share are computed using the number of common stock outstanding on August 31, 2009, the date on which CareFusion common stock was distributed to shareholders of Cardinal Health.

[7] Includes the long-term portion of debt allocated from Cardinal Health. Total debt allocated by Cardinal Health is as follows as of June 30 (in millions):

2009	2008	2007	2006
$1,281	$1,597	$1,259	$1,124

[8] On July 1, 2007, we adopted the accounting guidance associated with uncertain tax positions, the cumulative effect of which was a $35 million reduction in "Parent Company Equity". Of the $35 million reduction in "Parent Company Equity", $18 million is related to discontinued operations.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis of financial condition and results of operations ("MD&A") presented below refer to and should be read in conjunction with the audited consolidated and combined financial statements and related notes included in this Annual Report on Form 10-K.

Unless the context otherwise requires, references to "CareFusion Corporation", "CareFusion", "we", "us", "our" and "our company" refer to CareFusion Corporation and its consolidated subsidiaries. References in this Annual Report on Form 10-K to "Cardinal Health" refers to Cardinal Health, Inc. and its consolidated subsidiaries.

Separation from Cardinal Health, Inc.

On September 29, 2008, Cardinal Health announced that it intended to separate its clinical and medical products businesses from the remainder of its businesses through a pro-rata distribution of the common stock of an entity holding the assets and liabilities associated with the clinical and medical products businesses. CareFusion Corporation was incorporated in Delaware on January 14, 2009 for the purpose of holding such businesses. We completed the spinoff from Cardinal Health on August 31, 2009. In connection with the spinoff, Cardinal Health contributed the majority of the businesses comprising its clinical and medical products segment to us ("the contribution"), and distributed approximately 81% of our outstanding common stock, or approximately 179.8 million shares, to its shareholders ("the distribution"), based on a distribution ratio of 0.5 shares of our common stock for each common share of Cardinal Health held on the record date of August 25, 2009. Cardinal Health retained approximately 19% of our outstanding common stock, or approximately 41.4 million shares, in connection with the spinoff. As a condition to the separation, Cardinal Health is required to dispose of the remaining 19% of our common stock within five years of the distribution date. Also in connection with the spinoff, Cardinal Health retained certain lines of business that manufacture and sell surgical and exam gloves, drapes and apparel and fluid management products in the United States markets that were historically managed by us prior to the spinoff, which were part of the clinical and medical products businesses of Cardinal Health. These lines of businesses are reflected in the CareFusion financial information included throughout this Annual Report on Form 10-K as discontinued operations.

In connection with the separation and other restructuring activities not related to the separation, we expected to incur one-time expenditures (capital and expense) of between approximately $120 million to $130 million in fiscal year 2010. As of June 30, 2010, we have incurred approximately $120 million of expenditures. These expenditures primarily consist of employee-related costs, costs to start up certain stand-alone functions and information technology systems and other one-time transaction related costs. Also included are approximately $22 million of capitalized fees associated with our bridge loan facility that were expensed in the first quarter of fiscal year 2010 related to the termination of that agreement on August 31, 2009.

In fiscal year 2011, we expect to incur additional one-time expenditures associated with the separation from Cardinal Health (capital and expense) of between approximately $80 million and $90 million, after which all substantive expenditures associated with standing up operations from the spinoff are expected to be complete. We have funded, and expect to continue funding these costs through cash from operations and cash on hand. The capital portion of these expenditures will be amortized over their useful lives and others have been expensed as incurred, depending on their nature.

Additionally, we have incurred increased costs as an independent, publicly-traded company, primarily as a result of higher charges than in the past from Cardinal Health for transition services and from establishing or expanding the corporate support for our businesses, including information technology, human resources, treasury, tax, risk management, accounting and financial reporting, investor relations, legal, procurement and other services. We believe cash flow from operations will be sufficient to fund these additional corporate expenses going forward.

We do not anticipate that increased costs solely from becoming an independent, publicly-traded company will have an adverse effect on our growth rate in the future beyond fiscal year 2010.

We believe that the separation has allowed us, and will continue to allow us to:

- improve strategic planning, increase management focus and streamline decision-making by providing us the flexibility to implement our unique strategic plans and to respond more effectively to our customer needs and the changing economic environment;
- allow us to adopt the capital structure, investment policy and dividend policy best suited to our financial profile and business needs, as well as resolving competition for capital among Cardinal Health and its investors; and
- facilitate incentive compensation arrangements for employees more directly tied to the performance of our business, and enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives, while at the same time creating an independent equity structure that will facilitate our ability to effect future acquisitions utilizing our common stock.

Overview

We are a leading, global medical technology company with clinically proven and industry-leading products and services designed to measurably improve the safety and quality of healthcare. We offer comprehensive product lines in the areas of IV infusion, medication and supply dispensing, respiratory care, infection prevention and surgical instruments to customers in the United States and over 130 countries throughout the world. Our strategy is to enhance growth by focusing on healthcare safety and productivity, driving innovation and clinical differentiation, accelerating our global growth and pursing strategic opportunities.

In furtherance of our strategy, we may seek to acquire entities that meet our objectives of driving innovation and global growth. Consistent with this strategy, in May 2010 we completed the acquisition of Medegen, a leading innovator in clinically differentiated needleless access valves and administration sets that deliver IV medication to patients. At the same time, our strategy also involves assessing our portfolio of businesses with a view of divesting non-core businesses that do not align with our objectives, such as the divestitures of our Audiology business in October 2009 and our Research Services business in May 2010. See note 2 to the audited consolidated and combined financial statements for further information.

Our primary customers in the United States include hospitals, ambulatory surgical centers, clinics, long-term care facilities and physician offices. For fiscal years 2010 and 2009, we generated revenue of $3.9 billion and $3.6 billion, respectively, and income from continuing operations of $171 million in fiscal year 2010 and $290 million in fiscal year 2009. Approximately 31% of our fiscal year 2010 revenue was from customers outside of the United States.

Our business consists of two reporting segments: Critical Care Technologies and Medical Technologies and Services.

- ***Critical Care Technologies*** includes our infusion, dispensing and respiratory care businesses that develop, manufacture and sell capital equipment and related dedicated and non-dedicated disposables.
- ***Medical Technologies and Services*** includes our infection prevention and medical specialties products and services businesses that develop, manufacture and sell primarily single-use, disposable products and reusable surgical instruments.

Our capital equipment revenues are subject to a certain degree of seasonality that aligns to our customer capital equipment purchasing cycles. As a normal course of business, this seasonality would manifest itself with higher sales in our second and fourth quarters and lower sales in the first and third quarters of our fiscal year.

Factors Affecting Our Results of Operations

The Overall Global Economic Environment, Industry Growth and Trends

Healthcare-related industries are generally less susceptible than some other industries to fluctuations in the overall economic environment. However, some of our businesses rely on capital spending from our customers (primarily hospitals), which spending can be influenced by a variety of economic factors, including interest rates, access to financing and endowment fluctuations. Significant changes in these economic factors can affect the sales of our capital equipment products, such as infusion pumps, dispensing equipment and ventilators. Additionally, sales volumes for some of our businesses are dependent on hospital admissions. Changes in admissions due to difficult economic times can affect our results for surgical and single-use products, such as infusion and respiratory disposable sets, surgical instruments and infection prevention products.

In addition to the factors discussed above, we are also affected by uncertainties in the healthcare industry related to healthcare reform. Comprehensive healthcare reform was recently enacted in the United States through the passage of the Patient Protection and Affordable Health Care and the Health Care and Education Reconciliation Acts in March 2010. In addition, we anticipate that the current presidential administration, Congress and certain state legislatures will continue to review and assess alternative healthcare delivery systems and payment methods with an objective of ultimately reducing healthcare costs and expanding access. The uncertainties regarding the implementation and impact of the enacted healthcare reform measures, as well as other potential reform initiatives in the future, may have an adverse effect on our customers' purchasing decisions regarding our products and services.

Since the beginning of fiscal year 2009, we have observed certain hospitals delaying capital equipment purchase decisions, which had an adverse impact on our financial results for fiscal years 2010 and 2009. Moreover, while global healthcare expenditures are projected to grow over the coming years, reimbursement and funding for these expenditures is declining. These factors are creating both pressure and opportunity in the marketplace.

We continue to believe that challenges exist in the capital equipment market from delays in hospital capital spending, as well as prioritization of capital spending. While we continue to see small signs of improvement, we anticipate it will take some time before significant market improvements are realized. Despite these continued challenges, our fiscal year 2010 sales increased 9% over fiscal year 2009. We believe that we are positioned strategically to benefit from increases in hospital capital equipment spending as the market recovers.

Primarily in response to the delay in hospital capital spending and the overall decline in the global economy, we implemented a global workforce reduction in the third quarter of fiscal year 2009, which reduced our workforce by approximately 800 people over the course of fiscal years 2009 and 2010, and eliminated an additional 500 positions through normal attrition and by not filling open roles. We recorded a $12 million and $19 million pre-tax restructuring charge for fiscal year 2010 and 2009, respectively, associated with these actions. In fiscal year 2010 and beyond, we have experienced, and expect to continue to experience, a benefit within our operating income due to reduced expenses as a result of these cost reduction initiatives.

Additionally, on August 10, 2010, we announced a global restructuring program pursuant to which we expect to reduce our cost structure and streamline operations. As part of this restructuring, we anticipate reducing our global workforce by approximately 700 positions. We expect these restructuring activities to be substantially complete by the end of fiscal year 2011. The pre-tax expense and cash outlay for the program is estimated to be approximately $40 million to $50 million in the fiscal year 2011, primarily related to one-time employee separation benefits and other costs. This program is expected to generate operating expense savings of approximately $85 million to $95 million in fiscal year 2011, increasing to annualized savings of $110 million to $120 million in fiscal year 2012 and beyond, through direct and indirect overhead expense reductions and other savings.

Innovation and New Products

Our business strategy relies significantly on innovation to develop and introduce new products and to differentiate our products from our competitors. Our investment expense in research and development during fiscal year 2010 was $159 million, or 4% of revenues. Excluding the revenues of our International Surgical Products business which requires no research and development investment, our fiscal year 2010 investment was 5% of revenues. Looking forward, we remain committed to producing a pipeline of innovative products to continue to support our growth strategies. We plan to increase our research and development expenditures with internal initiatives, as well as licensing or acquiring technology from third parties. Our internal and external investments will be focused on initiatives that we believe will offer the greatest opportunity for growth and profitability.

With a significant investment in research and development, a strong focus on innovation and a well-managed innovation process, we believe we can continue to innovate and grow. If, however, our future innovations are not successful in meeting customers' needs or prove to be too costly versus their perceived benefit, our growth may slow.

International and Foreign Exchange

We sell our products in more than 130 countries and manufacture our products in nine countries in North America, Europe, Asia and Latin America. Due to the global nature of our business, our revenue and expenses are influenced by foreign exchange movements. In fiscal year 2010, approximately 26% of our sales were in currencies other than the United States dollar. Increases or decreases in the value of the United States dollar compared to other currencies will affect our reported results as we translate those currencies into United States dollars. The percentage of fiscal year 2010 sales by major currencies was as follows:

United States Dollar	74%
Euro	14%
British Pound	5%
All Other	7%
	100%

Product Quality and Recalls

Product quality, particularly in life saving and sustaining technologies, plays a critical role in our success. A quality or safety issue may result in public warning letters, product recalls or seizures, monetary sanctions, consent decrees, injunctions to halt manufacture and distribution of products, civil or criminal sanctions, refusal of a government to grant clearances or approvals or delays in granting such clearances or approvals, import detentions of products made outside the United States, restrictions on operations or withdrawal or suspension of existing approvals. Any of the foregoing events could disrupt our business and have an adverse effect on our results of operations and financial condition. In addition, recalls may negatively affect sales due to customer concerns about product quality.

For the fiscal years ended June 30, 2010, 2009 and 2008, our results were negatively affected by net charges for the cost of product recalls of $3 million, $19 million and $18 million, respectively. We are operating under an amended consent decree with the FDA, related to our infusion pump business in the United States. We entered into a consent decree with the FDA in February 2007 related to our Alaris SE pumps, and in February 2009, we and the FDA amended the consent decree ("amended consent decree") to include all infusion pumps manufactured by or for CareFusion 303, Inc., our subsidiary that manufactures and sells infusion pumps in the United States. The amended consent decree does not apply to intravenous administration sets and accessories.

While we remain subject to the amended consent decree, which includes the requirements of the consent decree, we have made substantial progress in our compliance efforts. In accordance with the consent decree, we reconditioned Alaris SE pumps that had been seized by the FDA, remediated Alaris SE pumps in use by customers, and had an independent expert inspect the Alaris SE pump facilities and provide a certification to the FDA as to compliance. As result of these efforts, in January 2010, we announced that the FDA had given us permission to resume the manufacturing and marketing of our Alaris SE pumps. In accordance with the amended consent decree, and in addition to the requirements of the original consent decree, we also implemented a corrective action plan to bring the Alaris System and all other infusion pumps in use in the United States market into compliance, had our infusion pump facilities inspected by an independent expert, and had our recall procedures and all ongoing recalls involving our infusion pumps inspected by an independent recall expert. In July 2010, the FDA notified us that we can proceed to the audit inspection phase of the amended consent decree, which includes the requirement to retain an independent expert to conduct periodic audits of our infusion pump facilities. The amended consent decree authorizes the FDA, in the event of any violations in the future, to order us to cease manufacturing and distributing, recall products and take other actions. We may be required to pay damages of $15,000 per day per violation if we fail to comply with any provision of the amended consent decree, up to $15 million per year.

We cannot currently predict the outcome of this matter, whether additional amounts will be incurred to resolve this matter, if any, or the matter's ultimate impact on our business. We may be obligated to pay more or less than the amount that we reserved in connection with the amended consent decree because, among other things, the FDA may determine that we are not fully compliant with the amended consent decree and therefore impose penalties under the amended consent decree, and/or we may be subject to future proceedings and litigation relating to the matters addressed in the amended consent decree.

In response to infusion product recalls and the consent decree, we have made substantial investments in quality systems and quality personnel headcount over the past several years. While we believe that we have made significant improvements to our product quality and overall quality systems, further quality concerns, whether real or perceived, could adversely affect our results. Conversely, improving quality can be a competitive advantage and improve our results.

Income Taxes

Prior to the spinoff, our operations were included in Cardinal Health's United States federal and state tax returns or non-United States jurisdictions tax returns. In connection with the spinoff, we and Cardinal Health entered into a tax matters agreement that governs the parties' respective rights, responsibilities and obligations with respect to taxes. The tax matters agreement generally provides that the control of audit proceedings and payment of any additional liability related to our business is our responsibility.

For the period July 1, 2009 through the spinoff date from Cardinal Health on August 31, 2009, our operations were included in the consolidated income tax returns of Cardinal Health, however, income taxes were calculated and provided for CareFusion on a separate return basis for fiscal years 2010 and 2009. The amount of liabilities related to income taxes prior to the spinoff that were retained by Cardinal Health are reflected in "Parent Company Investment" in the consolidated statement of stockholders' equity. Effective for the period beginning September 1, 2009, we will file stand-alone income tax returns in the United States federal jurisdiction, various United States state jurisdictions and various foreign jurisdictions.

Acquisitions

Acquisitions have historically played a significant role in our growth. Significant acquisitions made in the last five years include VIASYS Healthcare Inc. ("Viasys") in 2007, the assets of Enturia, Inc. ("Enturia") in 2008 and Medegen in 2010. While we believe that the integration of Viasys and Enturia have generally been successful, our failure to integrate Medegen or other future acquisitions successfully might negatively affect our results. For further information regarding acquisitions, see note 3 to the audited consolidated and combined financial statements.

Acquired In-Process Research and Development

During 2010 we acquired and capitalized $45 million of in-process research and development ("IPR&D") through the acquisition of Medegen, which was valued based on a discounted cash flow method. Significant assumptions in valuing this IPR&D included timing of product deployment, revenues, margin, and associated discount rates. Effective July 1, 2009, IPR&D associated with business combinations is recorded in the balance sheet at fair value and tested for impairment annually until it is put into service. Prior to July 1, 2009, all acquired IPR&D was expensed immediately. See note 1 to the audited consolidated and combined financial statements.

The $45 million of IPR&D associated with Medegen is related to certain products that are under development and are expected to be launched in the next three to four years. Completion of these products is subject to certain regulatory approvals and logistics surrounding manufacturing the end products cost effectively. The value of this IPR&D will be reviewed at least annually for impairment based on changing facts and circumstances; however, we do not anticipate that any portion will be impaired based on lack of ability to launch these products or other factors.

Basis of Presentation

The audited consolidated and combined financial statements reflect the consolidated operations of CareFusion Corporation and its subsidiaries as a separate, stand-alone entity subsequent to August 31, 2009. Periods presented prior to our August 31, 2009 spinoff from Cardinal Health have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Cardinal Health. Certain lines of business that manufacture and sell surgical and exam gloves, drapes and apparel and fluid management products in the United States market that were historically managed by us prior to the spinoff and were part of the clinical and medical products business of Cardinal Health, were retained by Cardinal Health as a result of the spinoff, and are presented in these financial statements as discontinued operations.

Our audited consolidated and combined financial statements do not necessarily reflect what the results of operations, financial position and cash flows would have been had we operated as an independent, publicly-traded company during the periods prior to the spinoff from Cardinal Health. See note 15 to the audited consolidated and combined financial statements for further description of the transactions between Cardinal Health and us.

CONSOLIDATED RESULTS OF OPERATIONS

Fiscal Year Ended June 30, 2010 Compared to Fiscal Year Ended June 30, 2009

Below is a summary of comparative results of operations and a more detailed discussion of results for the fiscal years ended June 30, 2010 and 2009:

(in millions)	Fiscal Year Ended June 30,		
	2010	2009	Change
Revenue	$3,929	$3,595	$ 334
Cost of Products Sold	2,063	1,864	199
Gross Margin	1,866	1,731	135
Selling, General and Administrative Expenses	1,228	1,055	173
Research and Development Expenses	159	160	(1)
Restructuring and Acquisition Integration Charges	19	72	(53)
Gain on the Sale of Assets	(12)	—	(12)
Operating Income	472	444	28
Interest Expense and Other, Net	115	101	14
Income Before Income Taxes	357	343	14
Provision for Income Taxes	186	53	133
Income from Continuing Operations	171	290	(119)
Income from Discontinued Operations, Net of Tax	23	278	(255)
Net Income	$ 194	$ 568	$(374)

Revenue

Revenue in our CCT segment increased by $215 million, or 9%, to $2,644 million for fiscal year 2010 compared to the prior fiscal year. The increase in revenue was attributable to increased sales in our respiratory products, primarily ventilators and disposables, as a result of emergency preparedness during fiscal year 2010, including the potential effects of influenza viruses. In addition, revenues increased as a result of the impact of commercial agreements executed in conjunction with our separation from Cardinal Health. Our infusion product revenues increased largely as a result of the net impact of the release of the shipping hold on the Alaris System that began in February 2009 and ended in July 2009 and the fulfillment of previously delayed customer orders that resulted from the shipping hold. However, infusion revenues were negatively impacted by delays in hospital capital spending, primarily for the first six months of fiscal year 2010 compared to fiscal year 2009. Dispensing equipment revenues declined due to the impact of delays in hospital capital spending through the first three quarters of fiscal year 2010, as well as the way in which hospitals prioritize and allocate their spending.

Revenue in our MT&S segment increased by $119 million, or 10%, to $1,285 million for fiscal year 2010 compared to the prior fiscal year. The revenue increase is attributable to growth in our international surgical products business, including the impact of foreign exchange; our interventional specialties products business; and growth in our infection prevention products business. Growth in the international surgical products business is primarily the result of emergency preparedness, including the potential effects of influenza viruses and continued growth in the sale of custom sterile kits. Interventional specialties growth primarily resulted from increased sales of chronic drainage products.

Gross Margin and Cost of Products Sold

Gross margin increased $135 million, or 8%, to $1,866 million for fiscal year 2010 compared to the prior fiscal year. As a percentage of revenue, gross margin was 48% of revenue for fiscal year 2010 and 2009.

The increase in gross margin is primarily attributable to sales growth, combined with the favorable impacts in manufacturing costs. Manufacturing savings resulting from: (a) improved utilization of raw materials; (b) the impact of relocating certain of our manufacturing processes and those of our suppliers to lower cost jurisdictions; (c) favorable overhead absorption as a result of increased volume; and (d) controlled overhead spending. Also affecting the increase were infusion product recall charges for $18 million that impacted the quarter ended March 31, 2009 associated with the Alaris System shipping hold.

Gross margin as a percentage of revenue remained flat year over year. This was the result of the manufacturing efficiencies noted above, offset by a product mix that includes a higher proportion of respiratory sales, which generally have lower margins than our other capital equipment businesses.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses increased $173 million, or 16%, to $1,228 million for fiscal year 2010 compared to the prior fiscal year. The increase in SG&A is attributable to incremental operating costs related to standing up certain corporate functions; one-time costs associated with our spinoff from Cardinal Health of $59 million; and increases in discretionary variable compensation and share-based compensation of $84 million. Partially offsetting these increases are the favorable impacts of our March 2009 global workforce reduction program of $56 million.

SG&A expenses for fiscal year 2009 include allocated costs to us by Cardinal Health of $406 million. Included within the $406 million is $21 million of expenses associated with discontinued operations. Allocated SG&A expenses include expenses for shared functions, including management, finance, financial shared services, human resources, information technology, legal, legislative affairs and management incentive plan expenses. SG&A expenses historically allocated to us are not likely to be indicative of the actual amounts that we would have incurred had we been operating as an independent, publicly-traded company for the periods presented or for future periods following our separation from Cardinal Health.

Restructuring and Acquisition Integration Charges

Restructuring and acquisition integration charges decreased $53 million, or 74%, to $19 million for fiscal year 2010 compared to the prior fiscal year. During fiscal year 2009, we launched a series of restructuring programs with the goal to provide improved management focus through the re-alignment of the management structure and lowering its cost structure through a reduction in global workforce. During fiscal year 2010, we recorded $9 million of expense associated with these restructuring programs. In total, we recorded $66 million of expense for these restructuring programs, and as of March 31, 2010, all major activities of these programs have been completed. During fiscal year 2009, restructuring charges were primarily comprised of employee related and facility exit restructuring charges of $60 million, and acquisition integration expenses of $12 million were primarily related to our 2007 acquisition of Viasys.

Gain on the Sale of Assets

In May 2010, we completed the sale of our Research Services business, which was historically part of our MT&S segment, for $81 million in cash. Including estimated working capital adjustments as part of the definitive agreement, the pre-tax gain related to the disposition was approximately $12 million, or $1 million loss after tax. Income tax expense associated with the transaction was impacted by approximately $24 million of goodwill assigned to the disposition that was not deductible for tax purposes. This transaction is subject to customary closing conditions which includes potential adjustments for the final working capital. See note 2 to our audited consolidated and combined financial statements.

Operating Income

Operating income for fiscal year 2010 increased $28 million, or 6%, to $472 million. The increase in operating income was due to a reduction of restructuring and acquisition integration charges, the pre-tax gain on the sale of our Research Services business, and higher sales and associated margin. Partially offsetting these increases are higher SG&A expenses, primarily associated with one-time and incremental expenses related to standing up as a public company. We have, and expect to continue to, experience benefits from our restructuring programs initiated in March 2009.

Segment profit in our CCT reportable segment increased by $41 million, or 12%, to $395 million for fiscal year 2010 compared to the prior fiscal year. The increase in segment profit is attributable to higher sales in our infusion and respiratory businesses, decreases in restructuring and integration charges, and a decrease in infusion product recall charges relative to the $18 million product recall charge recorded for the quarter ended March 31, 2009.

Segment profit in our MT&S reportable segment decreased by $25 million, or 28%, to $65 million for fiscal year 2010 compared to the prior fiscal year. The decrease in segment profit is primarily attributable to the timing and increase of SG&A expenses. The decreases were partially offset by incremental gross margin and reductions in restructuring and acquisition integration expenses.

Interest Expense and Other

Interest expense and other, net for fiscal year 2010 increased $14 million, or 14%, to $115 million. The increase is attributable to a one-time write-off of debt issuance and related costs of $22 million associated with the bridge loan facility, which was terminated on August 31, 2009, and to a lesser extent, the difference in interest expense for our outstanding senior notes compared to interest expense associated with the allocated debt from Cardinal Health in the prior year. These increases were partially offset by decreases in foreign currency exchange losses of $22 million during fiscal year 2010 compared to fiscal year 2009.

In general, gains and losses resulting from foreign currency exchange rates are related to the remeasurement of receivables and payables, which are denominated in currencies other than the functional currency of the subsidiary that holds the receivable or payable.

Provision for Income Taxes

Income tax expense for fiscal year 2010 increased $133 million to $186 million compared to the prior fiscal year. The effective tax rate for fiscal year 2010 was 52.1% compared to 15.5% for fiscal year 2009. The change in expense and effective tax rates in aggregate were primarily the result of charges recorded during fiscal year 2010 of approximately $71 million and benefits recorded during fiscal year 2009 of approximately $45 million.

During fiscal year 2010, we completed a detailed analysis of our tax reserves prompted by new information related to our potential tax positions, tax liabilities, and tax planning strategies. For this analysis, we retained third-party advisors to assist in assessing whether, based on the new information, our tax risks had changed, and whether additional reserves in excess of those already recorded were necessary. This change in estimate of approximately $58 million was recorded as a charge to net income for the quarter ended March 31, 2010. Also during fiscal year 2010, the disposition of our Research Services business resulted in additional tax expense of approximately $13 million, primarily due to with non-deductible goodwill associated with the disposition.

During fiscal year 2009, a claim was filed by Cardinal Health with the Internal Revenue Service ("IRS") to amend the filing position taken on its United States federal income tax return for fiscal years 2004 through 2006 related to a secured loan transaction involving certain of our sales-type lease receivables. Since our income taxes are presented on a separate return basis, we recognized a $24 million net tax benefit in the quarter ended March 31, 2009, related to this item. Also during fiscal year 2009, a benefit of approximately $21 million was recorded due to the impact of changes in state tax laws and a change in the estimated values of our deferred income tax liabilities due to the separation from Cardinal Health.

Generally, fluctuations in our effective tax rate are primarily due to changes within international and state effective tax rates resulting from our business mix and changes in the tax impact of restructuring and acquisition integration charges and other discrete items, which may have unique tax implications depending on the nature of the item. The provision for income tax amounts historically calculated is not likely to be indicative of the actual amounts that we would have incurred had we been operating as an independent, publicly-traded company for the periods presented or for future periods following the separation.

For additional detail regarding the provision for income taxes, see note 12 to our audited consolidated and combined financial statements.

Income from Discontinued Operations, Net of Tax

Income from discontinued operations, net of tax, for fiscal year 2010 decreased 92% to $23 million compared to the prior fiscal year. Included in discontinued operations for fiscal year 2010 and 2009 are (a) certain lines of business that manufacture and sell surgical and exam gloves, drapes and apparel and fluid management products in the United States markets that were historically managed by us prior to the spinoff and were part of the clinical and medical products business of Cardinal Health, and were retained by Cardinal Health as a result of the spinoff; and (b) the Audiology business, which produces and markets hearing diagnostic equipment, which was sold on October 1, 2009. The businesses retained by Cardinal Health have been presented as discontinued operations for all periods reported through the date of our spinoff of August 31, 2009.

The net income earned by the businesses retained by Cardinal Health upon the spinoff is included within our income from discontinued operations until the date of our spinoff of August 31, 2009, or two months in fiscal year 2010; whereas the net income earned by these businesses for the entire fiscal year 2009 is included within our income from discontinued operations for that same period. The significant decrease in our income from discontinued operations is primarily due to the difference in the number of periods the businesses retained by Cardinal Health were included within our results in fiscal year 2010 compared to fiscal year 2009. Additionally, during fiscal year 2010, we recorded losses associated with the sale of the Audiology business. See note 2 to our audited consolidated and combined financial statements.

Fiscal Year Ended June 30, 2009 Compared to Fiscal Year Ended June 30, 2008

Below is a summary of comparative results of operations and a more detailed discussion of results for the fiscal years ended June 30, 2009 and 2008:

	Fiscal Year Ended June 30,		
(in millions)	2009	2008	Change
Revenue	$3,595	$3,663	$ (68)
Cost of Products Sold	1,864	1,896	(32)
Gross Margin	1,731	1,767	(36)
Selling, General and Administrative Expenses	1,055	1,027	28
Research and Development Expenses	160	157	3
Restructuring and Acquisition Integration Charges	72	35	37
Acquired In-Process Research and Development	—	18	(18)
Operating Income	444	530	(86)
Interest Expense and Other, Net	101	87	14
Income Before Income Tax	343	443	(100)
Provision for Income Tax	53	110	(57)
Income from Continuing Operations	290	333	(43)
Income from Discontinued Operations, Net of Tax	278	330	(52)
Net Income	$ 568	$ 663	$ (95)

Revenue

Total revenue decreased by $68 million, or 2%, to $3,595 million for fiscal year 2009 compared to the prior fiscal year. The revenue decline resulted from lower sales volume in our capital equipment businesses ($149 million), as a result of the deferral of capital spending by hospitals and a ship hold on our Alaris infusion devices. Hospitals delayed their capital spending during fiscal year 2009 due to the decline in the overall global economic environment, which we believe created uncertainty in regards to access to capital markets and reduced the size of hospital endowments that are utilized to provide funding for capital equipment products. For several months of fiscal year 2009, we also placed a hold on shipping the Alaris PCA module and related Alaris PC Unit while we sought FDA clearance for a software correction under the corrective action plan, which we received in July 2009. As a result of these items, the volume of our capital equipment sales decreased, and overall capital goods products revenues decreased. Additionally, revenue declined due to unfavorable changes in foreign exchange rates. Sales transactions denominated in currencies other than the United States dollar comprised approximately 26% of our total revenue in fiscal year 2009, of which the majority is denominated in euros and British pounds. On average during fiscal year 2009, the United States dollar strengthened relative to the euro and British pound by approximately 7% and 26%, respectively.

The revenue declines were partially offset by revenue increases associated with acquisitions ($170 million), primarily due to our acquisition of Enturia in fiscal year 2008; international growth, exclusive of effects of foreign exchange; and new products.

Our CCT segment revenue decreased $174 million, or 7%, to $2,429 million for fiscal year 2009 compared to the prior fiscal year. This decrease was due primarily to lower sales volume of capital equipment due to delays in hospital capital spending and the Alaris infusion device ship hold discussed above and the negative effect of changes in foreign exchange rates, partially offset by increases in revenues associated with new products, largely due to new respiratory ventilator equipment products.

Our MT&S segment revenue increased $106 million, or 10%, to $1,166 million, for fiscal year 2009 compared to the prior fiscal year. The revenue increase was primarily due to acquisitions (approximately $170 million); and international revenue growth, excluding effects of foreign exchange rates. These increases were partially offset by the negative effect of changes in foreign exchange rates, and a decline in diagnostic capital equipment and instrument revenues.

Gross Margin and Cost of Products Sold

Gross margin decreased $36 million, or 2%, to $1,731 million for fiscal year 2009 compared to the prior fiscal year. Gross margin as a percentage of revenue was 48% in both fiscal year 2009 and fiscal year 2008.

During fiscal year 2009, gross margin was affected by a variety of offsetting factors, including: international pricing pressure; the effects of foreign exchange, in which the benefits of changes in foreign exchange rates associated with our procurement transactions were more than outweighed by unfavorable impacts associated with sales transactions; the adverse effects of the under-utilization of our capital equipment manufacturing facilities; and increased sales volumes in certain of our infection prevention and skin preparation businesses and a shift in sales mix favoring disposable products within our CCT segment due to the decline in sales volume of capital equipment. Our infection prevention, skin preparation, and disposable products each recognize higher margins than our other product offerings.

Selling, General and Administrative Expenses

SG&A expenses increased $28 million, or 3%, to $1,055 million for fiscal year 2009 compared to the prior fiscal year. SG&A expenses increased primarily due to acquisitions ($50 million), additional investments in product quality processes ($11 million), and additional provisions for bad debts ($4 million). These increases were partially offset by a decrease due to favorable changes in foreign exchange rates ($25 million) and a decrease in management incentive compensation expense ($19 million).

SG&A expenses allocated by Cardinal Health to us during the fiscal years 2009 and 2008 were $406 million and $407 million, respectively. Included within the $406 million and $407 million of SG&A expenses allocated to us from Cardinal Health for fiscal years 2009 and 2008 are $21 million and $23 million, respectively, associated with discontinued operations. Allocated SG&A expenses include expenses for shared functions, including management, finance, financial shared services, human resources, information technology, legal, legislative affairs and management incentive plan expenses.

Restructuring and Acquisition Integration Charges

Restructuring and acquisition integration charges increased $37 million, or 106%, to $72 million during fiscal year 2009 compared to the prior fiscal year. Restructuring and acquisition integration charges incurred in fiscal year 2009 were primarily comprised of integration expenses associated with Viasys ($9 million); employee-related restructuring costs ($40 million); and facility exit costs ($20 million). As previously mentioned, in the third quarter of fiscal year 2009, we announced a cost reduction initiative primarily in response to the delay in hospital capital spending and the overall decline in the global economy. We recorded a $19 million pre-tax restructuring charge associated with this cost reduction initiative, included within employee-related restructuring costs identified above.

Restructuring and acquisition integration charges incurred in fiscal year 2008 were primarily comprised of integration costs associated with our acquisition of Viasys and restructuring costs related to the closure of a replenishment center, headcount reductions within existing operations and other facility exit costs.

Acquired In-process Research and Development

In connection with our acquisition of certain businesses in fiscal year 2008, we purchased IPR&D. At the time of acquisition, these projects had not yet achieved technological feasibility and were deemed to have no alternative use and, accordingly, the estimated fair value of the IPR&D was expensed at the acquisition date, under the accounting rules of fiscal year 2009 and prior years. During fiscal year 2008, we recorded charges to write off our preliminary estimates of fair values of the IPR&D associated with the Enturia acquisition ($18 million), other minor acquisitions ($25 million), and adjusted downward the IPR&D charges initially recorded in fiscal year 2007 associated with the Viasys acquisition based on the final valuation of its related IPR&D in fiscal year 2008 ($25 million).

Operating Income

Operating income decreased $86 million, or 16%, to $444 million during fiscal year 2009 compared to the prior fiscal year.

Our CCT segment profit decreased $158 million, or 31%, to $354 million for fiscal year 2009 compared to the prior fiscal year. The decrease in segment profit was primarily a result of a lower sales volume of capital equipment due to the delay in hospital capital spending and the Alaris infusion device ship hold ($85 million), the unfavorable changes in foreign exchange rates ($22 million) and the impact of the restructuring charges discussed previously.

Our MT&S segment profit increased $72 million to $90 million for fiscal year 2009 compared to the prior fiscal year. The increase in segment profit was primarily due to the profitability of prior year acquisitions ($51 million) and the impact of the change in IPR&D charges in fiscal year 2009 ($18 million). These increases were partially offset by unfavorable changes in foreign exchange rates ($11 million) and the impact of the restructuring charges discussed previously.

Interest Expense and Other

Interest expense and other, net increased $14 million, or 16%, to $101 million during fiscal year 2009 compared to the prior fiscal year. The increase in interest expense and other, net was primarily the result of increases in losses due to changes in foreign exchange rates ($32 million), partially offset by a reduction in interest expense allocated to us by Cardinal Health ($8 million).

Interest expense allocated to us by Cardinal Health totaled $80 million and $88 million in fiscal year 2009 and 2008, respectively. The decrease in allocated interest expense was primarily due to lower levels of debt allocated to us by Cardinal Health. See note 11 to the audited consolidated and combined financial statements for further information.

Provision for Income Taxes

For fiscal year 2009, our provision for income taxes decreased $57 million to $53 million, compared to the prior fiscal year. The decrease in income tax expense was due to a reduction in income before income taxes, a decrease related to a claim filed with the IRS to amend our position relative to sales type lease transactions previously discussed ($24 million), and a decrease for the revaluation of our deferred tax assets and liabilities to account for the impact of internal reorganizations ($21 million). These decreases in tax are partially offset by an unfavorable tax adjustment for accrued interest related to proposed tax assessments and the impact of nondeductible IPR&D charges in fiscal year 2008. As a result of this activity, our effective tax rate decreased to 15.5% in fiscal year 2009 from 24.8% in fiscal year 2008.

Income from Discontinued Operations, Net of Tax

Income from discontinued operations, net of tax expense decreased $52 million, or 16%, to $278 million for fiscal year 2009 compared to the prior fiscal year. The decrease was attributable to a gross margin decline ($28 million) due to a shift in product mix towards lower margin products and increases in cost of petroleum based raw materials; the net effect of increased SG&A expenses ($23 million); a gain on the sale of a business unit in fiscal year 2008 ($11 million); and an increase in tax expense ($24 million). These decreases were partially offset by an increase in royalty income ($44 million).

Liquidity and Capital Resources

Overview

Following the spinoff, our capital structure, long-term capital commitments and sources of liquidity changed significantly from when our business operations were a component of Cardinal Health. We no longer receive cash from Cardinal Health to fund our operating or investing needs. Instead, our ability to fund our capital needs depends on our ongoing ability to generate cash from operations, the overall capacity and terms of our financing arrangements, and our access to the capital markets.

Historically, we have generated, and expect to continue to generate, positive cash flow from operations. Cash flow from operations primarily represents inflows from net income (adjusted for depreciation and other non-cash items) and outflows from investment in sales-type leases entered into, as we sell and install dispensing equipment, and other increases in working capital needed to grow the business. Cash flows from investing activities represent our investment in intellectual property and capital equipment required to grow our business, as well as acquisitions. Cash flows from financing activities are primarily related to the issuance of debt associated with our spinoff from Cardinal Health. Prior to our spinoff, cash flows from financing activities were primarily related to changes in Cardinal Health's investment in us. In the past, Cardinal Health would fund our operating and investing activities as needed and transfer our excess cash at its discretion. Transfers of cash both to and from Cardinal Health's cash management system are reflected as a component of "Parent Company Investment" within "Parent Company Equity" in the consolidated and combined balance sheets.

Our cash balance at June 30, 2010 was $1,019 million. Of this balance, $896 million is held outside of the United States and is denominated in United States dollars as well as other currencies. We believe that our current domestic cash flow from operations and domestic cash balances are sufficient to meet domestic operating needs. However, should our domestic cash needs exceed our current or future domestic cash flows, we may be required to repatriate foreign cash or utilize our revolving credit facilities, both of which would result in increased expense.

We believe that our future cash from operations together with our access to funds available under our senior unsecured revolving credit facilities and the capital markets will provide adequate resources to fund both short-term and long-term operating requirements, capital expenditures, acquisitions and new business development activities.

Sources and Uses of Cash

The following table summarizes our statements of cash flows from continuing operations for the fiscal years ended June 30, 2010, 2009, and 2008:

(in millions)	Fiscal Year Ended June 30,		
	2010	**2009**	**2008**
Cash Flow Provided by/(Used in)			
Operating Activities	$ 706	$ 515	$ 561
Investing Activities	$(256)	$(133)	$(788)
Financing Activities	$ 21	$(186)	$ 133

Fiscal Years Ended June 30, 2010 and June 30, 2009

Net cash provided by operating activities from continuing operations increased $191 million to $706 million for the fiscal year ended June 30, 2010, compared to the prior fiscal year. The increase was due to increased cash flows associated with other accrued liabilities and operating items ($274 million), primarily related to an increase in uncertain tax position reserves, the timing of recognition of certain deferred tax items through our current tax provision and taxes payable, and accruals for employee related liabilities; increases in cash flows associated with accounts payable ($81 million), primarily due to longer payment cycles at the end of fiscal year 2010 compared to fiscal year 2009 to enhance our cash positions; and the impacts of converting inventory balances ($30 million), primarily related to the release of the shipping hold on the Alaris System. These increases were partially offset by the decrease in cash flows associated with accounts receivable ($60 million). The decrease in cash flow associated with accounts receivable is primarily a result of longer collection periods with Cardinal Health. Prior to the spinoff, accounts receivables from Cardinal Health were considered to be settled for cash immediately, as they were intercompany balances. Based on our focused efforts to improve collections surrounding accounts receivable over the course of fiscal year 2010, we have experienced increased collection rates and lower days outstanding associated with accounts receivable activity.

Net cash used in investing activities from continuing operations increased $123 million to $256 million for the fiscal year ended June 30, 2010, compared to the prior fiscal year. This increase was due to the purchase of Medegen ($224 million) and increases in capital expenditures ($12 million). The increase was partially offset by proceeds from the divestitures of our Research Services business ($81 million) and Audiology business ($27 million).

Within financing activities, we incurred indebtedness with a face value of $1.4 billion in connection with the spinoff from Cardinal Health. On August 31, 2009, we used the proceeds of this debt of $1.374 billion to pay a dividend to Cardinal Health, and as a result, those proceeds were not available for our business needs. Financing activities prior to fiscal year 2010 were primarily related to cash receipts and disbursements between us and Cardinal Health to fund business operations as a component of Cardinal Health.

Fiscal Years Ended June 30, 2009 and June 30, 2008

Net cash provided by operating activities decreased $46 million to $515 million for the fiscal year ended June 30, 2009, compared to the prior fiscal year. The decrease was primarily due to a decrease in net income, after adjustments for non-cash items ($163 million) and a reduction in cash flows related to other accrued liabilities and operating items ($86 million); partially offset by increased cash flows from collections of accounts receivable ($96 million) and sales-type capital leases ($88 million). Net cash used in investing activities decreased $655 million to $133 million compared to the prior fiscal year, primarily related to the cash purchase price of Enturia in fiscal year 2008 ($476 million) and reductions in capital expenditures ($71 million). The net cash used in financing for both years was primarily the result of net cash transfers to and from Cardinal Health.

Capital Resources

Senior Unsecured Notes. On July 14, 2009, we offered and sold $1.4 billion aggregate principal amount of senior unsecured notes and received net proceeds of $1.374 billion. As part of the spinoff, the net proceeds were subsequently distributed as a dividend payment to Cardinal Health.

The indenture for the senior notes limits our ability to incur certain secured debt and enter into certain sale and leaseback transactions. In accordance with the indenture, we may redeem the senior notes prior to maturity at a price that would equal or exceed the outstanding principal balance, as defined. In addition, if we undergo a change of control and experience a below investment grade rating event, we may be required to repurchase all of the senior notes at a purchase price equal to 101% of the principal balance plus any accrued and unpaid interest.

In connection with the issuance of the senior notes, we entered into a registration rights agreement with the initial purchasers of the notes pursuant to which we agreed to file a registration statement with the SEC to conduct an exchange offer for the notes. In accordance with the registration rights agreement, we filed a Form S-4 with the SEC and conducted an exchange offer for the notes, which we completed on February 4, 2010. The purpose of the exchange offer was to allow the holders of the senior notes, which were issued in a private placement transaction and were subject to transfer restrictions, to exchange their notes for new notes that did not have these restrictions and are registered under the Securities Act. All of the outstanding senior notes were exchanged in the exchange offer. Following the exchange offer, we continue to have $1.4 billion aggregate principal amount of senior notes outstanding.

Revolving Credit Facilities. On July 1, 2009, we entered into two senior unsecured revolving credit facilities with an aggregate available principal amount of $720 million, allocated as follows:

- $240 million — 364-day revolving credit facility (maturing August 30, 2010); and
- $480 million — three-year revolving credit facility (maturing August 31, 2012)

Borrowings under the 364-day revolving credit facility bear interest at a floating rate per annum based upon the London Interbank Offered Rate ("LIBOR") or alternate base rate ("ABR"), in each case, plus an applicable margin, which in the case of LIBOR varies from 2.2% to 3.5% based upon CareFusion's debt ratings and in the case of ABR varies from 1.2% to 2.5% based upon CareFusion's debt ratings. At June 30, 2010, we had no amounts outstanding under our 364-day revolving credit facility.

Borrowings under the three-year revolving credit facility bear interest at a floating rate per annum based upon the LIBOR or the alternate base rate ABR, in each case, plus an applicable margin, which in the case of LIBOR varies from 2.1% to 3.375% depending on CareFusion's debt ratings and in the case of ABR varies from 1.1% to 2.375% depending on CareFusion's debt ratings. The commitments under the three-year revolving credit facility are subject to increase, upon our request and consent by the lenders, by up to an aggregate of $30 million. Subject to customary covenants, the three-year revolving credit facility allows for the stated borrowing amount, including $25 million of standby letters of credit. At June 30, 2010, we had no amounts outstanding under our three-year revolving credit facility.

The revolving credit facilities contain several customary covenants including, but not limited to, limitations on liens, subsidiary indebtedness, investments, dispositions, restricted payments, transactions with affiliates, change in control and sale and lease-back transactions. The revolving credit facilities also require that we maintain certain interest coverage and maximum leverage ratios. We were in compliance with all of our revolving credit agreement covenants at June 30, 2010. All obligations under the revolving credit facilities are guaranteed by each of our existing and future direct and indirect material domestic subsidiaries.

We may enter into new revolving facilities in the future. However, the expiration of the 364-day facility on August 30, 2010 is not expected to have a negative impact on our ability to access adequate financing in the future.

Bridge Loan Facility. On July 1, 2009, we entered into a senior unsecured bridge loan facility (the "bridge loan facility") to provide financing for an aggregate principal amount of $1.4 billion, with a term of 364 days from the date of any funding, for payment of the dividend to Cardinal Health as part of our spinoff. As the senior unsecured note offering was successfully completed prior to the separation, those proceeds were used to finance the payment of the dividend to Cardinal Health in lieu of drawing the bridge loan facility. As a result, the bridge loan facility was terminated on August 31, 2009. In connection with this termination, we expensed approximately $22 million of capitalized fees to interest expense in the quarter ended September 30, 2009.

Dividends

We currently intend to retain any earnings to finance research and development, acquisitions and the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of any dividends in the future by us will be subject to the sole discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, covenants associated with certain of our debt obligations, legal requirements, regulatory constraints and other factors deemed relevant by our board of directors. Moreover, should we pay any dividend in the future, there can be no assurance that we will continue to pay such dividends.

Contractual Obligations

As of June 30, 2010, our contractual obligations, including estimated payments due by period, are as follows:

	Payments Due by Period				
(in millions)	**2011**	**2012-2013**	**2014-2015**	**Thereafter**	**Total**
Long-Term Debt[1]	$ 3	$250	$450	$700	$1,403
Capital Lease Obligations[2]	1	2	—	—	3
Other Long-Term Liabilities[3]	61	32	10	7	110
Interest on Long-Term Debt[4]	78	152	126	204	560
Operating Leases[5]	44	71	49	33	197
Purchase Obligations[6]	195	12	3	4	214
Total Financial Obligations	$382	$519	$638	$948	$2,487

[1] Represents maturities of our long-term debt obligations, excluding capital lease obligations described below, as described in note 11 to the audited consolidated and combined financial statements. Amounts are presented gross of debt purchase discounts of $16 million at June 30, 2010.

[2] Represents maturities of our capital lease obligations included within long-term debt in the consolidated and combined balance sheet and the related estimated future interest payments.

[3] Represents cash outflows by period for certain of our long-term liabilities in which cash outflows could be reasonably estimated. Certain long-term liabilities, such as unrecognized tax benefits of $269 million and deferred taxes of $671 million, tax associated accruals of $94 million, deferred compensation obligations of $9 million and other long-term liabilities of $7 million, have been excluded from the table above because of the inherent uncertainty of the underlying tax positions or because of the inability to reasonably estimate the timing of any cash outflow. See note 12 to the audited consolidated and combined financial statements for additional information.

[4] Interest obligation is calculated based on each outstanding debt stated or coupon rate, or existing variable rate as of June 30, 2010, as applicable.

[5] Represents minimum rental payments and the related estimated future interest payments for operating leases having initial or remaining non-cancelable lease terms as described in note 13 to the audited consolidated and combined financial statements.

[6] Purchase obligations are defined as an agreement to purchase goods or services that is enforceable and legally binding and specifying all significant terms, including the following: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and approximate timing of the transaction. The purchase obligation amounts disclosed above represent estimates of the minimum for which we are obligated and the time period in which cash outflows will occur. Purchase orders and authorizations to purchase that involve no firm commitment from either party are excluded from the above table. In addition, contracts that can be unilaterally cancelled with no termination fee or with proper notice are excluded from our total purchase obligations except for the amount of the termination fee or the minimum amount of goods that must be purchased during the requisite notice period.

Off-Balance Sheet Arrangements

At June 30, 2010, we did not have any off-balance sheet arrangements.

Critical Accounting Policies and Sensitive Accounting Estimates

Our discussion and analysis of our results of operations and liquidity and capital resources are based on our audited consolidated and combined financial statements, which have been prepared in accordance with United States Generally Accepted Accounting Principles ("GAAP"). The preparation of these audited consolidated and combined financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities. Critical accounting policies are those accounting policies that can have a significant effect on the presentation of our financial condition and results of operations, and require use of complex and subjective estimates based upon past experience, trends, and management's judgment. We evaluate our estimates and judgments on an ongoing basis and believe our estimates to be reasonable. Other companies applying reasonable judgment to the same facts and circumstances could develop different estimates. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates. Below are those policies applied in preparing our audited consolidated and combined financial statements that management believes are the most dependent on the application of estimates and assumptions. For additional accounting policies, see note 1 to our audited consolidated and combined financial statements.

Revenue Recognition

We generate revenue through the sale and lease of equipment, software, services, medical products, supplies, and the income associated with the financing of our equipment leases. We recognize revenue when:

- persuasive evidence of an arrangement exists;
- product delivery has occurred or the services have been rendered;
- the price is fixed or determinable; and
- collectability is reasonably assured.

The timing of revenue recognition and the amount of revenue actually recognized in each case depends on a variety of factors, including the specific terms of each arrangement and the nature of our obligations. Determination of the appropriate amount of revenue recognized may involve subjective or complex judgments and estimates that we believe are reasonable, but actual results may differ from our estimates. The significant judgments and uncertainties that are sufficiently sensitive and could result in material differences under other assumptions and conditions are those described below.

Evaluation of the Significance of Embedded Software

We sell and lease products with embedded software. We regularly review these products to determine whether embedded software is more than incidental to the product as a whole. If the embedded software is more than incidental to the product as a whole, the product is classified as a software product.

In classifying our products, we consider the following characteristics to be indicators that embedded software is more than incidental to the product as whole:

- software is a significant focus of the marketing effort or the software application is sold separately;
- significant internally developed software costs have been incurred; and
- if we provide telephone support, bug-fixes, and/or unspecified upgrades specific to the embedded software.

The evaluation process is often complex and subject to significant judgment as the products exhibit varying degrees of the indicators identified above, such as:

- certain products are marketed as systems or solutions wherein it is implied, but not explicitly stated within marketing and sales collateral, that embedded software provides the basis for significant functionalities identified within the marketing efforts;
- internal software development costs are incurred during the product development process;
- separately priced extended warranty services provide post-installation support relative to repair parts and services and also include telephone support and bug-fixes for the software embedded within the products; and
- we are required by law to provide medical safety related bug-fixes for products with embedded software elements.

We classify our infusion products, when sold with safety software, patient identification products, and certain diagnostic equipment as software. We have determined the embedded software within our other products, primarily our dispensing and respiratory products, is incidental to the products as a whole. Those products are therefore not classified as software.

Revenue Recognition for Leases

Our accounting for leases involves specific determinations under applicable lease accounting standards, which often involve complex and prescriptive provisions. If a lease qualifies as a sales-type capital lease, equipment revenue is recognized upon delivery or installation of the equipment as opposed to ratably over the lease term. Therefore, our lease classification procedures significantly affect the timing of revenue recognition. The critical element considered by us in determining the classification of our lease transactions is the fair value of the leased equipment, including its estimated fair value at the inception and conclusion of the lease, and the estimated useful life of our equipment. For the purposes of determining the fair value of leased equipment at the inception of the lease, we apply the percentage discount from rental list prices provided within the lease transaction against the purchase list price. This methodology assumes that purchase customers are provided similar discounts as lease customers. Periodically, we review discount levels provided to purchase customers and lease customers to validate this assumption. We estimate the useful life of our equipment based upon actual historical data which identifies the length of time our equipment has been in place and in service at customer facilities.

Multiple Element Arrangements

The majority of our transactions qualify as multiple element arrangements. We use the relative fair value method to allocate contract proceeds to each unit of accounting, which are then individually recognized to revenue. To the extent that fair value evidence does not exist for delivered elements of the transaction, we apply the residual method.

Determination as to whether fair value exists and the valuation of our fair value estimates are critical to both the relative fair value method and residual method. The determination of fair value estimates associated with our products and services is generally based on historical evidence of sales of the same product in stand alone transactions and the contract renewal prices for post-contract support and separately priced extended warranty services.

For software and software related products, evidence used in the determination of fair value estimates are based solely on vendor-specific objective evidence. Third-party fair value evidence may be used for non-software products.

Different conclusions as to the existence and valuation of fair value estimates may significantly affect the timing and valuation of revenue recognition, the classification of leasing transactions, and the classification of revenue as product, service, rental or other income. It is impossible to determine the effects of potential different conclusions as they relate to the existence or valuation of fair value estimates.

We will adopt Accounting Standards Updates ("ASU") 2009-13 — *Multiple-Deliverable Revenue Arrangements* and ASU 2009-14 — *Certain Revenue Arrangements That Includes Software Elements* on July 1, 2010. The adoption of these standards will cause the significant majority of our products, including infusion, patient identification, and diagnostic equipment to be excluded from the scope of software revenue recognition provisions. Additionally, we will utilize the relative selling price method in allocating contractual proceeds to units of accounting in multiple element arrangements. Neither the reclassification of our infusion, patient identification and diagnostic equipment, nor the use of the relative selling price method is anticipated to result in a significant change in the identification of units of accounting, or the timing or amount of our revenues. See note 1 to the audited consolidated and combined financial statements.

Business Combinations

Assumptions and estimates are used to determine the fair value of assets acquired and liabilities assumed in a business combination. A significant portion of the purchase price in many of our acquisitions is assigned to intangible assets, which requires management to use significant judgment in determining fair value. Current and future amortization expense for such intangibles is affected by purchase price allocations and by the assessment of estimated useful lives of such intangibles, excluding goodwill. We believe the assets recorded and the useful lives established are appropriate based upon current facts and circumstances.

In conjunction with the review of a transaction, the status of the acquired company's research and development projects is assessed to determine the existence of IPR&D. In connection with certain acquisitions, we are required to estimate the fair value of acquired IPR&D, which requires selecting an appropriate discount rate and estimating future cash flows for each project. Management also assesses the current status of development, nature and timing of efforts to complete such development, uncertainties and other factors when estimating the fair value. Costs are not assigned to IPR&D unless future development is probable. Beginning with acquisitions completed on or after July 1, 2009, IPR&D is recorded as an unamortized intangible asset until the underlying products are either completed and put into service, which would require commencing amortization over the estimated product life, or determining the products will not complete development, which would require impairing the portion of IPR&D associated with that product. Until either determination is made, IPR&D is subject to periodic impairment review, with impairments, if any, expensed to our consolidated and combined statement of income. During fiscal year 2010, we completed the acquisition of Medegen, which resulted in approximately $45 million of IPR&D associated with new products under development being recorded as an intangible asset. The timing and recognition of both the in service date for these products as well as the potential of impairment involves significant judgment.

Goodwill and Other Intangibles

Goodwill and indefinite lived intangible assets are subject to impairment reviews annually, and whenever indicators of impairment exist. Intangibles with definite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset might not be recoverable.

In conducting the annual impairment test of our goodwill, the fair value of our reporting units is compared to its carrying amount, including goodwill. If the fair value exceeds the carrying amount, then no impairment exists. If the carrying amount exceeds the fair value, further analysis is performed to assess impairment. We perform our impairment testing at the operating segment level. There are no fluid active or inactive markets for our operating segments to derive approximate fair values, and accordingly, the valuation process is similar to the valuation of a closely-held company and considers valuation methods that are income-based and market-based. Our income-based approach is a discounted cash flow method which utilizes an estimated discount rate to the projected after-tax cash flows for the operating segment. Our market-based approach utilizes an estimated market-based multiple to the operating segments' estimated earnings before interest, taxes, depreciation and amortization ("EBITDA"). The results of the income-based and market-based approaches are equally weighted to arrive at the total estimated fair value for each operating segment. Based on our annual impairment test as of April 1, 2010, we did not record any goodwill impairments.

The application of valuation methods requires significant judgment regarding appropriate inputs and assumptions and results in our best estimate of the fair value of an operating segment. As with any estimate, inputs and assumptions can be subject to varying degrees of uncertainty. Informed market participants can differ in their perception of value for a reporting unit. It is possible that one of our operating segments could experience a goodwill impairment in the future.

Restructuring and Acquisition Integration Charges

We separately identify restructuring and acquisition integration charges in SG&A expenses. A restructuring activity is a program whereby we fundamentally change our operations such as closing facilities, moving a product to another location or outsourcing the production of a product. Restructuring activities may also involve substantial re-alignment of the management structure of a business unit in response to changing market conditions.

Acquisition integration charges are activities and costs to integrate acquired companies into the operations of our existing activities, including such functions as selling, manufacturing, information systems, and corporate related functions.

The majority of the charges related to restructuring and acquisition integration can be classified in one of the following categories: employee-related costs, exit costs (including lease termination costs), asset impairments, and other integration costs. Employee-related costs include severance and termination benefits. Lease termination costs include lease cancellation fees, forfeited deposits and remaining payments due under existing lease agreements less estimated sublease income. Other facility exit costs include costs to move equipment or inventory out of a facility as well as other costs incurred to shut down a facility. Asset impairment costs include the reduction in value of our assets as a result of the integration or restructuring activities.

See note 5 to our audited consolidated and combined financial statements for additional information.

Provision for Income Taxes

Prior to August 31, 2009, our income taxes as presented are calculated on a separate tax return basis, although our operations have historically been included in Cardinal Health's United States federal and state tax returns or non-Unites States jurisdictions tax returns. Cardinal Health's global tax model was developed based on its entire portfolio of businesses. Accordingly, our tax results for periods prior to August 31, 2009 are not necessarily reflective of the results that we would have generated on a stand-alone basis.

With the exception of certain dedicated foreign entities for periods prior to August 31, 2009, we did not maintain taxes payable to/from Cardinal Health, and we instead were deemed to settle the annual current tax balances immediately with the legal tax paying entities in the respective jurisdictions. These settlements are reflected as changes in "Parent Company Investment" in the consolidated and combined balance sheets.

Our income tax expense, deferred tax assets and liabilities and measurement of uncertain tax positions reflect management's assessment of estimated future taxes to be paid on items in the audited consolidated and combined financial statements.

Deferred income taxes arise from temporary differences between financial reporting and tax reporting bases of assets and liabilities, as well as net operating loss and tax credit carryforwards for tax purposes. We had deferred income tax assets before valuation allowances of $350 million and $277 million as of June 30, 2010 and June 30, 2009, respectively. We also had deferred income tax liabilities of $859 million and $811 million as of June 30, 2010 and 2009, respectively. At June 30, 2010, we had gross federal, state and international loss and credit carryforwards of $3 million, $141 million and $31 million, respectively, the tax effect of which is an aggregate deferred tax asset of $16 million. Substantially all of these carryforwards are available for at least three years or have an indefinite carryforward period. The valuation allowance of $6 million at June 30, 2010 applies to certain federal, international, and state and local carryforwards that, in the opinion of management, are more likely than not to expire unutilized. However, to the extent that tax benefits related to these carryforwards are realized in the future, the reduction in the valuation allowance would be applied against income tax expense.

We believe that our estimates for the valuation allowances against deferred tax assets and measurement of uncertain tax positions are appropriate based on current facts and circumstances. However, other people applying reasonable judgment to the same facts and circumstances could develop a different estimate, and the amount ultimately paid upon resolution of issues raised may differ from the amounts accrued.

During the quarter ended September 30, 2008, Cardinal Health received an IRS Revenue Agent's Report for the tax years 2003 through 2005 that included Notices of Proposed Adjustment related to transfer pricing arrangements between foreign and domestic subsidiaries and the transfer of intellectual property among our subsidiaries. The amount of additional tax proposed by the IRS in these notices totals $462 million, excluding penalties and interest, which may be significant. We and Cardinal Health disagree with the IRS regarding its application of the United States Treasury regulations to the arrangements under review and the valuations underlying such adjustments and intend to vigorously contest them. We are still in the audit stage with respect to the fiscal tax years ending June 30, 2006 and 2007 and have received several proposed notices of adjustment to date. The IRS has not yet commenced any IRS audit for our fiscal tax years ending June 30, 2008, 2009 and 2010. We believe that we have provided adequate contingent tax reserves for these matters. The tax matters agreement generally provides that the control of audit proceedings and payment of any additional liability related to our business is our responsibility.

During fiscal year 2010, we completed a detailed analysis of our tax reserves prompted by new information related to our potential tax positions, tax liabilities, and tax planning strategies. For this analysis, we retained third-party advisors to assist in assessing whether, based on the new information, our tax risks had changed, and whether additional reserves in excess of those already recorded were necessary. This change in estimate of approximately $58 million was recorded as a charge to net income for the quarter ended March 31, 2010. See note 12 to the audited consolidated and combined financial statements.

The proper transfer price to be charged among subsidiaries and the value of intellectual property transferred among subsidiaries are subjective determinations that depend on the specific facts and circumstances at issue. Management estimated a contingent tax reserve for these issues by first concluding that our positions are more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes. The reserve was then determined by evaluating and weighing the technical merits of alternative valuation methodologies against each other and concluding on the positions that provide the largest amount of tax benefit that is more likely than not of being realized upon ultimate resolution. To the extent there are any administrative or case law developments that provide additional evidence in favor or against the valuation methodologies utilized, the contingent tax reserve will be adjusted in the period that such developments occur.

Since it is not currently possible to predict whether and when any of these events will occur, we are unable to quantify potential changes. Although we believe that we have provided an appropriate contingent tax reserve for these matters, we may not be fully reserved for this matter and it is possible that we may be obligated to pay an amount in excess of the reserve, including the full amount that the IRS is seeking. Any such obligation could have an adverse effect on our results of operations and financial condition.

Loss Contingencies

We accrue for contingencies related to litigation and other claims arising out of our business based on degree of probability and range of possible loss. An estimated loss contingency is accrued in our audited consolidated and combined financial statements if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Because these claims are often inherently unpredictable and unfavorable resolutions could occur, assessing contingencies is highly subjective and requires judgments about future events. We regularly review contingencies to determine the adequacy of the accruals and related disclosures. The amount of ultimate loss may differ from these estimates.

Share-Based Compensation

We maintain a stock incentive plan that provides for awards of non-qualified and incentive stock options, restricted stock and restricted stock units and performance share units for the benefit of certain of our officers, directors and employees. At the time of the spinoff, Cardinal Health converted or adjusted outstanding stock options, restricted stock and restricted stock units (collectively, "share-based awards") with respect to Cardinal Health common shares held by Cardinal Health and CareFusion employees. The manner of conversion for each employee was determined based on the date of the original share-based award and the employment status of the employee at the spinoff date of August 31, 2009.

We record share-based compensation expense for the share-based awards held by our employees, regardless of whether such share-based awards are based on common stock of CareFusion or common shares of Cardinal Health, with the offsetting impact recorded to "Additional Paid-In Capital" in our consolidated and combined balance sheets. The fair value of the stock options granted during the fiscal year ended June 30, 2009, was estimated by Cardinal Health utilizing a Lattice valuation model. The fair value of stock options granted by CareFusion during the fiscal year ended June 30, 2010 and subsequent to the spinoff was estimated by CareFusion utilizing a Black-Scholes-Merton valuation model. Our estimate of an option's fair value depends on a complex process that requires the estimation of future uncertain events. These events, estimates of which are entered within the option valuation model include, but are not limited to, stock price volatility, the expected option life, expected dividend yield and option forfeiture rates. Once employee stock option values are determined, current accounting practices do not permit them to be changed, even if the estimates used in the valuation model are different from actual results. We are required to compare our estimated share-based forfeiture rates to actual forfeiture rates and record any adjustments as necessary. See note 18 to our audited consolidated and combined financial statements for additional information regarding share-based compensation including the valuation process.

New Accounting Pronouncements

See note 1 to the audited consolidated and combined financial statements included in Item 8 of this Form 10-K for a description of recently issued accounting pronouncements, including the expected dates of adoption and estimated effects on our results of operations, financial positions and cash flows.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, our operations are exposed to risks associated with changes in interest rates and foreign exchange rates. We seek to manage these risks using hedging strategies that involve the use of derivative instruments. We do not enter into any derivative agreements for trading or speculative purposes.

While we believe we have designed an effective risk management program, there are inherent limitations in our ability to forecast our exposures, and therefore we cannot guarantee that our programs will completely mitigate all risks associated with unfavorable movement in either foreign exchange rates or interest rates.

Additionally, the timing of the recognition of gains and losses related to derivative instruments can be different from the recognition of the underlying economic exposure. This may impact our consolidated operating results and financial position.

Interest Rate Risk

Interest income and expense on variable-rate instruments are sensitive to fluctuations in interest rates across the world. Changes in interest rates primarily affect the interest earned on our cash and equivalents and to a significantly lesser extent the interest expense on our debt.

As of June 30, 2010, the majority of our outstanding debt balances are fixed rate debt. While changes in interest rates will have no impact on the interest we pay on this debt, interest on any borrowings under our revolving credit facilities will be exposed to interest rate fluctuations as the rate on these facilities is variable. At June 30, 2010, we had no drawn amounts on our $240 million and $480 million revolving credit facilities.

The tables below present information about our investment portfolio and debt obligations:

	June 30, 2010							
	Maturing in Fiscal Year							Fair Market
(in millions)	2011	2012	2013	2014	2015	Thereafter	Total	Value[3]
ASSETS								
Cash and Cash Equivalents								
Cash	$ 207	$ —	$ —	$—	$ —	$ —	$ 207	$ 207
Cash Equivalents	$ 812	$ —	$ —	$—	$ —	$ —	$ 812	$ 812
Weighted Average Interest Rate[1]	0.10%	—	—	—	—	—	0.10%	—
LIABILITIES								
Debt Obligations								
Fixed Rate Debt[2]	$ —	$ —	$ 250	$—	$ 450	$ 700	$1,400	$1,534
Weighted Average Interest Rate	—	—	4.13%	—	5.13%	6.38%	5.57%	—
Other Obligations	$ 4	$ 1	$ 1	$—	$ —	$ —	$ 6	$ 6
Weighted Average Interest Rate	2.61%	2.80%	4.74%	—	—	—	2.82%	—

(in millions)	June 30, 2009							
	Maturing in Fiscal Year							Fair Market Value[3]
	2010	2011	2012	2013	2014	Thereafter	Total	
ASSETS								
Cash and Cash Equivalents								
Cash	$ 412	$ —	$ —	$ —	$—	$ —	$ 412	$ 412
Cash Equivalents	$ 214	$ —	$ —	$ —	$—	$ —	$ 214	$ 214
Weighted Average Interest Rate[1]	0.4%	—	—	—	—	—	0.4%	—
LIABILITIES								
Debt Obligations								
Allocated Corporate Debt	$ 129	$ 183	$ 113	$ 106	$—	$ 750	$1,281	$1,209
Weighted Average Interest Rate	1.79%	6.53%	5.31%	5.47%	—	5.44%	5.22%	—
Other Obligations	$ 1	$ 2	$ 1	$ 1	$—	$ 3	$ 8	$ 8
Weighted Average Interest Rate	6.35%	4.80%	4.54%	4.14%	—	1.30%	3.30%	—

[1] Represents weighted average interest rate for cash equivalents only; cash balances generally earn no interest.

[2] Fixed rate notes are presented gross of a $16 million purchase discount at June 30, 2010.

[3] The estimated fair value of our long-term obligations and other short-term borrowings was $1,540 million and $1,217 million at June 30, 2010 and June 30, 2009, respectively. The fair value of our senior notes at June 30, 2010 was based on quoted market prices. The fair value of the other obligations at June 30, 2010 and June 30, 2009, including debt allocated to us by Cardinal Health, was based on either the quoted market prices for the same or similar debt and the current interest rates offered for debt of the same remaining maturities or estimated discounted cash flows.

Included in the table above are debt obligations and related interest expense, including the effects of interest rate swap agreements, that were allocated to CareFusion by Cardinal Health for the year ended June 30, 2009 prior to the spinoff. These allocated debt instruments were retained by Cardinal Health as a result of the spinoff and were effectively replaced with the senior notes offered and sold on July 14, 2009. See the "Liquidity and Capital Resources" section within "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further details.

Foreign Currency Risk

We are a global company with operations in multiple countries and are a net recipient of currencies other than the United States dollar (USD). Accordingly, a strengthening of the USD will negatively impact revenues and gross margins expressed in consolidated USD terms. Prior to the spinoff from Cardinal Health on August 31, 2009, we used derivative instruments indirectly through our participation in the centralized hedging program of Cardinal Health, which was designed to mitigate foreign currency risk. Cardinal Health did not hold or issue derivative instruments for speculative purposes.

Currently, we have foreign exchange risk associated with currency exposure associated with existing assets and liabilities, committed transactions, forecasted future cash flows and net investments in foreign subsidiaries. We seek to manage our foreign exchange risk by using derivative contracts such as forwards, swaps and options with financial institutions to hedge our risks. In general, we will hedge material foreign exchange exposures up to twelve months in advance; however we may choose not to hedge some exposures for a variety of reasons including prohibitive economic costs.

The realized and unrealized gains and losses of foreign currency forward contracts and the re-measurement of foreign denominated receivables, payables and loans are recorded in the consolidated and combined statement of income. To the extent that cash flow hedges qualify for hedge accounting, the unrealized gain or loss on the forward will be recorded to other comprehensive income ("OCI"). As the forecasted exposures affect earnings, the realized gain or loss on the forward contract will be moved from OCI to the consolidated and combined statements of income.

The following table provides information about our foreign currency derivative instruments outstanding as of June 30, 2010 and June 30, 2009:

(in millions)	June 30, 2010 Notional Amount	June 30, 2010 Average Contract Rate	June 30, 2009 Notional Amount	June 30, 2009 Average Contract Rate
Foreign Currency Forward Contracts:				
(Receive USD/pay foreign currency)				
Euro	$13	1.2	$167	1.4
Australian Dollar	20	0.9	19	0.7
New Zealand Dollar	9	0.7	5	0.6
South African Rand	2	7.7	2	8.1
Norwegian Krone	2	6.3	—	—
Swedish Krona	2	7.6	—	—
Mexico Peso	2	13.0	8	13.4
Canadian Dollar	5	1.0	103	1.2
Japanese Yen	2	89.3	—	—
Indian Rupee	1	46.5	—	—
British Pound	—	—	33	1.6
Total	$58		$337	
Estimated Fair Value	$ 1		$ (4)	
Foreign Currency Forward Contracts:				
(Pay USD/receive foreign currency)				
Mexican Peso	$10	13.0	$ 27	13.4
Swiss Franc	5	1.1	—	—
Canadian Dollar	1	1.0	4	1.2
British Pound	20	1.5	68	1.4
Euro	8	1.2	25	1.6
Total	$44		$124	
Estimated Fair Value	$—		$ 1	
Foreign Currency Forward Contracts:				
(Pay foreign currency/receive euros)				
British Pound	$ 9	0.8	$ 13	0.9
Swiss Franc	19	1.4	—	—
Total	$28		$ 13	
Estimated Fair Value	$—		$ —	

Commodity Price Risk Management

We purchase commodities such as resins, printed circuit boards, latex, various fuel products and polystyrene, among others for use in our manufacturing processes. We typically purchase these commodities at market prices, and as a result are affected by market price fluctuations. We have historically, performed a sensitivity analysis on our forecasted commodity exposure for the following fiscal year, but have chosen to not hedge these exposures as they were deemed to be insignificant.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

CAREFUSION CORPORATION
INDEX TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS AND SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and
Stockholders of CareFusion Corporation

We have audited the accompanying consolidated and combined balance sheets of CareFusion Corporation as of June 30, 2010 and 2009, and the related consolidated and combined statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated and combined financial position of CareFusion Corporation at June 30, 2010 and 2009, and the consolidated and combined results of its operations and its cash flows for each of the three years in the period ended June 30, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CareFusion Corporation's internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 19, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Diego, California
August 19, 2010

CAREFUSION CORPORATION
CONSOLIDATED AND COMBINED STATEMENTS OF INCOME

(in millions, except per share amounts)	Fiscal Year Ended June 30, 2010	2009	2008
Revenue	$3,929	$3,595	$3,663
Cost of Products Sold	2,063	1,864	1,896
Gross Margin	1,866	1,731	1,767
Selling, General and Administrative Expenses	1,228	1,055	1,027
Research and Development Expenses	159	160	157
Restructuring and Acquisition Integration Charges	19	72	35
Acquired In-Process Research and Development	—	—	18
Gain on the Sale of Assets	(12)	—	—
Operating Income	472	444	530
Interest Expense and Other, Net (Including Net Interest Expense Allocated from Parent of $80 and $88 for Fiscal Year 2009 and 2008, respectively)	115	101	87
Income Before Income Tax	357	343	443
Provision for Income Tax	186	53	110
Income from Continuing Operations	171	290	333
Income from Discontinued Operations, Net of Tax	23	278	330
Net Income	$ 194	$ 568	$ 663
PER SHARE AMOUNTS:			
Basic Earnings per Common Share:			
Continuing Operations	$ 0.77	$ 1.32	$ 1.51
Discontinued Operations	$ 0.10	$ 1.26	$ 1.49
Basic Earnings per Common Share	$ 0.88	$ 2.58	$ 3.00
Diluted Earnings per Common Share:			
Continuing Operations	$ 0.77	$ 1.32	$ 1.51
Discontinued Operations	$ 0.10	$ 1.26	$ 1.49
Diluted Earnings per Common Share	$ 0.87	$ 2.58	$ 3.00
Weighted-Average Number of Common Shares Outstanding:			
Basic	221.5	220.5	220.5
Diluted	223.0	220.5	220.5

See accompanying notes to consolidated and combined financial statements

CAREFUSION CORPORATION
CONSOLIDATED AND COMBINED BALANCE SHEETS

(in millions, except per share data)	June 30, 2010	June 30, 2009
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$1,019	$ 626
Trade Receivables, Net	472	461
Current Portion of Net Investment in Sales-Type Leases	389	391
Inventories, Net	422	426
Prepaid Expenses	23	22
Other Current Assets	183	33
Current Assets of Discontinued Operations and Assets Held for Sale	—	431
Total Current Assets	2,508	2,390
Property and Equipment, Net	449	395
Net Investment in Sales-Type Leases, Less Current Portion	946	919
Goodwill	2,995	2,879
Intangible Assets, Net	946	879
Other Assets	99	57
Non-Current Assets of Discontinued Operations and Assets Held for Sale	—	830
Total Assets	$7,943	$8,349
LIABILITIES AND EQUITY		
Current Liabilities:		
Current Portion of Long-Term Obligations and Other Short-Term Borrowings (Including Debt Allocated from Parent of $129 at June 30, 2009)	$ 4	$ 130
Accounts Payable	199	100
Deferred Revenue	82	98
Accrued Compensation and Benefits	182	60
Other Accrued Liabilities	286	251
Current Liabilities of Discontinued Operations and Assets Held for Sale	—	123
Total Current Liabilities	753	762
Long-Term Obligations, Less Current Portion (Including Debt Allocated from Parent of $1,152 at June 30, 2009)	1,386	1,159
Deferred Income Taxes	671	554
Other Liabilities	429	309
Non-Current Liabilities of Discontinued Operations	—	114
Total Liabilities	3,239	2,898
Commitments and Contingencies		
Stockholders' Equity or Parent Company Investment:		
Preferred Stock (50.0 Authorized Shares; $.01 Par Value) Issued and Outstanding — None	—	—
Common Stock (1,200.0 Authorized Shares; $.01 Par Value) Issued and Outstanding — 222.3 at June 30, 2010	2	—
Additional Paid-In Capital	4,666	—
Retained Earnings	121	—
Parent Company Investment	—	5,506
Accumulated Other Comprehensive Loss	(85)	(55)
Total Stockholders' Equity or Parent Company Investment	4,704	5,451
Total Liabilities and Stockholders' Equity or Parent Company Investment	$7,943	$8,349

See accompanying notes to consolidated and combined financial statements

CAREFUSION CORPORATION
CONSOLIDATED AND COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY

(in millions)	Common Stock Shares	Common Stock Amount	Parent Company Investment	Additional Paid-In Capital	Retained Earnings	Accumulated Other Compreh-ensive Loss	Total Equity
Balances at June 30, 2007	—	$—	$ 4,839	$ —	$ —	$ 48	$ 4,887
Comprehensive Income:							
Net Income	—	—	663	—	—	—	663
Foreign Currency Translation Adjustment	—	—	—	—	—	24	24
Net Unrealized Loss on Derivatives	—	—	—	—	—	(3)	(3)
Net Change in Minimum Pension Liability	—	—	—	—	—	2	2
Total Comprehensive Income							686
Impact of Adopting FASB Interpretation No. 48	—	—	(35)	—	—	—	(35)
Net Transfers to Parent	—	—	(490)	—	—	—	(490)
Balances at June 30, 2008	—	—	4,977	—	—	71	5,048
Comprehensive Income:							
Net Income	—	—	568	—	—	—	568
Foreign Currency Translation Adjustment	—	—	—	—	—	(119)	(119)
Net Unrealized Loss on Derivatives	—	—	—	—	—	(1)	(1)
Net Change in Minimum Pension Liability	—	—	—	—	—	(6)	(6)
Total Comprehensive Income							442
Net Transfers to Parent	—	—	(39)	—	—	—	(39)
Balances at June 30, 2009	—	—	5,506	—	—	(55)	5,451
Net Transfers from Parent	—	—	1,453	—	—	—	1,453
Businesses Retained by Cardinal Health	—	—	(1,006)	—	—	26	(980)
Dividend to Cardinal Health	—	—	(1,374)	—	—	—	(1,374)
Conversion of Net Investment in CareFusion into Capital	221.2	2	(4,652)	4,650	—	—	—
Comprehensive Income:							
Net Income from July 1, 2009 to August 31, 2009	—	—	73	—	—	—	73
Net Income from September 1, 2009 to June 30, 2010	—	—	—	—	121	—	121
Foreign Currency Translation Adjustments	—	—	—	—	—	(64)	(64)
Net Unrealized Loss on Derivatives	—	—	—	—	—	5	5
Net Change in Minimum Pension Liability	—	—	—	—	—	(1)	(1)
Other	—	—	—	—	—	4	4
Total Comprehensive Income:							138
Stock Option Exercises	0.4	—	—	8	—	—	8
Share-Based Compensation	0.2	—	—	63	—	—	63
Other	0.5	—	—	(55)	—	—	(55)
Balances at June 30, 2010	222.3	$ 2	$ —	$4,666	$121	$ (85)	$ 4,704

See accompanying notes to consolidated and combined financial statements

CAREFUSION CORPORATION
CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(in millions)	Fiscal Year Ended June 30, 2010	2009	2008
Cash and Cash Equivalents at July 1, Attributable to Continuing Operations	$ 626	$ 480	$ 508
Cash and Cash Equivalents at July 1, Attributable to Discontinued Operations	$ 157	$ 127	$ 169
Cash Flows from Operating Activities:			
Net Income	194	568	663
Income from Discontinued Operations	23	278	330
Income from Continuing Operations	171	290	333
Adjustments to Reconcile Income from Continuing Operations to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	173	170	146
Acquired In-Process Research and Development	—	—	18
Share-Based Compensation Expense	67	56	54
Deferred Income Taxes	(122)	(71)	66
Gain on the Sale of Assets	(12)	—	—
Bridge Loan Facility Fees	22	—	—
Other Non Cash Items	25	27	18
Change in Operating Assets and Liabilities, Net of Effects from Acquisitions:			
(Increase)/Decrease in Trade Receivables	17	77	(19)
(Increase)/Decrease in Inventories	44	14	(14)
Increase in Net Investment in Sales-Type Leases	(24)	(38)	(126)
Increase/(Decrease) in Accounts Payable	59	(22)	(13)
Other Accrued Liabilities and Operating Items, Net	286	12	98
Net Cash Provided by Operating Activities — Continuing Operations	706	515	561
Net Cash (Used in) Provided by Operating Activities — Discontinued Operations	(2)	288	325
Net Cash Provided by Operating Activities	704	803	886
Cash Flows from Investing Activities:			
Cash Paid for Acquisition	(224)	(4)	(584)
Proceeds from Divestitures	108	—	—
Proceeds from the Sale of Property Plant and Equipment	1	—	—
Additions to Property and Equipment	(127)	(108)	(179)
Additions to Intangible Assets	(14)	(21)	(25)
Net Cash Used in Investing Activities — Continuing Operations	(256)	(133)	(788)
Net Cash (Used in)/Provided by Investing Activities — Discontinued Operations	(1)	(21)	15
Net Cash Used in Investing Activities	(257)	(154)	(773)
Cash Flows from Financing Activities:			
Proceeds from Issuance of Debt	1,378	—	—
Bridge Facility Fees and Debt Issuance Costs	(29)	—	—
Dividend Payment to Cardinal Health	(1,374)	—	—
Other Financing Activities	—	(3)	(16)
Net Cash Transfer (to)/from Parent	46	(183)	149
Net Cash (Used in)/Provided by Financing Activities — Continuing Operations	21	(186)	133
Net Cash Used in Financing Activities — Discontinued Operations	(154)	(235)	(383)
Net Cash Used in Financing Activities	(133)	(421)	(250)
Effect of Exchange Rate Changes on Cash — Continuing Operations	(78)	(50)	66
Effect of Exchange Rate Changes on Cash — Discontinued Operations	—	(2)	1
Net Effect of Exchange Rate Changes on Cash	(78)	(52)	67
Net Increase/(Decrease) in Cash and Equivalents — Continuing Operations	393	146	(28)
Net Increase/(Decrease) in Cash and Equivalents — Discontinued Operations	(157)	30	(42)
Cash and Equivalents at June 30, attributable to Continuing Operations	$ 1,019	$ 626	$ 480
Cash and Equivalents at June 30, attributable to Discontinued Operations	$ —	$ 157	$ 127
Supplemental Information:			
Cash Payments for:			
Interest	$ 42	$ 82	$ 89
Income Taxes	$ 92	$ 27	$ 20

See accompanying notes to consolidated and combined financial statements

CAREFUSION CORPORATION
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Separation from Cardinal Health, Inc. On September 29, 2008, Cardinal Health announced that it intended to separate its clinical and medical products businesses from the remainder of its businesses through a pro-rata distribution of common stock of an entity holding the assets and liabilities associated with the clinical and medical products businesses. CareFusion Corporation was incorporated in Delaware on January 14, 2009 for the purpose of holding such businesses. We completed the spinoff from Cardinal Health on August 31, 2009. In connection with the spinoff, Cardinal Health contributed the majority of the businesses comprising its clinical and medical products segment to us ("the contribution"), and distributed approximately 81% of our outstanding common stock, or approximately 179.8 million shares, to its shareholders ("the distribution"), based on a distribution ratio of 0.5 shares of our common stock for each common share of Cardinal Health held on the record date of August 25, 2009. Cardinal Health retained approximately 19% of our outstanding common stock, or approximately 41.4 million shares, in connection with the spinoff. As a condition to the separation, Cardinal Health is required to dispose of the remaining 19% of our common stock within five years of the distribution date.

In connection with the spinoff, Cardinal Health retained certain lines of business that manufacture and sell surgical and exam gloves, drapes and apparel and fluid management products in the United States markets that were historically managed by us prior to the spinoff, which were part of the clinical and medical products businesses of Cardinal Health. These businesses are presented within our financial statements as discontinued operations as of the spinoff date of August 31, 2009.

Unless the context otherwise requires, references in these notes to audited consolidated and combined financial statements to "CareFusion Corporation", "CareFusion", "we", "us", "our", "the company" and "our company" refer to CareFusion Corporation and its consolidated and combined subsidiaries. References in notes to audited consolidated and combined financial statements to "Cardinal Health" or "parent" refers to Cardinal Health, Inc., an Ohio corporation, and its consolidated subsidiaries (other than CareFusion Corporation and its consolidated subsidiaries), unless the context otherwise requires.

Our Business. We are a global medical technology company with clinically proven products and services designed to measurably improve the safety and quality of healthcare. We offer comprehensive product lines in the areas of intravenous ("IV") infusion, medication and supply dispensing, respiratory care, infection prevention and surgical instruments. Our primary product brands include: Alaris, Pyxis, AVEA, Pulmonetic Systems, Jaeger, SensorMedics, ChloraPrep and V. Mueller. Our primary customers in the United States include hospitals, ambulatory surgical centers, clinics, long-term care facilities and physician offices. Our business consists of two reporting segments: Critical Care Technologies ("CCT") and Medical Technologies and Services ("MT&S"):

- ***Critical Care Technologies*** includes our infusion, dispensing and respiratory care businesses that develop, manufacture and sell capital equipment and related dedicated and non-dedicated disposables.
- ***Medical Technologies and Services*** includes our infection prevention and medical specialties products and services businesses that develop, manufacture and sell primarily single-use, disposable products and reusable surgical instruments.

Principles of Consolidation and Basis of Presentation. The consolidated and combined financial statements reflect the consolidated operations of CareFusion Corporation and its subsidiaries as a separate stand-alone entity subsequent to August 31, 2009. Periods presented prior to our August 31, 2009 spinoff from Cardinal Health have been prepared on a stand-alone basis and are derived from the combined financial statements and accounting records of Cardinal Health. Certain lines of business that manufacture and sell surgical and exam gloves, drapes and apparel and fluid management products in the United States markets that were historically managed by us prior to the spinoff and were part of the clinical and medical products business of Cardinal Health, were retained by Cardinal Health and are presented in these financial statements as discontinued operations. Additionally, the results of companies acquired or disposed of during the year are included in the consolidated and combined financial statements from the effective date of acquisition, or up to the date of disposal. Our fiscal year ends on June 30. All significant intercompany transactions and accounts between our businesses have been eliminated.

Certain prior year amounts in the consolidated and combined financial statements and notes thereto have been reclassified to conform to the current year's presentation.

All significant intercompany transactions between us and Cardinal Health have been included in these consolidated and combined financial statements and are considered to be effectively settled for cash in the consolidated and combined financial statements on August 31, 2009. The total net effect of the settlement of these intercompany transactions is reflected in the consolidated and combined statements of cash flows as a financing activity and in the consolidated and combined balance sheets as "Parent Company Investment". All references to "notes" mean the notes to the audited consolidated and combined financial statements presented herein.

Prior to the spinoff, CareFusion had utilized the services of Cardinal Health for certain functions. These services include, but are not limited to, providing working capital, as well as certain legal, finance, information technology, internal audit, tax advisory, and human resources services, including various employee benefit programs. The cost of these services has been allocated to CareFusion and included in the consolidated and combined financial statements. We consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. Additionally, in the periods presented prior to the spinoff we had earned royalty income from Cardinal Health and received a push down of assets and liabilities, including debt and interest expense. A more detailed discussion of the relationship with Cardinal Health, including a description of the costs which have been allocated to us, as well as the method of allocation, is included in note 15.

Additionally, our consolidated and combined financial statements may not be indicative of our future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had we operated as an independent, publicly-traded company during the periods presented prior to spinoff.

We have evaluated subsequent events for recognition or disclosure through the date these financial statements were issued.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated and combined financial statements and accompanying notes. Such estimates include, but are not limited to, allowance for doubtful accounts, rebate accruals, inventory valuation, goodwill and intangible asset impairment, preliminary and final purchase accounting valuations including acquired in-process research and development costs, or ("IPR&D"), share-based compensation, income taxes, loss contingencies and restructuring charge reserves. Actual amounts may differ from these estimated amounts.

Cash Equivalents. We consider all liquid investments purchased with an original maturity of three months or less to be cash equivalents. The carrying value of these cash equivalents approximates fair value.

Receivables. Trade receivables are primarily comprised of amounts owed to us through our operating activities and are presented net of an allowance for doubtful accounts and accrued rebates. Our allowance for doubtful accounts totaled $13 million and $20 million at June 30, 2010 and 2009, respectively. An account is considered past due on the first day after its due date. We monitor past due accounts on an ongoing basis and establish appropriate reserves to cover probable losses. We write off any amounts deemed uncollectible against an established allowance for doubtful accounts.

Rebates are paid when third-party distributors are able to charge us back for the difference between the price charged to the customer and the price paid by the distributor when the end customer pricing is established by us. Upon revenue recognition, we estimate the difference between the price charged to the customer and the price paid by the distributor based on historical data and record these accrued rebates as a reduction to the related revenues and receivables.

Concentrations of Credit Risk and Major Customers. We maintain cash depository accounts with major banks throughout the world and invest in high quality short-term liquid instruments. Such investments are made only in instruments issued or enhanced by high quality institutions. These investments mature within three months, and we have not historically incurred any related losses.

Our trade receivables, lease receivables and accrued interest receivables are exposed to a concentration of credit risk with customers in the healthcare sector. Credit risk can be affected by changes in reimbursement and other economic pressures impacting the hospital and acute care sectors of the healthcare industry. Such credit risk is limited, however, due to supporting collateral and the diversity of the customer base, including its wide geographic dispersion. We perform ongoing credit evaluations of our customers' financial conditions and maintain reserves for credit losses. Such losses historically have been within our expectations.

Certain of our businesses have entered into agreements with group purchasing organizations ("GPO"), which have established relationships with the users of our products and act as purchasing agents that negotiate vendor contracts on behalf of their members. We do not have exclusive arrangements with these organizations and either party can terminate the relationship at any time. However, our trade receivable balances are with individual members of the GPO, and therefore no significant concentration of credit risk exists with these types of arrangements specific to the GPO.

Inventories. We primarily determine inventory cost on a currently adjusted standard basis (which approximates actual cost on a first-in, first-out basis). We reduce the carrying value of inventories to a lower of cost or market basis for those items that are potentially excess, obsolete or slow-moving. We reserve for inventory obsolescence based upon historical experience, sales trends, and specific categories of inventory and age of on-hand inventory. Work-in-process and finished goods inventories include raw materials, direct labor and manufacturing overhead. See note 7 for additional information.

Property and Equipment. Property and equipment are stated at cost. Property and equipment held for sale are recorded at the lower of cost or fair value less costs to sell. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets, including capital lease assets which are depreciated over the shorter of the terms of their respective leases or their estimated useful lives. We use the following range of useful lives for our property and equipment categories: buildings and improvements: one to 39 years; machinery and equipment: three to 15 years; and furniture and fixtures: three to seven years. When certain events or changes in operating conditions occur, an impairment assessment may be performed on the recoverability of the carrying amounts. See note 8 for additional information.

Goodwill and Intangible Assets. Goodwill is the excess of the purchase price of an acquired business over the amounts assigned to assets and liabilities assumed in the business combination. Purchased goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment at least annually on April 1 of each year, or more frequently if certain indicators are present or changes in circumstances suggest impairment exists. Intangible assets with finite lives are amortized over their useful lives.

We conduct our goodwill impairment testing one level below our reportable segments, referred to as operating segments, as the business units comprising the operating segments service a common group of customers, offer complementary products, and share a common strategy.

In conducting the annual impairment test of our goodwill, the fair value of our reporting units is compared to its carrying amount, including goodwill. If the fair value exceeds the carrying amount, then no impairment exists. If the carrying amount exceeds the fair value, further analysis is performed to assess impairment. We perform our impairment testing at the operating segment level. There are no fluid active or inactive markets for our operating segments to derive approximate fair values, and accordingly, the valuation process is similar to the valuation of a closely-held company and considers valuation methods that are income-based and market-based. Our income-based approach is a discounted cash flow method which utilized an estimated discount rate to the projected after-tax cash flows for the operating segment. Our market-based approach utilizes an estimated market-based multiple to the operating segments' estimated earnings before interest, taxes, depreciation, and amortization ("EBITDA"). The results of the income-based and market-based approaches are equally weighted to arrive at the total estimated fair value for each operating segment. Based on our annual impairment test as of April 1, 2010, we did not record any goodwill impairments.

Estimating the fair value of operating segments involves significant estimates. Based on these estimates, it is at least reasonably possible that one of our operating segments could experience a goodwill impairment in the future.

Product Warranties. We offer warranties on certain products for various periods of time. We accrue the estimated cost of product warranties at the time revenue is recognized. Our product warranty liability reflects our best estimate of probable liability under our product warranties. We estimate the liability based on our stated warranty policies and practices, the historical frequency of claims and the cost to replace or repair our products under warranty. Factors that affect our warranty liability include the number of units sold, the length of the warranty, historical and anticipated rates of warranty claims and cost per claim. We regularly assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary. See note 17 for additional information.

Income Taxes. Prior to August 31, 2009, our income taxes as presented are calculated on a separate tax return basis, although our operations have historically been included in Cardinal Health's United States federal and state tax returns or non-United States jurisdictions tax returns. Cardinal Health's global tax model was developed based on its entire portfolio of businesses. Accordingly, our tax results for periods prior to August 31, 2009 are not necessarily reflective of the results that we would have generated on a stand-alone basis.

With the exception of certain dedicated foreign entities for periods prior to August 31, 2009, we did not maintain taxes payable to/from Cardinal Health and we instead were deemed to settle the annual current tax balances immediately with the legal tax paying entities in the respective jurisdictions. These settlements are reflected as changes in Parent Company Investment in the consolidated and combined balance sheets for such periods.

We account for income taxes using the asset and liability method, which requires recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences that currently exist between tax basis and financial reporting basis of our assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates in the respective jurisdictions in which we operate. Deferred taxes are not provided on the unremitted earnings of subsidiaries outside of the United States when it is expected that these earnings are permanently reinvested.

On July 1, 2007, we adopted new accounting guidance for the accounting for uncertainty in income taxes recognized in the consolidated and combined financial statements. This standard provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The amount recognized is measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. The cumulative effect of adoption of this interpretation was a $35 million reduction of Parent Company Investment. Of the $35 million reduction in Parent Company Investment, $18 million is related to discontinued operations.

Parent Company Investment. Parent Company Investment in the consolidated and combined balance sheets represents Cardinal Health's historical investment in us in excess of debt allocated to us, our accumulated net income after taxes, and the net effect of the transactions with and allocations from Cardinal Health. See Principles of Combination and Basis of Presentation above and note 15 for additional information.

Restructuring and Acquisition Integration Charges. We account for restructuring activities using the liability approach, which requires a liability to be measured at its fair value and recognized as incurred. Acquisition integration charges are expensed as incurred. Additional disclosure related to our restructuring and acquisition integration charges is provided in note 5.

Share-Based Compensation. Share-based compensation, including grants of employee stock options, is recognized in the income statement based on the grant date fair values of the share-based awards.

The compensation expense recognized for all share-based awards is net of estimated forfeitures and is recognized ratably over the awards' service period. We classify share-based compensation within Selling, General and Administrative Expenses ("SG&A") expenses to correspond with the same line item as the majority of the cash compensation paid to employees. See note 18 for additional information.

Revenue Recognition. We generate revenue through the sale and lease of equipment, software, services, medical products, supplies and the income associated with the financing of our equipment leases. We recognize revenue when:

- persuasive evidence of an arrangement exists;
- product delivery has occurred or the services have been rendered;
- the price is fixed or determinable; and
- collectability is reasonably assured.

Revenue is recognized net of sales returns and allowances, administration fees, incentives and estimated rebates.

The majority of our revenue transactions are multiple element arrangements. Revenue in multiple element arrangements is allocated to each unit of accounting using the relative fair value method. Revenue is recognized for each unit of accounting individually. Fair value evidence used during the allocation process is limited to vendor specific objective evidence ("VSOE") of fair value, or historical prices in which the products have been sold in stand-alone transactions. To the extent products have not yet been sold on a stand alone basis, VSOE of fair value is the price which management with the authority to do so has established for the product. In the event that VSOE of fair value does not exist, data points outside of the organization are utilized as objective evidence of fair value for non-software products. When fair value evidence exists for undelivered elements but does not exist for delivered elements, we apply the residual method of accounting.

Equipment sale revenue consists of dispensing, respiratory, and infusion equipment sold without safety software. We recognize equipment sale revenue upon the transfer of title and risk of loss to the customer and the substantial completion of installation or training services. When related installation and training services are considered inconsequential, delivery is deemed to occur upon the transfer of title and risk of loss, at which time revenue and the costs associated with installation and training are recognized.

Equipment lease revenue consists primarily of dispensing equipment, and transactions are evaluated and classified as either operating leases or sales-type leases. We recognize sales-type leases as revenue upon the completion of installation activities in the amount of the present value of the minimum lease payments. We recognize operating lease revenue evenly over the lease term, commencing upon the completion of installation activities. We recognize equipment financing revenue over the term of the sales-type lease using the effective interest method.

Product revenue consists of medical products and supplies. We sell medical products and supplies to the medical distribution business of Cardinal Health and various unrelated third parties. We recognize product revenue on sales through the medical distribution business of Cardinal Health when title transfers to the end customer, which is typically upon shipment from Cardinal Health to the end customer. Unrelated third parties include end customers and also distributors who maintain inventories of our products and later sell the products to end customers. In many cases, we negotiate the prices of medical products and supplies directly with end customers under pricing agreements, including GPO contracts. These negotiated prices are typically lower than the prices charged to distributors. When an end customer purchases medical products and supplies from a distributor under a pricing agreement, the distributor is able to charge us back for the difference between the price charged to the customer and the price paid by the distributor. We recognize product revenue on sales to unrelated third parties when title transfers, typically upon shipment from us, net of estimated rebates.

Software and software-related elements are comprised primarily of infusion equipment sold with safety software, patient identification software applications and related hardware, certain diagnostic equipment, software installation services, and post-contract support. Software and software-related elements, with the exception of software maintenance, are recognized as revenue upon the later of delivery and the completion of associated service obligations. Software maintenance arrangements and other post-contract support offerings are recognized as revenue ratably over the service period.

We periodically review our product offerings with embedded software to determine whether the software is more than incidental to the product as a whole. When embedded software is more than incidental to a product as a whole, the product is classified as software for revenue recognition purposes. Any non-software product for which a software product is essential to its functionality is classified as a software related element. Software-related elements also include software installation services and post contract support.

Service revenue consists of separately priced extended warranty contracts, separately priced installation and training, and repair services. We recognize revenue for separately priced extended warranty contracts ratably over the service term. Separately priced installation and training and repair services are recognized as revenue based on the completed performance method, which results in the recognition of revenue upon the extinguishment of our obligation to the customer. Service revenue was immaterial for all periods presented.

Shipping and Handling. Shipping and handling costs are included in cost of products sold in the consolidated and combined statements of income. Shipping and handling costs include all delivery expenses as well as all costs to prepare the product for shipment to the end customer. Shipping and handling revenue received, which is included in the consolidated and combined statements of income in "Revenue", was immaterial for all periods presented.

Research and Development Costs. Costs incurred in connection with development of new products and manufacturing methods are charged to expense as incurred, except certain software development costs which are capitalized after technological feasibility of the software is established.

Acquired In-Process Research and Development Costs. IPR&D costs include the cost of research and development projects in process at the time of acquisition, which had not yet reached technological feasibility. Determining the value of IPR&D requires significant estimates. The value of IPR&D is determined by estimating the future cash flows of each project and discounting the net cash flows back to their present values. The discount rate used is determined at the time of acquisition in accordance with accepted valuation methods. Management also assesses the current status of development, nature and timing of efforts to complete such development, uncertainties and other factors when estimating the fair value. Costs are not assigned to IPR&D unless future development is probable. Effective July 1, 2009, IPR&D is recorded as an intangible asset with an indefinite life and is subject to periodic impairment review, with impairments, if any, expensed to our consolidated statement of income. Prior to July 1, 2009, IPR&D costs associated with business combinations was expensed upon the acquisition date.

Translation of Foreign Currencies. The financial statements of our entities outside the United States generally are measured using their local currency as the functional currency. Adjustments to translate the assets and liabilities of these foreign entities into United States dollars are accumulated in other comprehensive income utilizing period-end exchange rates. Foreign currency transaction gains and losses, which are calculated by utilizing weighted average exchange rates for the period, are included in the consolidated and combined statements of income in "Interest Expense and Other, Net". For the fiscal years 2010, 2009 and 2008, Interest Expense and Other, Net includes translation gains (losses) of $(1) million, $(23) million, and $9 million, respectively.

Foreign Currency Risk Management. Prior to the spinoff, we used derivative financial instruments indirectly through our participation in the centralized hedging functions of Cardinal Health, which were designed primarily to minimize exposure to foreign currency risk. Cardinal Health did not hold or issue derivative financial instruments for speculative purposes.

Currently, we use foreign currency forward contracts to manage exposures to the variability of cash flows related to the foreign exchange rate changes of future foreign currency transaction costs. These contracts are designated as cash flow hedges.

Foreign currency forward contracts are used to protect the value of existing foreign currency assets and liabilities. These contracts are treated as non-designated fair value hedges. The remeasurement adjustments for any foreign currency denominated assets or liabilities are included in "Interest Expense and Other, Net" in our consolidated and combined statements of income. The remeasurement adjustment is offset by the foreign currency forward contract settlements which are also classified in "Interest Expense and Other, Net" in our consolidated and combined statements of income.

Our cash flow derivative contracts are adjusted to current market values each period and qualify for hedge accounting. Periodic gains and losses of contracts designated as cash flow hedges are deferred in other comprehensive income until the underlying transactions are recognized. Upon recognition, such gains and losses are recorded in net income as an adjustment to the carrying amounts of underlying transactions in the period in which these transactions are recognized. For those contracts designated as fair value hedges, resulting gains or losses are recognized in earnings offsetting the exposure of underlying transactions. Carrying values of all contracts are included in other assets or liabilities.

CareFusion's policy requires that contracts used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Hedge effectiveness is assessed periodically. Any contract not designated as a hedge, or so designated but ineffective, is adjusted to market value and recognized in net income immediately. If a cash flow hedge ceases to qualify for hedge accounting treatment or is terminated, the contract would continue to be carried on the balance sheet at fair value until settled and future adjustments to the contract's fair value would be recognized in earnings immediately. If a forecasted transaction was no longer probable to occur, amounts previously deferred in other comprehensive income would be recognized immediately in earnings. Additional disclosure related to hedging contracts is provided in note 14.

We are exposed to counterparty credit risk on all of our derivative instruments. Accordingly, we have established and maintained strict counterparty credit guidelines and entered into hedges only with major financial institutions that are investment grade or better. We do not have significant exposure to any one counterparty and management believes the risk of loss is remote and in any event would not be material. Additionally, we do not require collateral under these agreements.

New Accounting Pronouncements (Adopted during fiscal year 2010)

SFAS No. 168. In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a Replacement of FASB Statement No. 162* ("SFAS No. 168"). SFAS No. 168 establishes the FASB Accounting Standards Codification ("ASC") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Under the new ASC, SFAS No. 168 is referred to as ASC 105 — *Generally Accepted Accounting Principles* ("ASC 105"). ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. We adopted ASC 105 on July 1, 2009; this adoption did not have any impact on our financial condition, results of operations or cash flows.

SFAS No. 141(R). In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*, which is a revision of SFAS No. 141, and codified as ASC 805 — *Business Combinations* ("ASC 805"). In general, ASC 805 expands the definition of a business and transactions that are accounted for as business combinations. In addition, ASC 805 generally requires all assets and liabilities of acquired entities to be recorded at fair value, and changes the recognition and measurement of related aspects of business combinations. ASC 805 is effective for business combinations with an acquisition date within fiscal years beginning on or after December 15, 2008. The standard is required to be adopted prospectively and early adoption is not allowed. We adopted ASC 805 on July 1, 2009; this adoption did not have any impact on our financial condition, results of operations or cash flows. However, the adoption did have an impact on our treatment of IPR&D costs associated with our acquisition of Medegen, compared with historical acquisitions. See note 3.

SFAS No. 160. In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51*, and codified as ASC 810 — *Consolidations* ("ASC 810"). In general, ASC 810 requires that a noncontrolling interest in a consolidated subsidiary be presented in the consolidated statements of financial position as a separate component of equity and also establishes a framework for recognition of changes in control for a consolidated subsidiary that is not 100% owned. ASC 810 is effective for fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years. We adopted ASC 810 on July 1, 2009; this adoption did not have any impact on our financial condition, results of operations or cash flows.

SFAS No. 157. In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements,* and codified as ASC 820 — *Fair Value Measurement and Disclosures* ("ASC 820"). ASC 820 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements, but does not require any new fair value measurements.

ASC 820 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position 157-2, *Effective Date of FASB Statement No. 157,* which delayed the effective date of ASC 820 for certain nonfinancial assets and liabilities to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. We adopted ASC 820 on July 1, 2008, which did not result in recognition of a transaction adjustment to retained earnings or have a material impact on our financial condition, results of operations or cash flows. We adopted the provisions for nonfinancial assets and liabilities on July 1, 2009; this adoption did not have any impact on our financial condition, results of operations or cash flows.

New Accounting Pronouncements (Not yet adopted)

ASU 2009-13. In October 2009, the FASB issued Accounting Standard Update ("ASU") 2009-13 — *Multiple-Deliverable Revenue Arrangements* ("ASU 2009-13"). ASU 2009-13 amends ASC 605-25 — *Revenue Recognition — Multiple-Element Arrangements.* The update replaces the concept of allocating revenue consideration amongst deliverables in a multiple-element revenue arrangement according to fair value with an allocation based on selling price. ASU 2009-13 also establishes a hierarchy for determining the selling price of revenue deliverables sold in multiple element revenue arrangements. The selling price used for each deliverable will be based on vendor-specific objective evidence ("VSOE") if available, third-party evidence if VSOE is not available, or management's estimate of an element's stand-alone selling price if neither VSOE nor third-party evidence is available. The amendments in this update also require an allocation of selling price amongst deliverables be performed based upon each deliverable's relative selling price to total revenue consideration, rather than on the residual method previously permitted. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted, but then requires retrospective application of its provisions from the beginning of the fiscal year. We will adopt the amendment provisions of ASU 2009-13 on July 1, 2010; the adoption of this standard is not expected to have a material impact on our financial condition, results of operations or cash flows.

ASU 2009-14. In October 2009, the FASB issued ASU 2009-14 — *Certain Revenue Arrangements That Include Software Elements* ("ASU 2009-14"). ASU 2009-14 amends ASC 985-605 — *Revenue Recognition — Software.* ASU 2009-14 changes the accounting model in revenue arrangements for products which include both tangible and software elements. Tangible products containing software components and non-software components that function together to deliver the tangible product's essential functionality are no longer within the scope of the software revenue guidance in ASC 985-605. ASU 2009-14 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted, but then requires retrospective application of its provisions from the beginning of the fiscal year. We will adopt the amendment provisions of ASU 2009-14 on July 1, 2010; the adoption of this standard is not expected to have a material impact on our financial condition, results of operations or cash flows.

ASU 2010-17. In April 2010, the FASB issued ASU 2010-17 — *Revenue Recognition — Milestone Method* ("ASU 2010-17"). ASU 2010-17 provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research and development transactions. ASU 2010-17 is effective for fiscal years beginning on or after June 15, 2010, and is effective on a prospective basis for milestones achieved after the adoption date. Early adoption is permitted provided that the revised guidance is retroactively applied to the beginning of the year of adoption. We will adopt this provision on July 1, 2010; the adoption of this standard is not expected to have a material impact on our financial condition, results of operations or cash flows.

NOTE 2. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Spinoff from Cardinal Health

On August 31, 2009, we completed the spinoff from Cardinal Health. In connection with the spinoff, CareFusion paid a cash dividend of $1.374 billion to Cardinal Health, and Cardinal Health contributed the majority of the businesses comprising its clinical and medical products segment to us, and retained certain lines of business that manufacture and sell surgical and exam gloves, drapes and apparel and fluid management products in the United States markets that were historically managed by us and, prior to the spinoff, were part of the clinical and medical products businesses of Cardinal Health. The businesses retained by Cardinal Health are presented within these financial statements as discontinued operations.

Audiology Business

During the quarter ended September 30, 2009, management committed to a plan to dispose of its Audiology business which produces and markets hearing diagnostic equipment, and therefore treated the business as discontinued operations. As a result of being held for sale, the assets of the Audiology business were written down to fair value less costs to sell, resulting in a pre-tax impairment charge of $7 million recorded in the fiscal year 2010. On October 1, 2009, we completed the sale of the Audiology business, resulting in a total loss from discontinued operations associated with the Audiology business of $7 million, which includes a $3 million loss recorded in the quarter ended December 31, 2009, related to the write-off of non-deductible goodwill associated with the closing. At the closing of the sale, we received approximately $27 million in cash, which is net of purchase price adjustments.

Summarized selected financial information for the businesses retained by Cardinal Health and the Audiology business for the years ended June 30, 2010, 2009 and 2008, presented as discontinued operations, is as follows:

	Fiscal Year Ended June 30,		
(in millions)	**2010**	**2009**	**2008**
Revenue	$165	$906	$855
Operating Income	37	145	195
Impairment of the Audiology Business	7	—	—
Income Before Income Tax	59	376	404
Provision for Income Tax	36	98	74
Income from Discontinued Operations, Net of Tax Expense	23	278	330

The assets and liabilities of discontinued operations are stated separately as of June 30, 2009, in the consolidated and combined balance sheet and are comprised of the following items:

(in millions)	June 30, 2009
ASSETS	
Current Assets:	
Cash and Cash Equivalents	$ 157
Trade Receivables, Net	79
Inventories, Net	134
Prepaid Expenses and Other	39
Current Assets of Discontinued Operations	409
Property and Equipment, Net	178
Goodwill	585
Intangible Assets, Net	20
Other Assets	5
Total Assets of Discontinued Operations	$1,197
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ 54
Other Accrued Liabilities	66
Current Liabilities of Discontinued Operations	120
Deferred Income Taxes and Other Liabilities	114
Total Liabilities of Discontinued Operations	$ 234

Research Services Business

In April 2010, we entered into a definitive agreement to sell our Research Services business, which was historically part of our MT&S segment for $81 million in cash. The transaction closed on May 28, 2010. Including estimated working capital adjustments as part of the definitive agreement, the pre-tax gain related to the disposition was approximately $12 million, or $1 million loss after tax. Income tax expense associated with the transaction was impacted by approximately $24 million of goodwill assigned to the disposition that was not deductible for tax purposes. This transaction is subject to certain post-closing conditions, including potential adjustments for the final working capital.

The assets and liabilities of this business are presented separately as held for sale in our consolidated and combined balance sheet at June 30, 2009. The results of this business are reported within earnings from continuing operations in the consolidated and combined statements of income for periods up to the closing date.

At June 30, 2009, the major components of this business' assets and liabilities held for sale were as follows:

(in millions)	June 30, 2009
ASSETS	
Trade Receivables, Net	$12
Inventories, Net	3
Other Current Assets	7
Total Current Assets Held for Sale	$22
Property and Equipment, Net	$ 1
Goodwill	24
Intangible Assets, Net	17
Total Assets Held for Sale	$64
LIABILITIES	
Other Accrued Liabilities	$ 3
Current Liabilities	$ 3

All discontinued operations businesses presented and assets held for sale were previously included in the Medical Technologies and Services segment.

NOTE 3. ACQUISITIONS

Fiscal Year 2010. On May 17, 2010, we completed the acquisition of Medegen, LLC ("Medegen") a manufacturer of needleless access valves and administration sets that deliver IV medication. The purchase price of the acquisition, which was paid in cash, was approximately $224 million. The valuation of acquired assets and liabilities resulted in the recognition of goodwill of approximately $118 million; identifiable intangible assets of $126 million, including $45 million of IPR&D; $53 million of deferred tax liabilities; and the remaining amount associated with net assets acquired. Various factors contributed to the establishment of goodwill, including market penetration, manufacturing synergies and future products. None of the goodwill is tax deductible. The consolidated and combined financial statements include the results of operations from this business combination from the date of acquisition, which is included in our Critical Care Technologies reporting segment. Had the transaction occurred at the beginning of fiscal year 2010, consolidated results of operations would not have differed materially from reported results.

Fiscal Year 2009. During fiscal year 2009, we did not complete any significant acquisitions.

Fiscal Year 2008. On May 12, 2008, we completed the acquisition of the assets of privately held Enturia Inc., ("Enturia") a manufacturer of products and services directed at the infection prevention markets. The purchase price of the acquisition, which was paid in cash, was approximately $490 million, including the assumption of approximately $14 million of liabilities, which included $5 million of debt.

The final valuation of the acquired assets and liabilities resulted in goodwill of approximately $328 million and identifiable intangible assets of $129 million. Various factors contributed to the establishment of goodwill, including the benefit of adding Enturia's portfolio of products, highly trained workforce, increased market penetration and future products. None of the goodwill is tax deductible. We identified and valued intangible assets related to trade names and trademarks, developed technology and customer relationships.

During fiscal year 2008, we recorded a charge of $18 million related to the write-off of estimated IPR&D costs associated with the Enturia acquisition. Prior to fiscal year 2010, we expensed IPR&D costs at the time of acquisition (see note 1 for significant accounting polices). The portion of the purchase price allocated to IPR&D in fiscal year 2008 represented our preliminary estimate of the fair value of the research and development projects in-process at the time of the acquisition. These projects had not yet reached technological feasibility and were deemed to have no alternative use and, accordingly, were immediately expensed at the acquisition date. During fiscal year 2009, we completed the valuation of IPR&D and no adjustment was needed to the IPR&D charge recorded in fiscal year 2008.

In connection with restructuring and integration plans related to our acquisition of Enturia, we accrued, as part of our acquisition adjustments, a liability of $20 million related to closing of certain facilities and $4 million related to employee termination costs. During fiscal year 2009, we reclassified the $20 million liability to goodwill as it is no longer feasible to consolidate facilities due to the fact that the planned destination facilities were to remain with Cardinal Health post separation. As of June 30, 2010, we have paid all costs associated with employee-termination.

In addition, during fiscal year 2008 we completed other acquisitions that individually were not significant. The aggregate purchase price of these acquisitions, which was paid in cash, was approximately $31 million with potential maximum contingent payments of $85 million. Assumed liabilities of these acquired businesses were immaterial. In connection with these other acquisitions, we expensed $25 million of IPR&D costs.

The consolidated and combined financial statements include the results of operations from each of these business combinations from the date of acquisition. Had the transactions occurred at the beginning of fiscal year 2008, results of operations would not have differed materially from reported results.

NOTE 4. EARNINGS PER SHARE

For the fiscal year ended June 30, 2010, basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per common share is calculated to give effect to all dilutive securities, using the treasury stock method.

The following table sets forth the reconciliation of basic and diluted earnings per share for the fiscal year ended June 30, 2010:

(shares in millions)	Fiscal Year Ended June 30, 2010
Denominator for Basic Earnings per Share	221.5
Effect of Dilutive Securities:	
Stock Options	0.5
Restricted Stock Awards, Restricted Stock Units and Performance Share Units	1.0
Denominator for Diluted Earnings per Share — Adjusted for Dilutive Securities	223.0

The table below provides a summary of the securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the period presented. Antidilutive securities were as follows for the year ended June 30, 2010:

(shares in millions)	Fiscal Year Ended June 30, 2010
Number of Securities	8.8
Weighted Average Exercise Price	$32.60

For the fiscal years ended June 30, 2009 and 2008, basic and diluted earnings per common share were computed using the number of shares of our common stock outstanding on August 31, 2009, the date which CareFusion common stock was distributed to shareholders of Cardinal Health. Unvested shares of restricted stock are excluded from the basic shares outstanding.

Basic and diluted per share amounts are computed independently in the consolidated and combined statements of income. Therefore, the sum of per share components may not equal the per share amounts presented.

NOTE 5. RESTRUCTURING AND ACQUISITION INTEGRATION CHARGES

Restructuring liabilities are measured at fair value and recognized as incurred. Acquisition integration charges are expensed as incurred.

The following is a summary of restructuring and acquisition integration charges for the fiscal years ended June 30, 2010, 2009 and 2008:

	Fiscal Year Ended June 30,		
(in millions)	2010	2009	2008
Restructuring Charges	$14	$60	$11
Acquisition Integration Charges	5	12	24
Total Restructuring and Acquisition Integration Charges	$19	$72	$35

Restructuring Charges

In fiscal year 2009, we launched a series of restructuring programs with the goals to provide improved management focus through the re-alignment of the management structure and lowering the cost structure through a reduction in global workforce. The entire restructuring program resulted in $66 million in pre-tax charges, which is a reduction of our previously estimated amount of $73 million reported at June 30, 2009. This change is mainly a result of slight modifications to the programs and the effect of certain employees leaving before their jobs were eliminated. All major activities of the programs were complete as of March 31, 2010.

In addition to participating in the restructuring programs discussed above, we periodically incur costs to implement smaller restructuring efforts for specific operations. The restructuring plans focus on various aspects of operations, including closing and consolidating certain manufacturing operations, rationalizing headcount, and aligning operations in the most strategic and cost-efficient structure.

The following table segregates our restructuring charges into our reportable segments and, along with the following paragraphs, provides additional detail regarding the types of restructuring charges incurred by us for the fiscal years ended June 30, 2010, 2009 and 2008:

(in millions)	Fiscal Year Ended June 30, 2010	2009	2008
Medical Technologies and Services			
Employee-Related Costs	$ 4	$14	$10
Facility Exit and Other Costs	—	7	—
Total Medical Technologies and Services	4	21	10
Critical Care Technologies			
Employee-Related Costs	7	26	—
Facility Exit and Other Costs	3	13	1
Total Critical Care Technologies	10	39	1
Total Restructuring Charges	$14	$60	$11

Employee-Related Costs. These costs primarily consist of severance accrued upon either communication of terms to employees or over the required service period, outplacement services provided to employees who have been involuntarily terminated and associated payroll costs.

Facility Exit and Other Costs. These costs primarily consist of accelerated depreciation, equipment relocation costs, project consulting fees, and costs associated with restructuring our delivery of information technology infrastructure services.

Restructuring Accrual Rollforward. The following table summarizes activity related to liabilities associated with our restructuring charges as of June 30, 2010, 2009 and 2008, which are included within "Other Accrued Liabilities" in the consolidated and combined balance sheets:

(in millions)	Restructuring
Balance at June 30, 2008	$ 5
Additions	60
Payments	(48)
Balance at June 30, 2009	17
Additions	14
Payments	(19)
Balance at June 30, 2010	$ 12

Certain restructuring costs are based upon estimates. Actual amounts paid may ultimately differ from these estimates. If additional costs are incurred or recognized amounts exceed costs, such changes in estimates will be recognized when incurred.

Acquisition Integration Charges

Costs of integrating operations of various acquired companies are recorded as acquisition integration charges when incurred. The acquisition integration charges incurred during fiscal year 2010 were primarily a result of the acquisition of Medegen and Viasys. The acquisition integration charges incurred during fiscal year 2009 and fiscal year 2008 were primarily a result of the acquisition of Viasys.

The following table and paragraphs provide additional detail regarding the types of acquisition integration charges incurred by us for the fiscal years ended June 30, 2010, 2009 and 2008:

(in millions)	Fiscal Year Ended June 30, 2010	2009	2008
Acquisition Integration Charges:			
Employee-Related Costs	$2	$ 2	$ 3
Other Integration Costs	3	10	21
Total Acquisition Integration Charges	$5	$12	$24

Employee-Related Costs. These costs primarily consist of severance, retention bonuses, non-compete agreements and other forms of compensatory payouts made to employees as a direct result of the acquisitions.

Other Integration Costs. Other integration costs generally relate to expenses incurred to integrate the acquired company's operations and systems into our existing operations and systems. These costs include, but are not limited to, the integration of information systems, employee benefits and compensation, corporate accounting and finance, sales and marketing and other.

Certain acquisition costs are based upon estimates. Actual amounts paid may ultimately differ from these estimates. If additional costs are incurred or recognized amounts exceed costs, such changes in estimate will be recognized when incurred.

NOTE 6. LEASES

Sales Type Leases. Our sales-type leases are for terms generally ranging from three to five years. Lease receivables are generally collateralized by the underlying equipment. The components of our net investment in sales-type leases are as follows as of June 30, 2010 and 2009:

(in millions)	As of June 30, 2010	2009
Future Minimum Lease Payments Receivable	$1,495	$1,484
Unguaranteed Residual Values	27	25
Unearned Income	(179)	(192)
Allowance for Uncollectible Minimum Lease Payments Receivable	(8)	(7)
Net Investment in Sales-Type Leases	1,335	1,310
Less: Current Portion	389	391
Net Investment in Sales-Type Leases, Less Current Portion	$ 946	$ 919

Future minimum lease payments to be received pursuant to sales-type leases during the next five fiscal years and thereafter are as follows:

(in millions)	2011	2012	2013	2014	2015	Thereafter	Total
Minimum Lease Payments	$461	$431	$323	$195	$80	$5	$1,495

Operating Lease Revenue. Products under operating leases consist of the following at June 30, 2010 and 2009:

(in millions)	As of June 30, 2010	2009
Products	$ 67	$ 68
Allowance for Depreciation	(33)	(32)
	$ 34	$ 36

Future minimum lease payments to be received pursuant to operating leases during the next five fiscal years and thereafter are as follows:

(in millions)	2011	2012	2013	2014	2015	Thereafter	Total
Future Lease Payments	$24	$20	$17	$11	$3	$2	$77

NOTE 7. INVENTORIES

Inventories, accounted for at the lower of cost or market on the FIFO method, consisted of the following as of June 30, 2010 and 2009:

(in millions)	As of June 30, 2010	2009
Finished Goods	$306	$310
Work-in-Process	36	31
Raw Materials	135	130
	477	471
Reserve for Excess and Obsolete Inventories	(55)	(45)
Inventories, Net	$422	$426

NOTE 8. PROPERTY AND EQUIPMENT

Property and equipment was comprised of the following at June 30, 2010 and 2009, respectively:

(in millions)	As of June 30, 2010	2009
Land, Buildings and Improvements	$ 185	$ 177
Machinery and Equipment	742	663
Furniture and Fixtures	26	26
	953	866
Accumulated Depreciation	(504)	(471)
Property and Equipment, Net	$ 449	$ 395

Depreciation expense was $96 million, $97 million and $83 million for fiscal year 2010, 2009 and 2008, respectively. We expense repairs and maintenance expenditures as incurred.

NOTE 9. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The following table summarizes the changes in the carrying amount of goodwill:

(in millions)	Total
Balance at June 30, 2008	$2,847
Goodwill Acquired, Net of Purchase Price Adjustments, Foreign Currency Translation Adjustments and Other	32
Balance at June 30, 2009	2,879
Goodwill Acquired, Net of Purchase Price Adjustments	118
Goodwill Related to the Divestiture or Closure of Businesses, Assets Held for Sale and Other Adjustments	(2)
Balance at June 30, 2010	$2,995

As of June 30, 2010, goodwill for the Critical Care Technologies segment and the Medical Technologies and Services segment was $2,254 million and $741 million, respectively.

Intangible Assets

Intangible assets with definite lives are amortized over their useful lives which range from three to 20 years. The detail of intangible assets by class is as follows:

(in millions)	Weighted Average Life (years)	Gross Intangible	Accumulated Amortization	Net Intangible
June 30, 2010				
Unamortized Intangibles:				
In-Process Research and Development[1]	Indefinite	$ 45	$ —	$ 45
Trademarks and Patents	Indefinite	336	—	336
Total Unamortized Intangibles		381	—	381
Amortized Intangibles:				
Trademarks and Patents[1]	12	83	35	48
Developed Technology[1]	9	275	91	184
Customer Relationships[1]	14	504	181	323
Other	8	37	27	10
Total Amortized Intangibles	12	899	334	565
Total Intangibles		$1,280	$334	$946
June 30, 2009				
Unamortized Intangibles:				
Trademarks and Patents	Indefinite	337	—	337
Total Unamortized Intangibles		337	—	337
Amortized Intangibles:				
Trademarks and Patents	11	68	22	46
Developed Technology	9	204	72	132
Customer Relationships	14	497	146	351
Other	8	37	24	13
Total Amortized Intangibles	13	806	264	542
Total Intangibles		$1,143	$264	$879

[1] During fiscal year 2010, we acquired Medegen which resulted in recognition of $45 million of IPR&D, $7 million of trademarks and patents, $63 million of developed technology and $11 million of customer relationships.

Amortization expense for the three years ended June 30, 2010, 2009 and 2008 is as follows:

(in millions)	Fiscal Year Ended June 30, 2010	2009	2008
Amortization Expense	$77	$73	$63

Amortization expense for each of the next five fiscal years is estimated to be:

(in millions)	2011	2012	2013	2014	2015
Amortization Expense	$80	$76	$55	$53	$41

NOTE 10. ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss consisted of the following as of June 30, 2010 and 2009:

(in millions)	Fiscal Year Ended, June 30, 2010	Fiscal Year Ended, June 30, 2009
Foreign Currency Translation Adjustments[1]	$(83)	$(43)
Net Unrealized Gain (Loss) on Derivative Instruments[2]	1	(6)
Minimum Pension Liability	(5)	(4)
Other	2	(2)
Accumulated Other Comprehensive Loss	$(85)	$(55)

[1] Included within the $(43) million of foreign currency translation adjustments as of June 30, 2009 is $(23) million associated with discontinued operations.

[2] Included within the $(6) million of the net unrealized loss on derivative instruments as of June 30, 2009 is $(2) million associated with discontinued operations.

NOTE 11. BORROWINGS

Borrowings consisted of the following:

(in millions)	June 30, 2010	June 30, 2009
Senior Notes due 2012, 4.125% Less Unamortized Discount of $1.2 million at June 30, 2010, Effective Rate 4.37%	$ 249	$ —
Senior Notes due 2014, 5.125% Less Unamortized Discount of $3.9 million at June 30, 2010, Effective Rate 5.36%	446	—
Senior Notes due 2019, 6.375% Less Unamortized Discount of $10.7 million at June 30, 2010, Effective Rate 6.60%	689	—
Other Obligations; Interest Averaging 2.82% at June 30, 2010 and 3.30% at June 30, 2009, Due in Varying Installments through 2014	6	8
Debt Allocated from Parent	—	1,281
Total Borrowings	1,390	1,289
Less: Current Portion	4	130
Long-Term Portion	$1,386	$1,159

Senior Unsecured Notes. On July 14, 2009, we offered and sold $1.4 billion aggregate principal amount of senior unsecured notes and received net proceeds of $1.374 billion. As part of the spinoff, the net proceeds were subsequently distributed as a dividend payment to Cardinal Health.

The indenture for the senior notes limits our ability to incur certain secured debt and enter into certain sale and leaseback transactions. In accordance with the indenture, we may redeem the senior notes prior to maturity at a price that would equal or exceed the outstanding principal balance, as defined. In addition, if we undergo a change of control and experience a below investment grade rating event, we may be required to repurchase all of the senior notes at a purchase price equal to 101% of the principal balance plus any accrued and unpaid interest.

In connection with the issuance of the senior notes, we entered into a registration rights agreement with the initial purchasers of the notes pursuant to which we agreed to file a registration statement with the SEC to conduct an exchange offer for the notes. In accordance with the registration rights agreement, we filed a Form S-4 with the SEC and conducted an exchange offer for the notes, which we completed on February 4, 2010. The purpose of the exchange offer was to allow the holders of the senior notes, which were issued in a private placement transaction and were subject to transfer restrictions, to exchange their notes for new notes that did not have these restrictions and are registered under the Securities Act. All of the outstanding senior notes were exchanged in the exchange offer. Following the exchange offer, we continue to have $1.4 billion aggregate principal amount of senior notes outstanding.

Revolving Credit Facilities. On July 1, 2009, we entered into two senior unsecured revolving credit facilities with an aggregate available principal amount of $720 million, allocated as follows:

- $240 million — 364-day revolving credit facility (maturing August 30, 2010); and
- $480 million — three-year revolving credit facility (maturing August 31, 2012)

Borrowings under the 364-day revolving credit facility bear interest at a floating rate per annum based upon the London Interbank Offered Rate ("LIBOR") or alternate base rate ("ABR"), in each case, plus an applicable margin, which in the case of LIBOR varies from 2.2% to 3.5% based upon CareFusion's debt ratings and in the case of ABR varies from 1.2% to 2.5% based upon CareFusion's debt ratings. At June 30, 2010, we had no amounts outstanding under our 364-day revolving credit facility.

Borrowings under the three-year revolving credit facility bear interest at a floating rate per annum based upon the LIBOR or the alternate base rate ABR, in each case, plus an applicable margin, which in the case of LIBOR varies from 2.1% to 3.375% depending on CareFusion's debt ratings and in the case of ABR varies from 1.1% to 2.375% depending on CareFusion's debt ratings. The commitments under the three-year revolving credit facility are subject to increase, upon our request and consent by the lenders, by up to an aggregate of $30 million. Subject to customary covenants, the three-year revolving credit facility allows for the stated borrowing amount, including $25 million of standby letters of credit. At June 30, 2010, we had no amounts outstanding under our three-year revolving credit facility.

The revolving credit facilities contain several customary covenants including, but not limited to, limitations on liens, subsidiary indebtedness, investments, dispositions, restricted payments, transactions with affiliates, change in control and sale and lease-back transactions. The revolving credit facilities also require that we maintain certain interest coverage and maximum leverage ratios. We were in compliance with all of our revolving credit agreement covenants at June 30, 2010. All obligations under the revolving credit facilities are guaranteed by each of our existing and future direct and indirect material domestic subsidiaries.

Other Borrowings. We maintain other short-term credit facilities and letter of credit facilities that allow for borrowings up to $67 million and $49 million at June 30, 2010 and June 30, 2009, respectively. At June 30, 2010, we had $2 million of borrowings drawn and $18 million of standby letters of credit outstanding on these facilities. At June 30, 2009, we had $4 million of borrowings drawn and $12 million of standby letters of credit outstanding on these facilities. The remaining $4 million balance of other obligations at June 30, 2010 and June 30, 2009, consisted primarily of additional notes, loans and capital leases. Obligations related to capital leases are secured by the underlying assets.

Bridge Loan Facility. On July 1, 2009, we entered into a senior unsecured bridge loan facility (the "bridge loan facility") to provide financing for an aggregate principal amount of $1.4 billion, with a term of 364 days from the date of any funding, for payment of the dividend to Cardinal Health as part of our spinoff. As the senior unsecured note offering was successfully completed prior to the separation, those proceeds were used to finance the payment of the dividend to Cardinal Health in lieu of drawing the bridge loan facility. As a result, the bridge loan facility was terminated on August 31, 2009. In connection with this termination, we expensed approximately $22 million of capitalized fees to interest expense in the quarter ended September 30, 2009.

Debt Allocated from Parent. Cardinal Health historically used a centralized approach to United States domestic cash management and financing of its operations, excluding debt directly incurred by any of its businesses, such as debt assumed in an acquisition or certain capital lease obligations. Prior to the completion of the spinoff, the majority of our United States domestic cash was transferred to Cardinal Health daily and Cardinal Health funded our operating and investing activities as needed. A portion of Cardinal Health's consolidated debt, which consists primarily of fixed rate public debt, was allocated to us based on the debt levels consistent with an investment grade credit rating, including amounts directly incurred. The allocated debt amounts, presented as "Debt Allocated from Parent" on the June 30, 2009 consolidated and combined balance sheet were classified based on the maturities of Cardinal Health's underlying debt. Net interest expense was allocated in the same proportions as debt and includes the effect of interest rate swap agreements designated as fair value hedges.

We believe the allocation basis for debt and net interest expense is reasonable based on the debt levels consistent with an investment grade credit rating for us. However, these amounts may not be indicative of the actual amounts that we would have incurred had we been operating as an independent, publicly-traded company for the periods presented prior to the spinoff.

Future Payments. As of June 30, 2010, maturities of long-term obligations for the next five fiscal years and thereafter are as follows:

(in millions)	2011	2012	2013	2014	2015	Thereafter	Total
Maturities of Long-Term Obligations	$4	$1	$250	$—	$446	$689	$1,390

Fair Value Disclosures

The estimated fair value of our long-term obligations and other short-term borrowings was $1,540 million and $1,217 million as compared to the carrying amounts of $1,390 million and $1,289 million at June 30, 2010 and June 30, 2009, respectively. The fair value of our senior notes at June 30, 2010 was based on quoted market prices. The fair value of the other obligations at June 30, 2010 and June 30, 2009, including debt allocated to us by Cardinal Health, was based on either the quoted market prices for the same or similar debt and the current interest rates offered for debt of the same remaining maturities or estimated discounted cash flows.

NOTE 12. INCOME TAXES

Income before income taxes is as follows for fiscal years ended June 30, 2010, 2009 and 2008:

	For Fiscal Year Ended June 30,		
(in millions)	2010	2009	2008
United States Operations	$ 82	$141	$159
Non-United States Operations	275	202	284
Total	$357	$343	$443

CAREFUSION CORPORATION
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

Provision for Income Taxes. Prior to August 31, 2009, our income taxes as presented are calculated on a separate return basis although our operations have historically been included in Cardinal Health's consolidated tax returns. The provision/(benefit) for taxes consists of the following for the fiscal years ended June 30, 2010, 2009 and 2008:

	For Fiscal Year Ended June 30,		
(in millions)	**2010**	**2009**	**2008**
Current:			
Federal	$ 251	$ 96	$ 20
State and Local	17	19	(1)
Non-United States	40	9	25
Total	308	124	44
Deferred:			
Federal	(98)	(23)	47
State and Local	(21)	(47)	13
Non-United States	(3)	(1)	6
Total	(122)	(71)	66
Total Provision	$ 186	$ 53	$110

A reconciliation of the provision for taxes based on the federal statutory income tax rate to our effective income tax rate is as follows for fiscal years ended June 30, 2010, 2009 and 2008:

	For Fiscal Year Ended June 30,		
	2010	**2009**	**2008**
Provision at Federal Statutory Rate	35.0%	35.0%	35.0%
State and Local Income Taxes, net of Federal Benefit	1.5	0.8	1.0
Effect of International Operations	(4.0)	(9.0)	(9.7)
Nondeductible/Nontaxable Items	(0.8)	(0.4)	(0.1)
Disposition of Research Services Business	3.6	—	—
Change in Estimate	16.4	—	—
Acquired IPR&D	—	—	(2.1)
Refund Claim	—	(7.0)	—
Deferred State Tax Rate Adjustment	(2.2)	(6.0)	—
Other	2.6	2.1	0.7
Effective Income Tax Rate	52.1%	15.5%	24.8%

As of June 30, 2010 we had an estimated $2.0 billion of undistributed earnings from non-United States subsidiaries that are intended to be indefinitely reinvested in non-United States operations. Due to the inherent limitations and complex nature of our separation from Cardinal Health, we are in the process of completing a detailed analysis of this estimate. However, because these earnings are considered indefinitely reinvested, no incremental United States tax has been provided for these earnings. It is not practicable to estimate the amount of United States tax that might be payable on the eventual remittance of such earnings.

Deferred Tax Assets and Liabilities. Deferred income taxes arise from temporary differences between financial reporting and tax reporting bases of assets and liabilities, and operating loss and tax credit carryforwards for tax purposes. The components of the deferred income tax assets and liabilities as of June 30, 2010 and 2009 are as follows:

(in millions)	For Fiscal Year Ended June 30, 2010	2009
Deferred Income Tax Assets:		
Receivable Basis Difference	$ 12	$ 6
Accrued Liabilities	100	59
Equity Compensation	47	42
Loss Carryforwards	19	25
Property-Related	79	63
Inventory Basis Differences	23	29
Interest	33	25
Other	37	28
Total Deferred Income Tax Assets	350	277
Valuation Allowance for Deferred Income Tax Assets	(6)	(6)
Net Deferred Income Tax Assets	344	271
Deferred Income Tax Liabilities:		
Goodwill and Other Intangibles	(335)	(300)
Revenue on Lease Contracts	(518)	(511)
Other	(6)	—
Total Deferred Income Tax Liabilities	(859)	(811)
Net Deferred Income Tax Liabilities	$(515)	$(540)

Deferred tax assets and liabilities in the preceding table, after netting by taxing jurisdiction, are in the following captions in the consolidated and combined balance sheet at June 30, 2010 and 2009:

(in millions)	For Fiscal Year Ended June 30, 2010	2009
Current Deferred Tax Asset[1]	$ 140	$ 11
Non Current Deferred Tax Asset[2]	16	9
Current Deferred Tax Liability[3]	—	(6)
Non Current Deferred Tax Liability[4]	(671)	(554)
Net Deferred Tax Liability	$(515)	$(540)

1 Included in "Other Current Assets".
2 Included in "Other Assets".
3 Included in "Other Accrued Liabilities".
4 Included in "Deferred Income Taxes".

At June 30, 2010, we had gross federal, state and international loss and credit carryforwards of $3 million, $141 million and $31 million, respectively, the tax effect of which is an aggregate deferred tax asset of $16 million. Substantially all of these carryforwards are available for at least three years or have an indefinite carryforward period. The valuation allowance of $6 million at June 30, 2010 applies to certain federal, international, and state and local carryforwards that, in the opinion of management, are more likely than not to expire unutilized. However, to the extent that tax benefits related to these carryforwards are realized in the future, the reduction in the valuation allowance would be applied against income tax expense.

Unrecognized Tax Benefits. We had $269 million and $222 million of unrecognized tax benefits at June 30, 2010 and June 30, 2009, respectively. Included in the June 30, 2010 and 2009 balances are $233 million and $195 million, respectively, of unrecognized tax benefits that, if recognized, would have an impact on the effective tax rate. The remaining unrecognized tax benefits relate to tax positions for which ultimate deductibility is highly certain but for which there is uncertainty as to the timing of such deductibility and to tax positions related to acquired companies in the amount of $36 million and $27 million at June 30, 2010 and 2009, respectively. Recognition of these tax benefits would not impact our effective tax rate.

A reconciliation of the unrecognized tax benefits from July 1, 2009 to June 30, 2010, is as follows:

(in millions)	For Fiscal Year Ended June 30, 2010	2009
Balance at July 1	$222	$122
Additions for Tax Positions of the Current Year	25	26
Additions for Tax Positions of Prior Years	45	94
Reductions for Tax Positions of Prior Years	(2)	(10)
Settlements with Tax Authorities	—	(9)
Expiration of the Statute of Limitations	(3)	(1)
Reduction Due to Tax Matters Agreement	(18)	—
Balance at June 30	$269	$222

We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. As of June 30, 2010 and 2009, we had $94 million and $44 million, respectively, accrued for the payment of interest and penalties. These balances are gross amounts before any tax benefits and are included in other liabilities in the consolidated and combined balance sheets. For the year ended June 30, 2010, we recognized $54 million of interest and penalties in the consolidated and combined statement of income. Of the $54 million, approximately $33 million is associated with the $58 million tax estimate change discussed below.

Our material tax jurisdictions include the United States, states, and various international jurisdictions including Switzerland, Netherlands, Germany, France, and Italy. With a few minor exceptions, CareFusion is no longer subject to income tax examinations by United States Federal and State income tax authorities for fiscal years prior to 2001. In our material foreign jurisdictions the earliest statute of limitations remaining open is fiscal year 2005.

During the quarter ended September 30, 2008, Cardinal Health received an IRS Revenue Agent's Report for the tax years 2003 through 2005 that included Notices of Proposed Adjustment related to transfer pricing arrangements between foreign and domestic subsidiaries and the transfer of intellectual property among our subsidiaries. The amount of additional tax proposed by the IRS in these notices totals $462 million, excluding penalties and interest, which may be significant. We and Cardinal Health disagree with the IRS regarding its application of the United States Treasury regulations to the arrangements under review and the valuations underlying such adjustments and intend to vigorously contest them. We are still in the audit stage with respect to the fiscal tax years ending June 30, 2006 and 2007 and have received several proposed notices of adjustment to date. The IRS has not yet commenced any IRS audit for our fiscal tax years ending June 30, 2008, 2009 and 2010. We believe that we have provided adequate contingent tax reserves for these matters. The tax matters agreement generally provides that the control of audit proceedings and payment of any additional liability related to our business is our responsibility.

During fiscal year 2010, we completed a detailed analysis of our tax reserves prompted by new information related to our potential tax positions, tax liabilities, and tax planning strategies. For this analysis, we retained third-party advisors to assist in assessing whether, based on the new information, our tax risks had changed, and whether additional reserves in excess of those already recorded were necessary. This change in estimate of approximately $58 million was recorded as a charge to net income for the quarter ended March 31, 2010.

It is possible that within the next twelve months, ongoing tax examinations in the United States and several of our foreign jurisdictions may be resolved, that new tax exams may commence and that other issues may be effectively settled. However, we do not expect our unrecognized tax benefits to change significantly over that time.

NOTE 13. COMMITMENTS AND CONTINGENCIES

In addition to commitments and obligations in the ordinary course of business, we are subject to various claims, other pending and potential legal actions for damages, investigations relating to governmental laws and regulations and other matters arising out of the normal conduct of our business. We assess contingencies to determine the degree of probability and range of possible loss for potential accrual in our financial statements. An estimated loss contingency is accrued in our financial statements if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Because litigation is inherently unpredictable and unfavorable resolutions could occur, assessing contingencies is highly subjective and requires judgments about future events. We regularly review contingencies to determine the adequacy of our accruals and related disclosures. The amount of ultimate loss may differ from these estimates. It is possible that cash flows or results of operations could be materially affected in any particular period by the unfavorable resolution of one or more of these contingencies.

FDA Consent Decree. We are operating under an amended consent decree with the FDA related to our infusion pump business in the United States. We entered into a consent decree with the FDA in February 2007 related to our Alaris SE pumps, and in February 2009, we and the FDA amended the consent decree to include all infusion pumps manufactured by or for CareFusion 303, Inc., our subsidiary that manufactures and sells infusion pumps in the United States. The amended consent decree does not apply to intravenous administration sets and accessories.

While we remain subject to the amended consent decree, which includes the requirements of the consent decree, we have made substantial progress in our compliance efforts. In accordance with the consent decree, we reconditioned Alaris SE pumps that had been seized by the FDA, remediated Alaris SE pumps in use by customers, and had an independent expert inspect the Alaris SE pump facilities and provide a certification to the FDA as to compliance. As a result of these efforts, in January 2010, we announced that the FDA had given us permission to resume the manufacturing and marketing of our Alaris SE pumps. In accordance with the amended consent decree, and in addition to the requirements of the original consent decree, we also implemented a corrective action plan to bring the Alaris System and all other infusion pumps in use in the United States market into compliance, had our infusion pump facilities inspected by an independent expert, and had our recall procedures and all ongoing recalls involving our infusion pumps inspected by an independent recall expert. In July 2010, the FDA notified us that we can proceed to the audit inspection phase of the amended consent decree, which includes the requirement to retain an independent expert to conduct periodic audits of our infusion pump facilities. The amended consent decree authorizes the FDA, in the event of any violations in the future, to order us to cease manufacturing and distributing, recall products and take other actions. We may be required to pay damages of $15,000 per day per violation if we fail to comply with any provision of the amended consent decree, up to $15 million per year.

We cannot currently predict the outcome of this matter, whether additional amounts will be incurred to resolve this matter, if any, or the matter's ultimate impact on our business. We may be obligated to pay more or less than the amount that we reserved in connection with the amended consent decree because, among other things, the FDA may determine that we are not fully compliant with the amended consent decree and therefore impose penalties under the amended consent decree, and/or we may be subject to future proceedings and litigation relating to the matters addressed in the amended consent decree.

Other Matters. In addition to the matter described above, we also become involved in other litigation and regulatory matters incidental to our business, including, but not limited to, product liability claims, employment matters, commercial disputes, intellectual property matters, inclusion as a potentially responsible party for environmental clean-up costs, and litigation in connection with acquisitions and divestitures. We intend to defend ourselves in any such matters and do not currently believe that the outcome of any such matters will have a material adverse effect on our financial condition, results of operations and cash flows.

We may also determine that products manufactured or marketed by us do not meet our specifications, published standards or regulatory requirements. When a quality issue is identified, we investigate the issue and take appropriate corrective action, such as withdrawal of the product from the market, correction of the product at the customer location, notice to the customer of revised labeling and other actions. We have recalled, and/or conducted field alerts relating to, certain of our products from time to time. These activities can lead to costs to repair or replace affected products, temporary interruptions in product sales and action by regulators, and can impact reported results of operations. We currently do not believe that these activities (other than those specifically disclosed herein) have had or will have a material adverse effect on our business or results of operations.

Commitments. The future minimum rental payments for operating leases having initial or remaining non-cancelable lease terms in excess of one year at June 30, 2010, are as follows:

(in millions)	2011	2012	2013	2014	2015	Thereafter	Total
Minimum Rental Payments	$44	$38	$33	$27	$22	$33	$197

Rental expense relating to operating leases was approximately $59 million, $49 million and $46 million in fiscal years 2010, 2009 and 2008, respectively. Sublease rental income was not material for any period presented herein.

NOTE 14. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURES

We use derivative instruments to partially mitigate our business exposure to foreign currency exchange risk. We may enter into foreign currency forward contracts to offset some of the foreign exchange risk of expected future cash flows on certain forecasted revenue and expenses, and on certain assets and liabilities. The maximum period of time that we hedge exposure is twelve months.

Cash Flow Hedges. We enter into foreign currency forward contracts to protect the value of anticipated foreign currency revenues and expenses associated with certain forecasted transactions. These derivative instruments are designated and qualify as cash flow hedges. Accordingly, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income/(loss) ("OCI") and reclassified into earnings in the same line item associated with the forecasted transaction and in the same period during which the hedged transaction affects earnings. The ineffective portion of the gain/(loss) on the derivative instrument is recognized in earnings immediately. The cash flow impact of fair value hedges is included in the consolidated and combined statements of cash flows in "Other Accrued Liabilities and Operating Items, Net".

At June 30, 2010 and 2009, we held forward contracts to hedge probable, but not firmly committed, revenue, inventory purchases and expenses.

The following table shows the notional amount of the outstanding cash flow hedges as of June 30, 2010 and 2009:

	June 30, 2010	June 30, 2009
(in millions)	Notional Amount	Notional Amount
Foreign Currency Forward Contracts	$37	$160

As of June 30, 2010, the foreign currency forward contracts are expected to mature through December 2010. Credit risk of these contracts is immaterial as of June 30, 2010 and 2009. The unrealized gain/(loss) included in OCI and the consolidated and combined balance sheets at June 30, 2010 and 2009, as well as the amounts reclassified from OCI to the consolidated and combined statements of income for the fiscal years June 30, 2010, 2009 and 2008 was not material.

The amount of ineffectiveness associated with these derivative instruments was not material.

Fair Value (Non-Designated) Hedges. We enter into foreign currency forward contracts to manage foreign exchange exposure related to intercompany financing transactions and other balance sheet items subject to revaluation that do not meet the requirements for hedge accounting treatment. Accordingly, these derivative instruments are adjusted to current market value at the end of each period. The gain or loss recorded on these instruments is substantially offset by the remeasurement adjustment on the foreign currency denominated asset or liability. The settlement of the derivative instrument and the remeasurement adjustment on the foreign currency denominated asset or liability are both recorded in the consolidated and combined income statements in "Interest Expense and Other, Net" at the end of each period. The cash flow impact of fair value hedges is included in the consolidated and combined statements of cash flows in "Other Accrued Liabilities and Operating Items, Net". The maximum period of time that we hedge exposure for foreign currency fair value hedges is 31 days.

The following table summarizes the notional amount of the fair value hedges outstanding as of June 30, 2010 and 2009:

(in millions)	June 30, 2010 Notional Amount	June 30, 2009 Notional Amount
Foreign Currency Forward Contracts	$93	$314

The following table summarizes the loss recognized in earnings for fair value hedges for the fiscal years 2010, 2009 and 2008:

(in millions)		For Fiscal Year Ended June 30,		
Fair Value Hedging Instruments	Statement of Income Location	2010	2009	2008
Foreign Currency Forward Contracts	Interest Expense and Other, Net	$—	$(8)	$(42)

The following is a summary of unsettled derivative instruments as of June 30, 2010 and 2009. The amount that we would pay/receive to settle these contracts at the respective dates was not material.

(in millions)	June 30, 2010 Notional Amount	June 30, 2009 Notional Amount
Foreign Currency Forward Contracts	$130	$474

Assets and Liabilities Measured at Fair Value on a Recurring Basis. The following table presents information about our financial assets and financial liabilities that are measured at fair value on a recurring basis, and indicates the fair value hierarchy of the valuation techniques we utilize to determine such fair value at June 30, 2010:

(in millions)	Level 1
Financial Assets:	
Cash Equivalents	$812
Other Investments	9
Total	$821

The cash equivalents balance is comprised of highly liquid investments purchased with a maturity of three months or less from the original purchase date. The other investments balance includes investments in mutual funds classified as other long-term assets, all related to our deferred compensation plan. Both the cash equivalents and other investments were valued based on quoted market prices for identical instruments. We had no material level 2 or level 3 assets or liabilities measured on a recurring basis at June 30, 2010.

NOTE 15. RELATED PARTY TRANSACTIONS AND PARENT COMPANY EQUITY

The following paragraphs discuss related party transactions with Cardinal Health and how they were accounted for in our financial statements.

Allocation of General Corporate Expenses. The consolidated and combined financial statements include expense allocations for certain functions provided by Cardinal Health, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives, and share-based compensation. These expenses were allocated to us on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, headcount or other appropriate measure. Prior to July 1, 2009, we operated as a component of Cardinal Health, and therefore we were allocated expenses associated with the functions described above. As of July 1, 2009, we began operating as a wholly-owned subsidiary of Cardinal Health and therefore received significantly less expense allocations as the majority of these allocations were replaced with directly incurred expenditures at the CareFusion level. We were allocated $19 million, $406 million and $407 million, for the two months ended August 31, 2009 and the fiscal years ended June 30, 2009 and 2008, respectively, of general corporate expenses incurred by Cardinal Health which are included within SG&A expenses in the consolidated and combined statements of income. Included within the $406 million and $407 million of SG&A expenses allocated to us from Cardinal Health for the fiscal years ended June 30, 2009 and 2008, are $21 million and $23 million, respectively, allocable to discontinued operations. No amount of the $19 million was allocated to discontinued operations for the two months ended August 31, 2009.

On August 31, 2009, we completed the spinoff from Cardinal Health and our Transition Services Agreement ("TSA"), went into effect (see below). Charges incurred as a result of the TSA were $118 million for the fiscal year 2010.

Related Party Sales. Historically, we sold certain medical products and supplies through the medical distribution business of Cardinal Health. Title for these products transferred to Cardinal Health when we sold the products to their medical distribution channels; however, we recognized product revenue on these sales primarily when title transferred to the end customer, which was typically upon receipt by the end customer. Our product revenue related to these related party sales totaled $180 million, $958 million and $933 million for the two months ended August 31, 2009 and fiscal years ended June 30, 2009 and 2008, respectively. Included within these amounts are $72 million, $417 million and $407 million associated with discontinued operations for the two months ended August 31, 2009 and fiscal year ended June 30, 2009 and 2008, respectively.

Inventory held in Cardinal Health distribution centers associated with these sales prior to the spinoff was $93 million at June 30, 2009. Included within the $93 million was $38 million associated with discontinued operations.

Prior to the spinoff, the accounts receivable associated with these customer sales was maintained by Cardinal Health. The amount of accounts receivable allocated to us was $129 million at June 30, 2009. Included within the $129 million was $47 million associated with discontinued operations.

Upon the spinoff, we entered into a distribution agreement with Cardinal Health which states that Cardinal Health will continue to distribute certain of our products and supplies through its medical distribution business. In addition, we entered into an accounts receivable factoring agreement for which we sell certain of our accounts receivable associated with this distribution agreement to Cardinal Health. Title to these products and supplies no longer transfers to Cardinal Health and inventory related to these products is maintained by CareFusion. Service fees related to this agreement were $34 million for fiscal year 2010. Accounts receivable sold under the factoring agreement totaled $606 million for fiscal year 2010.

In addition to the distribution agreement noted above, upon the spinoff, we entered into other agreements with Cardinal Health in which we buy from Cardinal Health and sell to Cardinal Health certain products and services. The product sales and purchases associated with these agreements are utilized for resale by each respective company to their end customers. The service fees and revenues related to these agreements are for a variety of services including the use of the sales force, marketing, sterilization, and warehousing services.

Total product revenue related to these agreements was $240 million for fiscal year 2010. Total product purchases from Cardinal Health were $83 million for fiscal year 2010. Service fees paid to Cardinal Health was $30 million for fiscal year 2010. Service fee revenue from Cardinal Health was $2 million for fiscal year 2010.

At June 30, 2010, we had an outstanding payable balance to Cardinal Health of $27 million. In addition, at June 30, 2010, a receivable was due from Cardinal Health of $84 million.

In connection with the spinoff, we entered into the following agreements with Cardinal Health:

- ***Separation Agreement.*** The separation agreement sets forth, among other things, our agreements with Cardinal Health regarding the principal transactions that were necessary to separate us from Cardinal Health. It also sets forth other agreements that govern certain aspects of our ongoing relationship with Cardinal Health. These other agreements include: Transfer of Assets and Assumptions of Liabilities; Future Claims; Releases; Indemnifications; Legal Matters; Insurance; and the Distribution of cash and common shares.
- ***Stockholder's and Registration Rights Agreement.*** We and Cardinal Health entered into a stockholder's and registration rights agreement pursuant to which we agreed that, upon the request of Cardinal Health, we will use our commercially reasonable efforts to effect the registration under applicable federal and state securities laws of any shares of our common stock retained by Cardinal Health. In addition, Cardinal Health agreed to vote any shares of our common stock that it retains immediately after the separation in proportion to the votes cast by our other stockholders. In connection with such agreement, Cardinal Health granted us a proxy to vote its shares of our common stock in such proportion. This proxy, however, will be automatically revoked as to a particular share upon any sale or transfer of such share from Cardinal Health to a person other than Cardinal Health, and neither the voting agreement nor proxy will limit or prohibit any such sale or transfer.
- ***Transition Services Agreement.*** We and Cardinal Health entered into a transition services agreement in connection with the separation to provide each other, on a transitional basis, certain administrative, human resources and support services and other assistance consistent with the services provided by the parties to each other before the separation. The charges for the transition services generally are intended to allow the providing company to fully recover the costs directly associated with providing the services, plus all out-of-pocket costs and expenses, generally without profit. The charges of each of the transition services will generally be based on either a pre-determined flat fee or an allocation of the cost incurred by the company providing the service, including certain fees and expenses of third-party service providers.
- ***Tax Matters Agreement.*** This agreement governs Cardinal Health's and CareFusion's respective rights, responsibilities and obligations with respect to taxes, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and assistance and cooperation in respect of tax matters. The tax matters agreement also contains restrictions on our ability (and the ability of any member of our group) to take actions that could cause the contribution of the businesses to us by Cardinal Health and the distribution of our common stock to Cardinal Health shareholders in the spinoff to fail to qualify as a tax-free reorganization for United States federal income tax purposes,

including entering into, approving or allowing any transaction that results in a sale or other disposition of a substantial portion of our assets or stock and the liquidation or dissolution of us and certain of our subsidiaries.

- ***Employee Matters Agreement.*** This agreement governs our compensation and employee benefit obligations with respect to our current and former employees. The employee matters agreement allocates liabilities and responsibilities relating to employee compensation and benefit plans and programs and related matters in connection with the separation, including, among other things, the treatment of outstanding Cardinal Health equity awards and share-based awards, annual and long-term incentive awards, deferred compensation obligations, severance arrangements, retirement plans and welfare benefit obligations.

- ***Intellectual Property Agreements.*** We entered into a master intellectual property license agreement with Cardinal Health pursuant to which each party granted a royalty-free, worldwide, non-exclusive, perpetual, irrevocable license under the intellectual property and technology owned by it as a result of the separation (other than the intellectual property and technology licensed under various other agreements) to the other for use in the conduct of the other's business as of the separation. We entered into a transitional trademark license agreement pursuant to which Cardinal Health and Cardinal Health Technologies granted us a royalty-free, worldwide, non-exclusive, non-transferable, fully paid-up license to use certain of their trademarks, trade names and service marks used in our business as of the separation, or licensed marks, or to allow us sufficient time to (a) rebrand and phase out of use of the licensed marks; and (b) transfer or change any product registrations or regulatory approvals (or applications for either of the foregoing) that are under the name of Cardinal Health or any of its affiliates to our new corporate name.

- ***License Agreements.*** Cardinal Health also granted us a royalty-free, worldwide, non-exclusive, perpetual, irrevocable license to certain design specifications and to any patent issued to Cardinal Health under its current patent application for its remote pharmacy order processing system for use by us in our PyxisConnect product line. In addition, Cardinal Health granted us an exclusive license, under certain patents and trademarks, to make (worldwide) and sell (outside of North America and Puerto Rico or any country where Cardinal Health has a distribution relationship with a third-party with respect to certain of its medical products) certain medical products under specified brands for a period of two years. Cardinal Health also granted us a non-exclusive license, under such patents and trademarks and for a period of two years, to make and sell such medical products in other countries where Cardinal Health has a non-exclusive distribution relationship with a third-party with respect to such products.

- ***Distribution/Supply Agreements.*** Cardinal Health agreed to provide or distribute products (and related services), on both an exclusive and non-exclusive basis, under various distribution/supply agreements with us and vice versa, pursuant to which one party will supply certain products to the other party for distribution by the other party in certain geographic locations (both domestic and international) or for use by the other party as a component of its own products.

- ***Miscellaneous Agreements.*** We entered into various agreements with Cardinal Health for certain specified services relating to (a) the development by us of barcode scanning for pre-filled syringes being developed by Cardinal Health for use in connection with infusion pumps; (b) the provision of gamma sterilization services and warehouse and logistic services by Cardinal Health to us; (c) the manufacture, packaging and provision of related services by Cardinal Health with respect to various surgical procedure kits using our products; (d) referral by Cardinal Health of our products to its customers; and (e) service and ongoing service maintenance for the CardinalASSIST and Valuelink programs owned by Cardinal Health and used by us in our dispensing business.

Parent Company Equity. Net transfers (to)/from parent are included within Parent Company Investment on the consolidated and combined statements of stockholders' equity through the spinoff date of August 31, 2009. The components of the net transfers from parent are as follows:

(in millions)	As of August 31, 2009	As of June 30, 2009	As of June 30, 2008
Net Change in Debt Allocated from Parent[1]	$1,281	$ 316	$(338)
Net Change in Income Tax Accounts	83	(67)	(122)
Cash Transferred from Parent for Acquisitions	—	5	521
Cash Repatriation to Parent	—	—	(174)
Loans to Parent	—	(608)	(325)
Corporate Push Down	48	(22)	28
Other	41	337	(80)
Total Net Transfers (to)/from Parent	$1,453	$ (39)	$(490)

1 The debt allocated to us from Cardinal Health at June 30, 2009 was retained by Cardinal Health and not settled for cash; however, as part of the spinoff we paid a $1.374 billion cash dividend to Cardinal Health as consideration for the contribution of the majority of the businesses comprising its clinical and medical products segment.

All significant intercompany transactions between us and Cardinal Health were included in the consolidated and combined financial statements and are considered to be effectively settled for cash in the consolidated and combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the consolidated and combined statements of cash flows as a financing activity and in the consolidated and combined balance sheets as "Parent Company Investment" for the periods prior to our spinoff at August 31, 2009.

NOTE 16. SEGMENT INFORMATION

Our operations are principally managed on a products and services basis and are comprised of two reportable segments: Critical Care Technologies and Medical Technologies and Services.

We report segment information based on the management approach. The management approach designates the internal reporting used by the Chief Operating Decision Maker ("CODM"), for making decisions and assessing performance as the source of our reportable segments. The CODM is our Chief Executive Officer. The CODM allocates resources to and assesses the performance of each operating segment using information about its revenues and operating income/(loss) before interest and taxes. We have determined our operating segments as follows based on the information used by the CODM.

Critical Care Technologies. Our dispensing technologies, infusion and respiratory operating segments are aggregated into the Critical Care Technologies segment. This segment develops, manufactures and markets IV medication products, including IV infusion systems, primarily to hospitals, ambulatory surgical centers and transport services. It also provides point-of-care systems that automate the dispensing of medications and supplies in hospitals and other healthcare facilities. Finally, it develops, manufactures and markets products for diagnosis and treatment of pulmonary and sleep-related disorders primarily to hospitals, clinics, private physicians and research centers.

We determined the three operating segments within Critical Care Technologies qualify for aggregation based on the criteria that: (i) the operating segments have similar economic characteristics; and (ii) the segments have similar basic characteristics in each of the following areas: the nature of the products or services, the nature of the production process, the type or class of customer for their products or services, the methods used to distribute their products or provide their services and the nature of the regulatory environment.

Medical Technologies and Services. This segment provides single-use medical products used in surgical and vascular access procedures to hospitals, ambulatory surgical centers and other healthcare settings. It also develops, manufactures and markets reusable stainless-steel surgical instruments and a variety of medical devices used primarily by interventional radiologists and surgeons in combination with certain image guidance technologies primarily to hospitals. Finally, it develops, manufactures and markets a line of neurological and vascular diagnostic and monitoring products to hospitals and other healthcare facilities such as private practice and outpatient clinics, ambulatory surgery centers and physician offices.

We evaluate the performance of the segments based upon, among other things, segment profit. Segment profit is segment revenue less segment cost of products sold, SG&A expenses, research and development expenses and restructuring and acquisition integration charges. With the exception of goodwill, we do not identify or allocate assets by operating segment; accordingly, segment related disclosures with respect to assets have been omitted.

The following table presents information about our reporting segments for the fiscal years ended June 30, 2010, 2009 and 2008:

(in millions)	Critical Care Technologies	Medical Technologies and Services[1]	Total
Fiscal Year 2010:			
External Revenues	$2,644	$1,285	$3,929
Depreciation and Amortization	122	51	173
Operating Income	395	65	460
Capital Expenditures	104	37	141
Fiscal Year 2009:			
External Revenues	$2,429	$1,166	$3,595
Depreciation and Amortization	112	58	170
Operating Income	354	90	444
Capital Expenditures	85	44	129
Fiscal Year 2008:			
External Revenues	$2,603	$1,060	$3,663
Depreciation and Amortization	111	35	146
Operating Income	512	18	530
Capital Expenditures	152	52	204

[1] Segment results for the Medical Technologies and Services segment have been adjusted for discontinued operations. See Note 2.

A reconciliation of total segment operating income to consolidated income before income tax is presented below for the years ended June 30:

(in millions)	2010	2009	2008
Total Segment Operating Income	$460	$444	$530
Gain on the Sale of Assets	12	—	—
Operating Income	472	444	530
Interest Expense and Other, Net (Including Net Interest Expense Allocated from Parent of $80 and $88 for Fiscal Year 2009 and 2008, respectively)	115	101	87
Income Before Income Tax	$357	$343	$443

The following table presents revenue and net property and equipment by geographic area:

	Revenue			Property and Equipment, Net	
	For Fiscal Year Ended June 30,			As of June 30,	
(in millions)	2010	2009	2008	2010	2009
United States	$2,710	$2,465	$2,592	$338	$271
International	1,219	1,130	1,071	111	124
Total	$3,929	$3,595	$3,663	$449	$395

NOTE 17. PRODUCT WARRANTIES

We offer warranties on certain products for various periods of time. We accrue for the estimated cost of product warranties at the time revenue is recognized. Our product warranty liability reflects management's best estimate of probable liability based on current and historical product sales data and warranty costs incurred.

The table below summarizes the changes in the carrying amount of the liability for product warranties for the fiscal years ended June 30, 2010, 2009 and 2008:

(in millions)	Total
Balance at June 30, 2008	$ 28
Warranty Accrual	29
Warranty Claims Paid	(26)
Balance at June 30, 2009	31
Warranty Accrual	19
Warranty Claims Paid	(19)
Adjustments to Preexisting Accruals	(7)
Balance at June 30, 2010	$ 24

As of June 30, 2010, 2009 and 2008, approximately $10 million, $20 million and $18 million, respectively, of the ending liability balances related to accruals for product recalls.

NOTE 18. SHARE-BASED COMPENSATION

We maintain a stock incentive plan that provides for awards of non-qualified and incentive stock options, restricted stock and restricted stock units and performance stock units for the benefit of certain of our officers, directors and employees. Under CareFusion's 2009 Long-Term Incentive Plan (the "Plan"), there are 40.0 million shares of common stock reserved and authorized for issuance. At June 30, 2010, awards (net of prevesting forfeitures) have been granted with respect to 17.4 million shares of the 40.0 million reserved shares, with 22.6 million shares available for future awards. The number of shares to be issued in connection with performance stock units is not determined until the end of their respective performance period and are therefore included at the current estimate of payout shares (see below). New shares are issued for settlement of awards under the Plan.

Spinoff from Cardinal Health

At the time of the spinoff, Cardinal Health converted or adjusted outstanding stock options, restricted stock and restricted stock units (collectively, "share-based awards") with respect to Cardinal Health common shares held by Cardinal Health and CareFusion employees. The manner of conversion for each employee was determined based on the date of the original share-based grant and the employment status of the employee at the spinoff date of August 31, 2009.

Each Cardinal Health stock option was converted or adjusted based on the following:

- *Stock Options Granted on or Prior to September 26, 2007.* Each option granted on or prior to September 26, 2007 was converted into an adjusted Cardinal Health stock option and a CareFusion stock option. The exercise prices of the CareFusion stock option and the adjusted Cardinal Health stock option and the number of shares subject to each such stock option reflected a mechanism that was intended to preserve the intrinsic value of the original Cardinal Health stock option.
- *Stock Options Granted After September 26, 2007.* In general, each stock option granted after September 26, 2007 that was held by an employee of CareFusion at the spinoff date was converted into a CareFusion stock option, subject to an adjustment mechanism intended to preserve the intrinsic value of such stock options.

Similarly, each Cardinal Health restricted stock or restricted stock unit was converted based on the following:

- *Restricted Stock and Restricted Stock Units Granted on or Prior to September 26, 2007.* Each restricted stock or restricted stock unit granted on or prior to September 26, 2007 received for the unvested portion thereof, CareFusion restricted stock or restricted stock units, as applicable, representing the right to receive 0.5 shares of CareFusion common stock for each Cardinal Health common share subject to the award. The underlying Cardinal Health restricted stock or restricted stock units remain in effect unadjusted.
- *Restricted Stock and Restricted Stock Units Granted After September 26, 2007.* In general, each restricted stock or restricted stock unit granted after September 26, 2007 that was held by an employee of CareFusion at the spinoff date was converted into a CareFusion restricted stock or restricted stock unit, intended to preserve the fair market value of the awards.

The fair value of the Cardinal Health stock awards and the converted CareFusion stock awards immediately following the spinoff was slightly higher than the fair value of such stock awards immediately prior to the spinoff. As a result, we incurred incremental compensation expense of less than $1 million that will be recognized over the remaining vesting period of the related unvested share-based awards.

We are responsible for fulfilling all share-based awards related to CareFusion common stock and Cardinal Health is responsible for fulfilling all share-based awards related to Cardinal Health common shares, regardless of whether the employee holding the share-based award is an employee of CareFusion or Cardinal Health. We record share-based compensation expense for the share-based awards held by our employees, regardless of whether such share-based awards are based on common stock of CareFusion or common shares of Cardinal Health, with the offsetting impact recorded to "Additional Paid-In Capital" in our audited consolidated and combined balance sheets.

Cardinal Health Option Exchange Program

On June 19, 2009, Cardinal Health commenced a stock option exchange program whereby participants (including CareFusion employees) could elect to exchange certain Cardinal Health stock options with exercise prices substantially above the current grant price for a lesser number of Cardinal Health stock options with a lower exercise price. This stock option exchange program was completed on July 17, 2009. Certain of the awards exchanged in the stock option exchange program were converted or adjusted in connection with the spinoff. Taking into account the conversion and/or adjustment, stock options to purchase 1.1 million shares of CareFusion common stock were exchanged (cancelled) and replacement stock options for 0.2 million shares of CareFusion common stock were made; no additional compensation expense was recorded.

Share-Based Awards

Stock Options. Under the Plan, stock options generally vest in equal annual installments over three years and are exercisable for periods up to seven years from the date of grant at a price equal to the fair market value of CareFusion's common stock at the date of grant.

A summary of CareFusion stock option activity related to CareFusion and Cardinal Health employees for the fiscal year ended June 30, 2010 is as follows. All awards granted between July 1, 2009 and August 31, 2009 have been adjusted to reflect the conversion ratio as of the date of the spinoff as all stock options prior to the spinoff were stock options of Cardinal Health. With respect to the Cardinal Health stock options granted prior to September 26, 2007, the converted CareFusion stock options retained the vesting schedule and expiration date of the original Cardinal Health stock options.

(in millions, except per share amounts)	Shares Subject to Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance at July 1, 2009	9.5	$31.91		
Granted[1]	3.4	$20.61		
Exercised	(0.4)	$18.74		
Canceled/Forfeited[1]	(1.6)	$21.16		
Conversion of Cardinal Health stock options to CareFusion stock options	1.6	$19.65		
Outstanding, June 30, 2010	12.5	$28.84	3.95	$10
Exercisable, June 30, 2010	7.9	$32.43	3.04	$ 1

[1] Includes 0.2 million stock options granted and 1.1 million stock options cancelled as a result of the option exchange program.

The following table summarizes activity related to CareFusion stock options exercised during the fiscal year ended June 30, 2010 and 2009:

(in millions)	Fiscal Year Ended June 30, 2010	Fiscal Year Ended June 30, 2009
Proceeds From Stock Options Exercised	$8	$n/a
Intrinsic Value of Stock Options Exercised	2	1
Tax Benefit Related to Stock Options Exercised	1	—

Cardinal Health received the cash proceeds for stock options exercised prior to September 1, 2009, and therefore, no cash proceeds are presented for stock options exercised prior to that date.

The fair value of the stock options granted during the fiscal year ended June 30, 2009 were valued by Cardinal Health utilizing a Lattice valuation model. The fair value of stock options granted by CareFusion during the fiscal year ended June 30, 2010 and subsequent to the spinoff was valued by CareFusion utilizing a Black-Scholes-Merton valuation model. The Black-Scholes-Merton model was utilized subsequent to the spinoff based on a review of facts and circumstances associated with the anticipated exercise patterns of employees at a new publicly traded company. Had we used the Black-Scholes-Merton valuation model instead of the Lattice valuation model prior to the spinoff, it would not have resulted in a material impact on our financial condition, results of operations or cash flows.

The following assumptions were utilized in deriving the fair value for awards granted under the Black-Scholes-Merton model for the fiscal year ended June 30, 2010 and the Lattice model for the fiscal year ended June 30, 2009.

	Fiscal Year Ended June 30, 2010	Fiscal Year Ended June 30, 2009
Risk Free Interest Rate	2.28% — 2.44%	0.03% — 3.48%
Expected Term (years)	5.0	4.5 — 7.0
Volatility	32.1%	27.0% —30.0%
Dividend Yield	—%	1.0% — 2.33%
Weighted-Average Grant Date Fair Value	$6.70	$7.77

Black-Scholes-Merton. The risk-free rate is based on an United States Treasury equivalent instrument with the same term as the expected term. The expected term of the stock option represents the estimated period of time until exercise and is based on the vesting period of the award and the estimated exercise patterns of employees. Volatility is based on a historical volatility of a peer group of five companies that have similar revenues, earnings and market capitalization, as well as operate in the same industry as CareFusion, and is based on a volatility measure over the approximate expected term of the stock options. We do not currently plan to pay dividends on our common stock and therefore the dividend yield percentage is set at zero.

The Black-Scholes-Merton option valuation model was developed for use in estimating the fair value of traded stock options which have no vesting restrictions and are fully transferable, and includes management's estimates of the relative inputs. Though we believe this is the best valuation technique for our stock options, our estimate of fair value may differ from other valuation models.

Lattice Model. The expected term of the Cardinal Health stock options granted prior to the spinoff was calculated based on historical Cardinal Health employee exercise behavior. The risk-free rate was based on the

United States Treasury yield curve at the time of the grant. Volatility was based on implied volatility from traded options of Cardinal Health's stock and historical volatility over a period of time commensurate with the contractual term of seven years. The dividend yield was based on the actual dividend yield at the time of grant with the assumption of a consistent rate of dividends over the life of the grant.

Restricted Stock and Restricted Stock Units. Under the Plan, restricted stock and restricted stock units ("restricted stock awards") generally vest in equal installments over three years. The fair value of restricted stock awards is based on the closing price of our common stock on the date of grant. The weighted-average grant date fair values of restricted stock awards granted was $20.82 and $28.64 for the fiscal year ended June 30, 2010 and 2009, respectively.

All restricted stock awards granted between July 1, 2009 and August 31, 2009 have been adjusted to reflect the conversion ratio as of the date of the spinoff as all restricted stock awards prior to the spinoff were associated with Cardinal Health common shares. With respect to restricted stock awards granted prior to September 26, 2007, the converted CareFusion restricted stock awards retained the vesting schedule of the original Cardinal Health restricted stock awards. A summary of CareFusion restricted stock awards related to CareFusion and Cardinal Health employees for the fiscal year ended June 30, 2010 is as follows:

(in millions, except per share amounts)	Shares	Weighted-Average Grant Date Fair Value
Balance at July 1, 2009	1.2	$30.85
Granted	2.7	$20.82
Vested	(0.5)	$23.22
Forfeited	(0.7)	$21.39
Conversion of Cardinal Health Restricted Share Awards to CareFusion Restricted Stock Awards	0.7	$19.65
Outstanding, June 30, 2010	3.4	$23.51

Performance Stock Units. Performance stock units provide share-based compensation to participants for which vesting is contingent upon company performance relative to a specific financial target, as defined in the award agreement. Performance stock units granted during the fiscal year ended June 30, 2010 vest between two and four years after the grant date on a sliding scale of units, depending on the timing of achievement of a two-year average cash flow target, as defined in the award agreement. The amount of compensation expense recognized, as well as the period over which the awards are expected to vest, is based on management's estimate of the most likely outcome. Management's estimate of the likelihood of achieving these performance targets and the timing of achievement of such targets may materially change over time based on facts and circumstances. The fair value of performance stock units is based on the closing price of the company's common stock on the date of grant.

The following table depicts the amount of units that will be paid out depending on the timing of achieving the performance target after the grant date (measured at the fiscal year end):

Year Performance Target Achieved	Percent Payout of Awarded Units
2	150%
3	100%
4	50%

No payout is earned if the performance target is not achieved by year four. Compensation expense for the fiscal year ended June 30, 2010 was based on an estimate of achieving the performance target in year two and therefore a 150% payout of awarded units.

We granted 0.4 million performance stock units during fiscal year ended June 30, 2010, with weighted-average grant date fair values of $20.79. No performance stock units were forfeited or vested in the fiscal year ended June 30, 2010.

Accounting for Share-Based Compensation. Expense for share-based payment transactions with employees is recognized in the income statement over the period during which an employee provides the requisite service in exchange for the award, based on their award's fair value. Most stock options and restricted stock and restricted stock units vest ratably over a three-year vesting period. Share-based compensation expense associated with these graded-vesting awards is recognized using the straight-line method over the vesting period. Stock options generally have a seven-year contractual term. Total pre-tax share-based compensation expense was approximately $67 million and $56 million for the fiscal year ending June 30, 2010 and 2009, respectively. Share-based compensation expense was based on an allocation from Cardinal Health of $4 million during the two month period from July 1, 2009 through August 31, 2009 and for the entire fiscal years ended June 30, 2009 and 2008. The income tax benefit related to the share-based compensation expense was $18 million and $22 million for the fiscal year ended June 30, 2010 and 2009, respectively. We classify share-based compensation within SG&A expense to correspond with the same line item as the majority of the cash compensation paid to employees.

As of June 30, 2010, our total unrecognized share-based compensation expense related to nonvested share-based compensation awards, adjusted for estimated forfeitures, was $61 million. This compensation expense is expected to be recognized over a weighted-average period of approximately 2.0 years.

NOTE 19. EMPLOYEE SAVINGS PLAN

Substantially all of our domestic non-union employees are eligible to be enrolled in the company-sponsored retirement savings plans, which include features under Section 401(k) of the Code and provide for company matching. Contributions to the plans are determined by our board of directors and are subject to certain minimum requirements as specified in the plans. The total expense for our employee retirement benefit plans was $37 million, $32 million and $29 million for fiscal years 2010, 2009 and 2008, respectively.

NOTE 20. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is selected quarterly financial data for fiscal years 2010 and 2009.

(in millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year 2010				
Revenue	$ 923	$1,019	$ 952	$1,035
Gross Margin	451	478	452	485
Selling, General and Administrative Expenses	297	305	316	310
Income (Loss) from Continuing Operations	55	73	(9)	52
Income (Loss) from Discontinued Operations, Net of Tax[1]	26	(3)	—	—
Net Income (Loss)[2]	81	70	(9)	52
Per Share Amounts:[3]				
Basic Earnings (Loss) per Common Share:				
Continuing Operations	0.25	0.33	(0.04)	0.24
Discontinued Operations	0.12	(0.01)	—	—
Basic Earnings (Loss) per Common Share	0.37	0.32	(0.04)	0.24
Diluted Earnings (Loss) per Common Share:				
Continuing Operations	0.25	0.33	(0.04)	0.23
Discontinued Operations	0.12	(0.01)	—	—
Diluted Earnings (Loss) per Common Share	0.37	0.32	(0.04)	0.23
Weighted-Average Number of Common Shares Outstanding:				
Basic	220.6	220.8	221.6	221.8
Diluted[4]	221.2	222.2	221.6	224.0

[1] Reflects impact of (a) removing certain businesses that manufacture and sell surgical and exam gloves, drapes and apparel and fluid management products in the United States markets that were previously part of the Clinical and Medical Products segment of Cardinal Health and were retained by Cardinal Health upon the spinoff, and (b) the divestiture of the company's Audiology business.

[2] Financial results for the fourth quarter includes a $12 million pre-tax gain ($1 million loss after-tax) on sale of our Research Services business.

[3] Basic and diluted earnings per share are computed independently for each of the components and quarters presented. Therefore, the sum of quarterly basic and diluted per share information may not equal annual basic and diluted earnings per share. Additionally, the sum of the per share components within the quarters may not equal the per share amounts presented.

[4] Dilutive shares outstanding equal basic shares outstanding for the third quarter as the impact would be anti-dilutive.

(in millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year 2009				
Revenue	$ 915	$ 969	$ 844	$ 867
Gross Margin[1]	437	474	418	402
Selling, General and Administrative Expenses	280	256	262	257
Income from Continuing Operations	30	107	88	65
Income from Discontinued Operations, Net of Tax[2]	83	81	83	31
Net Income[1]	113	188	171	96
Per Share Amounts:[3]				
Basic Earnings per Common Share:				
Continuing Operations	0.14	0.48	0.40	0.30
Discontinued Operations	0.38	0.37	0.38	0.14
Basic Earnings per Common Share	0.51	0.85	0.78	0.44
Diluted Earnings per Common Share:				
Continuing Operations	0.14	0.48	0.40	0.30
Discontinued Operations	0.38	0.37	0.38	0.14
Diluted Earnings per Common Share	0.51	0.85	0.78	0.44
Weighted-Average Number of Common Shares Outstanding:[4]				
Basic	220.5	220.5	220.5	220.5
Diluted	220.5	220.5	220.5	220.5

[1] Includes charges of approximately $1 million and $18 million related to product recalls during the second and third quarters, respectively.

[2] Reflects impact of (a) removing certain businesses that manufacture and sell surgical and exam gloves, drapes and apparel and fluid management products in the United States markets that were previously part of the Clinical and Medical Products segment of Cardinal Health and were retained by Cardinal Health upon the spinoff, and (b) the divestiture of the company's Audiology business.

[3] Basic and diluted earnings per share are computed independently for each of the components and quarters presented. Therefore, the sum of quarterly basic and diluted per share information may not equal annual basic and diluted earnings per share. Additionally, the sum of the per share components within the quarters may not equal the per share amounts presented.

[4] For fiscal year 2009, basic and diluted earnings per common share are computed using the number of common stock outstanding on August 31, 2009, the date which CareFusion common stock was distributed to shareholders of Cardinal Health.

NOTE 21. SUBSEQUENT EVENTS

On August 10, 2010, we announced a global restructuring program pursuant to which we expect to reduce our cost structure and streamline operations. As part of this restructuring, we anticipate reducing our global workforce by approximately 700 positions and expect the restructuring activities to be substantially complete by the end of fiscal year 2011. The pre-tax expense and cash outlay for the program is estimated to be approximately $40 million to $50 million in fiscal year 2011, primarily related to one-time employee separation benefits and other costs.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based on that evaluation, the company's management, including the Chief Executive Officer and Chief Financial Officer, has concluded that the company's disclosure controls and procedures were effective as of the end of such period.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management's annual report on internal control over financial reporting and the report of independent registered public accounting firm are incorporated by reference to pages 105 and 106 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

In connection with the evaluation required by Exchange Act Rule 13a-15(d), our management, including the Chief Executive Officer and Chief Financial Officer, concluded that no changes in our internal control over financial reporting occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Our system of internal control over financial reporting is designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Our management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of June 30, 2010. In making this assessment, we used the framework included in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the criteria set forth in *Internal Control — Integrated Framework,* management concluded that our internal control over financial reporting was effective as of June 30, 2010.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of June 30, 2010, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is included within this Annual Report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and
Stockholders of CareFusion Corporation

We have audited CareFusion Corporation's internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CareFusion Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CareFusion Corporation maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated and combined balance sheets of CareFusion Corporation as of June 30, 2010 and 2009, and the related consolidated and combined statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2010 and our report dated August 19, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Diego, California
August 19, 2010

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information concerning Directors, including committees of our Board of Directors, will appear under the captions "Item 1 — Election of Directors," "Board of Directors Information," "Board of Directors and Committees of the Board," and "Governance of Our Company," in our definitive proxy statement for our 2010 Annual Meeting of Stockholders (the "2010 Proxy Statement"). Such information is incorporated herein by reference. The information in the 2010 Proxy Statement set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" is incorporated herein by reference. Information regarding stockholder communications with our Board of Directors may be found under the caption "Governance of Our Company" in our 2010 Proxy Statement and is incorporated herein by reference.

Executive Officers of the Registrant

The following table sets forth information, as of August 10, 2010, with respect to the individuals serving as our executive officers:

Name	Age	Position
David L. Schlotterbeck	63	Chairman and Chief Executive Officer
Edward J. Borkowski	51	Chief Financial Officer
Dwight Winstead	61	Chief Operating Officer
Vivek Jain	38	President, Medical Technologies and Services
Thomas Leonard	42	President, Dispensing Technologies
Cathy Cooney	59	Executive Vice President, Human Resources
Joan Stafslien	46	Executive Vice President, General Counsel, Chief Compliance Officer and Secretary
Jean Maschal	59	Senior Vice President, Controller and Chief Accounting Officer

Mr. Schlotterbeck is the Chairman of our board of directors and our Chief Executive Officer. Prior to the spinoff, he served as Vice Chairman of Cardinal Health since January 2008 and Chief Executive Officer, Clinical and Medical Products of Cardinal Health since August 2006. He served as Chairman and Chief Executive Officer — Clinical Technologies and Services of Cardinal Health from September 2004 to August 2006. He was President of ALARIS Medical Systems, Inc., or Alaris, from July 2004, when Cardinal Health acquired Alaris, until August 2006. He was President and Chief Executive Officer and a director of Alaris from April 1999 to June 2004.

Mr. Borkowski is our Chief Financial Officer. Prior to joining us in May 2009, he was the Chief Financial Officer of Mylan Inc. from March 2002 to May 2009 and Executive Vice President of Mylan from October 2007 to March 2009. Prior to joining Mylan, beginning in 1999, he was employed by the Consumer Healthcare Group of Pharmacia Corporation, a pharmaceutical company that merged with Pfizer in 2003, where he served as Assistant Vice President, North American Finance and Administration and later as Vice President, Global Finance and Information Technology. He served in various finance positions for Wyeth, a company specializing in pharmaceuticals, consumer health care products, and animal health care products (then known as American Home Products Corporation), from 1992 to 1999.

Mr. Winstead is our Chief Operating Officer. Prior to the spinoff, he served as Group President, Clinical and Medical Products of Cardinal Health since July 2008. He served as Group President, Clinical Technologies and Services from July 2006 to July 2008, and President and Chief Operating Officer of Clinical Technologies and Services of Cardinal Health from September 2004 to July 2006. From May 2004 to January 2006, he also served as Group President and President, Pyxis Products. He was Cardinal Health's Group President and President, Clinical Services and Consulting from September 2002 to May 2004 and President, Cardinal Health Provider Pharmacy Services from July 2000 to September 2002. He served as President of Owen Healthcare, Inc. (a subsidiary of Cardinal Health) from May 1997 to July 2000.

Mr. Jain is our President, Medical Technologies and Services. Prior to the spinoff, he served as Executive Vice President — Strategy and Corporate Development of Cardinal Health since August 2007. Prior to joining Cardinal Health, from May 2006 to August 2007 he served as Senior Vice President/Head of Healthcare Strategy, Business Development and M&A for the Philips Medical Systems business of Koninklijke Philips Electronics N.V., an electronics company. He was an investment banker at J.P. Morgan Securities, Inc., an investment banking firm, from July 1994 to April 2006. His last position with J.P. Morgan was as Managing Director/Co-Head of Global Healthcare Investment Banking from April 2002 to April 2006.

Mr. Leonard is our President, Dispensing Technologies. Prior to the spinoff, he served as Senior Vice President and General Manager, Clinical Services of Cardinal Health since June 2008. Prior to joining Cardinal Health, from June 2005 to June 2008, he was Senior Vice President and General Manager, Ambulatory Solutions of McKesson Corporation, a healthcare services company. From July 2000 to June 2005 he was Executive Vice President of Operations at Picis, Inc., a provider of acute care products and services.

Ms. Cooney is our Executive Vice President, Human Resources. Prior to the spinoff, she served as Senior Vice President, Human Resources — Clinical and Medical Products of Cardinal Health since July 2008. She was Senior Vice President, Human Resources — Clinical Technologies and Services of Cardinal Health from September 2004 to July 2008 and Senior Vice President, Human Resources — Leadership Development of Cardinal Health from January 2003 to September 2004. From March 2002 to January 2003 she was Vice President, Strategic Staffing and Diversity of Cardinal Health. She served as Vice President, Diversity from July 2001 to March 2002 and Vice President and General Manager, Cardinal Health Staffing Network, from May 2000 to July 2001.

Ms. Stafslien is our Executive Vice President, General Counsel, Chief Compliance Officer and Secretary. Ms. Stafslien was previously our Executive Vice President, General Counsel and Secretary, and effective June 2010, assumed the additional role of Chief Compliance Officer. Prior to the spinoff, she served as Senior Vice President and General Counsel, Clinical and Medical Products of Cardinal Health since July 2008. She was Senior Vice President and General Counsel, Clinical Technologies and Services of Cardinal Health, from August 2004 to July 2008. From March 1999 to August 2004, she served as Deputy General Counsel and Assistant General Counsel of Alaris. From May 1998 to February 1999, she served as Senior Corporate Counsel to Alaris. Prior to joining Alaris, she was an associate with the law firms of Brobeck, Phleger & Harrison LLP and Luce, Forward, Hamilton & Scripps LLP.

Ms. Maschal is our Senior Vice President, Chief Accounting Officer and Controller. Ms. Maschal was previously our Vice President and Chief Accounting Officer, and effective December 2009, was promoted to her current position. Prior to the spinoff, she served as Vice President, Finance and Controller – Clinical and Medical Products of Cardinal Health from August 2008 to June 2009. She was Vice President, Finance and Controller – Clinical Technologies and Services of Cardinal Health from April 2007 to August 2008. From July 2006 to March 2007, she served as Vice President, Clinical Technologies and Services Controller of Cardinal Health. She was Vice President, Finance for Alaris from July 2004, when Cardinal Health acquired Alaris, until July 2006. Prior to the acquisition of Alaris by Cardinal Health, she served as Vice President, Finance and Corporate Controller of Alaris, since March 2002, and as Assistant Controller of Alaris from January 1999 to February 2002. Prior to joining Alaris, she was a senior auditor with the accounting firm of Pricewaterhouse.

Code of Ethics

We have adopted a code of ethics, which we call our Code of Conduct, which applies to all our employees, including our executive officers and directors. The full text of our Code of Conduct can be found in the "Investor Relations" section of our website accessible to the public at www.carefusion.com, by clicking the "Corporate Governance" link.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item relating to director and officer compensation will appear under the headings "Executive Compensation", "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" in our 2010 Proxy Statement, which sections are incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item will appear under the heading "Security Ownership of Certain Beneficial Owners and Management" in our 2010 Proxy Statement, which section is incorporated herein by reference.

Equity Compensation Plan Information

The following table summarizes options and other rights outstanding under CareFusion's share-based compensation plans as of June 30, 2010:

Plan Category	Securities to be Issued Upon Exercise (a)[1]	Weighted - Average Exercise Price (b)[2]	Securities Available for Future Issuance (c)[3]
Equity Compensation Plan Approved by Security Holders	16,467,462	$28.84	22,567,507
Equity Compensation Plan Not Approved by Security Holders	—	—	—

[1] Reflects the number of shares of common stock to be issued upon exercise of outstanding stock options, as well as shares subject to the vesting of 3,372,677 outstanding restricted stock awards and units and 593,451 outstanding performance stock units at June 30, 2010. Performance stock units are based on the estimated payout of 150% of awarded units.

[2] Reflects weighted-average exercise price of outstanding stock options and does not include unvested restricted stock awards and units or performance share units at June 30, 2010, which have weighted average grant date fair values of $23.51 and $20.79, respectively.

[3] Reflects the number of shares of common stock remaining available for future issuance under the 2009 Long-Term Incentive Plan ("LTIP"), excluding securities reflected in column **(a)**. See note 18 to the audited consolidated and combined financial statements for a description of the various share-based grants that may be issued under the LTIP. At June 30, 2010, 17.4 million shares out of the 40.0 million shares authorized for issuance under the LTIP have been used for the grant of incentive and non-qualified stock options, the grant of restricted stock and restricted stock units and the grant of performance stock units. The number of shares to be issued in connection with the performance share units is not determined until the end of their respective performance period and are therefore included at the current estimate of payout shares.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item will appear under the heading "Certain Relationships and Related Transactions" and information required by this Item relating to the independence of our directors will appear under the heading "Governance of Our Company" in our 2010 Proxy Statement, which sections are incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by this Item will appear under the heading "Audit Related Matters" in our 2010 Proxy Statement, which sections are incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(a)(2) The following Supplemental Schedule is included in this report:

All other schedules not listed above have been omitted as not applicable or because the required information is included in the Consolidated and Combined Financial Statements or in notes thereto.

(a)(3) See Subsection (b) below.

(b) Exhibits

Exhibit Number	Description of Exhibits
2.1	Separation Agreement, dated July 22, 2009, by and between Cardinal Health, Inc. and CareFusion Corporation (incorporated by reference to Exhibit 2.1 to Cardinal Health's Current Report on Form 8-K filed on July 22, 2009, File No. 1-11373).†
3.1	Amended and Restated Certificate of Incorporation of CareFusion Corporation (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed on August 28, 2009, File No. 333-161611).
3.2	Amended and Restated By-Laws of CareFusion Corporation (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-8 filed on August 28, 2009, File No. 333-161611).
4.1	Stockholder's and Registration Rights Agreement, dated August 31, 2009, by and between Cardinal Health, Inc. and CareFusion Corporation (incorporated by reference to Exhibit 10.4 to Cardinal Health's Current Report on Form 8-K filed on September 4, 2009, File No. 1-11373).
4.2	Registration Rights Agreement, dated July 21, 2009, among CareFusion Corporation, Deutsche Bank Securities Inc., Goldman, Sachs & Co. and UBS Securities LLC (incorporated by reference to Exhibit 4.1 to Cardinal Health's Current Report on Form 8-K filed on July 22, 2009, File No. 1-11373).

Exhibit Number	Description of Exhibits
4.3	Indenture, dated July 21, 2009, between CareFusion Corporation and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.2 to Cardinal Health's Current Report on Form 8-K filed on July 22, 2009, File No. 1-11373).
4.4	Supplemental Indenture, dated July 21, 2009, between CareFusion Corporation and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.3 to Cardinal Health's Current Report on Form 8-K filed on July 22, 2009, File No. 1-11373).
10.1	Transition Services Agreement, dated August 31, 2009, by and between Cardinal Health, Inc. and CareFusion Corporation (incorporated by reference to Exhibit 10.2 to Cardinal Health's Current Report on Form 8-K filed on September 4, 2009, File No. 1-11373).
10.2	Tax Matters Agreement, dated August 31, 2009, by and between Cardinal Health, Inc. and CareFusion Corporation (incorporated by reference to Exhibit 10.3 to Cardinal Health's Current Report on Form 8-K filed on September 4, 2009, File No. 1-11373).
10.3	Employee Matters Agreement, dated August 31, 2009, by and between Cardinal Health, Inc. and CareFusion Corporation (incorporated by reference to Exhibit 10.1 to Cardinal Health's Current Report on Form 8-K filed on September 4, 2009, File No. 1-11373).
10.4	Form of Indemnification Agreement between CareFusion Corporation and individual directors (incorporated by reference to Exhibit 10.5 of Amendment No. 3 to the Company's Registration Statement on Form 10 filed on June 26, 2009, File No. 1-34273).
10.5	Form of Indemnification Agreement between CareFusion Corporation and individual officers (incorporated by reference to Exhibit 10.6 of Amendment No. 3 to the Company's Registration Statement on Form 10 filed on June 26, 2009, File No. 1-34273).
10.6	Retention Agreement, dated as of August 31, 2004, between ALARIS Medical Systems, Inc. and David L. Schlotterbeck (incorporated by reference to Exhibit 10.36 to Cardinal Health's Annual Report on Form 10-K for the fiscal year ended June 30, 2005, File No. 1-11373). #
10.7	First Amendment to the Retention Agreement between ALARIS Medical Systems, Inc. and David L. Schlotterbeck, dated and effective as of November 2, 2005 (incorporated by reference to Exhibit 10.06 to Cardinal Health's Current Report on Form 8-K filed on November 7, 2005, File No. 1-11373). #
10.8	Second Amendment to Retention Agreement between CareFusion 303, Inc (f/k/a ALARIS Medical Systems, Inc. or Cardinal Health 303, Inc.) and David L. Schlotterbeck, effective November 26, 2007 (incorporated by reference to Exhibit 10.8 to the Cardinal Health December 2007 10-Q). #
10.9	Employment Agreement, dated August 31, 2009, between CareFusion Corporation and David L. Schlotterbeck, including forms of Retention Award Agreements for Nonqualified Stock Options and Restricted Stock Units (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 2, 2009, File No. 1-34273). #
10.10	Form of Executive Officer Offer Letter (incorporated by reference to Exhibit 10.52 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009 filed on September 15, 2009, File No. 1-34273). #
10.11	Form of Director Offer Letter (incorporated by reference to Exhibit 10.53 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009 filed on September 15, 2009, File No. 1-34273). #
10.12	Three Year Credit Agreement, dated as of July 1, 2009, among CareFusion Corporation, the guarantors named therein, Bank of America, N.A., as administrative agent, swing line lender and L/C Issuer, JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc., as syndication agents, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to Cardinal Health's Current Report on Form 8-K dated July 6, 2009, File No. 1-34273).

Exhibit Number	Description of Exhibits
10.13	364-Day Credit Agreement, dated as of July 1, 2009, among CareFusion Corporation, the guarantors named therein, Bank of America, N.A., as administrative agent, swing line lender and L/C Issuer, JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc., as syndication agents, and the other lenders party thereto (incorporated by reference to Exhibit 10.2 to Cardinal Health's Current Report on Form 8-K dated July 6, 2009, File No. 1-34273).
10.14	Purchase Agreement, dated July 14, 2009, among CareFusion Corporation, Deutsche Bank Securities Inc., Goldman, Sachs & Co. and UBS Securities LLC (incorporated by reference to Exhibit 10.1 to Cardinal Health's Current Report on Form 8-K filed on July 22, 2009, File No. 1-11373).
10.15	CareFusion Corporation 2009 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed on August 28, 2009, File No. 333-161615). #
10.16	Form of Nonqualified Stock Option Agreement under the CareFusion Corporation 2009 Long-Term Incentive Plan for employees of the Company (incorporated by reference to Exhibit 10.59 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009 filed on September 15, 2009, File No. 1-34273). #
10.17	Form of Performance Stock Units Agreement under the CareFusion Corporation 2009 Long-Term Incentive Plan for employees of the Company (incorporated by reference to Exhibit 10.60 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009 filed on September 15, 2009, File No. 1-34273). #
10.18	Form of Restricted Stock Units Agreement under the CareFusion Corporation 2009 Long-Term Incentive Plan for employees of the Company (incorporated by reference to Exhibit 10.61 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009 filed on September 15, 2009, File No. 1-34273). #
10.19	Form of Restricted Stock Units Agreement for Directors under the CareFusion Corporation 2009 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.62 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009 filed on September 15, 2009, File No. 1-34273). #
10.20	Form of terms and conditions applicable to nonqualified stock options under the CareFusion Corporation 2009 Long-Term Incentive Plan for employees of the Company (adjusted in connection with the separation) (incorporated by reference to Exhibit 10.63 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009 filed on September 15, 2009, File No. 1-34273). #
10.21	Form of terms and conditions applicable to restricted share units under the CareFusion Corporation 2009 Long-Term Incentive Plan for employees of the Company (adjusted in connection with the separation) (incorporated by reference to Exhibit 10.64 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009 filed on September 15, 2009, File No. 1-34273). #
10.22	Form of terms and conditions applicable to restricted shares under the CareFusion Corporation 2009 Long-Term Incentive Plan for employees of the Company (adjusted in connection with the separation) (incorporated by reference to Exhibit 10.65 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009 filed on September 15, 2009, File No. 1-34273). #
10.23	Form of terms and conditions applicable to nonqualified stock options under the CareFusion Corporation 2009 Long-Term Incentive Plan for employees of Cardinal Health, Inc. (adjusted in connection with the separation) (incorporated by reference to Exhibit 10.66 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009 filed on September 15, 2009, File No. 1-34273). #
10.24	Form of terms and conditions applicable to restricted share units under the CareFusion Corporation 2009 Long-Term Incentive Plan for employees of Cardinal Health, Inc. (adjusted in connection with the separation) (incorporated by reference to Exhibit 10.67 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009 filed on September 15, 2009, File No. 1-34273). #

Exhibit Number	Description of Exhibits
10.25	Form of terms and conditions applicable to restricted shares under the CareFusion Corporation 2009 Long-Term Incentive Plan for employees of Cardinal Health, Inc. (adjusted in connection with the separation) (incorporated by reference to Exhibit 10.68 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009 filed on September 15, 2009, File No. 1-34273). #
10.26	Form of terms and conditions applicable to restricted share units under the CareFusion Corporation 2009 Long-Term Incentive Plan for directors of Cardinal Health, Inc. (adjusted in connection with the separation) (incorporated by reference to Exhibit 10.69 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009 filed on September 15, 2009, File No. 1-34273). #
10.27	Form of terms and conditions applicable to nonqualified stock options under the CareFusion Corporation 2009 Long-Term Incentive Plan for directors of Cardinal Health, Inc. (adjusted in connection with the separation) (incorporated by reference to Exhibit 10.70 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009 filed on September 15, 2009, File No. 1-34273). #
10.28	CareFusion Corporation Deferred Compensation Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed on August 28, 2009, File No. 333-161611). #
10.29	CareFusion Corporation Management Incentive Plan (incorporated by reference to Exhibit 10.72 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009 filed on September 15, 2009, File No. 1-34273). #
10.30	CareFusion Corporation Executive Change in Control Severance Plan (incorporated by reference to Exhibit 10.73 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009 filed on September 15, 2009, File No. 1-34273). #
10.31	Retention Agreement, dated October 15, 2009, between CareFusion Corporation and Dwight Winstead, including a Retention Award and Restricted Stock Units Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 19, 2009, File No. 1-34273). #
10.32	Separation Agreement dated June 22, 2010, between CareFusion Corporation and Carol Zilm. # *
12.1	Computation of Ratio of Earnings to Fixed Charges.*
21.1	Subsidiaries of CareFusion Corporation.*
23.1	Consent of Independent Registered Public Accounting Firm.*
24.1	Powers of Attorney (included on the signature page).*
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Certifications pursuant to 18 U.S.C. Section 1350.*
99.1	Amended Consent Decree for Condemnation and Permanent Injunction (incorporated by reference to Exhibit 99.2 of the Company's Registration Statement on Form 10 filed on March 31, 2009. File No. 1-34273).

* Filed herewith.

\# Indicates management contract or compensatory plan.

† The schedules and exhibits to the Separation Agreement have been omitted. A copy of any omitted schedule or exhibit will be furnished to the Securities and Exchange Commission supplementally upon request.

(c) Financial Statement Schedules

The following financial statement schedule is filed as part of this Annual Report on Form 10-K:

Schedule Number	Description
II	Valuation and Qualifying Accounts

CAREFUSION CORPORATION

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

(in millions)	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Fiscal Year 2010:					
Accounts Receivable	$20	$ 1	$ (1)	$ (7)	$13
Inventory Reserve	45	20	—	(10)	55
Net Investment in Sales-Type Leases	7	—	1	—	8
	$72	$21	$—	$(17)	$76
Fiscal Year 2009:					
Accounts Receivable	$20	$10	$ (2)	$ (8)	$20
Inventory Reserve	46	16	(1)	(16)	45
Net Investment in Sales-Type Leases	6	1	—	—	7
	$72	$27	$ (3)	$(24)	$72
Fiscal Year 2008:					
Accounts Receivable	$17	$ 7	$ 2	$ (6)	$20
Inventory Reserve	57	18	1	(30)	46
Net Investment in Sales-Type Leases	5	—	—	1	6
	$79	$25	$ 3	$(35)	$72

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on August 19, 2010.

CAREFUSION CORPORATION

By: /s/ David L. Schlotterbeck
David L. Schlotterbeck,
Chairman and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Edward J. Borkowski and Joan B. Stafslien, jointly and severally, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this report, and to file the same, with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David L. Schlotterbeck **David L. Schlotterbeck**	Chairman and Chief Executive Officer and Director (principal executive officer)	August 19, 2010
/s/ Edward J. Borkowski **Edward J. Borkowski**	Chief Financial Officer (principal financial officer)	August 19, 2010
/s/ Jean Maschal **Jean Maschal**	Senior Vice President, Controller and Chief Accounting Officer (principal accounting officer)	August 19, 2010
/s/ Philip L. Francis **Philip L. Francis**	Director	August 19, 2010
/s/ Robert F. Friel **Robert F. Friel**	Director	August 19, 2010
/s/ Jacqueline B. Kosecoff, Ph.D **Jacqueline B. Kosecoff, Ph.D**	Director	August 19, 2010
/s/ J. Michael Losh **J. Michael Losh**	Presiding Director	August 19, 2010
/s/ Gregory T. Lucier **Gregory T. Lucier**	Director	August 19, 2010
/s/ Edward D. Miller, M.D. **Edward D. Miller, M.D.**	Director	August 19, 2010
/s/ Michael D. O'Halleran **Michael D. O'Halleran**	Director	August 19, 2010
/s/ Robert P. Wayman **Robert P. Wayman**	Director	August 19, 2010

[THIS PAGE INTENTIONALLY LEFT BLANK]

Corporate and investor information

Company headquarters

CareFusion Corporation
3750 Torrey View Court
San Diego, CA 92130
858.617.2000
carefusion.com

Common stock

CareFusion common stock is listed on the New York Stock Exchange under the ticker symbol "CFN," and is a component of the Standard & Poor's 500 Index. As of September 7, 2010, CareFusion had approximately 13,662 stockholders of record.

Independent registered public accounting firm

Ernst & Young LLP

Financial information

Comprehensive financial and other information about CareFusion can be obtained by visiting the Investor Relations page at carefusion.com.

Available information includes historical stock information, research analyst coverage, financial statements, recent company presentations, SEC filings, corporate governance guidelines and board committee charters. This information—including the CareFusion Annual Report, Forms 10-K, 10-Q, 8-K and other published corporate literature—is also available without charge upon written request to the Investor Relations department at the company headquarters, or by calling Investor Relations at 858.617.4621.

CareFusion uses its website as a channel of distribution for material company information. Important information, including news releases, analyst presentations and financial information regarding CareFusion is routinely posted on and accessible on the Investor Relations page at carefusion.com. In addition, the CareFusion website allows investors and other interested persons to sign up to automatically receive email alerts when the company posts news releases, SEC filings and certain other information on its website.

For other investor inquiries, call 858.617.4621 or email ir@carefusion.com.

Transfer agent and registrar

Stockholders with inquiries regarding address corrections or changes in registered ownership should contact the CareFusion stock transfer agent:

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
866.290.4390
computershare.com

Annual Meeting

The annual meeting of CareFusion stockholders will be held on Wednesday, November 3, 2010, at 8:15 a.m. (Eastern Daylight Time) in the Metropolitan Suite at the Four Seasons Hotel New York, 57 East 57th Street, New York, NY 10022.

Officer Certifications

CareFusion has filed as exhibits to its Annual Report on Form 10-K for the fiscal year ended June 30, 2010, the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act. The Company has also submitted the required annual Chief Executive Officer certification to the New York Stock Exchange.

Important notice regarding forward-looking statements

This annual report contains forward-looking statements addressing expectations, prospects, estimates and other matters that are dependent upon future events or developments. The matters discussed in these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. The most significant of these uncertainties are described in CareFusion's Form 10-K, Form 10-Q and Form 8-K reports (including all amendments to those reports) and exhibits to those reports, and include (but are not limited to) the following: we may be unable to effectively enhance our existing products or introduce and market new products or may fail to keep pace with advances in technology; we are subject to complex and costly regulation; cost containment efforts of our customers, purchasing groups, third-party payers and governmental organizations could adversely affect our sales and profitability; current economic conditions have and may continue to adversely affect our results of operations and financial condition; we may be unable to realize any benefit from our cost reduction and restructuring efforts and our profitability may be hurt or our business otherwise might be adversely affected; we may be unable to protect our intellectual property rights or may infringe on the intellectual property rights of others; defects or failures associated with our products and/or our quality system could lead to the filing of adverse event reports, recalls or safety alerts and negative publicity and could subject us to regulatory actions; and we are currently operating under an amended consent decree with the FDA and our failure to comply with the requirements of the amended consent decree may have an adverse effect on our business. Except to the limited extent required by applicable law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

† Adjusted income from continuing operations and adjusted diluted earnings per share from continuing operations are non-GAAP financial measures. See page 16 for reconciliations to GAAP.

1 Centers for Disease Control and Prevention. Public health focus: surveillance prevention and control of nosocomial infections. Morbidity and Mortality Weekly Report, 1992:41:783-787.

2 Centers for Disease Control and Prevention. The Direct Medical Cost of HAIs in U.S. Hospitals and the Benefits of Prevention, March 2009.

3 Institute of Medicine, 2006.

4 Expert Group on Safe Medication Practices (P-SP-PH/SAFE), Council of Europe, 2006.

5 Klevens, et. al. Estimating Health Care-Associated Infections and Deaths in U.S. Hospitals, 2002. Public Health Reports, March-April 2007: 122:160-166.

6 Institute of Medicine, 2006.

7 Barker KN, Flynn EA, Pepper GA, Bates DW, Mikeal RL. Medication Errors Observed in 36 U.S. Health Care Facilities. Arch Intern Med. 2002;162:1897-1903.

8 Centers for Disease Control and Prevention. Estimates on Healthcare-Associated infections. Available at: http://www.cdc.gov/ncidod/dhqp/hai.html; Accessed September 2010.

9 Darouiche R. Will skin-prep practice change following new study results? OR Manager. Vol 26, No 4. April 2010.

10 M. Krouse, MJ Mcelroy, OhioHealth, Modern Healthcare, 2010.

11 CareFusion case study.

12 Royer T. Maintaining a zero central line associated bloodstream infection rate for 17 months across a large and diverse adult population. In program for Association for Professional in Infection Control annual meeting 2010; July 12-14; New Orleans.

13 Thomson Reuters, 2010.

14 "Why Total Perioperative Automation is Essential for 21st Century Health Care Systems." Christopher Grover, Grover Group, 2006.

15 Bates DW, Spell N, Cullen DJ, Burdick E, et al. The costs of adverse drug events in hospitalized patients. Journal of the American Medical Association, 277(4):307.311.

16 R. Douglas Scott. The Direct Medical Costs of Healthcare-Associated Infections in US Hospitals and the Benefits of Prevention, Centers for Disease Control and Prevention, March 2009.

17 CareFusion case study.

18 Frost & Sullivan white paper: Driving Operational Improvement in Hospitals through and Advanced Instrument Management System, HZTL 2-5.

19 CareFusion case study.

20 CareFusion case study.

21 CareFusion case study.

CareFusion
San Diego, CA

carefusion.com



CareFusion


CareFusion


Received SEC
SEP 17 2010
Washington, DC 20549

Definitive Copies of CareFusion Proxy Materials

<u>Including</u>:

Notice of Internet Availability of Proxy Materials
Definitive Proxy Statement
Form of Proxy Card
Annual Report to Stockholders for the fiscal year ended June 30, 2010



1

***** Exercise Your *Right* to Vote *****
Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on November 3, 2010.

CAREFUSION CORPORATION



CAREFUSION CORPORATION
3750 TORREY VIEW COURT
SAN DIEGO, CA 92130

Meeting Information

Meeting Type: Annual Meeting
For holders as of: September 7, 2010
Date: November 3, 2010 **Time:** 8:15 AM EDT
Location: Four Seasons Hotel New York
Metropolitan Suite
57 East 57th Street
New York, New York 10022

You are receiving this communication because you hold shares in the above named company.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

M27385-Z54033

— Before You Vote —

How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

NOTICE AND PROXY STATEMENT   ANNUAL REPORT

How to View Online:

Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) and visit: *www.proxyvote.com.*

How to Request and Receive a PAPER or E-MAIL Copy:

If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

1) *BY INTERNET*: www.proxyvote.com
2) *BY TELEPHONE*: 1-800-579-1639
3) *BY E-MAIL**: sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor.

Please make the request as instructed above on or before October 20, 2010 to facilitate timely delivery.

— How To Vote —

Please Choose One of the Following Voting Methods

Vote In Person: Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote By Internet: To vote now by Internet, go to *www.proxyvote.com.* Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

Voting Items

The Board of Directors recommends a vote FOR proposals 1, 2, 3 and 4

1. Election of Directors
   a. David L. Schlotterbeck
   b. J. Michael Losh
   c. Edward D. Miller, M.D.
2. Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2011.
3. Approval of the CareFusion Corporation 2009 Long-Term Incentive Plan.
4. Approval of the CareFusion Corporation Management Incentive Plan.

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

M27387-Z54033

M27388-Z54033

2



September 24, 2010

Dear Stockholders:

We cordially invite you to attend the CareFusion Corporation 2010 Annual Meeting of Stockholders. The meeting will be held on Wednesday, November 3, 2010, at 8:15 a.m. (Eastern Daylight Time) in the Metropolitan Suite at the Four Seasons Hotel New York, 57 East 57th Street, New York, New York 10022.

We are pleased to be utilizing the United States Securities and Exchange Commission rules allowing companies to furnish proxy materials to their stockholders over the Internet. We believe that this will allow us to promptly provide proxy materials to stockholders, while lowering the costs of distribution and reducing the environmental impact of our Annual Meeting.

In accordance with these rules, we are sending stockholders of record at the close of business on September 7, 2010, a Notice of Internet Availability of Proxy Materials on or about September 24, 2010. The Notice of Internet Availability of Proxy Materials contains instructions on how to access our Proxy Statement and Annual Report. The Notice also provides instructions on how to vote by Internet or telephone and includes instructions on how to receive a paper copy of the proxy materials by mail. If you received our Annual Meeting materials by mail, the Notice of Annual Meeting of Stockholders, Proxy Statement, Annual Report and proxy card were enclosed.

The Notice of Annual Meeting of Stockholders and Proxy Statement describing the business to be conducted at the meeting accompany this letter.

Your vote is important and you are encouraged to vote promptly. Whether you own a few shares or many, it is important that your shares are represented. If you cannot attend the Annual Meeting in person, it is important that your shares are represented and voted at the meeting by either voting by Internet, telephone, or mail. If you received a paper copy of the proxy card by mail, you may sign, date and return the proxy card in the enclosed envelope. If you hold your shares through an account with a broker, bank, or other financial institution, please follow the instructions you receive from them to vote your shares. If you attend the Annual Meeting, you may revoke your proxy and vote in person.

Very truly yours,

David L. Schlotterbeck
Chairman and Chief Executive Officer



NOTICE OF 2010 ANNUAL MEETING OF STOCKHOLDERS
To Be Held on November 3, 2010

The 2010 Annual Meeting of Stockholders of CareFusion Corporation will be held on Wednesday, November 3, 2010 at 8:15 a.m., Eastern Daylight Time, in the Metropolitan Suite at the Four Seasons Hotel New York, 57 East 57th Street, New York, New York 10022, for the following purposes:

1. To elect the three Class I directors named in the attached Proxy Statement to hold office for a term of three years.
2. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2011.
3. To approve the CareFusion Corporation 2009 Long-Term Incentive Plan.
4. To approve the CareFusion Corporation Management Incentive Plan.
5. To consider such other business as may properly come before the meeting and any adjournments or postponements thereof.

Our Board of Directors recommends a vote **"FOR"** proposals 1 through 4.

You are entitled to vote only if you were a CareFusion Corporation stockholder as of the close of business on September 7, 2010. This means that owners of common stock as of that date are entitled to vote at the Annual Meeting and any adjournments or postponements of the meeting. For ten days prior to the meeting, a complete list of stockholders entitled to vote at the meeting will be available for examination by any stockholder, for any purpose relating to the meeting, during ordinary business hours at our principal offices located at 3750 Torrey View Court, San Diego, CA 92130.

Your vote is important. We encourage you to read the Proxy Statement and to submit a proxy so that your shares will be represented and voted even if you do not attend the Annual Meeting. You may submit your proxy by Internet, telephone or mail. If you received a paper copy of the proxy card by mail, you may sign, date and return the proxy card in the enclosed envelope. If you attend the Annual Meeting, you may revoke your proxy and vote in person.

By order of the Board of Directors,

Joan Stafslien
Executive Vice President, Chief Compliance Officer,
General Counsel and Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON NOVEMBER 3, 2010

The CareFusion Corporation Proxy Statement and Annual Report for the fiscal year ended June 30, 2010 are available electronically at *https://materials.proxyvote.com/14170T*

TABLE OF CONTENTS



CAREFUSION CORPORATION
3750 Torrey View Court, San Diego, California 92130
Telephone: (858) 617-2000

PROXY STATEMENT FOR THE ANNUAL MEETING OF STOCKHOLDERS
November 3, 2010
8:15 a.m. (Eastern Daylight Time)

GENERAL INFORMATION

Why am I receiving these materials?

We have made these proxy materials available to you in connection with the solicitation by the Board of Directors (the "Board") of CareFusion Corporation (the "Company" or "CareFusion") of proxies to be voted at the CareFusion Corporation 2010 Annual Meeting of Stockholders to be held on November 3, 2010 (the "Annual Meeting"), and at any postponements or adjournments of the Annual Meeting. The Annual Meeting is CareFusion's first annual meeting of stockholders as a publicly-traded company. Until August 31, 2009, we were a subsidiary of Cardinal Health, Inc. ("Cardinal Health"). As discussed below under the heading "Board of Directors Information—Overview," we completed the spinoff (the "spinoff") from Cardinal Health on August 31, 2009, and our common stock commenced trading on the New York Stock Exchange (the "NYSE") on September 1, 2009. If you held shares of our common stock on September 7, 2010 (the "Record Date"), you are invited to attend the Annual Meeting and vote on the proposals described below under the heading "What am I voting on?"

Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

In accordance with the rules adopted by the United States Securities and Exchange Commission (the "SEC"), we may elect to provide proxy materials, including this Proxy Statement and our Annual Report to Stockholders (the "Annual Report"), to our stockholders via the Internet instead of mailing printed copies. The majority of stockholders will not receive printed copies of the proxy materials unless they request them. Instead, we elected to mail the Notice of Internet Availability of Proxy Materials (the "Notice") to most of our stockholders instructing them how to access and review all of the proxy materials on the Internet. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or your proxy card and to download printable versions of the proxy materials or to request and receive a printed set of the proxy materials from us. We believe that this will allow us to expeditiously provide proxy materials to stockholders, while lowering the costs of distribution and reducing the environmental impact of our Annual Meeting.

What am I voting on?

There are four proposals scheduled to be voted on at the Annual Meeting:

- Election of the three Class I directors named in this Proxy Statement to hold office for a term of three years.
- Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2011.
- Approval of the CareFusion Corporation 2009 Long-Term Incentive Plan.
- Approval of the CareFusion Corporation Management Incentive Plan.

Prior to the spinoff, Cardinal Health, as our sole stockholder, approved the 2009 Long-Term Incentive Plan and the Management Incentive Plan. The proposals related to the 2009 Long-Term Incentive Plan and the Management Incentive Plan are intended to obtain approval from our stockholders for purposes of Section 162(m) under the Internal Revenue Code of 1986, as amended. For more information regarding these proposals, see below under the headings "Proposal 3—Approval of the 2009 Long-Term Incentive Plan" and "Proposal 4—Approval of the Management Incentive Plan."

How does the Board recommend that I vote?

Our Board recommends that you vote your shares:

- "FOR" the election of each of the Class I directors named in this Proxy Statement to hold office for a term of three years.
- "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2011.
- "FOR" the approval of the CareFusion Corporation 2009 Long-Term Incentive Plan.
- "FOR" the approval of the CareFusion Corporation Management Incentive Plan.

Who is entitled to vote at the Annual Meeting?

If you were a holder of CareFusion common stock, either as a stockholder of record or as the beneficial owner of shares held in street name as of the close of business on September 7, 2010, the Record Date for the Annual Meeting, you may vote your shares at the Annual Meeting. As of the Record Date, there were 222,304,676 shares of our common stock outstanding. Each stockholder has one vote for each share of common stock held as of the Record Date. As summarized below, there are some distinctions between shares held of record and those owned beneficially in street name.

What does it mean to be a "stockholder of record"?

You are a "stockholder of record" if your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A. As a stockholder of record, you have the right to grant your voting proxy directly to CareFusion or to vote in person at the Annual Meeting. If you requested to receive printed proxy materials, we have enclosed or sent a proxy card for you to use. You may also vote by Internet or telephone, as described in the Notice and below under the heading "How do I vote my shares of CareFusion common stock?"

What does it mean to beneficially own shares in "street name"?

You are deemed to beneficially own your shares in "street name" if your shares are held in an account at a brokerage firm, bank, broker-dealer, trust, or other similar organization. If this is the case, the Notice was forwarded to you by that organization. As the beneficial owner, you have the right to direct your broker, bank, trustee, or nominee how to vote your shares, and you are also invited to attend the Annual Meeting. If you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposals on which your broker does not have discretionary authority to vote (a "broker non-vote"). Under current NYSE rules, your broker will not be permitted to vote on your behalf on the election of directors, the approval of the 2009 Long-Term Incentive Plan or the approval of the Management Incentive Plan.

Since a beneficial owner is not the stockholder of record, you may not vote your shares in person at the Annual Meeting unless you obtain a "legal proxy" from the broker, bank, trustee, or nominee that holds your shares giving you the right to vote the shares at the meeting. If you do not wish to vote in person or you will not be attending the Annual Meeting, you may vote by proxy. You may vote by proxy by Internet or telephone, as described in the Notice and below under the heading "How do I vote my shares of CareFusion common stock?"

How many shares must be present or represented to conduct business at the Annual Meeting?

The quorum requirement for holding the Annual Meeting and transacting business is that holders of a majority of the voting power of the issued and outstanding common stock of CareFusion entitled to vote generally in the election of directors must be present in person or represented by proxy. Abstentions and shares represented by "broker non-votes" are counted for the purpose of determining the presence of a quorum. As of the Record Date, there were 222,304,676 shares of our common stock outstanding, and each share is entitled to one vote at the Annual Meeting.

What is the voting requirement to approve each of the proposals?

In the election of directors, directors are elected by a plurality of the votes, which means that the three director nominees receiving the highest number of "FOR" votes will be elected. Approval of the 2009 Long-Term Incentive Plan, approval of the Management Incentive Plan and the ratification of the appointment of Ernst & Young LLP requires the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on such proposal.

How are votes counted?

You may vote "FOR" or "AGAINST" the election of each of the Class I directors, or you may "ABSTAIN" from voting for one or more director nominees. You may vote "FOR," "AGAINST" or "ABSTAIN" on each of the other proposals. With respect to the election of directors, neither a vote to "ABSTAIN" nor a broker non-vote will count as a vote cast "FOR" or "AGAINST" a director nominee, and will have no direct effect on the outcome of the election of directors.

With respect to the proposals to approve the 2009 Long-Term Incentive Plan and the Management Incentive Plan, and the proposal to ratify the appointment of Ernst & Young LLP, abstentions will be treated as a vote cast and will have the same effect as a vote "AGAINST" the proposals. Additionally, in the case of the proposals to approve the 2009 Long-Term Incentive Plan and the Management Incentive Plan, broker non-votes will not count as a vote cast "FOR" or "AGAINST" the proposals, and will have no direct effect on the outcome of the proposals.

How do I vote my shares of CareFusion common stock?

If you are a stockholder of record, you can vote in the following ways:

- *By Internet:* by following the Internet voting instructions included in the Notice or by following the instructions on the proxy card if you received a paper copy of the proxy materials at any time up until 11:59 p.m., Eastern Daylight Time, on November 2, 2010.
- *By Telephone:* by following the telephone voting instructions included in the proxy card at any time up until 11:59 p.m., Eastern Daylight Time, on November 2, 2010.
- *By Mail*: if you have received or requested a printed copy of the proxy materials from us by mail, you may vote by mail by marking, dating and signing your proxy card in accordance with the instructions on it and returning it by mail in the pre-addressed reply envelope provided with the proxy materials. The proxy card must be received prior to the Annual Meeting.

If your shares are held through a benefit or compensation plan or in street name, your plan trustee or your bank, broker or other nominee should give you instructions for voting your shares. In these cases, you may vote by Internet, telephone or mail by submitting a voting instruction form.

If you satisfy the admission requirements to the Annual Meeting, as described below under the heading "How do I attend the Annual Meeting?", you may vote your shares in person at the meeting. Even if you plan to attend the Annual Meeting, we encourage you to vote in advance by Internet, telephone or mail so that your vote will be counted in the event you later decide not to attend the Annual Meeting. Shares held through a benefit or compensation plan cannot be voted in person at the Annual Meeting.

Who will count votes at the Annual Meeting?

Representatives of Morrow & Co., LLC, our proxy advisory and solicitation firm, will attend the Annual Meeting and act as the inspector of election.

How do I attend the Annual Meeting?

To attend the Annual Meeting in person, you will need an admission card or proof of ownership of CareFusion common stock as of the Record Date. We encourage all stockholders planning to attend the Annual Meeting to request an admission card and register to attend by contacting the CareFusion Investor Relations Department, as set forth below. Admission to the Annual Meeting is limited to CareFusion stockholders, a member of their immediate family or their named representatives. We reserve the right to limit the number of immediate family members or representatives who may attend the meeting. In addition to an admission card or proof of ownership as of the Record Date, stockholders of record, immediate family member guests, and representatives will be required to present government-issued photo identification (*e.g.*, driver's license or passport) to gain admission to the Annual Meeting.

To request an admission card and register to attend the Annual Meeting, please contact the CareFusion Investor Relations Department by e-mail at ir@carefusion.com or by phone at (858) 617-4621. In addition, you can submit your request by fax at (858) 617-2311 or by mail at 3750 Torrey View Court, San Diego, CA 92130.

Please include the following information in your request:

- your name and complete mailing address;
- whether you require special assistance at the meeting;
- the name of your immediate family member guest, if one will accompany you;
- if you will be naming a representative to attend the meeting on your behalf, the name, complete mailing address and telephone number of that individual; and
- proof that you own CareFusion stock as of the Record Date (such as a letter from your bank, broker, or other financial institution or a photocopy of a current brokerage or other account statement).

Please be advised that no cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the Annual Meeting.

What does it mean if I receive more than one Notice of Internet Availability of Proxy Materials or set of proxy materials?

It generally means you hold shares registered in multiple accounts. To ensure that all your shares are voted, please submit proxies or voting instructions for all of your shares.

May I change my vote or revoke my proxy?

Yes. If you are a stockholder of record, you may change your vote or revoke your proxy by:

- filing a written statement to that effect with our Corporate Secretary, at or before the taking of the vote at the Annual Meeting;
- voting again via the Internet or telephone at a later time before the closing of those voting facilities at 11:59 p.m. (Eastern Daylight Time) on November 2, 2010;

- submitting a properly signed proxy card with a later date that is received at or prior to the Annual Meeting; or
- attending the Annual Meeting, revoking your proxy and voting in person.

The written statement or subsequent proxy should be delivered to CareFusion Corporation, 3750 Torrey View Court, San Diego, CA 92130, Attention: Corporate Secretary, or hand delivered to the Corporate Secretary, before the taking of the vote at the Annual Meeting. If you are a beneficial owner and hold shares through a broker, bank or other nominee, you may submit new voting instructions by contacting your broker, bank or other nominee. You may also change your vote or revoke your voting instructions in person at the Annual Meeting if you obtain a signed proxy from the record holder (broker, bank or other nominee) giving you the right to vote the shares.

Could other matters be decided at the Annual Meeting?

We are currently unaware of any matters to be raised at the Annual Meeting other than those referred to in this Proxy Statement. If other matters are properly presented at the Annual Meeting for consideration and you are a stockholder of record and have submitted your proxy, the persons named in your proxy will have the discretion to vote on those matters for you.

Who will pay for the cost of soliciting proxies?

We will pay the cost of soliciting proxies, including the cost of preparing and mailing the Notice and the proxy materials. Proxies may be solicited on our behalf by directors, officers or employees (for no additional compensation) in person or by telephone, electronic transmission and facsimile transmission. We have hired Morrow & Co., LLC, at an estimated cost of $12,500, plus reimbursement of reasonable expenses, to assist in the solicitation of proxies from brokers, nominees, institutions and individuals. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding a Notice or printed proxy materials, as applicable, to beneficial owners of shares held of record by such custodians, nominees and fiduciaries, and we will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

BOARD OF DIRECTORS INFORMATION

Overview

We were incorporated in Delaware on January 14, 2009 for the purpose of holding Cardinal Health's clinical and medical products businesses in anticipation of spinning off from Cardinal Health. We completed the spinoff from Cardinal Health on August 31, 2009, and our common stock commenced trading publicly on the NYSE on September 1, 2009. In connection with the spinoff, Cardinal Health contributed the majority of the businesses comprising its clinical and medical products segment to us, and distributed approximately 81% of our outstanding common stock, or approximately 179.8 million shares, to its shareholders, based on a distribution ratio of 0.5 shares of our common stock for each common share of Cardinal Health held on the record date of August 25, 2009. Cardinal Health retained approximately 19% of our outstanding common stock, or approximately 41.4 million shares, in connection with the spinoff. As a condition to the spinoff, Cardinal Health is required to dispose of our common stock within five years of the distribution date.

David L. Schlotterbeck, Philip L. Francis, J. Michael Losh and Michael D. O'Halleran each joined our Board on August 19, 2009, in preparation for the spinoff. Messrs. Francis, Losh and O'Halleran were previously members of the Cardinal Health board of directors, and each resigned as a member of the Cardinal Health board of directors on August 31, 2009, in connection with the spinoff. Mr. Schlotterbeck was the Chief Executive Officer of Cardinal Health's Clinical and Medical Products business and, in connection with the spinoff, resigned from Cardinal Health to become our Chairman and Chief Executive Officer. In addition, Robert F. Friel, Jacqueline B. Kosecoff, Ph.D., Gregory T. Lucier, Edward D. Miller, M.D., and Robert P. Wayman each joined our Board on August 31, 2009, in connection with the spinoff.

Nominees for Election as Directors

Our Board currently consists of nine members and is divided into three classes, each comprised of three directors. The directors in each class serve three-year terms and in each case until their respective successors are duly elected and qualified. On August 4, 2010, the Board, upon recommendation of the Nominating and Governance Committee of the Board (the "Nominating and Governance Committee"), unanimously nominated Messrs. Schlotterbeck and Losh and Dr. Miller, the three current Class I directors whose terms expire at the Annual Meeting, for re-election as directors.

Directors are elected by a plurality of the votes cast at the Annual Meeting, which means that the three director nominees receiving the highest number of "FOR" votes will be elected as Class I directors. All of the nominees have indicated their willingness to serve if elected, but if any should be unable or unwilling to stand for election, the shares represented by proxies may be voted for a substitute as CareFusion may designate, unless a contrary instruction is indicated in the proxy.

The following sets forth information, as of September 7, 2010, regarding members of our Board, including the director nominees for election at the Annual Meeting, related to his or her business experience and service on other boards of directors. In addition, we discuss below the qualifications, attributes and skills that led our Board to the conclusion that each of our directors should serve as a director. While we do not have a stand-alone diversity policy, in considering whether to recommend any director nominee, including candidates recommended by stockholders, we believe that the backgrounds and qualifications of the directors, considered as a group, should provide a significant mix of experience, knowledge and abilities that will allow our Board to fulfill its responsibilities. As set forth in our Corporate Governance Guidelines, these criteria generally include, among other things, an individual's business experience and skills (including skills in core areas such as operations, management, technology, accounting and finance, strategic planning and international markets), as well as independence, judgment, knowledge of our business and industry, professional reputation, leadership, integrity and ability to represent the best interests of the Company's stockholders. In addition, the Nominating and Corporate Governance Committee will also consider the ability to commit sufficient time and attention to the activities of the Board, as well as the absence of any potential conflicts with the Company's interests. The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. Our Board will be responsible for selecting candidates for election as directors based on the recommendation of the Nominating and Governance Committee.

We believe that our current Board includes individuals with a strong background in executive leadership and management, accounting and finance, and Company and industry knowledge. In addition, each of our directors has a strong professional reputation and has shown a dedication to his or her profession and community. We also believe that our directors' diversity of backgrounds and experiences, which include medicine, academia, business and finance, results in different perspectives, ideas, and viewpoints, which make our Board more effective in carrying out its duties. We believe that our directors hold themselves to the highest standards of integrity and that they are committed to representing the long-term interests of our stockholders.

Nominees for Election as Class I Directors
(Term Expires 2013)

DAVID L. SCHLOTTERBECK
Chairman of the Board

Chief Executive Officer
CareFusion Corporation
(age 63)

Mr. Schlotterbeck is our Chief Executive Officer and also serves as the Chairman of our Board of Directors. Prior to the spinoff, he served as Vice Chairman of Cardinal Health, a diversified healthcare service company, since January 2008 and Chief Executive Officer of Cardinal Health's Clinical and Medical Products business since August 2006. He served as Chairman and Chief Executive Officer—Clinical Technologies and Services of Cardinal Health from September 2004 to August 2006. He was President of ALARIS Medical Systems, Inc., a medical device company specializing in intravenous medication technology, from July 2004, when it was acquired by Cardinal Health, until August 2004. He was President, Chief Executive Officer and a director of Alaris from April 1999 to June 2004. He is a director of Juniper Networks, Inc. During the prior five years, Mr. Schlotterbeck also served on the boards of Virtual Radiologic Corporation and STAAR Surgical Company.

Qualifications: We believe Mr. Schlotterbeck's qualifications to serve on our Board of Directors include his extensive business, operational, and management experience in the healthcare and medical device industry, including his current position as our Chairman and Chief Executive Officer. His long history with the Company and its predecessors, knowledge of our business and products, as well as his appreciation of our values and culture make Mr. Schlotterbeck a valuable member of our Board.

J. MICHAEL LOSH
Presiding Director

Former Chief Financial Officer
Cardinal Health, Inc. and
General Motors Corporation
(age 64)

Mr. Losh serves as the Presiding Director of our Board of Directors. He most recently served as interim chief financial officer of Cardinal Health from July 2004 to May 2005. Previously, he was the chief financial officer of General Motors Corporation, an automobile manufacturer, from 1994 to 2000. He is a director of AMB Property Corporation, Aon Corporation, H.B. Fuller Company, Masco Corporation, and TRW Automotive Holdings Corporation. During the prior five years, Mr. Losh also served on the boards of Cardinal Health and Metaldyne Corporation.

Qualifications: We believe Mr. Losh's qualifications to serve on our Board of Directors include his business, leadership and financial experience, including his prior position as chief financial officer of General Motors Corporation. Mr. Losh also brings significant Company and industry knowledge to our Board, due to his long history with Cardinal Health. In addition, his current and prior positions on other public company boards and extensive experience serving on other public company boards' audit committees, including on the audit committee of Cardinal Health prior to the spinoff, permit him to contribute valuable financial and accounting skills to our Board.

EDWARD D. MILLER, M.D.
Director

Chief Executive Officer
Johns Hopkins Medicine
(age 67)

Dr. Miller has served as chief executive officer of Johns Hopkins Medicine, which encompasses The Johns Hopkins University School of Medicine and The Johns Hopkins Health System and Hospital, and as dean of the medical faculty of The Johns Hopkins University School of Medicine since January 1997. Prior to becoming dean, Dr. Miller was a professor of anesthesiology and critical care medicine at Johns Hopkins. Prior to joining Johns Hopkins, Dr. Miller held positions as a professor, researcher and clinician at various hospitals and academic institutions. He is a director of PNC Mutual Funds, Inc. and PNC Alternative Strategies Fund LLC.

Qualifications: We believe Dr. Miller's qualifications to serve on our Board of Directors include his experience in the medical field and his current role as chief executive officer of Johns Hopkins Medicine. His experience as a physician and clinician, and his awareness of the complexities that health care providers face, make Dr. Miller's input and perspective valuable to our Board.

Class II Directors Continuing in Office
(Term Expires 2011)

ROBERT P. WAYMAN
Director

Former Chief Financial Officer
Hewlett-Packard Company
(age 65)

Mr. Wayman served as chief financial officer of the Hewlett-Packard Company ("HP"), a computer and electronics company, from 1984 until his retirement in December 2006. He also served as HP's executive vice president, finance and administration from 1992 until his retirement after 37 years with the company. He served as interim chief executive officer of HP from February 2005 through March 2005. He is a director of Sybase, Inc. and Affymetrix, Inc. During the prior five years, Mr. Wayman also served on the boards of HP and Con-way, Inc. (formerly CNF, Inc.).

Qualifications: We believe Mr. Wayman's qualifications to serve on our Board of Directors include his operational, financial and accounting experience, including his prior position as chief financial officer of HP. In addition, Mr. Wayman has served and currently serves on other public company boards and has extensive audit committee experience.

MICHAEL D. O'HALLERAN
Director

Senior Executive Vice President
Aon Corporation
(age 60)

Mr. O'Halleran has served as senior executive vice president of Aon Corporation, a provider of risk management, insurance and consulting services, since September 2004. From 1999 to 2004, Mr. O'Halleran served as president and chief operating officer of Aon Corporation. Mr. O'Halleran joined Aon in 1987 to lead its reinsurance division. Since that time, he has served in several significant management positions within the Aon group of companies including, since August 2007, as the executive chairman of Aon Benfield, the division of Aon Corporation that provides reinsurance and brokerage services. During the prior five years, Mr. O'Halleran also served on the boards of Cardinal Health and Aon Corporation.

Qualifications: We believe Mr. O'Halleran's qualifications to serve on our Board of Directors include his extensive knowledge of our business and industry due to his prior service on the board of directors of Cardinal Health. In addition, his many years of executive leadership experience at Aon Corporation and Aon Benfield, including his international business experience, make Mr. O'Halleran a valuable member of our Board.

JACQUELINE B. KOSECOFF, PH.D.
Director

Chief Executive Officer
Prescription Solutions,
a UnitedHealth Group Company
(age 61)

Dr. Kosecoff has served as chief executive officer of Prescription Solutions, a UnitedHealth Group company providing pharmacy benefit management services, since October 2007. She served as chief executive officer of Ovations, a UnitedHealth Group company providing health and well-being services for people ages 50+, from December 2005 to October 2007. From July 2002 to December 2005, she served as executive vice president, Specialty Companies of PacifiCare Health Systems, Inc., a consumer health organization. She is a director of Sealed Air Corporation and Steris Corporation.

Qualifications: We believe Dr. Kosecoff's qualifications to serve on our Board of Directors include her extensive knowledge of the healthcare industry and her executive leadership experience, including experience as chief executive officer of Prescription Solutions. In addition, her service on other public company boards permits her to make valuable contributions to our Board.

Class III Directors Continuing in Office (Term Expires 2012)

PHILIP L. FRANCIS
Director

Executive Chairman
PetSmart, Inc.
(age 63)

Mr. Francis has served as executive chairman of PetSmart, Inc., a specialty pet retailer, since June 2009. He previously served as chairman and chief executive officer of PetSmart from 1999 until his appointment as executive chairman. He is a director of SUPERVALU INC. During the prior five years, Mr. Francis also served on the board of Cardinal Health.

Qualifications: We believe Mr. Francis' qualifications to serve on our Board of Directors include his many years of business, operational and executive management experience, including his prior service as chairman and chief executive officer of PetSmart. Mr. Francis also brings significant Company and industry knowledge to our Board, due to his prior service on the board of directors of Cardinal Health. In addition, his current and prior service on other public company boards permit him to contribute valuable strategic management insight to our Board.

ROBERT F. FRIEL
Director

Chairman and Chief Executive Officer PerkinElmer, Inc. (age 54)

Mr. Friel has served as president and chief executive officer of PerkinElmer, Inc., a global leader focused on improving the health and safety of people and the environment, since February 2008. He has also served as a director of PerkinElmer since January 2006, serving as vice chairman until he was appointed as chairman in April 2009. He joined PerkinElmer in 1999, serving as senior vice president and chief financial officer from February 1999 to October 2004, as executive vice president and chief financial officer from October 2004 to January 2006, as president of the Life and Analytical Sciences unit from January 2006 through August 2007 and as president and chief operating officer from August 2007 through February 2008. During the prior five years, Mr. Friel also served on the boards of Fairchild Semiconductor International, Inc. and Millennium Pharmaceuticals, Inc.

Qualifications: We believe Mr. Friel's qualifications to serve on our Board of Directors include his executive and financial leadership experience in the healthcare industry, including his current position as president and chief executive officer of PerkinElmer. Additionally, his prior service on other public company boards permits him to make valuable contributions to our Board.

GREGORY T. LUCIER
Director

Chairman and Chief Executive Officer Life Technologies Corporation (age 46)

Mr. Lucier has served as chairman and chief executive officer of Life Technologies Corporation, a biotechnology tools company, since November 2008 when Invitrogen Corporation and Applied Biosystems merged to form Life Technologies. Previously, he served as chairman and chief executive officer of Invitrogen Corporation from April 2004 to November 2008 and as chief executive officer and as a director of Invitrogen Corporation from May 2003 to April 2004.

Qualifications: We believe Mr. Lucier's qualifications to serve on our Board of Directors include his management and operational experience in the healthcare industry, including his current position as chairman and chief executive officer of Life Technologies Corporation. His leadership and business experience make his input valuable to our Board.

Board of Directors and Committees of the Board

The Board has established three standing committees: an Audit Committee, a Nominating and Governance Committee and a Human Resources and Compensation Committee. Each committee acts pursuant to a written charter, each of which has been posted in the "Investor Relations" section of our website accessible at *www.carefusion.com*, by clicking the "Corporate Governance" link. Each committee reviews its charter on an annual basis. In addition to the three standing committees, the Board may approve from time to time the creation of special committees to assist the Board in carrying out its duties.

The Board held nine meetings during the fiscal year ended June 30, 2010, and each director attended 75% or more of the meetings of the Board and of the committees on which he or she served during the fiscal year. The following table summarizes the current membership of each of the three standing committees, as well as the number of times each of the committees met during the fiscal year ended June 30, 2010.

	Audit Committee	Human Resources & Compensation Committee	Nominating and Governance Committee
Mr. Schlotterbeck (Chairman)	—	—	—
Mr. Losh* (Presiding Director)	Chair	—	—
Dr. Miller*	—	—	X
Dr. Kosecoff*	X	X	—
Mr. O'Halleran*	—	Chair	—
Mr. Wayman*	X	—	X
Mr. Francis*	—	—	Chair
Mr. Friel*	—	X	X
Mr. Lucier*	X	X	—
Number of committee meetings	9	6	5

* Independent Director

Audit Committee. The main function of our Audit Committee, which was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is to oversee our accounting and financial reporting processes, internal systems of control, independent auditor relationships, and the audits of our financial statements. As set forth in its charter, the Audit Committee's responsibilities include, among others:

- reviewing and reporting to the Board on the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;
- selecting an independent auditor;
- reviewing the independent auditor's qualifications and independence;
- pre-approving all audit services, internal control-related services and permitted non-audited services to be performed for us by our independent auditor;
- meeting with our independent auditor to review the nature and scope of their proposed financial audit and quarterly reviews, as well as their results and recommendations upon the completion of the audit and such quarterly reviews;
- overseeing the performance of our internal audit function; and
- overseeing compliance with our internal controls and risk management policies.

The Audit Committee is comprised of Mr. Losh, Dr. Kosecoff, Mr. Lucier and Mr. Wayman. Mr. Losh currently serves as the Chair of the Audit Committee. The Board has determined that each member of the Audit

Committee is an "audit committee financial expert" for purposes of the rules of the SEC. In reaching this determination, the Board considered, among other things, the experience of each of Messrs. Losh and Wayman as a chief financial officer and the experience of each of Dr. Kosecoff and Mr. Lucier as a chief executive officer. The Board also made a qualitative assessment of our other directors, excluding Mr. Schlotterbeck, to determine their financial knowledge and experience, and determined that they each would also qualify as an "audit committee financial expert" for purposes of the rules of the SEC should they become a member of the Audit Committee in the future. In addition, the Board has determined that Mr. Losh's simultaneous service on the audit committees of more than two other public companies does not impair his ability to effectively serve on the Audit Committee. In reaching this determination, the Board considered Mr. Losh's ability to devote sufficient and substantial time to serve on the Audit Committee. In addition, the Board has determined that each of the members of the Audit Committee is "independent," consistent with the NYSE listing standards, Section 10A(m)(3) of the Exchange Act and in accordance with our Corporate Governance Guidelines.

Additional information regarding the Audit Committee is set forth in the Report of the Audit Committee, which can be found on page 18 of this Proxy Statement.

Human Resources and Compensation Committee. The main function of our Human Resources and Compensation Committee is to assist the Board in discharging its responsibilities relating to our compensation programs. As set forth in its charter, the Human Resources and Compensation Committee's responsibilities include, among others:

- reviewing and approving our executive compensation policy;
- reviewing and making recommendations to the Board with respect to compensation for our Chief Executive Officer, and reviewing and approving compensation for our other executive officers;
- reviewing and approving any employment agreements or arrangements with our executive officers, including with respect to any perquisites and other personal benefits;
- reviewing the adoption and terms of equity-based compensation, incentive compensation and other employee benefit plans that are subject to Board approval;
- acting on behalf of the Board in administering equity-based compensation and other employee benefit plans approved by the Board and/or stockholders in a manner consistent with the terms of such plans;
- reviewing the compensation of directors for service on the Board and its committees and recommending changes to the Board as appropriate;
- overseeing the management succession process for our Chief Executive Officer and selected senior executives; and
- reviewing the disclosures in the Company's Compensation Discussion and Analysis with management and making recommendations to the Board as to the inclusion of the Compensation Discussion and Analysis in the Company's annual public filings, as applicable.

The Human Resources and Compensation Committee is comprised of Mr. O'Halleran, Mr. Friel, Dr. Kosecoff and Mr. Lucier. Mr. O'Halleran currently serves as the Chair of the Human Resources and Compensation Committee. The Board has determined that each member of the Human Resources and Compensation Committee is "independent," consistent with the NYSE listing standards and in accordance with our Corporate Governance Guidelines. In addition, the members of the Human Resources and Compensation Committee qualify as "non-employee directors" for purposes of Rule 16b-3 under the Exchange Act and as "outside directors" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

The Compensation Discussion and Analysis included in this Proxy Statement includes additional information regarding the Human Resources and Compensation Committee's processes and procedures for considering and determining executive officer compensation.

In connection with the spinoff, the Human Resources and Compensation Committee engaged Hewitt Associates ("Hewitt") to serve as our compensation consultant and provide advice with respect to compensation matters. Hewitt is a global human resources consulting and outsourcing firm, and we have also engaged the services of Hewitt's outsourcing division to administer our employee benefit plans. In February 2010, Hewitt separated a portion of its compensation consulting business and renamed it Meridian Compensation Partners, LLC ("Meridian"), and since that time, we have used Meridian as our compensation consultant. The Human Resources and Compensation Committee uses the services of a compensation consultant primarily to provide input on compensation trends and developments and to assist with executive compensation benchmarking. During the fiscal year ended June 30, 2010, Hewitt (and later Meridian) advised our Human Resources and Compensation Committee on executive compensation matters, including the use of a comparator group, market pay rates for our key executive positions, plan design for our annual and long-term incentives, equity grant and other compensation practices in connection with a spinoff transaction, and compensation levels and practices for our directors. During the period July 1, 2009 through February 2010, we paid Hewitt approximately $1.4 million related to the administration of our employee benefit plans and approximately $61,000 for compensation consulting services.

Nominating and Governance Committee. The main function of our Nominating and Governance Committee is to identify and recommend individuals qualified to become members of the Board and its committees and taking a general leadership role in our corporate governance. As set forth in its charter, the Nominating and Governance Committee's responsibilities include, among others:

- developing and recommending to the Board criteria for identifying, evaluating and recommending candidates for the Board;
- establishing a procedure for and considering any nominations of director candidates validly made by our stockholders in accordance with our amended and restated by-laws and Corporate Governance Guidelines;
- recommending candidates for election or reelection to the Board at each annual meeting of stockholders, which will include assessing the contributions and independence of individual incumbent directors;
- making recommendations to the Board concerning the structure, size, composition and functioning of the Board and its committees;
- overseeing the annual evaluation of the Board's effectiveness and performance, and periodically conducting an individual evaluation of each director; and
- developing procedures for stockholders and other interested parties to communicate with the Board.

The Nominating and Governance Committee is comprised of Mr. Francis, Mr. Friel, Dr. Miller and Mr. Wayman. Mr. Francis currently serves as the Chair of the Nominating and Governance Committee. The Board has determined that each member of the Nominating and Governance Committee is "independent," consistent with the NYSE listing standards and in accordance with our Corporate Governance Guidelines.

GOVERNANCE OF OUR COMPANY

Our Corporate Governance Guidelines (which include our categorical standards of director independence), our policies on ethics and compliance, our committee charters and other corporate governance information can be found in the "Investor Relations" section of our website accessible at *www.carefusion.com*, by clicking the "Corporate Governance" link. Any stockholder also may request copies of these materials in print, without charge, by contacting our Investor Relations Department at 3750 Torrey View Court, San Diego, CA 92130, or by calling (858) 617-4621.

Corporate Governance Guidelines

Our Corporate Governance Guidelines are designed to ensure effective corporate governance of our Company. Our Corporate Governance Guidelines cover topics including, but not limited to, director qualification criteria, director responsibilities (including those of the Presiding Director), director compensation, director orientation and continuing education, communications from stockholders to the Board, succession planning and the annual evaluations of the Board and its committees. Our Corporate Governance Guidelines will be reviewed regularly by the Nominating and Governance Committee and revised when appropriate. The full text of our Corporate Governance Guidelines can be found in the "Investor Relations" section of our website accessible to the public at *www.carefusion.com*, by clicking the "Corporate Governance" link. A printed copy may also be obtained by any stockholder upon request.

Policies on Ethics and Compliance

Our Board adopted a Code of Conduct to ensure that our business is conducted in a consistently legal and ethical manner. The Code of Conduct establishes policies pertaining to, among other things, employee conduct in the workplace, electronic communications and information security, accuracy of books, records and financial statements, securities trading, confidentiality, conflicts of interest, fairness in business practices, the Foreign Corrupt Practices Act, antitrust laws and political activities and solicitations. All of our employees, including our executive officers, as well as members of our Board, are required to comply with our Code of Conduct. The full text of the Code of Conduct can be found in the "Investor Relations" section of our website accessible to the public at *www.carefusion.com*, by clicking the "Corporate Governance" link. A printed copy may also be obtained by any stockholder upon request. Any waiver of the Code of Conduct for our executive officers or directors must be approved by our Audit Committee. We will disclose future amendments to our Code of Conduct, or waivers required to be disclosed under applicable law from our Code of Conduct for our principal executive officer, principal financial officer, principal accounting officer or controller, and or our other executive officers and our directors, on our website, *www.carefusion.com*, within four business days following the date of the amendment or waiver.

We maintain a Conduct Line by which employees may report violations of the Code of Conduct or seek guidance on business conduct matters. The Conduct Line is operated by an independent, third-party company, and has multi-lingual representatives available to take calls confidentially 24 hours a day, seven days a week, and can also be accessed via the Internet at *www.carefusionconductline.com*.

Stockholder Recommendations for Director Nominees

In nominating candidates for election as director, the Nominating and Governance Committee will consider a reasonable number of candidates for director recommended by a single stockholder who has held over 0.1% of CareFusion common stock for over one year and who satisfies the notice, information and consent provisions set forth in our amended and restated by-laws and Corporate Governance Guidelines. Stockholders who wish to recommend a candidate may do so by writing to the Nominating and Governance Committee in care of the Corporate Secretary, CareFusion Corporation, 3750 Torrey View Court, San Diego, CA 92130. The Nominating and Corporate Governance Committee will use the same evaluation process for director nominees recommended by stockholders as it uses for other director nominees.

Communicating with the Board

Our Corporate Governance Guidelines establish procedures by which stockholders and other interested parties may communicate with the Board, any committee of the Board, any individual director (including the Presiding Director) or the independent or non-management directors as a group. Such parties can send communications by mail to the Board in care of the Corporate Secretary, CareFusion Corporation, 3750 Torrey View Court, San Diego, CA 92130. In addition, such parties can contact the Board by emailing the Corporate Secretary at corporatesecretary@carefusion.com. The name or title of any specific recipient or group should be noted in the communication. Communications from stockholders are distributed by the Corporate Secretary to the Board or to the committee or director(s) to whom the communication is addressed, however the Corporate Secretary will not distribute items that are unrelated to the duties and responsibilities of the Board, such as spam, junk mail and mass mailings, business solicitations and advertisements, and communications that advocate the Company's engaging in illegal activities or that, under community standards, contain offensive, scurrilous or abusive content.

Identification and Evaluation of Nominees for Directors

Our Nominating and Corporate Governance Committee uses a variety of methods for identifying and evaluating nominees for director. Our Nominating and Corporate Governance Committee regularly assesses the appropriate size and composition of the Board, the needs of the Board and the respective committees of the Board, and the qualifications of candidates in light of these needs. Candidates may come to the attention of the Nominating and Corporate Governance Committee through stockholders, management, current members of the Board, or search firms. The evaluation of these candidates may be based solely upon information provided to the Nominating and Corporate Governance Committee or may also include discussions with persons familiar with the candidate, an interview of the candidate or other actions the Nominating and Corporate Governance Committee deems appropriate, including the use of third parties to review candidates.

Annual Meeting of Stockholders

We encourage all of the directors to attend each annual meeting of stockholders. We currently anticipate all of our directors to be present at the Annual Meeting.

Director Independence

The Board has established categorical standards to assist it in making its determination of director independence. As embodied in our Corporate Governance Guidelines, using standards that the Board has adopted to assist it in assessing independence and in accordance with applicable SEC rules and the listing standards of the NYSE, the Board defines an "independent director" to be a director who:

- is not and has not been during the last three years an employee of, and whose immediate family member is not and has not been during the last three years an executive officer of, the Company (provided, however, that, in accordance with NYSE listing standards, service as an interim executive officer, by itself, does not disqualify a director from being considered independent under this test following the conclusion of that service);
- has not received, and whose immediate family member has not received other than for service as an employee (who is not an executive officer), more than $120,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), in any 12-month period during the last three years (provided however, that, in accordance with NYSE listing standards, compensation received by a director for former service as an interim executive officer need not be considered in determining independence under this test);

- (a) is not a current partner or employee of a firm that is our internal or external auditor; (b) does not have an immediate family member who is a current partner of our internal or external auditor; and (c) is not and was not during the last three years, and whose immediate family member is not and was not during the last three years, a partner or employee of our internal or external auditor who personally worked on our audit within that time;
- is not and has not been during the last three years employed, and whose immediate family member is not and has not been during the last three years employed, as an executive officer of another Company during a time when any of our present executive officers serve on that other company's compensation committee;
- is not, and whose immediate family member is not, serving as a paid consultant or advisor to the Company or to any of our executive officers, or a party to a personal services contract with the Company or with any of our executive officers;
- is not a current employee of, and whose immediate family member is not a current executive officer of, a company that has made payments to, or received payments from, us for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues;
- is not, and whose immediate family member is not, an executive officer of a non-profit or other tax-exempt organization to which we have made contributions during the past three years that, in any single fiscal year, exceeded the greater of $1 million or 2% of the organization's consolidated gross revenues (amounts that we contribute under matching gift programs are not included in the contributions calculated for purposes of this standard); and
- has no other material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us).

The Board assesses on a regular basis, and at least annually, the independence of our directors and, based on the recommendation of the Nominating and Governance Committee, makes a determination as to which directors are independent. References to "us," "we" or "the Company" above would include any subsidiary in a consolidated group with CareFusion Corporation. The terms "immediate family member" and "executive officer" above are expected to have the same meaning specified for such terms in the NYSE listing standards.

The Board has determined that each of Messrs. Francis, Friel, Losh, Lucier, O'Halleran and Wayman and Drs. Kosecoff and Miller is independent under the listing standards of the NYSE and our Corporate Governance Guidelines.

Board Leadership Structure

Mr. Schlotterbeck serves as our Chief Executive Officer and Chairman of the Board. The Board has determined that combining the Chief Executive Officer and Chairman positions is the appropriate leadership structure for CareFusion at this time. The Board believes that combining the Chief Executive Officer and Chairman roles fosters clear accountability, effective decision-making and alignment of corporate strategy. The Board believes this leadership structure is particularly appropriate for the Company at this time given the Chief Executive Officer's long history with the Company and its predecessors, knowledge and experience with the Company's business and products and the recent spinoff from Cardinal Health. The Board also believes that the combined role of Chief Executive Officer and Chairman of the Board promotes effective execution of strategic goals and facilitates information flow between management and the Board. Nevertheless, the Board intends to carefully evaluate from time to time whether our Chief Executive Officer and Chairman positions should be combined based on what the Board believes is best for the Company and its stockholders.

Our Board has determined that maintaining the independence of the Company's directors other than Mr. Schlotterbeck, managing the composition and function of its committees, and appointing an independent Presiding Director having the duties described below help maintain the Board's strong, independent oversight of management. Eight of our nine Board members are independent directors. These independent directors meet regularly in executive session without the presence of management (*i.e.*, without the Chief Executive Officer and other non-independent directors, if any). In addition, each of our Board committees consists entirely of independent directors. Our Board has also appointed a Presiding Director as a matter of good corporate governance and believes that the appointment of the Presiding Director provides a balance for the need for effective and independent oversight of management. Pursuant to our amended and restated by-laws and the Corporate Governance Guidelines, the Presiding Director was selected by the independent directors from among the directors who are not executive officers of the Company and are otherwise independent. The Presiding Director is selected annually by the independent directors and presides at meetings of the non-management and independent directors, presides at all meetings of the Board at which the Chairman is not present and performs such other functions as the Board may direct, including advising on the selection of committee chairs and advising management on the agenda for Board meetings. The Presiding Director serves as liaison between the Chairman and the independent directors and has the authority to call meetings of the independent directors. It is not anticipated that any independent director will be selected for more than three consecutive years as the Presiding Director.

The Board believes that this structure is in the best interest of CareFusion and will provide an environment in which its independent directors are fully informed, have significant input into the content of Board meetings and are able to provide objective and thoughtful oversight of management.

Executive Sessions

Executive sessions of independent directors are held in connection with each regularly scheduled Board meeting and at other times as necessary, and are chaired by the Presiding Director. The Board's policy is to hold executive sessions without the presence of management, including the Chief Executive Officer and other non-independent directors, if any. The committees of the Board also generally meet in executive session at the end of each committee meeting.

Board and Committee Effectiveness

The Board and each of its committees performs an annual self-assessment to evaluate their effectiveness in fulfilling their obligations. These evaluations cover a wide range of topics, including, among others, the fulfillment of the Board and committee responsibilities identified in the Corporate Governance Guidelines and committee charters, which have been posted in the "Investor Relations" section of our website accessible at *www.carefusion.com*, by clicking the "Corporate Governance" link.

Oversight of Risk Management

The Board as a whole has responsibility for risk oversight of the Company's risk management policies and procedures, with reviews of certain areas being conducted by the relevant Board committees. The Company is exposed to a number of risks including financial risks, strategic and operational risks and risks relating to regulatory and legal compliance. The Audit Committee discusses with management the Company's major risk exposures and the steps management has taken to monitor and control such exposures, including the guidelines and policies to govern the process by which risk assessment and risk management are undertaken. The Company's Executive Vice President, General Counsel and Chief Compliance Officer works closely with the Company's senior management to identify risks material to the Company and reports regularly to the Chief Executive Officer and the Audit Committee regarding the Company's risk management policies and procedures. The Audit Committee will also report to the Board on a regular basis to apprise them of their discussions regarding the Company's risk management efforts.

In addition, the Human Resources and Compensation Committee considers risk in connection with its design of the Company's compensation programs for our executives. For more information on the interaction between risk and our compensation practices, see below under the heading "Compensation Discussion and Analysis—Role of the Compensation Committee and Management."

AUDIT-RELATED MATTERS

Report of the Audit Committee

The Audit Committee has reviewed and discussed the annual consolidated financial statements with management and Ernst & Young LLP, the Company's independent registered public accounting firm (the "independent auditor"). Management is responsible for the financial reporting process, the system of internal controls, including internal control over financial reporting, risk management and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. The independent auditor is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America, as well as expressing an opinion on the effectiveness of internal control over financial reporting.

The Audit Committee met on nine occasions in the fiscal year ended June 30, 2010. The Audit Committee met with the independent auditor, with and without management present, to discuss the results of its audits and quarterly reviews of the Company's financial statements. The Audit Committee also discussed with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee also received from the Company's independent auditor the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding their communications with the Audit Committee concerning independence and has discussed with the independent auditor its independence from the Company. The Audit Committee also has considered whether the provision of non-audit services to the Company is compatible with the independence of the independent auditor.

In performing its functions, the Audit Committee acts only in an oversight capacity and necessarily relies on the work and assurances of the Company's management, internal audit group and independent auditor, which, in their reports, express opinions on the conformity of the Company's annual financial statements with U.S. generally accepted accounting principles.

Based on the review of the consolidated financial statements and discussions referred to in this Report, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2010, for filing with the SEC.

Submitted by the Audit Committee of the Board of Directors:

J. Michael Losh (Chair)
Jacqueline B. Kosecoff, Ph.D.
Gregory T. Lucier
Robert P. Wayman

Audit and Non-Audit Fees

The following table presents the fees for professional services earned by Ernst & Young LLP for services rendered to the Company for the fiscal years ended June 30, 2010 and 2009:

	2010	2009[4]
Audit Fees[1]	$7,023,869	$2,738,889
Audit-Related Fees[2]	128,504	335,811
Tax Fees[3]	383,637	584,311
All Other Fees	—	226,017
Total:	$7,536,010	$3,885,028

1 Audit Fees include services relating to the integrated audit of the consolidated annual financial statements and internal control over financial reporting, the review of financial statements included in the Company's quarterly reports on Form 10-Q and statutory and regulatory filings or engagements.

2 Audit-Related Fees include services relating to employee benefit plan audits, accounting consultations and reviews, and due diligence services.

3 Tax Fees include services relating to tax compliance, tax advice, and tax planning.

4 As fees were not billed separately to CareFusion for the services set forth above for the fiscal year ended June 30, 2009, the amounts included in the table reflect the allocation, as reasonably determined by management, of fees to CareFusion based on the work performed by Ernst & Young LLP. The amounts set for the in the above table do not necessarily reflect the fees that would have been billed to us as a separate, publicly-traded company for the fiscal year ended June 30, 2009.

Policy Regarding Pre-Approval of Services Provided by the Independent Auditor

The Audit Committee has established an Audit and Non-Audit Services Compliance Policy (the "Policy") requiring pre-approval of all audit and permissible non-audit services performed by the independent auditor to monitor the auditor's independence from the Company. The Policy provides for the annual pre-approval of specific types of services pursuant to policies and procedures adopted by the Audit Committee, and gives detailed guidance to management as to the specific services that are eligible for such annual pre-approval.

The Policy requires the specific pre-approval of all other permitted services. For both types of pre-approval, the Audit Committee considers whether the provision of a non-audit service is consistent with the SEC's rules on auditor independence. Additionally, the Audit Committee considers whether the independent auditor is best positioned to provide the most effective and efficient service, for reasons such as its familiarity with the Company's business, people, culture, accounting systems, risk profile and other factors, and whether the service might enhance the Company's ability to manage or control risk or improve audit quality. Also, unless a service is a pre-approved service set forth in the Policy and within the established guidelines, it will require approval by the Audit Committee in order for it to be provided by the independent auditor. In its review, the Audit Committee will also consider the relationship between fees for audit and non-audit services in deciding whether to pre-approve such services.

As provided under the Sarbanes-Oxley Act of 2002 and the SEC's rules, the Audit Committee has delegated pre-approval authority to the Chair of the Audit Committee to address certain requests for pre-approval of services for up to $250,000, and the Chair must report his or her pre-approval decisions to the Audit Committee at its next regular meeting. The Policy is designed to help ensure that there is no delegation by the Audit Committee of authority or responsibility for pre-approval decisions to management. The Audit Committee monitors compliance by requiring management to report to the Audit Committee on a regular basis regarding the pre-approved services rendered by the independent auditor. Management has also implemented internal procedures to promote compliance with the Policy.

Prior to the spinoff, the pre-approval of permitted services was performed by the Audit Committee of Cardinal Health's Board of Directors. Since the spinoff, all services provided by Ernst & Young LLP were pre-approved by our Audit Committee, in accordance with the Policy.

The Audit Committee has selected Ernst & Young LLP to serve as our independent auditor for the fiscal year ending June 30, 2011, subject to ratification by our stockholders. Ernst & Young LLP has served as the independent auditor of the Company since the spinoff from Cardinal Health and also audited the Company's financial statements while it was part of Cardinal Health. Representatives of Ernst & Young LLP will be present at the Annual Meeting. The representatives will have an opportunity to make a statement, if desired, and will be available to respond to appropriate questions.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes CareFusion's executive compensation program and philosophy for the fiscal year ended June 30, 2010 ("fiscal 2010"). In this Compensation Discussion and Analysis, we summarize our objectives regarding the compensation of our named executive officers, including how we determine the elements and amounts of executive compensation. This Compensation Discussion and Analysis should be read in conjunction with our tabular disclosures regarding the compensation of our named executive officers for fiscal 2010, which can be found starting on page 40 of this Proxy Statement under the heading "Executive Compensation."

In accordance with SEC rules and regulations, our named executive officers for fiscal 2010 include our Chief Executive Officer, our Chief Financial Officer and the three other most highly compensated executive officers who were serving as executive officers on June 30, 2010. Accordingly, our named executive officers for fiscal 2010 consist of the following five individuals:

- David L. Schlotterbeck, Chairman and Chief Executive Officer
- Edward J. Borkowski, Chief Financial Officer
- Dwight Winstead, Chief Operating Officer
- Vivek Jain, President, Medical Technologies and Services (MT&S)
- Carol L. Zilm, President, Infusion and Respiratory Systems (IRS)

On June 15, 2010, we announced that Ms. Zilm would be departing CareFusion effective September 16, 2010. As of June 30, 2010, Ms. Zilm was serving as our President, Infusion and Respiratory Systems, but she has since transitioned her responsibilities and is no longer serving in this role. For a complete list of our current executive officers, see Part III, Item 10 in our Annual Report on Form 10-K for the fiscal year ended June 30, 2010, filed with the SEC on August 19, 2010.

Introduction

Until our spinoff from Cardinal Health on August 31, 2009, CareFusion was a wholly owned subsidiary of Cardinal Health. The initial compensation policies for our named executive officers leading up to the spinoff were developed by the Human Resources and Compensation Committee of Cardinal Health's Board of Directors (the "Cardinal Health Compensation Committee"), many of which were modeled on Cardinal Health's compensation policies. In connection with the spinoff, on August 31, 2009, the CareFusion Board of Directors established its own Human Resources and Compensation Committee (the "Compensation Committee"). We discuss the role of our Compensation Committee in setting executive compensation below under the heading "Role of the Compensation Committee and Management."

Compensation determinations for our named executive officers during fiscal 2010 were driven in part by the special circumstances surrounding the spinoff. In connection with the spinoff, we recruited and relocated executive officers to our corporate headquarters in San Diego. We also implemented compensation programs to motivate and retain our executives, particularly given the risks and uncertainties inherent in a spinoff transaction. In addition, we increased the compensation for some of our executive officers in recognition of their new roles and expanded responsibilities following the spinoff. After the successful completion of the spinoff, we also sought to reward our executives for their efforts. Accordingly, actions related to the spinoff had a significant impact on the compensation of our named executive officers in fiscal 2010.

In addition, our strong operating and financial performance during fiscal 2010 led us to overachieve our company-wide and business goals established under our annual incentive compensation programs. In a challenging economic environment, we grew revenues to over $3.9 billion in fiscal 2010, an increase of 9% compared to the prior year period. We also took a disciplined approach to our cash flows following the spinoff, and we grew our cash balances to approximately $1 billion as of June 30, 2010, an increase of 63% from the prior year period. As a result of the successful execution of the spinoff and our strong operating and financial performance, as of June 30, 2010, our stock price had increased over 14% since our shares commenced trading "regular way" on the NYSE on September 1, 2009. Our performance led to above-target annual incentive compensation for our named executive officers during fiscal 2010.

Compensation Philosophy

We believe that our named executive officers play a critical role in creating long-term value for our stockholders. The primary objective of our executive compensation program for fiscal 2010 was to align compensation with our overall business goals, core values and stockholder interests through a competitive package that motivates and retains our key executives. As discussed above, our compensation determinations for fiscal 2010 also reflect the special circumstances surrounding the spinoff. Our compensation objective is primarily to reinforce consistent attainment of above-market performance and emphasize a longer-term view in creating stockholder value. To this end, our executive compensation philosophy includes the following considerations:

- a "pay-for-performance" orientation that delivers pay based on overall company, business and individual performance;
- linking a meaningful portion of executive compensation to the value of our common stock through an emphasis on long-term incentives, including equity-based awards; and
- individual wealth accumulation through long-term incentives.

Because we believe strongly in pay-for-performance, a substantial portion of our executive compensation program is comprised of performance-based compensation, including annual cash bonus incentives and long-term equity-based incentives. We also believe in the importance of aligning executive interests with the interests of our stockholders and accordingly, we have established stock ownership guidelines that require our executive officers to acquire and hold a meaningful amount of our common stock, as discussed below under the heading "Policies, Guidelines and Practices Related to Executive Compensation—Stock Ownership Guidelines."

For fiscal 2010, our executive compensation program included the following elements:

- base salary;
- annual cash bonus awards; and
- long-term equity-based incentive awards, comprised of stock options, restricted stock units ("RSUs") and performance stock units ("PSUs").

In addition to these elements of our compensation program, which together we refer to as "total direct compensation," our named executive officers are eligible for other benefits and perquisites, as discussed below under "Compensation Determinations—Other Benefits and Perquisites." Our named executive officers are also eligible to participate in employee benefit programs generally offered to our other employees. Our Compensation Committee believes that, by allocating compensation among these elements, our overall executive compensation program appropriately balances risk and the desire to focus our named executive officers on specific short-term and long-term goals and objectives important to our overall success.

Role of the Compensation Committee and Management

On August 31, 2009, in connection with the spinoff, our Compensation Committee was established to oversee our executive compensation policies and to determine the amounts and elements of compensation for our executive officers. As set forth in its charter, the Compensation Committee's responsibilities include, among others:

- reviewing and approving our executive compensation policy;
- reviewing and making recommendations to the Board with respect to compensation for our Chief Executive Officer, and reviewing and approving compensation for our other executive officers;

- reviewing and approving any employment agreements or arrangements with our executive officers, including with respect to any perquisites and other personal benefits;
- reviewing the adoption and terms of equity-based compensation, incentive compensation and other employee benefit plans that are subject to Board approval;
- acting on behalf of the Board in administering equity-based compensation and other employee benefit plans approved by the Board and/or stockholders in a manner consistent with the terms of such plans;
- reviewing the compensation of directors for service on the Board and its committees and recommending changes to the Board as appropriate;
- overseeing the management succession process for our Chief Executive Officer and selected senior executives; and
- reviewing the disclosures in the Company's Compensation Discussion and Analysis with management and making recommendations to the Board as to the inclusion of the Compensation Discussion and Analysis in the Company's annual public filings, as applicable.

Accordingly, since August 31, 2009, our Compensation Committee has reviewed and approved compensation determinations for our named executive officers. With respect to compensation for our named executive officers other than our Chief Executive Officer, our Chief Executive Officer makes recommendations to the Compensation Committee for approval, which the Compensation Committee considers with the assistance of its compensation consultant (see below under "Role of the Compensation Consultant"). With respect to compensation for our Chief Executive Officer, which is subject to review and approval by the Board of Directors, the Compensation Committee reviews and considers compensation with the assistance of its compensation consultant, and then makes a recommendation to the Board. In addition, members of our management may provide input, make recommendations and provide ongoing assistance to the Compensation Committee with respect to the design, operation, objectives and values of the various elements of our compensation program in order to provide appropriate performance and retention incentives for our named executive officers.

Leading up to the spinoff, compensation determinations for our named executive officers were made by Cardinal Health. As Messrs. Schlotterbeck and Jain were executive officers of Cardinal Health, compensation decisions for Messrs. Schlotterbeck and Jain before the spinoff were made by the Cardinal Health Compensation Committee. While Mr. Winstead and Ms. Zilm were employees of Cardinal Health prior to the spinoff, they were not executive officers of Cardinal Health, and accordingly, decisions regarding their compensation before the spinoff were not made by the Cardinal Health Compensation Committee. Decisions regarding Mr. Winstead's compensation were made by Mr. Schlotterbeck as the then Chief Executive Officer—Clinical and Medical Products of Cardinal Health, and decisions regarding Ms. Zilm's compensation were made by Mr. Winstead as the then Group President, Clinical and Medical Products of Cardinal Health. In addition, we worked with the Cardinal Health Compensation Committee's compensation consultant to develop an overall compensation package to recruit Mr. Borkowski, who joined CareFusion as Chief Financial Officer in May 2009. The Cardinal Health Compensation Committee reviewed and approved the terms of his offer letter, which are summarized below under the heading "Employment Agreements and Offer Letters—Edward J. Borkowski."

In addition, our Compensation Committee acts as the administrator with respect to our equity and non-equity incentive plans covering executive officers and other senior management. Our Compensation Committee may delegate authority for administration of the plans, including selection of participants, determination of award levels within plan parameters, and approval of award documents, to officers and other key employees. Our Compensation Committee may not, however, delegate any authority under those plans for selection of participants, determination of award amounts or amendments or modifications of awards with respect to our executive officers. A copy of the Compensation Committee charter has been posted in the "Investor Relations" section of our website accessible at *www.carefusion.com*, by clicking the "Corporate Governance" link. As of June 30, 2010, the Compensation Committee consisted of Mr. O'Halleran (Chair), Dr. Kosecoff, Mr. Friel and Mr. Lucier, each of whom is an independent director as determined by our Board of Directors, based upon the NYSE rules and our Corporate Governance Guidelines.

During fiscal 2010, the Compensation Committee also oversaw management's risk assessment of the Company's compensation programs, to determine whether such programs are reasonably likely to have a material adverse effect on the Company. The Compensation Committee considers the impact of the Company's executive compensation program, and the incentives created by the compensation awards that it administers, on the Company's risk profile. The Compensation Committee believes that a key element in mitigating risk in the Company's compensation programs is the focus on compensation based on the long-term performance of the Company. In this regard, the Company's policies on ethics compliance and the Company's internal controls and risk management policies, which are overseen by the Audit Committee, further mitigate against unnecessary or excessive risk taking. In addition, the Company reviews its compensation policies and practices, including the incentives that they create and factors that may reduce the likelihood of excessive or unnecessary risk-taking. Based on this compensation risk assessment, the Company concluded that it has no compensation policies or practices that, when considered in the context of the Company's internal control framework and mitigating controls, are reasonably likely to have a material adverse effect on the Company.

Role of the Compensation Consultant

When making determinations with respect to executive compensation, our Compensation Committee utilizes the services of a compensation consultant. Our Compensation Committee uses a compensation consultant primarily to provide input on compensation trends and developments and to assist with executive compensation benchmarking. Compensation consultants can also provide a valuable outside perspective on executive compensation practices. This was particularly important in fiscal 2010, as we sought to implement compensation practices and policies that addressed the special circumstances surrounding the spinoff. Prior to the spinoff, the Cardinal Health Compensation Committee retained and was advised by Towers Perrin with respect to executive compensation matters. In connection with the spinoff, our Compensation Committee retained Hewitt Associates ("Hewitt") as its compensation consultant. In February 2010, Hewitt separated a portion of its compensation consulting business and renamed it Meridian Compensation Partners, LLC ("Meridian"). During fiscal 2010, Hewitt (and later Meridian) advised our Compensation Committee on executive compensation matters, including the use of a comparator group, market pay rates for our key executive positions, plan design for our annual and long-term incentives, equity grant and other compensation practices in connection with a spinoff transaction, and compensation levels and practices for our directors.

Comparator Group and Benchmarking

Leading up to the spinoff, the Cardinal Health Compensation Committee, with the assistance of Towers Perrin, established a comparator group (the "Comparator Group") of 21 companies to benchmark and set compensation for our named executive officers. As set forth in the table below, the Comparator Group includes companies in the healthcare industry, companies that focus specifically on medical technology and devices, companies based in California and other companies from which we may recruit from or otherwise compete with for executive talent:

Advanced Medical Optics, Inc.	Biogen Idec, Inc.	IMS Health Incorporated
Allergan, Inc.	Boston Scientific Corporation	Life Technologies Corporation
Autodesk, Inc.	CA, Inc.	Medtronic, Inc.
Barr Pharmaceuticals	Cephalon, Inc.	QUALCOMM Incorporated
Baxter International, Inc.	Covidien Ltd.	Watson Pharmaceuticals, Inc.
Beckman Coulter, Inc.	Gilead Sciences, Inc.	Western Digital Corporation
Becton, Dickinson and Company	Hospira, Inc.	Zimmer Holdings, Inc.

Compensation determinations in connection with the spinoff were based on the analysis conducted by Towers Perrin, which included an analysis of executive compensation data for companies in the Comparator Group and other survey data, including the total direct compensation for each of our executive officers against that of executives in comparable positions and/or with comparable roles at other similarly-sized companies, as well as an analysis of each element of compensation. Based on this analysis, we established a goal to provide total direct compensation to our named executive officers for fiscal 2010 competitive with the 60th to 65th percentile of the Comparator Group, as discussed below under "Compensation Determinations."

Compensation Determinations

Our Compensation Committee made compensation determinations for our named executive officers in connection with the spinoff based on the analysis of the Comparator Group, as discussed above. In making these determinations, we established compensation targets for our named executive officers based on the analysis of the Comparator Group, as follows:

- Base salaries were targeted at the 50th percentile,
- Annual cash bonus awards were targeted at the 65th percentile; and
- Long-term equity-based incentive awards were targeted at the 65th percentile.

Based on the above targets for each of the elements of our executive compensation program, we targeted total direct compensation levels for our named executive officers that fall within a range of the 60th to 65th percentile of the Comparator Group. As discussed below, a substantial portion of the compensation for our named executive officers is comprised of performance-based compensation, including annual cash bonus incentives and long-term equity-based incentives. In addition, we rely on long-term equity-based incentive awards and our 401(k) Savings Plan and Deferred Compensation Plan to provide a competitive package for wealth accumulation and retirement and to motivate and retain our named executive officers.

Certain compensation decisions are more formula-driven, while others require more judgment and discretion. For instance, the Compensation Committee considers market data and performance in determining a named executive's base salary. Target annual and long-term incentives are established based on a multiple of base salary. The Compensation Committee uses quantitative and qualitative metrics and exercises some judgment in determining achievement of the overall company and business performance goals and assessing the individual performance of a named executive officer. The Compensation Committee also uses an evaluation of individual performance in determining increases to base salary and awarding annual cash bonuses and equity grants.

The targets that we set for executive compensation vary among our named executive officers depending on their position. For example, Mr. Schlotterbeck's compensation is significantly higher than the compensation we pay to any of our other named executive officers because his responsibilities and obligations are significantly greater than those of any of our other named executive officers and because the comparative compensation data reflect significantly higher compensation for chief executive officers.

In making compensation determinations, our Compensation Committee must also consider the terms of employment or other arrangements with our named executive officers. As discussed below under the heading "Employment Agreements and Offer Letters," we are party to employment agreements and offer letters with our named executive officers that set forth compensation and other benefits. Some of these arrangements were established and agreed to by Cardinal Health prior to the spinoff, while other arrangements were entered into by us in connection with the spinoff. These agreements can impact the Compensation Committee's discretion with respect to some compensation decisions.

Base Salary. Base salary is an important element of compensation because it provides our named executive officers with a base level of income. In determining base salaries for our named executive officers, the Compensation Committee considered the market and competitive data for the executive's level of responsibility following the spinoff, targeting the 50th percentile of the Comparator Group, and individual performance, experience and skills. In addition, the Compensation Committee took into account the base salary levels of our named executive officers prior to the spinoff, as well as the terms of the employment agreements and offer letters with our named executive officers.

The following table sets forth the determinations of our Compensation Committee, effective August 31, 2009, with respect to base salary levels for our named executive officers:

Name	Position	Annual Base Salary as of July 1, 2009	Annual Base Salary Effective August 31, 2009	Percent Change
David L. Schlotterbeck	Chairman and CEO	$745,000	$1,000,000	34%
Edward J. Borkowski	Chief Financial Officer	$560,000	$ 560,000	— %
Dwight Winstead	Chief Operating Officer	$569,250	$ 745,000	31%
Vivek Jain	President, MT&S	$450,000	$ 450,000	— %
Carol L. Zilm	President, IRS	$426,400	$ 426,400	— %

As set forth in the table above, our Compensation Committee approved an increase to the annual base salaries of Messrs. Schlotterbeck and Winstead to $1,000,000 and $745,000, respectively, effective August 31, 2009. Our Compensation Committee believed that these increases were appropriate to reflect the post-spinoff levels of responsibility of Messrs. Schlotterbeck and Winstead and to be competitive with base salaries for comparable positions of companies comprising the Comparator Group. In addition, the terms of Mr. Schlotterbeck's employment agreement provide for an annual base salary of not less than $1,000,000, as discussed below under the heading "Employment Agreements and Offer Letters—David L. Schlotterbeck."

Annual Cash Bonus Awards. In connection with the spinoff, our Compensation Committee adopted the Management Incentive Plan (the "MIP"), which provides for cash bonus awards to eligible employees, including our named executive officers. MIP awards are performance-based, and payout is subject to the attainment of company-wide, business and individual performance goals. Our Compensation Committee established MIP target payouts for each of our named executive officers for fiscal 2010 based on their annual base salaries, which range from 75%–120% of base salary. These target payouts were based on competitive market data for similar positions, targeting the 65th percentile of the Comparator Group, which we believe is consistent with a business emphasizing long-term growth and innovation.

As discussed further below, as a result of our strong business and financial performance in fiscal 2010, we overachieved our MIP performance goals for fiscal 2010. As a result, the cash bonus awards received by our named executive officers upon payout of the fiscal 2010 MIP were above the target levels. The following table sets forth the determinations of our Compensation Committee with respect to MIP targets for fiscal 2010, as well as the amount of the cash bonus awards received by our named executive officers upon payout of the fiscal 2010 MIP in September 2010:

		Fiscal 2010 MIP Target		
Name	Position	Percentage of Base Salary	Total Award Value[1]	Fiscal 2010 MIP Payout
David L. Schlotterbeck	Chairman and CEO	120%	$1,200,000	$2,400,000
Edward J. Borkowski	Chief Financial Officer	90%	$ 504,000	$1,008,000
Dwight Winstead	Chief Operating Officer	100%	$ 745,000	$1,564,500
Vivek Jain	President, MT&S	90%	$ 405,000	$ 702,675
Carol L. Zilm	President, IRS	75%	$ 319,800	$ 639,600

[1] Reflects award value based on annual base salary as of August 31, 2009.

Our Compensation Committee established company-wide MIP performance goals for fiscal 2010 based upon earnings before interest and taxes excluding non-recurring gains and losses ("EBIT"), and determined after payment of MIP cash bonus awards. In addition, the MIP performance goals used cash flow as a modifier so that, depending on our level of operating cash flow less capital expenditures ("Cash Flow") during fiscal 2010, it would result in an increase or decrease of up to 20% in the amount of the MIP payout. The Compensation Committee selected EBIT as the performance goal for fiscal 2010 as it is the primary benchmark used within CareFusion to measure performance. Cash Flow was selected as a modifier, so that while seeking to drive EBIT performance, our management would also focus on improving cash flow and working capital.

The following table shows the company-wide MIP performance goals at minimum, target and maximum performance levels and actual overall company performance for fiscal 2010:

Performance Metric (in millions)	Minimum Performance[1]	Target Performance	Maximum Performance	Actual Performance
EBIT[2]	$402	$474	$545	$540
Cash Flow[3]	$245	$288	$331	$565

[1] For EBIT below $402 million, MIP payouts would be at the discretion of the Compensation Committee. No MIP payouts would be made at EBIT below $237 million.

[2] Reflects EBIT excluding non-recurring gains and losses, and determined after payment of MIP cash bonus awards.

[3] Reflects cash flow from operations less capital expenditures.

Based on the above targets, the Compensation Committee approved a MIP payout curve that established different MIP payouts for the achievement of different EBIT and Cash Flow targets. For fiscal 2010, our named executive officers were eligible to receive a cash award of 0-200% of the executive's MIP target, based on the achievement of these EBIT and Cash Flow targets. Under the MIP payout curve, if an EBIT target is achieved, but the minimum Cash Flow target is not achieved, the MIP payout at the EBIT target would be decreased by 20%. Similarly, if an EBIT target is achieved, and the maximum Cash Flow target is achieved, the MIP payout at the EBIT target would be increased by 20%. Based on the MIP payout curve, our EBIT performance of $540 million would have resulted in a MIP payout of approximately 188%. Given that we exceeded the maximum Cash Flow target, the MIP payout was increased by 20% as a result of the Cash Flow modifier. Accordingly, based on our EBIT and Cash Flow performance, our company-wide MIP payout was at the maximum amount of 200%.

For each of Messrs. Schlotterbeck, Winstead and Borkowski, annual cash bonus awards under the MIP are based on the attainment of the company-wide performance goals established for CareFusion on a consolidated basis. For Mr. Jain and Ms. Zilm, annual cash bonus awards under the MIP are based 50% on the attainment of the company-wide goals and 50% on the attainment of performance goals established for the MT&S business and IRS business, respectively. In addition, for all of our named executive officers, the Compensation Committee may assign an individual performance factor related to the individual performance of the officer, which can result in an increase or decrease in actual MIP payment.

Based on company-wide performance, each of Messrs. Schlotterbeck, Winstead and Borkowski was eligible to receive a cash bonus award equal to 200% of his MIP target. Based on company-wide performance and the performance of the Company's MT&S business, Mr. Jain was eligible to receive a cash bonus award of 173.5% of his MIP target. Based on company-wide performance and the performance of the Company's IRS business, Ms. Zilm was eligible to receive a cash award of 200% of her MIP target. In addition, the Compensation Committee determined to assign an individual performance factor of 105% for Mr. Winstead, which resulted in an increase in his MIP payout. In determining to assign an individual performance factor for Mr. Winstead above 100%, the Compensation Committee considered, among other things, Mr. Winstead's role as Chief Operating Officer and his impact on the operational performance of the Company in fiscal 2010. The Compensation Committee assigned an individual performance factor of 100% for our other named executive officers.

In determining to pay cash bonus awards under the MIP to our named executive officers at such levels, the Compensation Committee considered the fact that management performance contributed significantly to the overachievement by the Company of its MIP performance goals for fiscal 2010. Among other things, the Compensation Committee noted:

- management's focus on running and growing the business, notwithstanding the typical distractions associated with a spinoff transaction;
- the actions taken to enable the Company to release its Alaris System infusion pump from shiphold, rapidly ramp up production, and resume shipments and installations for customers;

- the efforts to work with governmental agencies to efficiently execute large contracts related to H1N1 preparedness; and
- the implementation of various measures to improve cash flow, including initiatives around working capital.

Long-Term Equity-Based Incentive Awards. Prior to the spinoff, Cardinal Health, in its capacity as our sole stockholder, approved the CareFusion Corporation 2009 Long-Term Incentive Plan (the "LTIP"). The LTIP provides for the grant of stock options, restricted stock, RSUs, performance cash, PSUs and other equity-based awards. Consistent with the practice at Cardinal Health, we intend to grant long-term equity-based incentive awards under the LTIP to our eligible employees on an annual basis. On September 15, 2009, we granted eligible employees, including our named executive officers, equity-based awards under the LTIP as part of our fiscal 2010 annual long-term incentive ("LTI") award. During fiscal 2010, we also granted special equity-based awards to our named executive officers, as discussed below.

In connection with the fiscal 2010 annual LTI award, we established award targets for each of our named executive officers based on their post-spinoff level of responsibility, competitive market data for similar positions based on the Comparator Group and their long-term incentive target compensation prior to the spinoff. The total LTI award targets are set as a multiple of base salary, and for the fiscal 2010 annual LTI award we targeted the 65th percentile of the Comparator Group. We believe that this aligns with our philosophy of driving wealth accumulation through long-term equity-based incentive awards and is consistent with a business emphasizing long-term growth and innovation. In granting the fiscal 2010 annual LTI award, our Compensation Committee also considered the terms of employment or other arrangements with our named executive officers. The fiscal 2010 annual LTI award for Mr. Schlotterbeck was granted in accordance with the terms of his employment agreement, which provided for a target award value of $7,000,000. Mr. Borkowski was also granted a fiscal 2010 annual LTI award in accordance with his offer letter, which provided for a target award value of $1,680,000. In addition, Mr. Jain's fiscal 2010 annual LTI award was granted in accordance with his offer letter, which provided for a target award value of $1,012,500.

To accomplish the compensation objectives discussed above for our named executive officers related to long-term equity-based incentive awards, we granted our named executive officers a combination of stock options, RSUs and PSUs during fiscal 2010.

Stock Options. Stock options are intended to motivate our named executive officers by providing upside potential, but have more risk than RSUs. We view stock options as an element of performance-based compensation because a stock option provides no realizable value to a recipient until the vesting requirements have been met and only increase in value if the trading price of our common stock increases. Our stock options are granted with an exercise price equal to the market price for our common stock on the date of grant and provide no cash benefit if the option is not exercised when the price of the stock exceeds the grant price during the option's term. Our stock options typically vest over a period of three years, with 33 1/3% of the shares subject to the award vesting on each of the first three anniversaries of the grant date. Vesting periods are intended to require long-term focus on our overall Company performance for the named executive officer to realize any value from the exercise of stock options.

RSUs. Although stock options motivate executives by providing larger potential value, RSUs assist us in retaining named executive officers because RSUs have value even if the trading price of our common stock declines or remains flat. Accordingly, RSUs also align executives' financial interests with stockholders' interests. We also grant our executives RSUs, which provide more opportunities for wealth accumulation than stock options, because we do not provide pensions. Our RSUs typically vest over a period of three years, with 33 1/3% of the shares subject to the award vesting on each of the first three anniversaries of the grant date.

PSUs. PSUs are intended to motivate our named executive officers by rewarding the achievement of specified performance goals. As performance-based compensation, PSUs will only vest if performance goals are achieved during the specified performance period. Our fiscal 2010 PSU grants to our named executive officers were intended to cover a two-year period, with no PSUs to be granted in 2011. We established performance goals based on the achievement of a target two-year average cash flow, with a payout amount that varies based on whether the goal is achieved after the second, third or fourth year following grant. If the PSU performance goals are not achieved after the fourth year from the date of grant, none of the PSUs will vest and they will expire.

Since the fiscal 2010 PSU grants to our named executive officers were intended to cover two years, the target award value of PSUs in the year of grant is double what it would have been if they were granted annually. As PSUs were granted in fiscal 2010, the allocation of the fiscal 2010 annual LTI awards for our named executive officers consisted of stock options, RSUs and PSUs representing 50%, 25% and 50%, respectively, of the annual target award value. Accordingly, the aggregate value of the stock options, RSUs and PSUs granted in connection with the fiscal 2010 annual LTI award was approximately 125% of the fiscal 2010 annual LTI target award value. As discussed below under the heading "Compensation Determinations for Fiscal 2011," the fiscal 2011 annual LTI award did not include PSUs and accordingly, the allocation of the awards for our named executive officers for fiscal 2011 consisted of stock options and RSUs representing 50% and 25%, respectively, of the target award values.

The following table sets forth the determinations of our Compensation Committee with respect to our named executive officers for fiscal 2010 annual LTI award targets, total award values and the allocation between stock options, RSUs and PSUs:

		Fiscal 2010 Annual LTI Award Target		Fiscal 2010 Annual LTI Award Amount[1]		
Name	**Position**	**Percentage of Base Salary[2]**	**Total Award Value**	**Stock Options[3] (# shares)**	**RSUs (# shares)**	**PSUs[4] (# shares)**
David L. Schlotterbeck[5]	Chairman and CEO	700%	$7,000,000	524,033	84,500	169,000
Edward J. Borkowski	Chief Financial Officer	300%	$1,680,000	125,768	20,280	40,560
Dwight Winstead[5]	Chief Operating Officer	450%	$3,352,500	250,974	40,470	80,939
Vivek Jain	President, MT&S	225%	$1,012,500	75,798	12,222	24,445
Carol L. Zilm	President, IRS	200%	$ 852,800	63,842	10,295	20,589

1 The fiscal 2010 annual LTI award was granted on September 15, 2009 pursuant to the LTIP. Stock options and RSUs vest over a period of three years, with 33 ⅓% of the shares subject to the awards vesting on each of the first three anniversaries of their grant dates. Stock options were granted with an exercise price of $20.71, the closing price of our common stock on the NYSE on the date of grant, and have a term of seven years. The annual LTI award amounts are based on the total award value, allocated to stock options, RSUs and PSUs, as discussed above. The share amounts for stock options are determined by dividing the award value by the grant date fair value associated with an option to purchase our common stock using a Black-Scholes-Merton valuation model. The share amounts for RSUs and PSUs are determined by dividing the award value by $20.71, the closing price of our common stock on the NYSE on the date of grant. The actual number of shares of our common stock, if any, payable with respect to the PSUs will range from 0% - 150% of the target amount based on the achievement of the performance goals.

2 Percentage of base salary in effect on September 15, 2009, the grant date for the fiscal 2010 annual LTI award.

3 When valuing stock options for compensation purposes, we assume that the option will be held to term, and this is the valuation considered by the Compensation Committee. This assumption may be different from the assumption relating to expected life of the option used in the "Summary Compensation Table" and "Grants of Plan-Based Awards for Fiscal 2010" table included in the "Executive Compensation" section of this Proxy Statement.

4 Reflects target number of shares subject to PSUs, assuming payout at 100% of target. The PSUs were granted based on a target number of shares, with the actual payout of shares of our common stock ranging from 0% - 150% of the target based on the achievement of performance goals. The PSU performance goals were designed based on the achievement of a target two-year average cash flow goal after the third fiscal

year from the date of grant. If the two-year average cash flow goal is met after the first two years from grant, the PSUs will vest as to 150% of the target number of shares. If the two-year average cash flow goal is met after the fourth fiscal year from the date of grant, the PSUs will vest as to 50% of the target number of shares. Otherwise, if the goal is met any later, none of the PSUs will vest and they will expire.

5 Messrs. Schlotterbeck and Winstead meet the eligibility requirements for retirement under the terms of the LTIP. Pursuant to the agreements for Mr. Schlotterbeck's awards, Mr. Schlotterbeck's rights to the stock options and RSUs subject to the fiscal 2010 annual LTI award vested in full upon grant; provided, however, that the awards will only become exercisable or payable, as the case may be, in accordance with their original vesting schedules. Pursuant to the agreements for Mr. Winstead's awards, Mr. Winstead's rights to the stock options and RSUs subject to the fiscal 2010 annual LTI award vested in full six months following the grant date; provided, however, that the awards will only become exercisable or payable, as the case may be, in accordance with their original vesting schedules.

In addition to our fiscal 2010 annual LTI awards, we also granted Messrs. Schlotterbeck and Winstead equity-based awards pursuant to employment and retention agreements that we entered into with them during fiscal 2010, as discussed further below under the heading "Employment Agreements and Offer Letters." Based on the terms of Mr. Schlotterbeck's employment agreement, the Compensation Committee approved a retention equity award for him comprised of stock options having a grant value of $2,000,000 and RSUs having a grant value of $2,000,000. These awards were intended to aid in our retention of Mr. Schlotterbeck, and they vest over a period of three years, with 33 ⅓% of the shares subject to the awards vesting on August 31, 2012, 2013 and 2014, provided Mr. Schlotterbeck remains with the Company for the length of the employment period under his agreement. In addition, shortly after the spinoff, we entered into a retention agreement with Mr. Winstead, pursuant to which he received a retention award comprised of RSUs having a grant value of $1,490,000. This award was intended to aid in our retention of Mr. Winstead, and it vests over a period of three years, with 33 ⅓% of the shares subject to the award vesting on October 15, 2012, 2013 and 2014, provided Mr. Winstead remains with the Company for the length of the employment period under his agreement. While Messrs. Schlotterbeck and Winstead meet the eligibility requirements for retirement under the terms of the LTIP, the terms of the awards granted to Mr. Schlotterbeck pursuant to his employment agreement and to Mr. Winstead pursuant to his retention agreement specify that the retirement provision of the LTIP shall not apply to these awards. Accordingly, upon retirement by Mr. Schlotterbeck or Mr. Winstead prior to the end of the specified employment period under their agreements, these awards will be forfeited.

In connection with the spinoff, we also granted to each of Messrs. Winstead, Borkowski and Jain and Ms. Zilm a "founder's award" at 100% of their fiscal 2010 annual LTI targets, comprised of RSUs that vest over a period of three years, with 33 ⅓% of the shares subject to the awards vesting on each of the first three anniversaries of the grant date. Consistent with many spinoff transactions, we determined to grant these special awards to bridge the ownership stake of our named executive officers to a level typically associated with an independent company and to further establish a link between stockholder value creation and executive pay. At the time of the spinoff, we did not grant Mr. Schlotterbeck a separate founder's award. However, as discussed below under the heading "Compensation Determinations for Fiscal 2011," the Compensation Committee approved a supplemental grant of RSUs to Mr. Schlotterbeck in August 2010 in recognition of the successful execution of the spinoff, and to provide additional value consistent with the intent of the founder's awards to the other named executive officers. These RSU awards were granted with terms consistent with our fiscal 2010 annual LTI award and accordingly, due to the retirement eligibility of Mr. Schlotterbeck and Mr. Winstead, their rights to these RSUs have vested in full.

The following table sets forth the determinations of our Compensation Committee with respect to the founder's awards and retention awards granted to our named executive officers during fiscal 2010:

Name	Position	Founder's Awards[1]		Retention Awards[2,3]	
		Total Award Value	RSUs (# shares)	Total Award Value	RSUs /Stock Options (# shares)
David L. Schlotterbeck . . .	Chairman and CEO	—	—	$4,000,000	96,572 / 299,447
Edward J. Borkowski	Chief Financial Officer	$1,680,000	81,120	—	—
Dwight Winstead[4]	Chief Operating Officer	$3,352,500	161,878	$1,490,000	65,151 / 0
Vivek Jain	President, MT&S	$1,012,500	48,889	—	—
Carol L. Zilm	President, IRS	$ 852,800	41,178	—	—

1 The founder's awards were granted on September 15, 2009 pursuant to the LTIP and vest over a period of three years, with 33 1/3% of the shares subject to the awards vesting on each of the first three anniversaries of the grant date. The share amounts for RSUs are determined by dividing the award value by $20.71, the closing price of our common stock on the NYSE on the date of grant. Mr. Schlotterbeck did not receive a founder's award in fiscal 2010 in connection with the spinoff. As discussed below under the heading "Compensation Determinations for Fiscal 2011," the Compensation Committee approved a supplemental grant of RSUs to Mr. Schlotterbeck in August 2010. As this award was not granted in fiscal 2010, it is not reflected in the table above.

2 The share amounts for stock options are determined by dividing the award value by the grant date fair value associated with an option to purchase our common stock using a Black-Scholes-Merton valuation model. The share amounts for RSUs are determined by dividing the award value by $20.71, the closing price of our common stock on the NYSE on the date of grant.

3 When valuing stock options for compensation purposes, we assume that the option will be held to term, and this is the valuation considered by the Compensation Committee. This assumption may be different from the assumption relating to expected life of the option used in the "Summary Compensation Table" and "Grants of Plan-Based Awards for Fiscal 2010" table included in the "Executive Compensation" section of this Proxy Statement.

4 As Mr. Winstead meets the eligibility requirements for retirement under the terms of the LTIP, pursuant to the LTIP and the agreement for Mr. Winstead's founder's award, Mr. Winstead's rights to the RSUs subject to the founder's award vested in full six months following the grant date; provided, however, that the award will only become payable in accordance with its original vesting schedule. As discussed above, the RSUs granted to Mr. Winstead pursuant to his retention agreement are not subject to the retirement provisions of the LTIP.

In addition to the equity-based incentive awards discussed above, certain of our executive officers also received stock option grants in July 2009 in connection with Cardinal Health's voluntary stock option exchange program. This program, which was conducted prior to the spinoff, but during our fiscal 2010, allowed participants to exchange Cardinal Health stock options with exercise prices substantially above the then current grant price for a lesser number of Cardinal Health stock options with a lower exercise price. Named executive officers in the Cardinal Health 2008 proxy statement were not eligible to participate in the option exchange program, therefore Mr. Schlotterbeck was not eligible to participate. Pursuant to this program, each of Mr. Winstead, Mr. Jain and Ms. Zilm surrendered options to purchase shares of Cardinal Health in exchange for new stock options to purchase shares of Cardinal Health, which were granted on July 20, 2009. In connection with the spinoff, these new Cardinal Health stock options converted into options to purchase shares of CareFusion common stock with respect to 15,897 shares for Mr. Winstead, 6,876 shares for Mr. Jain and 3,629 shares for Ms. Zilm, each with an exercise price of $17.77 per share. Mr. Borkowski did not have any option grants that were eligible to exchange per the terms of the program.

Other Benefits and Perquisites. Our named executive officers are eligible to participate in employee benefit programs generally offered to our other employees. In addition, we provide certain other perquisites to our named executive officers that are not generally available to other employees, as described below. These perquisites are reported in the "Summary Compensation Table" included in the "Executive Compensation" section of this Proxy Statement.

Company Aircraft. For some of our named executive officers, perquisites include the personal use of the Company-owned aircraft. Leading up to the spinoff, the Cardinal Health Compensation Committee authorized Mr. Schlotterbeck to use aircraft owned by Cardinal Health for personal travel. Under the terms of the employment agreement we entered into with Mr. Schlotterbeck in connection with the spinoff, he and his immediate family may use the CareFusion-owned aircraft for personal travel at Company expense up to a value of $100,000 per fiscal year. Any use in excess of this value must be approved by our Compensation Committee in advance. In connection with the spinoff, our Compensation Committee established an aircraft utilization policy that allows certain executives to use the CareFusion-owned aircraft for business use and limited personal use at Company expense. In determining to approve limited personal use of the CareFusion-owned aircraft, the Compensation Committee considered the existing aircraft policy at Cardinal Health, as well as the benefits related to enhanced safety and security, and that use of the aircraft increases travel efficiencies, allowing more productive use of time by our executives.

Relocation Program. We maintain an executive relocation program for executive officers who are relocated for business reasons. Under this program, we provide relocation assistance, which may include reimbursement for commuting expenses, temporary living expenses, home sale expenses and loss on sale, household goods moving and storage, and cost of living adjustments. During fiscal 2010, we provided relocation benefits to Messrs. Jain and Borkowski. In anticipation of the spinoff, Cardinal Health entered into an offer letter with Mr. Jain when he agreed to leave his existing position with Cardinal Health to join CareFusion. The offer letter provided for relocation benefits under the Cardinal Health executive relocation policy in connection with Mr. Jain's relocation to San Diego from Ohio. During fiscal 2010, we paid Mr. Jain an aggregate of $586,854 related to relocation benefits. Pursuant to Mr. Borkowski's offer letter, he was also eligible for benefits under the Cardinal Health executive relocation policy in connection with his relocation to San Diego from Pennsylvania. During fiscal 2010, we paid Mr. Borkowski an aggregate of $1,010,459 related to relocation benefits. For more detailed information regarding the relocation benefits provided to our executive officers, see the "Summary Compensation Table" included in the "Executive Compensation" section of this Proxy Statement.

Deferred Compensation and Savings Plan. We maintain a 401(k) Savings Plan and a Deferred Compensation Plan to allow executives to accumulate wealth on a tax-deferred basis and to be competitive in recruiting and maintaining executive talent. We do not provide for wealth accumulation for retirement through defined benefit pensions or supplemental executive retirement plans. For Cardinal Health employees who became our employees following the spinoff, including our named executive officers, we assumed the obligations for benefits accrued while Cardinal Health employees under the Cardinal Health Deferred Compensation Plan. Our Deferred Compensation Plan permits certain management employees to defer payment and taxation of a portion of salary and bonus into any of several investment alternatives. In addition, we typically make additional matching and fixed contributions to the deferred balances of employees, including our named executive officers, subject to limits discussed below under the heading "Executive Compensation—Nonqualified Deferred Compensation in Fiscal Year 2010." Contributions made with respect to our named executive officers are set forth in the "Summary Compensation Table" included in the "Executive Compensation" section of this Proxy Statement. Messrs. Schlotterbeck and Winstead have each elected to defer the settlement of certain RSUs.

All other perquisites that we provide to our named executive officers are minimal. We pay monitoring expenses for home security systems for certain of our named executive officers and for spousal attendance at a few of our activities. In addition, we offer reimbursement for executive physical examinations to the extent the costs of such physicals exceed the coverage limits under our health and welfare policies. During fiscal 2010, we also paid the legal fees associated with the negotiation of the employment agreement with our Chief Executive Officer. Our named executive officers are also eligible to participate in programs generally offered to our other employees, including medical insurance, dental insurance, life insurance and long-term disability insurance. For more detailed information regarding benefits and perquisites provided to our executive officers, see the "Summary Compensation Table" included in the "Executive Compensation" section of this Proxy Statement.

Employment Agreements and Offer Letters

We are party to employment agreements and offer letters with our named executive officers, as discussed below. These agreements and offer letters establish baseline compensation and benefits levels, which we believe has helped us to attract, retain and motivate our named executive officers, particularly in the context of the spinoff. You can find additional information regarding terms of the employment arrangements below under the heading "Executive Compensation—Employment Agreements and Other Employment Arrangements."

David L. Schlotterbeck. On August 31, 2009, in connection with the spinoff, we entered into an employment agreement with Mr. Schlotterbeck. The agreement is for a term of approximately three years, ending on the date of our annual meeting of stockholders next following August 31, 2012. During the term of the agreement, Mr. Schlotterbeck will serve as our Chairman and Chief Executive Officer. The agreement provides that, during the term of the agreement, Mr. Schlotterbeck will receive an annual base salary of not less than $1,000,000 and be eligible for a target annual bonus of 120% of his annual base salary payable based on performance objectives to be determined by our Compensation Committee in consultation with Mr. Schlotterbeck. The Compensation Committee has the discretion to require Mr. Schlotterbeck to repay any bonus payments that it determines were not actually earned due to a material accounting restatement within three years after payment (other than a restatement due to a change in accounting policy or simple error), fraud, gross negligence or intentional misconduct, or certain deliberate misrepresentations of financial performance. Mr. Schlotterbeck is eligible to participate in our 401(k) Savings Plan, Deferred Compensation Plan, welfare benefit programs, fringe benefits and perquisite programs, and will be given paid vacation, in accordance with plans and policies in effect for other senior executives. During the employment period, he and his immediate family may use our corporate aircraft for personal travel at company expense, subject to availability, up to a value of $100,000 per fiscal year. Any use in excess of this value must be approved by the Compensation Committee in advance. In addition, Mr. Schlotterbeck was reimbursed for legal fees and expenses incurred in connection with the negotiation of his employment agreement.

Pursuant to the agreement, Mr. Schlotterbeck was granted a retention equity award on September 15, 2009 comprised of stock options having a grant value of $2,000,000 and RSUs having a grant value of $2,000,000. These awards were intended to aid in our retention of Mr. Schlotterbeck, and they vest over a period of three years, with 33 ⅓% of the shares subject to the awards vesting on August 31, 2012, 2013 and 2014, provided Mr. Schlotterbeck remains with the Company for the length of the employment period under his agreement. If prior to August 31, 2012, Mr. Schlotterbeck's employment is terminated by the Company without "cause" or by Mr. Schlotterbeck for "good reason" (each as defined in the agreement), or upon Mr. Schlotterbeck's death or disability, any unvested portion of the retention awards shall immediately vest in full; provided, however, that the awards that become vested as a result of Mr. Schlotterbeck's termination by the Company without "cause" or termination by Mr. Schlotterbeck for "good reason" will only become exercisable or payable, as the case may be, in equal installments on his date of termination and the next two anniversaries of the termination. If Mr. Schlotterbeck's employment is terminated for any other reason prior to the end of the term of the agreement, the retention awards shall not vest and shall be forfeited. The agreement also establishes that Mr. Schlotterbeck shall be eligible to receive annual equity awards as determined in the discretion of the Board of Directors on the recommendation of the Compensation Committee, except that his fiscal 2010 annual LTI award was to be granted with a total value of not less than $7,000,000. Pursuant to the agreement, Mr. Schlotterbeck also agreed to a number of restrictive covenants during a maximum two year period after his termination of employment. We believe that the terms of the employment agreement with Mr. Schlotterbeck are commensurate with his role and responsibilities for CareFusion following the spinoff. The agreement also establishes the amount of severance payments to be paid in connection with a termination of Mr. Schlotterbeck's employment during the term of the agreement, as discussed below under the heading "Severance Arrangements—David L. Schlotterbeck." In addition, the agreement provides that if payments under the agreement would subject Mr. Schlotterbeck to an excise tax under Sections 4999 and 280G of the Internal Revenue Code of 1986, as amended (the "Code") as a result of a change in control, we will pay Mr. Schlotterbeck an additional payment, sufficient to cover the excise tax that may be imposed with respect to such change in control payments, as well as any applicable federal and state income tax on such additional payment (but excluding any income taxes and penalties imposed pursuant to Section 409A), such that Mr. Schlotterbeck is fully reimbursed for the net after tax cost of such excise tax.

Dwight Winstead. On October 15, 2009, we entered into a retention agreement with Mr. Winstead. The agreement is for a term of three years, ending on October 15, 2012. Pursuant to the agreement, Mr. Winstead was granted a retention equity award on October 15, 2009 comprised of RSUs having a grant value of $1,490,000. This award was intended to aid in our retention of Mr. Winstead, and it vests over a period of three years, with 33 ⅓% of the shares subject to the award vesting on October 15, 2012, 2013 and 2014, provided Mr. Winstead remains with the Company for the length of the employment period under his agreement. If prior to October 15, 2012, Mr. Winstead's employment is terminated by the Company without "cause" or by Mr. Winstead for "good reason" (each as defined in the agreement), or upon Mr. Winstead's death or disability, any unvested RSUs shall immediately vest in full. If Mr. Winstead's employment is terminated for any other reason prior to October 15, 2012, the RSUs shall not vest and shall be forfeited. Pursuant to the agreement, Mr. Winstead also agreed to a number of restrictive covenants during the period ending on the last day of the 24-month period after the date of termination of employment. The agreement also establishes the amount of severance payments to be paid in connection with a termination of Mr. Winstead's employment during the term of the agreement, as discussed below under the heading "Severance Arrangements—Dwight Winstead."

Edward J. Borkowski. On May 11, 2009, Cardinal Health entered into an offer letter with Mr. Borkowski in connection with the recruitment of Mr. Borkowski to join CareFusion as Chief Financial Officer. The terms of the offer letter included an overall compensation package intended to attract and retain Mr. Borkowski as our Chief Financial Officer. In connection with the spinoff, we assumed the obligations of Cardinal Health under the offer letter. The offer letter provides for an annual base salary of $560,000 and a target annual cash bonus incentive of 90% of his base salary. Cardinal Health also paid Mr. Borkowski a cash sign-on bonus of $500,000, which he was required to repay if he voluntarily terminated his employment without good reason within 12 months of his start date. In May 2009, the Cardinal Health Compensation Committee approved an award to Mr. Borkowski of stock options with a value of $600,000 and RSUs with a value of $600,000 in connection with his employment as Chief Financial Officer of CareFusion. The stock options and RSUs were granted on June 15, 2009, and vest over a period of three years, with 33 ⅓% of the shares subject to the awards vesting on June 15, 2010, 2011 and 2012. These RSUs and stock options will become immediately vested if Mr. Borkowski's employment is terminated without "cause" or if Mr. Borkowski terminates his employment for "good reason" (each as defined in the offer letter). These grants provided Mr. Borkowski an immediate ownership stake in, and incentive to join, CareFusion. The offer letter also established that Mr. Borkowski's fiscal 2010 annual LTI award was to be granted with a target value of $1,680,000. In addition, the offer letter provided for relocation benefits under the Cardinal Health executive relocation policy in connection with his relocation to San Diego from Pennsylvania, as discussed above under the heading "Compensation Determinations—Other Benefits and Perquisites." Pursuant to the offer letter, Mr. Borkowski also agreed to a number of restrictive covenants during the period ending on the last day of the 24-month period after the date of termination of employment. The offer letter also establishes the amount of severance payments to be paid in connection with a termination of Mr. Borkowski's employment under certain circumstances, as discussed below under the heading "Severance Arrangements—Edward J. Borkowski."

Vivek Jain. Mr. Jain was hired by Cardinal Health as Executive Vice President – Corporate Development and Business Strategy in August 2007. In November 2008, in anticipation of the proposed spinoff, Mr. Jain accepted the position of President of the Medical Technologies and Services segment of Cardinal Health and agreed to relocate to San Diego. In connection with taking this new assignment based in San Diego, Cardinal Health entered into an offer letter with Mr. Jain. In connection with the spinoff, we assumed the obligations of Cardinal Health under the offer letter. The offer letter provides that Mr. Jain's annual base salary, annual incentive target and long-term incentive target will remain the same in his new role. Accordingly, the offer letter provides for an annual base salary of $450,000 and a target annual cash bonus incentive of 90% of his base salary. The offer letter also established that Mr. Jain's fiscal 2010 annual LTI award was to be granted with a target value of $1,012,500. In addition, the offer letter provided for relocation benefits under the Cardinal Health executive relocation policy in connection with his relocation to San Diego from Ohio. The offer letter also establishes the amount of severance payments to be paid in connection with a termination of Mr. Jain's employment under certain circumstances, as discussed below under the heading "Severance Arrangements—Vivek Jain."

In addition to the employment agreements and offer letters discussed above, in connection with the spinoff, we provided each of our named executive officers an offer letter that confirmed and summarized his or her compensation and benefits with CareFusion. Ms. Zilm and Mr. Winstead were provided with these offer letters, and Messrs. Jain and Borkowski were provided addendums to their existing offer letters that provide further severance benefits under certain termination situations. The contents of these letters are reflected herein with respect to base salary, annual incentive target and long-term incentive eligibility, as well as with respect to certain termination provisions.

Severance Arrangements

Our named executive officers are eligible for severance and change in control benefits, as discussed below. Severance benefits are generally established in the employment agreements and offer letters with our named executive officers. In addition, we maintain an Executive Change in Control Severance Plan (the "CIC Plan"), which was established for CareFusion prior to the spinoff, that provides for benefits to our named executive in connection with a change in control. You can find additional information regarding severance payments and benefits, as well as a tabular summary of these benefits, below under the heading "Executive Compensation—Potential Payments on Termination or Change in Control."

David L. Schlotterbeck. Under the terms of Mr. Schlotterbeck's employment agreement, he is entitled to cash severance equal to two times the sum of his annual base salary and his target bonus in 24 equal monthly installments starting six months after his termination if we terminate his employment without "cause," or if he terminates employment with us for "good reason." Under the agreement, he is entitled to receive any accrued and unpaid salary and bonus, payment of a pro-rated bonus for the year of termination based on actual achievement of certain performance objectives, subsidized medical benefits until the earlier of the date he becomes covered under another employer's health plan or 18 months and accelerated vesting of equity awards.

The employment agreement also provides that if Mr. Schlotterbeck receives any payments that are subject to the excise tax imposed on parachute payments under Sections 4999 and 280G of the Code, we will pay him a gross-up payment ("Gross-Up Payment") so that he retains an amount of the Gross-Up Payment equal to the excise tax, after payment of all taxes on that Gross-Up Payment. Prior to the spinoff, the CIC Plan was established for CareFusion, which among other things, provided for a Gross-Up Payment to our Chief Executive Officer in connection with a change in control. The provisions in Mr. Schlotterbeck's employment agreement related to the Gross-Up Payment were designed to be consistent with the terms of the CIC Plan. In determining to include such a Gross-Up Payment in Mr. Schlotterbeck's employment agreement, we considered the existing benefits for Mr. Schlotterbeck under the CIC Plan, and that such provisions are in line with chief executive officers of similarly situated public companies. This benefit applies to Mr. Schlotterbeck, but not to our other executive officers.

In addition to his employment agreement with us, Mr. Schlotterbeck is party to a retention agreement with our subsidiary CareFusion 303, Inc. Mr. Schlotterbeck entered into the agreement on August 31, 2004, following the acquisition by Cardinal Health of ALARIS Medical Systems, Inc. Pursuant to the agreement, as amended, if at any time after June 28, 2006, Mr. Schlotterbeck voluntarily terminates his employment for any reason or no reason with or without notice, he is entitled to a severance payment equal to his annual base salary, plus a pro-rated annual bonus payment and a pro-rated cash payout under any then-applicable cash incentive plan in which he is then participating.

Dwight Winstead. Under the terms of Mr. Winstead's retention agreement, if Mr. Winstead's employment is terminated by the Company without "cause" or if he terminates employment with us for "good reason," Mr. Winstead shall be entitled to receive any accrued and unpaid salary and bonus, payment of a pro-rated bonus for the year of termination and a supplemental cash severance payment. The amount of the supplemental severance payment will be the sum of Mr. Winstead's then annual base salary plus (i) his then target annual bonus opportunity, if the notice of termination is provided prior to October 15, 2011 or (ii) the average of his actual annual bonus paid in the two prior fiscal years, if the notice of termination is provided after October 15, 2011 and on or before October 15, 2012. Any severance payment payable under the retention agreement will be paid in equal installments over a period of one year following termination. In addition, upon such a termination, Mr. Winstead will become immediately vested in the retention equity awards granted to him on October 15, 2009, with respect to RSUs with a grant value of $1,490,000.

Edward J. Borkowski. Under the offer letter with Mr. Borkowski, if Mr. Borkowski's employment is terminated by the Company without "cause" or if he terminates his employment with us for "good reason" (a) on or before May 26, 2012, Mr. Borkowski shall be entitled to receive severance equal to 1.9 times his annual base salary and (b) after May 26, 2012, Mr. Borkowski shall be entitled to receive severance equal to his annual base salary plus the average of the payouts of his actual annual cash bonus awards for the previous two years. Any severance payment payable under the offer letter will be paid in equal installments over a period of one year following termination. In addition, upon such a termination, Mr. Borkowski will become immediately vested in the equity awards granted to him on June 15, 2009 in connection with his employment as Chief Financial Officer of CareFusion, with respect to stock options with a grant value of $600,000 and RSUs with a grant value of $600,000.

Vivek Jain. Under the offer letter with Mr. Jain, if Mr. Jain's employment is terminated by the Company without "cause", he shall be entitled to receive severance equal to his annual base salary plus the average of the payouts of his actual annual cash bonus awards for the previous two years. In the event Mr. Jain's employment is terminated by the Company within 15 months after the spinoff, he will also be entitled to an extension of the period to exercise any stock options that are vested as of the date of termination. Upon such a termination, he will be allowed to exercise vested stock options for a period of two years following termination.

As discussed above, in connection with the spinoff, we provided each of our named executive officers an offer letter that confirmed and summarized his or her compensation and benefits with CareFusion. These offer letters established that each of our named executive officers would be entitled to severance benefits under the Company's executive severance compensation guidelines. Under the guidelines, executive officers that are terminated by us, other than for cause, are eligible to receive a payment of one year of their base salary plus the average of their actual awards under the MIP for the two years prior to the year that employment is terminated. If termination occurs within the first two years after the spinoff, such that two years of actual Company MIP payouts have not yet occurred, the target MIP award will be used for this calculation. In addition, these executive officers would also be entitled to a pro-rated MIP award for the year in which they are terminated. In the case of the termination of the Chief Executive Officer by us, other than for cause, he or she would be eligible to receive the same payments that executive officers would receive under the guidelines, except that the Chief Executive Officer would be eligible to receive up to two years worth of their base salary. The offer letters guidelines also set forth applicable severance eligibility for other levels of employees within the Company.

We also maintain a CIC Plan that provides for certain severance benefits to executives upon an involuntary termination without cause or a voluntary termination for good reason within 24 months following a change in control. Under the CIC Plan, Mr. Schlotterbeck will receive cash severance equal to two times his annual salary and target annual bonus upon such a termination. The CIC Plan provides that other executives, including our other named executive officers, will receive severance equal to two times their annual base salary and target annual bonus upon such a termination. Under the terms of the CIC Plan, executives that are at or above the level of senior vice president would also receive a pro-rated target bonus in the year of termination. The CIC Plan provides for other post-termination benefits such as outplacement services and continuation of health insurance coverage for a certain period of time and, for Mr. Schlotterbeck, a tax Gross-Up Payment relating to the payment of any excise tax on the extent to which his severance constitutes excess parachute payments under Sections 4999 and 280G of the Code.

In addition, our named executive officers will receive accelerated vesting of their equity awards in connection with a change in control. The equity awards granted under our LTIP are "single trigger" awards and accordingly, they will vest in full upon a change in control. As discussed above, Cardinal Health, as our sole stockholder, adopted the LTIP prior to the spinoff. The LTIP was modeled after Cardinal Health's incentive compensation plans, which provide for single trigger equity awards. We believe that a single trigger treatment of equity awards ensures that ongoing employees are treated the same as terminated employees with respect to outstanding equity awards. In addition, we believe that it assists in retaining key employees in the face of a potential change of control by providing a benefit if they remain with the Company through the date of the change of control.

Compensation Determinations for Fiscal 2011

In August 2010, our Compensation Committee considered the compensation arrangements with our named executive officers for the fiscal year ending June 30, 2011 ("fiscal 2011"). The Compensation Committee determined to increase the base salaries of our named executive officers from fiscal 2010 levels by 0% - 3.57%, primarily as a result of merit and individual performance and upon assessment of comparative compensation data. The Compensation Committee determined not to change MIP targets, as a percentage of base salary, for fiscal 2011.

The following table sets forth the determinations of our Compensation Committee with respect to our named executive officers for fiscal 2011 base salaries and fiscal 2011 MIP targets:

		Annual Base Salary			Fiscal 2011 MIP Target	
Name	Position	Effective August 31, 2009	Effective August 30, 2010	Percent Change	Percentage of Base Salary	Total Award Value
David L. Schlotterbeck	Chairman and CEO	$1,000,000	$1,030,000	3.00%	120%	$1,236,000
Edward J. Borkowski	Chief Financial Officer	$ 560,000	$ 580,000	3.57%	90%	$ 522,000
Dwight Winstead	Chief Operating Officer	$ 745,000	$ 745,000	— %	100%	$ 745,000
Vivek Jain	President, MT&S	$ 450,000	$ 465,000	3.33%	90%	$ 418,500
Carol L. Zilm[1]	President, IRS	$ 426,400	$ 426,400	— %	75%	$ 319,800

[1] On June 15, 2010, we announced that Ms. Zilm would be departing CareFusion effective September 16, 2010. As of June 30, 2010, Ms. Zilm was serving as our President, Infusion and Respiratory Systems, but she has since transitioned her responsibilities and is no longer serving in this role. We entered into a separation agreement with Ms. Zilm pursuant to which Ms. Zilm will receive payments over a twelve month period of an aggregate of $426,400 (one year of current base salary) and a lump sum payment in an amount equal to the average of Ms. Zilm's actual bonus for fiscal year 2010 and her bonus target for fiscal year 2010. Ms. Zilm will also be entitled to receive a pro-rated portion of her bonus for fiscal year 2011 based on Company actual performance against certain bonus targets for fiscal year 2011, payable if and when fiscal year 2011 bonuses are paid to active employees.

In August 2010, our Compensation Committee also approved the fiscal 2011 annual LTI award, which included awards to our named executive officers. For our named executive officers other than Mr. Schlotterbeck, the Compensation Committee determined not to change annual LTI award targets, as a percentage of base salary, for fiscal 2011. For Mr. Schlotterbeck, the Compensation Committee approved an annual LTI target award value of $7,000,000, consistent with Mr. Schlotterbeck's fiscal 2010 annual LTI award. However, due to the increase in Mr. Schlotterbeck's fiscal 2011 base salary discussed above, the approved fiscal 2011 LTI target award value was 680% of his fiscal 2011 base salary, as compared to 700% of his fiscal 2010 base salary. In addition, as result of Ms. Zilm's announced departure from the Company, she did not receive a fiscal 2011 annual LTI award.

The fiscal 2011 annual LTI awards granted to our named executive officers were comprised of stock options and RSUs. As discussed above under the heading "Elements of Compensation—Long-Term Equity-Based Incentive Awards," since the fiscal 2010 PSU grants to our named executive officers were intended to cover a two-year period, the target award value of those awards in the year of grant is double what it would have been if they were granted annually. As PSUs were granted in fiscal 2010, no PSUs were granted in connection with the fiscal 2011 annual LTI award. Accordingly, the allocation of the awards for our named executive officers consisted of stock options and RSUs representing 50% and 25%, respectively, of the target award values.

The following table sets forth the determinations of our Compensation Committee with respect to our named executive officers for fiscal 2011 annual LTI award targets, total award values, and the allocation between stock options and RSUs:

		Fiscal 2011 Annual LTI Award Target		Fiscal 2011 Annual LTI Award Amount[1]	
Name	**Position**	**Percentage of Base Salary**	**Total Award Value[2]**	**Stock Options (# shares)**	**RSUs (# shares)**
David L. Schlotterbeck[3]	Chairman and CEO	680%	$5,250,005	499,310	77,468
Edward J. Borkowski	Chief Financial Officer	300%	$1,320,001	125,541	19,478
Dwight Winstead[3]	Chief Operating Officer	450%	$2,514,377	239,134	37,102
Vivek Jain	President, MT&S	225%	$ 793,122	75,431	11,703
Carol L. Zilm[4]	President, IRS	— %	—	—	—

1 The fiscal 2011 annual LTI award was granted on August 16, 2010 pursuant to the LTIP. Stock options and RSUs vest over a period of three years, with 33 1/3% of the shares subject to the award vesting on each of the first three anniversaries of the grant date. Stock options granted as part of the fiscal 2011 annual LTI award have an exercise price of $22.59, the closing price of our common stock on the NYSE on the date of grant, and have a term of seven years. The share amounts for stock options are determined by dividing the award value by the grant date fair value associated with an option to purchase our common stock using a Black-Scholes-Merton valuation model. The share amounts for RSUs are determined by dividing the award value by $22.59, the closing price of our common stock on the NYSE on the date of grant.

2 PSUs were granted in fiscal 2010, and the target award value of those awards in the year of grant is double what it would have been it they were granted annually. As PSUs were granted in fiscal 2010, no PSUs were granted in connection with the fiscal 2011 annual LTI award. Accordingly, the allocation of the awards for our named executive officers consisted of stock options and RSUs representing 50% and 25%, respectively, of the target award values.

3 Messrs. Schlotterbeck and Winstead meet the eligibility requirements for retirement under the terms of the LTIP. Pursuant to the agreements for Mr. Schlotterbeck's awards, Mr. Schlotterbeck's rights to the stock options and RSUs subject to the fiscal 2011 annual LTI award vested in full upon grant; provided, however, that the awards will only become exercisable or payable, as the case may be, in accordance with their original vesting schedules. Pursuant to the agreements for Mr. Winstead's awards, Mr. Winstead's rights to the stock options and RSUs subject to the fiscal 2011 annual LTI award will vest in full six months following the grant date; provided, however, that the awards will only become exercisable or payable, as the case may be, in accordance with their original vesting schedules.

4 Ms. Zilm did not receive a fiscal 2011 annual LTI award due to her announced departure effective September 16, 2010.

In addition to the fiscal 2011 annual LTI award, the Compensation Committee also approved a supplemental grant of RSUs to Mr. Schlotterbeck in August 2010. The RSUs, which were granted on August 16, 2010, had an award value of $3,000,000. Based on the closing price of our common stock on the NYSE on the date of grant, the RSUs were granted with respect to 132,802 shares. The supplemental award vests over a period of three years, with 33 1/3% of the shares subject to the award vesting on each of the first three anniversaries of the grant date. As Mr. Schlotterbeck meets the eligibility requirements for retirement under the terms of the LTIP, pursuant to the LTIP and the agreement for this award, his rights to these RSUs vested in full upon grant; provided, however, that the RSUs will only become payable in accordance with the original vesting schedule. The Compensation Committee approved the supplemental grant of RSUs to Mr. Schlotterbeck in recognition of the successful execution of the spinoff, and to provide additional value consistent with the intent of the founder's awards that were granted to the other named executive officers in connection with the spinoff. The Compensation

Committee considered that each of the other named executive officers received a founder's award with a value equal to 100% of his or her fiscal 2010 annual LTI target. In determining to award Mr. Schlotterbeck the supplemental grant of RSUs, the Committee noted that he received a retention award during fiscal 2010 with a value of $4,000,000, or approximately 57% of his fiscal 2010 annual LTI target. In awarding the supplemental grant, the Compensation Committee determined to grant the RSUs with a value of $3,000,000, or approximately 43% of his fiscal 2010 annual LTI target. In the aggregate, these awards had a value of 100% of Mr. Schlotterbeck's fiscal 2010 annual LTI target, which was consistent with the founder's awards for the other named executive officers.

Policies, Guidelines and Practices Related to Executive Compensation

Stock Ownership Guidelines. To more closely align our executive officers' and directors' interests with the interests of our stockholders, we adopted a set of stock ownership guidelines in connection with the spinoff. The stock ownership guidelines require:

- our Chief Executive Officer to accumulate and hold the number of shares of common stock valued at five times his base salary within five years after becoming an officer;
- our other executive officers to accumulate and hold the number of shares of common stock valued at three times his or her base salary within five years after becoming an officer; and
- our directors to accumulate and hold the number of shares of common stock valued at three times the annual cash retainer within three years after joining our Board of Directors.

The level of stock ownership requirements for our Chief Executive Officer in relation to our other executive officers and directors reflects the increase in scope of decision-making and responsibilities that attach to the chief executive officer position. As our executive officers and directors assumed their current roles with CareFusion in connection with the spinoff, they still have several years to accumulate the required number of shares set forth above. Accordingly, as of June 30, 2010, all our executive officers and directors were in compliance with the requirements of our stock ownership guidelines.

Potential Impact on Compensation from Executive Misconduct. Under the LTIP and MIP, we have the authority to require repayment, or subject outstanding awards to forfeiture, in certain instances of executive misconduct. These provisions are designed to prevent detrimental behavior, and permit us to recoup certain benefits in the event an executive has engaged in certain misconduct. Under the LTIP and MIP, we are authorized to seek to recover incentive compensation paid to executive officers when the payment was based on the achievement of certain financial results that were subsequently restated if the executive officer engaged in misconduct that caused or contributed to the need for the restatement of previously filed financial statements.

Under our standard stock option agreement, an unexercised option is forfeited if the holder has engaged in specified conduct, described below, while employed by us or for a period of three years following termination of employment, and we may require the holder to repay the gross option gain realized from the exercise of the options exercised within three years prior to such conduct. Under our standard RSU agreement, unvested RSUs and deferred RSUs that vested within the look-back period of the RSU agreement are forfeited if the holder has engaged in specified conduct, described below, while employed by us or for three years after termination of employment. Moreover, we may require the holder to repay the value of the RSUs settled within three years prior to such conduct. The specified conduct includes:

- disclosure or use of confidential information;
- violation of our policies;
- solicitation of business or our employees;
- disparagement;

- breach of any provision of an employment agreement or severance agreement; and
- competitive actions (during employment and for a period of 12 months following termination of employment).

We may also terminate all vested stock options if the executive's employment is terminated for cause. We may also seek damages for breach of contract or seek other equitable relief.

Equity Grant Practices. Our fiscal year ends on June 30, and we expect to grant an annual LTI award to eligible employees, including our named executive officers, on or about August 15 of each year. Last year, we determined to wait until after we had completed the spinoff to grant our annual LTI award, and as a result, we granted our fiscal 2010 annual LTI award on September 15, 2009. This year, we granted our fiscal 2011 annual LTI award on August 16, 2010. In the event of grants related to new hires, promotions, or other off-cycle awards, the grants are made on the 15th day of the month, or the first business day to follow the 15th day of the month.

Tax and Accounting Matters

Section 162(m) of the Code places a limit of $1,000,000 on the amount of compensation that we may deduct in any one year with respect to certain named executive officers. There is an exception to the $1,000,000 limitation for performance-based compensation meeting certain requirements. Our annual cash bonus awards and our long-term equity-based incentive compensation are designed generally to qualify as performance-based compensation meeting those requirements and, as such, to be fully deductible. Our compensation plans are also designed generally to provide for the payment of performance-based compensation meeting those requirements and, as such, to be fully deductible. In order to preserve the deductibility under Section 162(m) of the Code of the compensation payable under our compensation plans, we must obtain stockholder approval of these plans. The proposals included in this Proxy Statement related to the approval of the LTIP and the approval of the MIP are intended to obtain stockholder approval of these compensation plans to satisfy the requirements of Section 162(m) of the Code. If the proposals are not approved by the stockholders, we will be unable to deduct compensation amounts paid to our executive officers under these compensation plans above the $1,000,000 limitation. It is the Compensation Committee's general policy to endeavor to minimize the adverse effect of Section 162(m) of the Code on the deductibility of compensation expense; however, the Compensation Committee maintains flexibility in compensating executive officers in a manner designed to promote varying company goals.

The Compensation Committee also considers the impact of Section 409A of the Code, and the compensation plans, programs and agreements are, in general, designed to be exempt from or comply with the requirements of that section so as to avoid possible adverse tax consequences that may result from noncompliance with Section 409A.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with the Company's management. Based on this review and its discussions with management, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in our Annual Report on Form 10-K for the fiscal year ended June 30, 2010.

Submitted by the Human Resources and Compensation Committee of the Board of Directors:

Michael D. O'Halleran, Chairman
Robert F. Friel
Jacqueline B. Kosecoff, Ph.D.
Gregory T. Lucier

EXECUTIVE COMPENSATION

The following tables contain compensation information for our named executive officers for the fiscal year ended June 30, 2010. Until the completion of our spinoff from Cardinal Health on August 31, 2009, CareFusion was a wholly owned subsidiary of Cardinal Health. Accordingly, the information included below for periods prior to August 31, 2009 reflect amounts paid by Cardinal Health. The information included in the tables below should be read in conjunction with the Compensation Discussion and Analysis, which can be found on page 20 of this Proxy Statement.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards[1]	Option Awards[2]	Non-Equity Incentive Plan Compensation[3]	Change in Pension Value and Non-qualified Deferred Compensation Earnings	All Other Compensation[5]	Total
David L. Schlotterbeck	2010	$950,962	$ —	$7,249,991	$5,500,846	$2,400,000	$16,586[4]	$ 181,904	$16,300,289
Chairman and CEO	2009	$745,000	$ —	$ 983,398	$1,187,684	$ —	$13,562[4]	$ 21,912	$ 2,951,556
	2008	$741,503	$556,127	$ 956,975	$1,088,274	$ —	$12,794[4]	$ 27,941	$ 3,383,614
Edward J. Borkowski	2010	$560,000	$ —	$2,939,992	$ 840,130	$1,008,000	$ —	$1,346,842	$ 6,694,964
Chief Financial Officer	2009	$ 55,233	$ —	$ 599,987	$ 599,806	$ —	$ —	$ 500,388	$ 1,755,414
Dwight Winstead	2010	$711,202	$ —	$7,356,877	$1,676,506	$1,564,500	$ —	$ 35,690	$11,344,775
Chief Operating Officer	2009	$569,250	$ —	$ 563,545	$ 680,634	$ —	$ —	$ 17,097	$ 1,830,526
	2008	$565,884	$452,707	$ 495,034	$ 562,907	$ —	$ —	$ 23,774	$ 2,100,306
Vivek Jain	2010	$450,000	$ —	$1,771,865	$ 506,331	$ 702,675	$ —	$ 709,563	$ 4,140,434
President, MT&S	2009	$450,000	$162,000	$1,241,806	$ 224,188	$ —	$ —	$ 18,327	$ 2,096,321
Carol L. Zilm	2010	$426,400	$ —	$1,492,404	$ 426,465	$ 639,600	$ —	$ 25,934	$ 3,010,803
President, IRS	2009	$415,437	$ —	$ 409,974	$ 189,821	$ —	$ —	$ 18,748	$ 1,033,980
	2008	$405,628	$279,884	$ 254,108	$ 288,965	$ —	$ —	$ 25,422	$ 1,254,007

1 Awards for fiscal 2010 are restricted stock units (RSUs) and performance stock units (PSUs). Amounts shown reflect grant date fair value computed in accordance with Accounting Standards Codification ("ASC") Topic 718 (without regard to estimates of forfeitures related to service-based vesting), rather than an amount paid to or realized by the named executive officer. RSU awards were valued as of the grant date by multiplying the closing price of the common stock on the NYSE on that date by the number of shares subject to the awards. PSUs are displayed assuming target performance; the following amounts represent the target PSU value included in the table and the maximum potential PSU value by individual: Mr. Schlotterbeck: $3,499,990 at target, $5,249,985 at maximum; Mr. Borkowski: $839,998 at target, $1,259,996 at maximum; Mr. Winstead: $1,676,247 at target, $2,514,380 at maximum; Mr. Jain: $506,256 at target, $759,394 at maximum; Ms. Zilm: $426,398 at target, $639,608 at maximum.

2 Awards for fiscal 2010 are non-qualified stock options. Amounts shown reflect grant date fair value computed in accordance with ASC Topic 718 (without regard to estimates of forfeitures related to service-based vesting), rather than an amount paid to or realized by the named executive officer. The stock option awards were valued as of the grant date by multiplying the closing price of the common stock on the NYSE on that date by the number of shares subject to the awards, and applying a Black-Scholes-Merton value of $6.68. All options have a term of seven years.

3 Amounts represent payments under the Management Incentive Plan for fiscal 2010.

4 Represents the portion of interest credited with respect to the deferred retention bonus that exceeds 120% of the federal long-term rate for the month of November 2005. For a description of the deferred retention bonus, see "Nonqualified Deferred Compensation in Fiscal 2010."

5 The elements of compensation included in the "All Other Compensation" column for fiscal 2010 are set forth in the table below.

The amounts shown for "All Other Compensation" for fiscal 2010 include (a) contributions to the named executive's account under the Cardinal Health 401(k) Savings Plan and CareFusion 401(k) Savings Plan; (b) contributions to the named executive's account under the Cardinal Health Deferred Compensation Plan and CareFusion Deferred Compensation Plan; (c) perquisites; (d) tax reimbursements; and (e) relocation payments in the following amounts:

Name	401(k) Plan Contributions	Deferred Compensation Plan Contributions	Perquisites[1]	Tax Reimbursements	Relocation[2]	Total
David L. Schlotterbeck	$18,696	$6,046	$124,000[3]	$ 33,162[4]	$ —	$ 181,904
Edward J. Borkowski	$23,403	$5,137	$ 14,209	$293,634[5]	$1,010,459	$1,346,842
Dwight Winstead	$11,696	$9,291	$ 14,703	$ —	$ —	$ 35,690
Vivek Jain	$22,188	$4,171	$ —	$ 96,350[5]	$ 586,854	$ 709,563
Carol L. Zilm	$21,934	$4,000	$ —	$ —	$ —	$ 25,934

1 The amounts shown include the value of perquisites and other personal benefits to a named executive with an aggregate value exceeding $10,000. The incremental cost of all perquisites and personal benefits is their actual cost, except for personal use of corporate aircraft. We own and operate our own aircraft, which is used to facilitate business travel of senior executives in as safe a manner as possible and with the best use of their time. Incremental cost is (a) variable operating cost, which includes fuel per flight hour, engine reserves per flight hour (engine reserves are an accrued expense for future maintenance on the aircraft engines), average repair and maintenance costs, travel expenses for flight crew and temporary pilot costs, and actual per flight hangar and parking ramp fees, landing fees, catering and miscellaneous handling charges for flights that actually transport executives. Fixed costs, such as flight crew salaries, wages and other employment costs, employee seminars and training, depreciation, building/hangar rent, aircraft lease expense, utilities, general liability insurance and other insurance costs, are not included in the calculation of incremental cost because we incur these expenses regardless of the personal use of the corporate aircraft by the executives. No tax reimbursements are provided to any of our executives for taxes on income attributed to their personal use or immediate family members' personal use of corporate aircraft. Personal use for fiscal 2010 was as follows: Mr. Schlotterbeck: $80,842; Mr. Borkowski: $14,209; Mr. Winstead: $14,703. Pursuant to the terms of Mr. Schlotterbeck's employment agreement, he is entitled to use the corporate aircraft at Company expense for personal travel up to $100,000 per fiscal year.

2 In anticipation of the spinoff, Cardinal Health entered into an offer letter with Mr. Jain when he agreed to leave his existing position with Cardinal Health to join CareFusion. The offer letter provided for relocation benefits under the Cardinal Health executive relocation policy in connection with Mr. Jain's relocation to San Diego from Ohio. In addition, Cardinal Health entered into an offer letter with Mr. Borkowski that provided an overall compensation package to recruit Mr. Borkowski, who joined CareFusion as Chief Financial Officer in May 2009. Pursuant to Mr. Borkowski's offer letter, he was eligible for benefits under the Cardinal Health executive relocation policy in connection with his relocation to San Diego from Pennsylvania. The amounts set forth above reflect relocation benefits provided to Messrs. Borkowski and Jain related to commuting expenses, temporary living expenses, home sale expenses and loss on sale, household goods moving and storage, and cost of living adjustments.

3 Includes $1,056 for home security. Also includes $42,102 for legal fees associated with the negotiation of Mr. Schlotterbeck's employment agreement.

4 Tax reimbursement represents amounts paid related to the payment of legal fees associated with the negotiation of Mr. Schlotterbeck's employment agreement.

5 Tax reimbursements represent amounts paid related to certain relocation benefits provided to Messrs. Borkowski and Jain.

Employment Agreements and Other Employment Arrangements

David L. Schlotterbeck. On August 31, 2009, in connection with the spinoff, we entered into an employment agreement with Mr. Schlotterbeck. The agreement is for a term of approximately three years, ending on the date of our annual meeting of stockholders next following August 31, 2012. During the term of the agreement, Mr. Schlotterbeck will serve as our Chairman and Chief Executive Officer. The agreement provides that, during the term of the agreement, Mr. Schlotterbeck will receive an annual base salary of not less than $1,000,000 and be eligible for a target annual bonus of 120% of his annual base salary payable based on performance objectives to be determined by our Compensation Committee in consultation with Mr. Schlotterbeck. The Compensation Committee has the discretion to require Mr. Schlotterbeck to repay any bonus payments that it determines were not actually earned due to a material accounting restatement within three years after payment (other than a restatement due to a change in accounting policy or simple error), fraud, gross negligence or intentional misconduct, or certain deliberate misrepresentations of financial performance. Mr. Schlotterbeck is eligible to participate in our 401(k) Savings Plan, Deferred Compensation Plan, welfare benefit programs, fringe benefits and perquisite programs, and will be given paid vacation, in accordance with plans and policies in effect for other senior executives. During the employment period, he and his immediate family may use our corporate aircraft for personal travel at company expense, subject to availability, up to a value of $100,000 per fiscal year. Any use in excess of this value must be approved by the Compensation Committee in advance. Mr. Schlotterbeck was reimbursed for legal fees and expenses incurred in connection with the negotiation of his employment agreement.

Pursuant to the agreement, Mr. Schlotterbeck was granted a retention equity award on September 15, 2009 comprised of stock options having a grant value of $2,000,000 and RSUs having a grant value of $2,000,000. These awards were intended to aid in our retention of Mr. Schlotterbeck, and they vest over a period of three years, with 33 ⅓% of the shares subject to the awards vesting on August 31, 2012, 2013 and 2014, provided Mr. Schlotterbeck remains with the Company for the length of the employment period under his agreement. If prior to August 31, 2012, Mr. Schlotterbeck's employment is terminated by the Company without "cause" or by Mr. Schlotterbeck for "good reason" (each as defined in the agreement), or upon Mr. Schlotterbeck's death or disability, any unvested portion of the retention awards shall immediately vest in full; provided, however, that the awards that become vested as a result of Mr. Schlotterbeck's termination by the Company without "cause" or termination by Mr. Schlotterbeck for "good reason" will only become exercisable or payable, as the case may be, in equal installments on his date of termination and the next two anniversaries of the termination. If Mr. Schlotterbeck's employment is terminated for any other reason prior to the end of the term of the agreement, the retention awards shall not vest and shall be forfeited.

The agreement also establishes that Mr. Schlotterbeck shall be eligible to receive annual equity awards as determined in the discretion of the Board of Directors on the recommendation of the Compensation Committee, except that his fiscal 2010 annual LTI award was to be granted with a total value of not less than $7,000,000. Pursuant to the agreement, Mr. Schlotterbeck also agreed to a number of restrictive covenants during a maximum two year period after his termination of employment. We believe that the terms of the employment agreement with Mr. Schlotterbeck are commensurate with his role and responsibilities for CareFusion following the spinoff. The agreement also establishes the amount of severance payments to be paid in connection with a termination of Mr. Schlotterbeck's employment during the term of the agreement, as discussed below under the heading "Potential Payments on Termination or Change in Control." In addition, the agreement provides that if payments under the agreement would subject Mr. Schlotterbeck to an excise tax under Sections 4999 and 280G of the Code as a result of a change in control, we will pay Mr. Schlotterbeck an additional payment, sufficient to cover the excise tax that may be imposed with respect to such change in control payments, as well as any applicable federal and state income tax on such additional payment (but excluding any income taxes and penalties imposed pursuant to Section 409A), such that Mr. Schlotterbeck is fully reimbursed for the net after tax cost of such excise tax.

In addition to his employment agreement with us, Mr. Schlotterbeck is party to a retention agreement with our subsidiary CareFusion 303, Inc. Mr. Schlotterbeck entered into the agreement on August 31, 2004, following the acquisition by Cardinal Health of ALARIS Medical Systems, Inc. Pursuant to the agreement, as amended, if at any time after June 28, 2006, Mr. Schlotterbeck voluntarily terminates his employment for any reason or no reason with or without notice, he is entitled to a severance payment equal to his annual base salary, plus a pro-rated annual bonus payment and a pro-rated cash payout under any then-applicable cash incentive plan in which he is then participating.

Dwight Winstead. On October 15, 2009, we entered into a retention agreement with Mr. Winstead. The agreement is for a term of three years, ending on October 15, 2012. Pursuant to the agreement, Mr. Winstead was granted a retention equity award on October 15, 2009 comprised of RSUs having a grant value of $1,490,000. This award was intended to aid in our retention of Mr. Winstead, and it vests over a period of three years, with 33 1/3% of the shares subject to the award vesting on October 15, 2012, 2013 and 2014, provided Mr. Winstead remains with the Company for the length of the employment period under his agreement. If prior to October 15, 2012, Mr. Winstead's employment is terminated by the Company without "cause" or by Mr. Winstead for "good reason" (each as defined in the agreement), or upon Mr. Winstead's death or disability, any unvested RSUs shall immediately vest in full. If Mr. Winstead's employment is terminated for any other reason prior to October 15, 2012, the RSUs shall not vest and shall be forfeited. Pursuant to the agreement, Mr. Winstead also agreed to a number of restrictive covenants during the period ending on the last day of the 24-month period after the date of termination of employment.

The agreement also establishes the amount of severance payments to be paid in connection with a termination of Mr. Winstead's employment during the term of the agreement, as discussed below under the heading "Potential Payments on Termination or Change in Control." If Mr. Winstead's employment is terminated by the Company without "cause" or by Mr. Winstead for "good reason," Mr. Winstead shall be entitled to receive any accrued and unpaid salary and bonus, a pro-rated bonus for the year of termination and a supplemental cash severance payment. The amount of the supplemental severance payment will be the sum of Mr. Winstead's then annual base salary plus (i) his then target annual bonus opportunity, if the notice of termination is provided prior to October 15, 2011 or (ii) the average of his actual annual bonus paid in the two prior fiscal years, if the notice of termination is provided after October 15, 2011 and on or before October 15, 2012. Any supplemental severance payment payable under the retention agreement will be paid in equal installments over a period of one year following termination. The RSUs discussed above will also become immediately vested if Mr. Winstead is terminated without "cause" or if he terminates his employment with us for "good reason."

Edward J. Borkowski. On May 11, 2009, Cardinal Health entered into an offer letter with Mr. Borkowski in connection with the recruitment of Mr. Borkowski to join CareFusion as Chief Financial Officer. The terms of the offer letter included an overall compensation package intended to attract and retain Mr. Borkowski as our Chief Financial Officer. In connection with the spinoff, we assumed the obligations of Cardinal Health under the offer letter. The offer letter provides for an annual base salary of $560,000 and a target annual cash bonus incentive of 90% of his base salary. Cardinal Health also paid Mr. Borkowski a cash sign-on bonus of $500,000, which he was required to repay if he voluntarily terminated his employment without good reason within 12 months of his start date. In May 2009, the Cardinal Health Compensation Committee approved an award to Mr. Borkowski of stock options with a value of $600,000 and RSUs with a value of $600,000 in connection with his employment as Chief Financial Officer of CareFusion. The stock options and RSUs were granted on June 15, 2009, and vest over a period of three years, with 33 1/3% of the shares subject to the awards vesting on June 15, 2010, 2011 and 2012. These RSUs and stock options will become immediately vested if Mr. Borkowski's employment is terminated without "cause" or if Mr. Borkowski terminates his employment for "good reason" (each as defined in the offer letter). These grants provided Mr. Borkowski an immediate ownership stake in, and incentive to join, CareFusion. The offer letter also established that Mr. Borkowski's fiscal 2010 annual LTI award was to be granted with a target value of $1,680,000. In addition, the offer letter provided for relocation benefits under the Cardinal Health executive relocation policy in connection with his relocation to San Diego from Pennsylvania. Pursuant to the offer letter, Mr. Borkowski also agreed to a number of restrictive covenants during the period ending on the last day of the 24-month period after the date of termination of employment.

The offer letter also establishes the amount of severance payments to be paid in connection with a termination of Mr. Borkowski's employment, as discussed below under the heading "Potential Payments on Termination or Change in Control." If Mr. Borkowski's employment is terminated by the Company without "cause" or if he terminates his employment with us for "good reason," (a) on or before May 26, 2012, Mr. Borkowski shall be entitled to receive severance equal to 1.9 times his annual base salary and (b) after

May 26, 2012, Mr. Borkowski shall be entitled to receive severance equal to his annual base salary plus the average of the payouts of his actual annual cash bonus awards for the previous two years. Any severance payment payable under the offer letter will be paid in equal installments over a period of one year following termination. The RSUs and stock options described above also will become immediately vested if Mr. Borkowski is terminated without "cause" or if he terminates his employment with us for "good reason."

Vivek Jain. Mr. Jain was hired by Cardinal Health as Executive Vice President—Corporate Development and Business Strategy in August 2007. In November 2008, in anticipation of the proposed spinoff, Mr. Jain accepted the position of President of the Medical Technologies and Services segment of Cardinal Health and agreed to relocate to San Diego. In connection with taking this new assignment based in San Diego, Cardinal Health entered into an offer letter with Mr. Jain. In connection with the spinoff, we assumed the obligations of Cardinal Health under the offer letter. The offer letter provides that Mr. Jain's annual base salary, annual incentive target and long-term incentive target will remain the same in his new role. Accordingly, the offer letter provides for an annual base salary of $450,000 and a target annual cash bonus incentive of 90% of his base salary. The offer letter also established that Mr. Jain's fiscal 2010 annual LTI award was to be granted with a target value of $1,012,500. In addition, the offer letter provided for relocation benefits under the Cardinal Health executive relocation policy in connection with his relocation to San Diego from Ohio.

The offer letter also establishes the amount of severance payments to be paid in connection with a termination of Mr. Jain's employment under certain circumstances, as discussed below under the heading "Potential Payments on Termination or Change in Control." If Mr. Jain's employment is terminated by the Company without "cause," he shall be entitled to receive severance equal to his annual base salary plus the average of the payouts of his actual annual cash bonus awards for the previous two years. In the event Mr. Jain's employment is terminated by the Company within 15 months after the spinoff, he will also be entitled to an extension of the period to exercise any stock options that are vested as of the date of termination. Upon such a termination, he will be allowed to exercise vested stock options for a period of two years following termination.

Grants of Plan-Based Awards for Fiscal 2010

The following table supplements the Summary Compensation Table by providing additional information about plan-based compensation for fiscal 2010:

Name	Grant Date	Estimated Potential Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Potential Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of CareFusion Stock or Units[3]	All Other Option Awards: Number of Securities Underlying CareFusion Options[4]	Exercise or Base Price of Option Awards[5]	Grant Date Fair Value of Stock and Option Awards
		Threshold	Target	Maximum	Threshold	Target	Maximum				
David L. Schlotterbeck											
MIP	7/1/2009	$0	$1,200,000	$2,400,000							
Stock Options	9/15/2009[6]								823,480	$20.71	$5,500,846
RSUs	9/15/2009[6]							181,072			$3,750,001
PSUs	9/15/2009				0	169,000	253,500				$3,499,990
Edward J. Borkowski											
MIP	7/1/2009	$0	$ 504,000	$1,008,000							
Stock Options	9/15/2009								125,768	$20.71	$ 840,130
RSUs	9/15/2009							101,400			$2,099,994
PSUs	9/15/2009				0	40,560	60,840				$ 839,998
Dwight Winstead											
MIP	7/1/2009	$0	$ 745,000	$1,490,000							
Stock Options	7/20/2009[7,8]								15,897	$17.77	$ 0
Stock Options	9/15/2009[9]								250,974	$20.71	$1,676,506
RSUs	9/15/2009[9]							202,348			$4,190,627
RSUs	10/15/2009[10]							65,151			$1,490,003
PSUs	9/15/2009				0	80,939	121,409				$1,676,247
Vivek Jain											
MIP	7/1/2009	$0	$ 405,000	$ 810,000							
Stock Options	7/20/2009[7,11]								6,876	$17.77	$ 0
Stock Options	9/15/2009								75,798	$20.71	$ 506,331
RSUs	9/15/2009							61,111			$1,265,609
PSUs	9/15/2009				0	24,445	36,668				$ 506,256
Carol L. Zilm											
MIP	7/1/2009	$0	$ 319,800	$ 639,600							
Stock Options	7/20/2009[7,12]								3,629	$17.77	$ 0
Stock Options	9/15/2009								63,842	$20.71	$ 426,465
RSUs	9/15/2009							51,473			$1,066,006
PSUs	9/15/2009				0	20,589	30,884				$ 426,398

1 This information relates to award opportunities granted during fiscal 2010 under the MIP with respect to fiscal 2010 performance. The threshold, target and maximum potential payout amounts reflect 0%, 100% and 200% of target, respectively, based on achievement of Company-wide and business performance goals. The MIP provides that payouts may be increased or decreased at the discretion of the Compensation Committee based on individual performance using a multiplier of between 0-150%. For a discussion of the MIP, see "Executive Compensation—Compensation Plans."

2 This information relates to performance stock units (PSUs) granted during fiscal 2010 under the LTIP in connection with the fiscal 2010 annual LTI award. The threshold, target and maximum potential payout amounts reflect 0%, 100% and 150% of target, respectively. The PSUs were granted based on a target number of shares, with the actual payout of shares of our common stock ranging from 0% - 150% of the target based on the achievement of performance goals. The PSU performance goals were designed based on the achievement of a target two-year average cash flow goal after the third fiscal year from the date of grant. If the two-year average cash flow goal is met after the first two years from grant, the PSUs will vest as to 150% of the target number of shares. If the two-year average cash flow goal is met after the fourth fiscal year from the date of grant, the PSUs will vest as to 50% of the target number of shares. Otherwise, if the goal is met any later, none of the PSUs will vest and they will expire. For a discussion of PSUs, see below under the heading "Compensation Plans."

3 Unless otherwise noted, all stock awards (a) are RSUs granted during the fiscal year, (b) are granted under the LTIP, and (c) vest as to 33 1/3% of the shares subject to the award over a period of three years.

4 Unless otherwise noted, all stock option awards (a) are nonqualified stock options granted during the fiscal year, (b) are granted under the LTIP, (c) vest as to 33 1/3% of the shares subject to the award over a period of three years, and (d) have a term of seven years.

5 Options have an exercise price equal to the closing price of CareFusion common stock on the NYSE on the grant date.

6 As Mr. Schlotterbeck meets the eligibility requirements for retirement under the terms of the LTIP, pursuant to the LTIP and the agreements for Mr. Schlotterbeck's awards, Mr. Schlotterbeck's rights to the 524,033 stock options and 84,500 RSUs subject to the fiscal 2010 annual LTI award vested in full upon grant; provided, however, that the awards will only become exercisable or payable, as the case may be, in accordance with their original vesting schedules. The 299,447 stock options and 96,572 RSUs that were granted to Mr. Schlotterbeck as retention equity awards pursuant to his employment agreement are not subject to the retirement provision of the LTIP. These awards vest over a period of three years, with 33 1/3% of the shares subject to the awards vesting on August 31, 2012, 2013 and 2014, provided Mr. Schlotterbeck remains with the Company for the length of the employment period under his agreement.

[7] These stock options were received by the named executive officer in connection with Cardinal Health's voluntary stock option exchange program, which was approved by its shareholders on June 23, 2009. This program, which was conducted prior to the spinoff, but during our fiscal 2010, allowed participants to exchange Cardinal Health stock options with exercise prices substantially above the then current grant price for a lesser number of Cardinal Health stock options with a lower exercise price. Pursuant to this program, options to purchase shares of Cardinal Health were surrendered in exchange for new stock options to purchase shares of Cardinal Health, which were granted on July 20, 2009. In connection with the spinoff, these new Cardinal Health stock options converted into options to purchase shares of CareFusion common stock, each with an exercise price of $17.77 per share.

[8] The vesting schedule for the stock options received in the option exchange program is as follows: 13,733 vest on July 20, 2010 and 2,164 vest on August 15, 2010. Expiration dates range from July 20, 2012 to August 15, 2014.

[9] As Mr. Winstead meets the eligibility requirements for retirement under the terms of the LTIP, pursuant to the LTIP and the agreements for these awards, Mr. Winstead's rights to these stock options and RSUs vested in full six months following the grant date; provided, however, that the awards will only become exercisable or payable, as the case may be, in accordance with their original vesting schedules.

[10] These RSUs were granted as a retention award pursuant to our retention agreement with Mr. Winstead and are not subject to the retirement provision of the LTIP. These RSUs vest over a period of three years, with 33 ⅓% of the shares subject to the award vesting on October 15, 2012, 2013 and 2014, provided Mr. Winstead remains with the Company for the length of the employment period under his agreement.

[11] The vesting schedule for the stock options received in the option exchange program is as follows: 4,607 vest on July 20, 2010 and 2,269 vest on September 17, 2010. Expiration date is September 17, 2014.

[12] The vesting schedule for the stock options received in the option exchange program is as follows: 2,820 vest on July 20, 2010 and 809 vest on August 15, 2010. Expiration dates range from January 16, 2013 to August 15, 2014.

Compensation Plans

Management Incentive Plan. In connection with the spinoff, the Compensation Committee adopted the MIP, which provides for cash bonus awards to eligible employees, including our named executive officers. The MIP is intended to advance the interests of the Company and its stockholders by providing our executive officers and other key employees with an annual bonus incentive to achieve strategic objectives of the Company and its subsidiaries; focus our executive officers and other key employees on key measures that drive superior financial and management performance and that result in enhanced value of the Company; provide compensation opportunities that are externally competitive and internally consistent with the Company's strategic objectives and total reward strategies; and provide bonus opportunities that reward our executive officers and other employees who are in positions to make significant contributions to the overall success of the Company and its subsidiaries.

As discussed above in the Compensation Discussion and Analysis, our Compensation Committee established company-wide MIP performance goals for fiscal 2010 based upon EBIT. In addition, the MIP performance goals used Cash Flow as a modifier so that, depending on our level of Cash Flow during fiscal 2010, it would result in an increase or decrease of up to 20% in the amount of the MIP payout. Under the MIP, our Compensation Committee establishes performance criterion during the first three months of each fiscal year. For fiscal 2010, our Compensation Committee established the overall company performance criterion of $237 million of EBIT, which must be satisfied before any payout can be made to our named executive officers under the MIP. This performance criterion is designed to allow payments under the MIP to be performance-based compensation under the Code and to be fully tax deductible. Our Compensation Committee approved a MIP payout curve that established different MIP payouts for the achievement of different EBIT and Cash Flow targets. For fiscal 2010, our named executive officers were eligible to receive a cash award of 0-200% of the executive's MIP target, based on the achievement of EBIT and Cash Flow targets. Under the MIP payout curve, if an EBIT target is achieved, but the minimum Cash Flow target is not achieved, the MIP payout at the EBIT target would be decreased by 20%. Similarly, if an EBIT target is achieved, and the maximum Cash Flow target is achieved, the MIP payout at the EBIT target would be increased by 20%. Based on our EBIT and Cash Flow performance, our company-wide MIP payout was at the maximum amount of 200% for fiscal 2010. In addition, the MIP provides that payouts may be increased or decreased at the discretion of the Compensation Committee based on individual performance using a multiplier of between 0-150%.

Long-Term Incentive Plan. Prior to the spinoff, Cardinal Health, in its capacity as our sole stockholder, approved the LTIP. The LTIP permits the issuance of long-term incentive awards to our employees, directors and employees of our subsidiaries to encourage such personnel to act in the stockholders' interest and share in the Company's success. Awards under the LTIP may be made in the form of stock options, restricted stock, RSUs, performance cash, PSUs and other equity-based awards. The LTIP is also intended to assist the Company in attracting and retaining individuals who are expected to make important contributions to the Company. As set forth in the "Grants of Plan-Based Awards for Fiscal 2010" table above, during fiscal 2010 we granted nonqualified stock options, RSUs, and PSUs to our named executive officers.

In addition, the LTIP provides for the grant of replacement awards ("Replacement Awards") in accordance with the terms of the employee matters agreement (the "Employee Matters Agreement") entered into with Cardinal Health in connection with the spinoff. As discussed below under the heading "Adjustments to Equity Awards in connection with the Spinoff," the Employee Matters Agreement addresses, among other things, the mechanism for the conversion and adjustment of equity awards (including stock options, stock appreciation rights and RSUs) in connection with the spinoff into Replacement Awards based on Cardinal Health common shares and/or our common stock, as applicable. In connection with the spinoff, our named executive officers received Replacement Awards with respect to their outstanding Cardinal Health equity-based awards, which are reflected in the "Outstanding Equity Awards at Fiscal Year-End for Fiscal 2010" table below.

Outstanding Equity Awards at Fiscal Year-End for Fiscal 2010

The following table shows the number of CareFusion shares underlying exercisable and unexercisable stock options and unvested RSUs and PSUs held by our named executive officers on June 30, 2010:

	Option Awards				Stock Awards			
Name	**Number of Securities Underlying Unexercised Options – Exercisable**	**Number of Securities Underlying Unexercised Options – Unexercisable[1]**	**Option Exercise Price**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested**	**Market Value of Shares or Units of Stock That Have Not Vested[2]**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[2]**
David L. Schlotterbeck	120,344	—	$25.09	08/23/2014				
	4,233	1,412[3]	$37.70	08/15/2013				
	20,051	10,027[4]	$38.23	08/15/2014				
	49,728	99,456[5]	$31.90	08/15/2015				
	—	524,033[6,*]	$20.71	09/15/2016				
	—	299,447[7,*]	$20.71	09/15/2016				
	—	—	—	—	101,177[8,9]	$2,296,718	169,000[9,10]	$3,836,300
Edward J. Borkowski	51,213	102,431[11]	$17.09	06/15/2016				
	—	125,768[6,*]	$20.71	09/15/2016				
	—	—	—	—	124,809[12]	$2,833,164	40,560[10,12]	$ 920,712
Dwight Winstead	—	1,168[13,14]	$17.77[13,14]	07/20/2012				
	—	1,809[13,14]	$17.77[13,14]	11/18/2012				
	—	4,405[13,14]	$17.77[13,14]	11/17/2013				
	—	813[13,14]	$17.77[13,14]	05/17/2014				
	—	4,728[3,13,14]	$17.77[13,14]	08/15/2013				
	—	2,974[4,13,14]	$17.77[13,14]	08/15/2014				
	19,678	—	$25.09	08/23/2014				
	28,498	56,996[5]	$31.90	08/15/2015				
	—	250,974[6,*]	$20.71	09/15/2016				
	—	—	—	—	67,784[15,16]	$1,538,697	80,939[10,16]	$1,837,315
Vivek Jain	—	6,876[13,17]	$17.77[13,17]	09/17/2014				
	9,386	18,774[5]	$31.90	08/15/2015				
	—	75,798[6,*]	$20.71	09/15/2016				
	—	—	—	—	74,917[18]	$1,700,616	24,445[10,18]	$ 554,902
Carol L. Zilm	—	886[13,19]	$17.77[13,19]	01/16/2013				
	—	1,216[13,19]	$17.77[13,19]	08/15/2013				
	—	1,527[13,19]	$17.77[13,19]	08/15/2014				
	7,947	15,896[5]	$31.90	08/15/2015				
	—	63,842[6,*]	$20.71	09/15/2016				
	—	—	—	—	60,673[20]	$1,377,277	20,589[10,20]	$ 467,370

* Indicates the option grants during fiscal 2010 which are reported in the "Grants of Plan-Based Awards for Fiscal 2010" table.

1 Messrs. Schlotterbeck and Winstead meet the eligibility requirements for retirement under the terms of the LTIP. As discussed above, due to their retirement eligibility, rights to certain of the stock options granted to Messrs. Schlotterbeck and Winstead have vested in full; provided, however, that the stock options will only become exercisable in accordance with their original vesting schedules. Accordingly, these stock options are reflected in the table above as unexercisable.

2 The market value is equal to the product of $22.70, the closing price of CareFusion's common stock on the NYSE on June 30, 2010, and the number of unvested CareFusion RSUs or PSUs, as applicable.

3 The options were granted on August 15, 2006 and vest over a period of four years, with 25% of the shares subject to the award vesting on each of the first four anniversaries of the grant date.

4 The options were granted on August 15, 2007 and vest over a period of three years, with 33 ⅓% of the shares subject to the award vesting on each of the first three anniversaries of the grant date.

5 The options were granted on August 15, 2008 and vest over a period of three years, with 33 ⅓% of the shares subject to the award vesting on each of the first three anniversaries of the grant date.

6 The options were granted on September 15, 2009 and vest over a period of three years, with 33 ⅓% of the shares subject to the award vesting on each of the first three anniversaries of the grant date.

7 The options were granted on September 15, 2009 and vest over a period of three years, with 33 ⅓% of the shares subject to the award vesting on each of August 31, 2012, 2013 and 2014.

8 As discussed above, due to Mr. Schlotterbeck's retirement eligibility under the LTIP and pursuant to the terms of the agreement for the RSUs granted to Mr. Schlotterbeck as part of the fiscal 2010 annual LTI award, his rights to these RSUs vested in full upon grant; provided, however, that the award will only become payable in accordance with its original vesting schedule. As rights to these RSUs have vested, they are not reflected in the table above. As the 96,572 RSUs granted to Mr. Schlotterbeck as part of his retention equity award are not subject to the retirement provisions of the LTIP, no rights to these RSUs have vested, and accordingly, these RSUs are reflected in the table above. These RSUs will vest as to 32,197 shares on August 31, 2012; 32,187 shares on August 31, 2013, and 32,188 shares on August 31, 2014. In addition, pursuant to the terms of the agreements for RSUs granted to Mr. Schlotterbeck as Replacement Awards (with respect to awards previously granted under Cardinal Health equity plans), upon retirement eligibility, such RSUs vest pro-rata based on the number of days of continued employment over the vesting period. As of June 30, 2010, an aggregate of 4,605 RSUs subject to these Replacement Awards had not vested and are reflected in the table above. These awards will be vested in full on August 15, 2011.

9 Includes 96,572 RSUs and 169,000 PSUs granted during fiscal 2010, which are also reported in the "Grants of Plan-Based Awards for Fiscal 2010" table.

10 Reflects PSUs granted on September 15, 2009 as part of the fiscal 2010 annual LTI award, based on the target number of shares subject to the award. These PSUs were granted based on the achievement of a target two-year average cash flow, with a payout amount that varies based on when the performance goal is achieved. If the performance goal is achieved at the end of the second year, 150% of the target number of shares subject to the PSUs are earned and delivered; if the performance goal is achieved at the end of the third year, 100% of the target number of shares subject to the PSUs are earned and delivered; if the performance goal is achieved at the end of the fourth year, 50% of the target number of shares subject to the PSUs are earned and delivered; if the performance goal is not achieved by the end of the fourth year, no PSUs are earned and the grant is forfeited.

11 The options were granted on June 15, 2009 and vest over a period of three years, with 33 ⅓% of the shares subject to the award vesting on each of the first three anniversaries of the grant date.

12 Includes 101,400 RSUs and 40,560 PSUs granted during fiscal 2010, which are also reported in the "Grants of Plan-Based Awards for Fiscal 2010" table. The RSUs will vest as follows: 33,800 shares on September 15, 2010; 11,704 shares on June 15, 2011; 33,800 shares on September 15, 2011; 11,705 shares on June 15, 2012; and 33,800 shares on September 15, 2012.

13 These stock options were received in connection with Cardinal Health's voluntary stock option exchange program, which was approved by its shareholders on June 23, 2009. This program, which was conducted prior to the spinoff, but during our fiscal 2010, allowed participants to exchange Cardinal Health stock options with exercise prices substantially above the then current grant price for a lesser number of Cardinal Health stock options with a lower exercise price. Pursuant to this program, options to purchase shares of Cardinal Health were surrendered in exchange for new stock options to purchase shares of Cardinal Health, which were granted on July 20, 2009. In connection with the spinoff, these new Cardinal Health stock options converted into options to purchase shares of CareFusion common stock, each with an exercise price of $17.77 per share.

14 The vesting schedule for the exchanged stock options is as follows: 13,733 vest on July 20, 2010 and 2,164 vest on August 15, 2010.

15 As discussed above, due to Mr. Winstead's retirement eligibility under the LTIP and the terms of the agreements for the RSUs granted to Mr. Winstead as part of the fiscal 2010 annual LTI award and the founder's award, his rights to these RSUs vested in full six months following the grant date; provided, however, that the awards will only become payable in accordance with their original vesting schedules. As rights to these RSUs have vested, they are not reflected in the table above. As the 65,151 RSUs granted to Mr. Winstead as part of his retention equity award are not subject to the retirement provisions of the LTIP, no rights to these RSUs have vested, and accordingly, these RSUs are reflected in the table above. These RSUs will vest as to 21,721 shares on October 15, 2012; 21,715 shares of October 15, 2013; and 21,715 shares on October 15, 2014. In addition, pursuant to the terms of the agreements for restricted stock granted to Mr. Winstead as Replacement Awards (with respect to awards previously granted under Cardinal Health equity plans), upon retirement eligibility, such restricted stock vests pro-rata based on the number of days of continued employment over the vesting period. As of June 30, 2010, an aggregate of 2,633 shares subject to these Replacement Awards had not vested and are reflected in the table above. These awards will be vested in full on August 15, 2011.

16 Includes 65,151 RSUs and 80,939 PSUs granted during fiscal 2010, which are also reported in the "Grants of Plan-Based Awards for Fiscal 2010" table.

17 The vesting schedule for the exchanged stock options is as follows: 4,607 vest on July 20, 2010 and 2,269 vest on September 17, 2010.

[18] Includes 61,111 RSUs and 24,445 PSUs granted during fiscal 2010, which are also reported in the "Grants of Plan-Based Awards for Fiscal 2010" table. The RSUs will vest as follows: 5,819 shares on August 15, 2010; 20,370 shares on September 15, 2010; 2,167 shares on September 17, 2010; and 5,820 shares on August 15, 2011; 20,370 shares on September 15, 2011; and 20,371 shares on September 15, 2012.

[19] The vesting schedule for the exchanged stock options is as follows: 2,820 vest on July 20, 2010 and 809 vest on August 15, 2010.

[20] Includes 51,473 RSUs and 20,589 PSUs granted during fiscal 2010, which are also reported in the "Grants of Plan-Based Awards for Fiscal 2010" table. The RSUs will vest as follows: 4,915 shares on August 15, 2010; 17,157 shares on September 15, 2010; 4,285 shares on August 15, 2011; 17,158 shares on September 15, 2011; and 17,158 shares on September 15, 2012.

Adjustments to Equity Awards in connection with the Spinoff. In connection with the spinoff, we entered into the Employee Matters Agreement with Cardinal Health, which governs our compensation and employee benefit obligations following the spinoff with respect to our current and former employees. The Employee Matters Agreement addresses, among other things, the mechanism for the conversion and adjustment of equity awards (including stock options, stock appreciation rights and RSUs) in connection with the spinoff into Replacement Awards based on Cardinal Health common shares and/or our common stock, as applicable. For purposes of the vesting of the Replacement Awards, continued employment or service with Cardinal Health, or with us, will be treated as continued employment for purposes of both Cardinal Health's and our equity awards. Under the Employee Matters Agreement and in connection with the spinoff:

- each stock option granted on or prior to September 26, 2007, was converted into an adjusted Cardinal Health stock option and a CareFusion stock option. The exercise prices of the CareFusion stock option and the adjusted Cardinal Health stock option and the number of shares subject to each such stock option reflected a mechanism that was intended to preserve the intrinsic value of the original Cardinal Health stock option;
- each stock option granted after September 26, 2007, to an executive or director who joined CareFusion in connection with the separation was replaced with a CareFusion stock option, subject to an adjustment mechanism intended to preserve the intrinsic value of such stock option. For purposes of the conversion of the Cardinal Health stock options, the date of grant of stock options granted to Messrs. Winstead and Jain and Ms. Zilm in the voluntary stock option exchange program were deemed to be the date on which the stock options for which they were exchanged were initially granted;
- each RSU and restricted share award granted on or prior to September 26, 2007 or granted on October 15, 2008, in connection with the announcement of the spinoff, received for the unvested portion thereof, in connection with the spinoff, CareFusion RSUs, as applicable, representing the right to receive 0.5 shares of CareFusion common stock for each Cardinal Health common share subject to the award. The underlying Cardinal Health RSUs remain in effect unadjusted; and
- each Cardinal Health RSU and restricted stock award granted to an executive or director who joined CareFusion in connection with the spinoff, other than as described in the foregoing bullet, was replaced with a number of CareFusion RSUs, as applicable, intended to preserve the fair market value of the awards.

The adjusted Cardinal Health stock options and RSUs and the Replacement Awards that a holder received in connection with the spinoff were subject to substantially the same terms, vesting conditions and other restrictions, if any, that were applicable prior to the spinoff.

Mr. Winstead, Mr. Jain and Ms. Zilm also received Replacement Awards with respect to stock options that they received in connection with Cardinal Health's voluntary stock option exchange program. As discussed above in the Compensation Discussion and Analysis, this program, which was conducted prior to the spinoff, but during our fiscal 2010, allowed participants to exchange Cardinal Health stock options with exercise prices substantially above the then current grant price for a lesser number of Cardinal Health stock options with a lower exercise price. Named executive officers in the Cardinal Health 2008 proxy statement were not eligible to participate in the option exchange program, therefore Mr. Schlotterbeck was not eligible to participate. Pursuant to this program, each of Mr. Winstead, Mr. Jain and Ms. Zilm surrendered options to purchase shares of Cardinal

Health in exchange for new stock options to purchase shares of Cardinal Health, which were granted on July 20, 2009. In connection with the spinoff, these new Cardinal Health stock options converted into options to purchase shares of CareFusion common stock with respect to 15,897 shares for Mr. Winstead, 6,876 shares for Mr. Jain and 3,629 shares for Ms. Zilm, each with an exercise price of $17.77 per share. Mr. Borkowski did not have any option grants that were eligible to exchange per the terms of the program.

Option Exercises and Stock Vested for Fiscal 2010

The following table shows stock options exercised and stock awards vested for fiscal 2010. As set forth below, none of our named executive officers exercised stock options during this period.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting[1]
David L. Schlotterbeck	—	$—	107,635[2,3]	$2,220,044
Edward J. Borkowski	—	$—	11,704	$ 299,037
Dwight Winstead	—	$—	239,564[2,4]	$5,931,630
Vivek Jain	—	$—	17,012[2]	$ 388,689
Carol L. Zilm	—	$—	7,803[2]	$ 145,944

1 Unless otherwise specified, value calculated by multiplying the closing price of our common stock on the NYSE on the vesting date by the number of shares acquired before withholding taxes.

2 Includes stock awards that vested prior to the spinoff, during the period July 1, 2009 to August 31, 2009, that were settled in Cardinal Health common shares. The value for these awards was calculated by multiplying the number of Cardinal Health common shares acquired upon vesting by the closing price of Cardinal Health common shares on the NYSE on the vesting date. For purposes of the table above, this value was converted into a number of shares of CareFusion common stock, based on the conversion ratio applied to equity awards that were adjusted in connection with the spinoff.

3 As discussed above, due to Mr. Schlotterbeck's retirement eligibility under the LTIP and pursuant to the terms of the agreement for the 84,500 RSUs granted to Mr. Schlotterbeck as part of the fiscal 2010 annual LTI award, his rights to these RSUs vested in full upon grant; provided, however, that the award will only become payable in accordance with its original vesting schedule. While Mr. Schlotterbeck has not yet received any of the shares subject to these RSUs, as his rights to these RSUs have vested, they are reflected in the table above. The value realized for these RSUs was calculated by multiplying these RSUs by the closing price of our common stock on the NYSE on the grant date, September 15, 2009 ($20.71). In addition, pursuant to the terms of the agreements for RSUs granted to Mr. Schlotterbeck as Replacement Awards (with respect to awards previously granted under Cardinal Health equity plans), upon retirement eligibility, such RSUs vest pro-rata based on the number of days of continued employment over the vesting period. During fiscal 2010, an aggregate of 9,355 RSUs subject to these Replacement Awards vested and are reflected in the table above. The value realized for these RSUs was calculated by multiplying these RSUs by the closing price of our common stock on the NYSE on June 30, 2010 ($22.70). These vested RSUs are also disclosed in the "Executive Contributions" column of the "Nonqualified Deferred Compensation in Fiscal 2010" table below.

4 As discussed above, due to Mr. Winstead's retirement eligibility under the LTIP and the terms of the agreements for the 40,470 RSUs granted to Mr. Winstead as part of the fiscal 2010 annual LTI award and the 161,878 RSUs granted to Mr. Winstead as a founder's award, his rights to these RSUs vested in full six months following the grant date; provided, however, that the awards will only become payable in accordance with their original vesting schedules. While Mr. Winstead has not received any of the shares subject to these RSUs, as his rights to these RSUs have vested, they are reflected in the table above. The value realized for these RSUs was calculated by multiplying these RSUs by the closing price of our common stock on the NYSE on March 15, 2010 ($25.79), which was the date six months following the grant date of these RSUs (September 15, 2009). In addition, pursuant to the terms of the agreements for

restricted stock granted to Mr. Winstead as Replacement Awards (with respect to awards previously granted under Cardinal Health equity plans), upon retirement eligibility, such restricted stock vests pro-rata based on the number of days of continued employment over the vesting period. During fiscal 2010, an aggregate of 5,317 shares subject to these Replacement Awards vested and are reflected in the table above. The value realized for these shares was calculated by multiplying these shares by the closing price of our common stock on the NYSE on June 30, 2010 ($22.70). These vested shares are also disclosed in the "Executive Contributions" column of the "Nonqualified Deferred Compensation in Fiscal 2010" table below.

Nonqualified Deferred Compensation in Fiscal 2010

We maintain a nonqualified Deferred Compensation Plan, (the "DCP"), which is further described below. In addition to deferred compensation benefits under the DCP, Mr. Schlotterbeck received deferred compensation during fiscal 2010 related to a deferred retention bonus arrangement, as discussed above under the heading "Employment Agreements and Other Employment Arrangements—David L. Schlotterbeck." The table below provides information regarding accounts of our named executive officers under the DCP, as well as the deferred retention bonus arrangement with Mr. Schlotterbeck.

In addition, Messrs. Schlotterbeck and Winstead meet the eligibility requirements for retirement under the terms of the LTIP. As discussed above, due to their retirement eligibility, rights to certain stock awards granted to Messrs. Schlotterbeck and Winstead have vested; provided, however, that these awards will only become payable in accordance with their original vesting schedules. Because these awards will not become payable until a future date, they are reflected as deferred compensation in the table below as "Vested Stock Awards."

Name	Executive Contributions in Last FY	Registrant Contribution in Last FY[1]	Aggregate Earnings in Last FY[2]	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE
David L. Schlotterbeck					
DCP Cash	$ —	$6,046	$ 3,984	$—	$ 45,833
Deferred RSUs[4]	$ 242,296	$ —	$ 51,828	$—	$ 344,768
Deferred Retention Bonus[3]	$ —	$ —	$ 165,789[2]	$—	$2,928,947
Vested Stock Awards (unpaid)[5]	$1,962,354	$ —	$ 168,155	$—	$2,130,509
Edward J. Borkowski					
DCP Cash	$ —	$5,137	$ (160)	$—	$ 4,976
Dwight Winstead					
DCP Cash	$ —	$9,291	$ 149,051	$—	$1,233,109
Deferred RSUs[4]	$ —	$ —	$ 7,000	$—	$ 56,750
Vested Stock Awards (unpaid)[6]	$4,295,530	$ —	$(500,203)	$—	$3,795,327
Vivek Jain					
DCP Cash	$ —	$4,171	$ 709	$—	$ 10,038
Carol L. Zilm					
DCP Cash	$ 10,660	$4,000	$ 6,053	$—	$ 69,551

1 Includes amounts contributed to the DCP by Cardinal Health to each participant's account prior to the spinoff, during the period July 1, 2009 through August 31, 2009.

2 The Aggregate Earnings with respect to DCP Cash is calculated based upon the change in value of the investment options selected by the named executive officer during the year, as described in more detail below. The Aggregate Earnings with respect to Deferred RSUs and Vested Stock Awards is calculated based upon the change in price of CareFusion common stock from the earlier of the vesting date or September 1, 2009, which was the first day of regular way trading of CareFusion common stock on the NYSE, to the last day of the fiscal year.

3 Pursuant to Mr. Schlotterbeck's retention agreement dated August 31, 2004, as amended, with our subsidiary, CareFusion 303, Inc., because he remained an employee through June 28, 2006, he earned a retention bonus, (the "Retention Bonus"), of $2,320,000, which is equal to the sum of (a) 200% of his then annual base salary ($580,000), and (b) 200% of his then target bonus (100% of base salary). The Retention Bonus will be paid (with interest accruing from June 28, 2006 through the deferred payment date at the rate of 6.0%) on the first business day that is at least six months after the date of Mr. Schlotterbeck's separation from service, or if sooner, as soon as practicable following Mr. Schlotterbeck's death.

4 Includes stock awards that vested prior to the spinoff, during the period July 1, 2009 to August 31, 2009, that were settled in Cardinal Health common shares and deferred, net of shares withheld to satisfy required tax withholding. The value for these awards was calculated by multiplying the number of Cardinal Health common shares acquired upon vesting by the closing price of Cardinal Health common shares on the NYSE on the vesting date.

5 As discussed above, due to Mr. Schlotterbeck's retirement eligibility under the LTIP and pursuant to the terms of the agreement for the 84,500 RSUs granted to Mr. Schlotterbeck as part of the fiscal 2010 annual LTI award, his rights to these RSUs vested in full upon grant; provided, however, that the award will only become payable in accordance with its original vesting schedule. While Mr. Schlotterbeck has not received any of the shares subject to these RSUs, as his rights to these RSUs have vested, they are reflected in the table above as an "Executive Contribution." The value for these RSUs was calculated by multiplying these RSUs by the closing price of our common stock on the NYSE on the grant date, September 15, 2009 ($20.71). In addition, pursuant to the terms of the agreements for RSUs granted to Mr. Schlotterbeck as Replacement Awards (with respect to awards previously granted under Cardinal Health equity plans), upon retirement eligibility, such RSUs vest pro-rata based on the number of days of continued employment over the vesting period. During fiscal 2010, an aggregate of 9,355 RSUs subject to these Replacement Awards vested and are reflected in the table above as an "Executive Contribution." The value for these RSUs was calculated by multiplying these RSUs by the closing price of our common stock on the NYSE on June 30, 2010 ($22.70).

6 As discussed above, due to Mr. Winstead's retirement eligibility under the LTIP and the terms of the agreements for the 40,470 RSUs granted to Mr. Winstead as part of the fiscal 2010 annual LTI award and the 161,878 RSUs granted to Mr. Winstead as a founder's award, his rights to these RSUs vested in full six months following the grant date; provided, however, that the awards will only become payable in accordance with their original vesting schedules. While Mr. Winstead has not received any of the shares subject to these RSUs, as his rights to these RSUs have vested, they are reflected in the table above as an "Executive Contribution." The value for these RSUs was calculated by multiplying these RSUs by the closing price of our common stock on the NYSE on March 15, 2010 ($25.79), which was the date six months following the grant date of these RSUs (September 15, 2009). In addition, pursuant to the terms of the agreements for restricted stock granted to Mr. Winstead as Replacement Awards (with respect to awards previously granted under Cardinal Health equity plans), upon retirement eligibility, such restricted stock vests pro-rata based on the number of days of continued employment over the vesting period. During fiscal 2010, an aggregate of 5,317 shares subject to these Replacement Awards vested and are reflected in the table above as an "Executive Contribution." The value for these shares was calculated by multiplying these shares by the closing price of our common stock on the NYSE on June 30, 2010 ($22.70).

The DCP permits certain management employees to defer a portion of their salary and bonus into any of several investment alternatives, including, except with respect to executive officers, a stock equivalent account. In addition, named executive officers may defer receipt of the common stock represented by an RSU which would otherwise be settled on the date of vesting until after the named executive officer has a separation from service or until a fixed future date. Executive officers may defer between 1% and 50% of base salary and between 1% and 100% of incentive compensation. In addition, we may, at our discretion, make additional matching or fixed contribution credits to the deferred balances of participating management employees. In general, matching contribution credits may be made at the same rate applicable to the person under our 401(k) Savings Plan. We may also credit a participant's account an amount equal to a percentage of the executive officer's cash compensation which is greater than the dollar limitation in effect for the year under the Code, up to

$100,000, as discretionary employer contribution credits, and we may also make additional discretionary employer contribution credits to a participant's account in an amount equal to a percentage of the executive officer's cash compensation which is greater than the dollar limitation in effect for the year under the Code, up to $100,000, as a social security supplemental credit. Contributions made with respect to our named executive officers are set forth in the "Summary Compensation Table" above.

To measure the amount of the Company's obligation to each participant under the DCP, we maintain a separate bookkeeping record, which we refer to as an account, for each participant. The participants are permitted to direct the investment of the portion of the accounts allocable to that participant in the same manner the participant is permitted to direct the investment of the participant's account under our 401(k) Savings Plan. The notional investment options available under the DCP are substantially the same investment options that are available in the 401(k) Savings Plan. We then credit or debit the participant's account with the actual earnings or losses based upon the performance results of the notional investment options selected by the participant. The participant may change the allocation of his or her account among the investment alternatives then available under the DCP. As we do not offer a CareFusion stock fund as an investment offering under the DCP, contributions to the DCP may not be invested in CareFusion common stock.

For management employees, deferred balances are paid upon retirement, termination from employment, death or disability. Some contributions made by us and other account credits are subject to vesting provisions requiring that the participant has completed three years of service with the Company, which are fully accelerated upon a change in control (defined as described under "Potential Payments Upon Termination or Change in Control" below). If the participant terminates employment with us due to retirement, death, total disability, or pursuant to a change in control, all amounts subject to such vesting requirements shall vest. If a participant terminates employment before satisfying the vesting requirements, all amounts subject to the vesting requirements are forfeited.

Deferred balances are paid in cash. The plan is not intended to qualify under Section 401(a) of the Code and is exempt from many of the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as a "top hat" plan for a select group of management or highly compensated employees. The deferred balances of Messrs. Schlotterbeck, Winstead, Jain and Ms. Zilm under the Cardinal Health DCP were transferred to our DCP after the spinoff.

Potential Payments on Termination or Change in Control

We entered into agreements and maintain plans that provide for compensation to our named executive officers upon certain triggering events that result in termination of employment (including termination following a change in control of the Company). The table below identifies the potential payments to each named executive officer assuming that a triggering event occurred as of June 30, 2010 and, if applicable, based on our closing stock price on that date. The following paragraphs describe the provisions of our various plans, including the LTIP and the MIP, and the benefits under these plans in the event of each triggering event and the assumptions that were used in creating the tables.

None of the amounts illustrated in the table below have been paid to any of the named executive officers. Unless otherwise indicated in the notes to the table with respect to specific named executive officers, the descriptions of the payments or valuations below are applicable to each of the following tables related to potential payments upon termination and/or change in control.

Non-Compete and Non-Solicitation Agreements. Our standard stock option and RSU award agreements provide that if the named executive officer violates the provisions contained in the award agreements with respect to: (i) competitive actions, then unexercised stock options and unvested RSUs will be forfeited, and we may seek repayment of gains realized or obtained by the named executive officer from vested stock options and RSUs during a look-back period of one to three years from the violation, or (ii) confidentiality, non-disparagement or non-solicitation of business or our employees (during employment and for a period of 12 months following termination), or breaches our policies, then unexercised stock options and unvested RSUs will be forfeited, we may seek repayment of gains realized or obtained by the named executive officer from vested stock options and RSUs during a look-back period of one to three years from the violation, and we may bring an action for breach of contract or seek other equitable relief. Under the terms of the LTIP and MIP, all or a portion of a final award may be subject to an obligation of repayment to the Company if the named executive officer violates an applicable non-competition and/or confidentiality covenant.

Termination For Cause. Termination for cause under the LTIP and MIP means termination of employment on account of any act of fraud or intentional misrepresentation or embezzlement, misappropriation or conversion of assets of the Company or any subsidiary, or the intentional and repeated violation of our written policies or procedures. We may also cancel unexercised stock options and unvested RSUs, or seek repayment of gains realized or obtained by the named executive officer from vested stock options and RSUs during a look-back period.

Involuntary Termination Without Cause. Under our current executive severance compensation guidelines, executive officers that are terminated by us, other than for cause, are eligible to receive a payment of one year of their base salary plus the two year average of their actual award under the MIP for the two years prior to the year that employment is terminated. If termination occurs within the first two years after the spinoff, such that two years of actual Company MIP payouts have not yet occurred, the target MIP award will be used for this calculation. In addition, these executive officers would also be entitled to a pro-rated MIP award for the year in which they are terminated. In the case of the termination of the Chief Executive Officer by us, other than for cause, he or she would be eligible to receive the same payments that executive officers would receive under the guidelines, except that the Chief Executive Officer would be eligible to receive up to two years worth of their base salary.

Termination by Reason of Retirement. Generally, retirement means the termination of employment (other than by death or disability and other than in the event of termination for cause) by an employee after attaining the age of 55 and having at least 10 years of continuous service with the Company (including service with an affiliate of the Company prior to the time that such affiliate became an affiliate of the Company). Under the LTIP, if employment is terminated due to retirement prior to the vesting in full of stock options and RSUs granted under the LTIP, but at least six months from the date of grant, then the awards will generally vest in full.

Under the MIP, if employment is terminated due to retirement during the performance period, the final payout will be pro-rated based upon the length of time that the participant was employed during the performance period. Each of Messrs. Schlotterbeck and Winstead meet the Company's definition of retirement under the MIP and the LTIP.

Termination by Reason of Disability. Our long-term disability plan currently provides that, to be considered disabled because of an illness or injury, the executive must: continuously be unable to perform substantial and material duties of the executive's own job; not be gainfully employed in any occupation for which the executive is qualified by education, training or experience; and be under the regular care of a licensed physician. Under the LTIP, in the event of termination by reason of disability, all unvested options and RSUs will vest, and vested options will remain exercisable through the remaining term of the option. Under the MIP, if employment is terminated due to disability during the performance period, the final payout will be pro-rated based upon the length of time that the participant was employed during the performance period.

Termination by Death. Under the MIP, if employment is terminated due to death during the performance period, the final payout will be pro-rated based upon the length of time that the participant was employed during the performance period. Under the LTIP, if employment is terminated due to death during the performance period, any unvested equity awards will vest in full, with PSUs delivered based on actual results achieved.

Definition of Change in Control of the Company. Under the LTIP and MIP, a "change in control" means any of the following:

- the acquisition by any entity of beneficial ownership of 25% or more of either our outstanding common stock or the combined voting power of the Company's then-outstanding voting securities (other than any acquisition directly from the Company or any of our affiliates or employee benefit plans and any Non-Control Acquisition, defined below); or
- a change in a majority of the members of our Board of Directors, other than directors approved by a vote of at least a majority of the incumbent directors (other than any director whose initial assumption of office resulted from an actual or threatened election or proxy contest); or
- a reorganization, merger or consolidation or other sale of all or substantially all of our assets or our acquisition of assets or shares of another corporation, unless such transaction is a Non-Control Acquisition; or
- our stockholders approve a complete liquidation or dissolution of the Company.

A "Non-Control Acquisition" means a business combination where: (a) the beneficial owners of our outstanding common stock and voting securities immediately prior to such business combination beneficially own more than 50% of the outstanding common and the combined voting power of the then-outstanding voting securities of the resulting corporation (including a corporation which as a result of such transaction owns the Company or all or substantially all of our assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such business combination; (b) no person beneficially owns 25% or more of our then-outstanding common stock or combined voting power of the resulting corporation (unless such ownership existed prior to the business combination); and (c) at least a majority of the members of the board of directors of the corporation resulting from the business combination were members of our Board of Directors (who were approved by a vote of at least a majority of the incumbent directors) at the time of the execution of the initial agreement, or the action of our Board of Directors, providing for such business combination.

Change in Control Severance Plan. As discussed above in the Compensation Discussion and Analysis, the CIC Plan was established for CareFusion prior to the spinoff and provides for certain severance benefits to executives upon an involuntary termination without "cause" or a voluntary termination for "good reason" (as defined in the CIC Plan) within 24 months following a change in control. Under the CIC Plan, Mr. Schlotterbeck will receive cash severance equal to two times his annual salary and target annual bonus upon such a termination. The CIC Plan provides that other executives, including our other named executive officers, will receive severance equal to two times their annual base salary and target annual bonus upon such termination. Under the terms of the CIC Plan, executives that are at or above the level of senior vice president would also receive a pro-rated target bonus in the year of termination. The CIC Plan provides for other post-termination benefits such as outplacement services, continuation of health insurance coverage for a certain period of time, and, for Mr. Schlotterbeck, a tax Gross-Up Payment relating to the payment of any excise tax on the extent to which his severance constitutes excess parachute payments under Sections 4999 and 280G of the Code.

Additional Assumptions and Valuation Methodology. For purposes of the table below, the following assumptions have been made:

- the date of termination of employment is June 30, 2010, the end of our most recent fiscal year; and
- the price of our common stock on the date of termination was $22.70 per share, the closing price of our common stock reported by the NYSE on June 30, 2010.

The accelerated vesting of stock options is valued as the difference between the closing price of our common stock on June 30, 2010 and the exercise price for each option for which vesting is accelerated. The accelerated vesting of RSUs is valued by multiplying the closing price of our common stock on June 30, 2010 by the number of RSUs whose vesting is accelerated.

The table below reflects amounts that would have been payable as of June 30, 2010 to the named executive officers under our existing plans and employment agreements and arrangements. Benefits that are available to all our salaried employees on retirement, death or disability, including the 401(k) Savings Plan and other deferred compensation distributions, group and supplemental life insurance benefits and short-term and long-term disability benefits are not included. Please see the "Nonqualified Deferred Compensation in Fiscal 2010" table for payments or benefits payable in connection with triggering events. Under the DCP, some contributions made by us and other account credits are subject to vesting provisions requiring that the participant has completed three years of service with us. If the participant terminates employment with us due to retirement, death or disability or there has been a change in control, all amounts subject to such vesting requirements will vest. The tables below include only increased payments and the value of vesting and acceleration under the DCP in connection with the triggering events.

The actual amounts that would be paid upon a named executive officer's termination of employment or in connection with a change in control can be determined only at the time of any such event. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be higher or lower than reported below. In addition, in connection with any actual termination of employment or change in control transaction, we may determine to enter into one or more agreements or to establish arrangements providing additional benefits or amounts, or altering the terms of benefits described below. Other factors that could affect the amounts reported below include the time during the year of any such event, our stock price and the named executive officer's age and years of service.

Separation Agreement with Carol L. Zilm. On June 15, 2010, we announced that Ms. Zilm would be departing CareFusion effective September 16, 2010. We entered into a separation agreement with Ms. Zilm pursuant to which we agreed to provide her with certain payments and benefits following her departure from the Company. Given that we negotiated an agreement with Ms. Zilm related to her departure, the actual benefits that she will receive are different than the potential payments to Ms. Zilm listed in the table below. Under the terms of our agreement with Ms. Zilm, she will receive payments over a twelve month period of an aggregate of $426,400 (one year of current base salary) and a lump sum payment in an amount equal to the average of her actual bonus for fiscal year 2010 and her bonus target for fiscal year 2010. Ms. Zilm will also be entitled to receive a pro-rated portion of her bonus for fiscal year 2011 based on Company actual performance against certain bonus targets for fiscal year 2011, payable if and when fiscal year 2011 bonuses are paid to active employees. In addition, with respect to stock options previously granted to Ms. Zilm and that are vested as of the September 16, 2010, she shall have the right to exercise such options for a period of two years following such date. Ms. Zilm will also be eligible to receive outplacement services, as well as twelve months of COBRA at Company subsidized rates for medical, dental and vision benefits.

Potential Payments on Termination or Change in Control

Name and Type of Payment/Benefit[1]	Retirement or termination by executive without "Good Reason"[2]	Termination without "Cause" or by executive with "Good Reason"	Termination due to Death or Disability	Change in Control[3]	
				Without Termination	Termination
David L. Schlotterbeck[4]					
Base salary[5]	$1,000,000	$ 3,000,000	$ 1,000,000[5]	$ 0	$ 3,000,000
Pro-rata fiscal 2010 MIP	$1,200,000	$ 1,200,000	$ 1,200,000	$ 0	$ 1,200,000
Fiscal 2010 MIP target	$ 0	$ 2,400,000	$ 0	$ 0	$ 2,400,000
Value of accelerated equity awards	$7,213,140	$10,105,758	$10,105,758	$10,105,758	$10,105,758
Health benefits[6]	$ 0	$ 11,075	$ 11,075	$ 0	$ 22,150
Tax gross-up payment[7]					$ 2,904,251
Total	$9,413,140	$16,716,833	$12,316,833[8]	$10,105,758	$19,632,159
Edward J. Borkowski[9]					
Base salary	$ 0	$ 560,000	$ 0	$ 0	$ 1,120,000
Pro-rata fiscal 2010 MIP	$ 0	$ 504,000	$ 504,000	$ 0	$ 504,000
Fiscal 2010 MIP target	$ 0	$ 504,000	$ 0	$ 0	$ 1,008,000
Value of accelerated equity awards	$ 0	$ 1,106,022	$ 4,578,792	$ 4,578,792	$ 4,578,792
Health benefits[6]	$ 0	$ 0	$ 0	$ 0	$ 22,722
Tax cutback[7]					$ (984,139)
Total	$ 0	$ 2,674,022	$ 5,082,792	$ 4,578,792	$ 6,249,375
Dwight Winstead					
Base salary	$ 0	$ 745,000	$ 0	$ 0	$ 1,490,000
Pro-rata fiscal 2010 MIP	$ 745,000	$ 745,000	$ 745,000	$ 0	$ 745,000
Fiscal 2010 MIP target	$ 0	$ 745,000	$ 0	$ 0	$ 1,490,000
Value of accelerated equity awards	$7,238,950	$ 8,782,611	$ 8,782,611	$ 8,782,611	$ 8,782,611
Health benefits[6]	$ 0	$ 0	$ 0	$ 0	$ 14,532
Tax cutback[7]					$ (797,776)
Total	$7,983,950	$11,017,611	$ 9,527,611	$ 8,782,611	$11,724,367
Vivek Jain[10]					
Base salary	$ 0	$ 450,000	$ 0	$ 0	$ 900,000
Pro-rata fiscal 2010 MIP	$ 0	$ 405,000	$ 405,000	$ 0	$ 405,000
Fiscal 2010 MIP target	$ 0	$ 405,000	$ 0	$ 0	$ 810,000
Value of accelerated equity awards	$ 0	$ 83,090	$ 2,440,254	$ 2,440,254	$ 2,440,254
Health benefits[6]	$ 0	$ 0	$ 0	$ 0	$ 22,426
Tax cutback[7]					$ (509,532)
Total	$ 0	$ 1,343,090	$ 2,845,254	$ 2,440,254	$ 4,068,148
Carol L. Zilm					
Base salary	$ 0	$ 426,400	$ 0	$ 0	$ 852,800
Pro-rata fiscal 2010 MIP	$ 0	$ 319,800	$ 319,800	$ 0	$ 319,800
Fiscal 2010 MIP target	$ 0	$ 319,800	$ 0	$ 0	$ 639,600
Value of accelerated equity awards	$ 0	$ 0	$ 1,989,585	$ 1,989,585	$ 1,989,585
Health benefits[6]	$ 0	$ 0	$ 0	$ 0	$ 6,974
Tax cutback[7]					$ (498,222)
Total	$ 0	$ 1,066,000	$ 2,309,385	$ 1,989,585	$ 3,310,537

1 For purposes of this table, the following compensation levels are assumed: Mr. Schlotterbeck: base salary of $1,000,000 and annual MIP target of $1,200,000; Mr. Borkowski: base salary of $560,000 and annual MIP target of $504,000; Mr. Winstead: base salary of $745,000 and annual MIP target of $745,000; Mr. Jain: base salary of $450,000 and annual MIP target of $405,000; and Ms. Zilm: base salary of $426,400 and annual MIP target of $319,800.

2 As Messrs. Schlotterbeck and Winstead meet the eligibility requirements for retirement under the terms of the LTIP, pursuant to the LTIP and the agreements for these awards, their rights to stock options and RSUs (other than their retention awards) have vested in full; provided, however, that the awards will only become exercisable or payable, as the

case may be, in accordance with their original vesting schedules. Upon retirement, vested options will remain exercisable through the remaining term of the options, and PSUs will vest in full and be delivered based on the actual results achieved. Additionally, retirement-eligible employees receive a pro-rated payment under the MIP for the portion of the performance period worked prior to termination.

[3] Under the LTIP, in the event of a change in control, the named executive officers would be entitled to the accelerated vesting of all outstanding equity awards. A change in control without termination of employment would not have triggered additional cash payments to any of the named executive officers. As discussed above, we also maintain a CIC Plan that was established for CareFusion prior to the spinoff, which provides for certain severance benefits to executives upon an involuntary termination without "cause" or a voluntary termination for "good reason" within 24 months following a change in control. Under the CIC Plan, the named executive officers will be eligible to receive cash severance equal to two times annual salary and target annual bonus, plus a pro-rated MIP target payment for the current year upon such a termination, as well as continuation of medical benefits for 24 months (36 months for Mr. Schlotterbeck) and outplacement services.

[4] The employment agreement that we entered into with Mr. Schlotterbeck in connection with the spinoff provides that if we terminate his employment without "cause," or if he terminates employment with us for "good reason," we will pay him cash severance equal to two times the sum of his annual base salary and his target bonus in 24 equal monthly installments, starting six months after his termination. We will also pay him a pro rata bonus for the year of termination based on actual achievement of the performance objectives and the premiums for COBRA continuation coverage of medical benefits under our group health plan until the earlier of the date he becomes covered under another employer's health plan or the end of 18 months. In addition, the retention equity awards granted to him under the employment agreement would become fully vested with options becoming exercisable and the RSUs becoming payable in equal installments on the date of termination and the first and second anniversaries of his date of termination and the annual equity awards of stock options would become fully and immediately exercisable and annual equity awards of RSUs would be payable upon termination, except that any PSUs would be paid based on actual performance compared to target under the terms of the awards. If Mr. Schlotterbeck terminates his employment without "good reason" at or after age 65, he is entitled to receive the pro rata bonus for the year of termination based on actual performance, and because he is be retirement-eligible under the terms of the LTIP, all outstanding annual equity awards will continue to become exercisable and be paid in accordance with their terms. If we terminate Mr. Schlotterbeck's employment for "cause," we will not pay any severance benefits and the retention equity awards and all other outstanding equity awards will be immediately forfeited and terminated.

For purposes of the employment agreement, "cause" is defined to mean: the willful and continued failure to perform substantially his duties (other than any such failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance, the willful engaging in illegal conduct or gross misconduct which is materially and demonstrably injurious to us or our affiliates; conviction of a felony; or a material breach of the restrictive covenants described below, subject to the cure provision described in the agreement. "Good reason" is defined to mean, without Mr. Schlotterbeck's written consent, assignment of any duties materially inconsistent in any respect with his position (including status, offices, titles and reporting requirements), authority, duties or responsibilities as described in the agreement, or any other action by us which results in a material diminution in such position, authority, duties or responsibilities, excluding for this purpose any action not taken in bad faith and which is remedied by us promptly after receipt of notice from him; our failure to comply with the compensation obligations of the agreement, other than a failure not occurring in bad faith and which is remedied by us promptly after receipt of notice from him; we require him to be based at any office or location more than 10 miles from the current location; any purported termination by us of his employment other than as expressly permitted in the agreement; our failure to require a successor to assume the agreement; or any failure of the Board of Directors or shareholders to elect him as a member of the Board, or his removal from the Board of Directors for reasons other than those justifying or requiring such removal under the other provisions of the agreement.

[5] Mr. Schlotterbeck is party to a retention agreement with our subsidiary CareFusion 303, Inc. Mr. Schlotterbeck entered into the agreement on August 31, 2004, following the acquisition by Cardinal Health of ALARIS Medical Systems, Inc. Pursuant to the agreement, as amended, if at any time after June 28, 2006, Mr. Schlotterbeck voluntarily terminates his employment for any reason or no reason with or without notice, he will receive a one-time payment equal to his base annual pay as of the date of termination, payable as soon as practicable following the date of termination (or, if subject to Section 409A of the Code, on the six-month anniversary of the date of termination), and he will be entitled to receive a prorated annual bonus payment and a prorated cash payout under any then-applicable cash incentive plan in which he is then participating.

6 Value of health benefits calculated based on the cost to the Company of current benefits elections for each executive multiplied by the number of months specified by the applicable employment agreement or employment arrangement. Actual costs of providing these benefits may vary from amounts reflected above.

7 Pursuant to the CIC Plan and Mr. Schlotterbeck's employment agreement, if severance payments would subject Mr. Schlotterbeck to an excise tax under Sections 4999 and 280G of the Code as a result of a change in control, we will pay Mr. Schlotterbeck an additional payment, sufficient to cover the excise tax that may be imposed with respect to such change in control payments, as well as any applicable federal and state income tax on such additional payment (but excluding any income taxes and penalties imposed pursuant to 409A), such that Mr. Schlotterbeck is fully reimbursed for the net after tax cost of such excise tax. Our other named executive officers do not have the benefit of such a tax gross-up payment. Instead, the CIC Plan provides that, to the extent severance payments would subject our other named executive officers to an excise tax under Sections 4999 and 280G of the Code, the payments will be subject to a cutback, so that they are reduced by an amount that would eliminate any excise tax for the named executive officer.

8 The employment agreement that we entered into with Mr. Schlotterbeck in connection with the spinoff provides that if Mr. Schlotterbeck's employment is terminated due to his death or disability, he would receive accrued but unpaid compensation through the date of termination, a pro rata bonus for the year of termination based on actual performance measured against the performance criteria established by our Compensation Committee for that year, the retention equity award granted to him under the employment agreement would become fully vested, and the retention award and all annual equity awards would be immediately exercisable in the case of stock options and payable in the case of RSUs, except that any annual equity awards that are PSUs would be paid based on actual performance compared to target under the terms of the award. If Mr. Schlotterbeck terminates his employment without "good reason" at or after age 65, he will be entitled to receive the pro rata bonus for the year of termination based on actual performance, and because he is retirement-eligible under the terms of the LTIP, all outstanding annual equity awards will continue to become exercisable and be paid in accordance with their terms. If we terminate Mr. Schlotterbeck's employment for "cause" (as defined in the employment agreement), we will not pay any severance benefits and the retention awards and all other outstanding equity awards will be immediately forfeited and terminated.

9 Under the terms of Mr. Borkowski's offer letter, Mr. Borkowski will be entitled to severance equal to 1.9 times his annual base salary if he is terminated other than for "cause" on or before the third anniversary of his start date, and if after, Mr. Borkowski will be entitled to severance equal to his annual base salary plus the average of his actual MIP payouts for the previous two years. He also will become immediately vested in the initial equity grants described in the Grants of Plan Based Awards table.

For purposes of Mr. Borkowski's offer letter, "cause" means: (a) willful and continued failure to perform duties for the Company or one of its affiliates (other than any such failure resulting from incapacity due to physical or mental illness); (b) an act of fraud or intentional misrepresentation or embezzlement; (c) misappropriation or conversion of assets of the Company or any affiliate; (d) a material breach of any provision of the Confidentiality and Business Protection Agreement referenced in the offer letter; and (e) the repeated violation of the written policies or procedures of the Company.

10 Under Mr. Jain's 2008 offer letter, Mr. Jain will be entitled severance equal to one year of his base salary and bonus if he is terminated other than for "cause." The bonus will be calculated based on the average of his prior two years of bonus.

Director Compensation

The Compensation Committee reviews comparative market data and recommendations from its compensation consultant with regard to the structure of our non-employee director compensation and the amounts paid to our non-employee directors. Prior to the spinoff, we were a wholly owned subsidiary of Cardinal Health, and an officer of Cardinal Health served as our sole director. In connection with the spinoff, the size of our Board was increased to nine members, and eight non-employee directors were elected to our Board along with Mr. Schlotterbeck. The table below shows the elements and amount of compensation we pay to our non-employee directors:

Compensation Element[1, 2]	Amount
Annual Retainer	$ 75,000
Equity Grant	
RSUs (initial award)	$160,000
RSUs (annual award)	$125,000
Committee Chairperson Annual Retainers:	
Audit Committee	$ 18,000
Human Resources and Compensation Committee	$ 10,000
Nominating and Governance Committee	$ 10,000
Presiding Director Annual Retainer	$ 10,000

1 Each new non-employee director receives an equity award grant upon initially being appointed or elected to the Board and an annual equity award grant thereafter. Upon election to the Board, new directors receive a one-time RSU grant for a number of shares of our common stock with a value of $160,000 on the grant date. In addition, each new director receives an annual RSU grant for a number of shares of our common stock with a value of $125,000 on the grant date. Thereafter, directors receive on an annual basis RSU grants for a number of shares of our common stock with a value of $125,000 on the grant date. Director RSUs generally vest in full one year from the date of grant.

2 The above cash retainer amounts are paid quarterly.

During fiscal 2010 we paid the following amounts to our non-employee directors:

Name	Fees Earned or Paid in Cash[1]($)	Restricted Stock Units[2]($)	Total ($)
Philip L. Francis	$105,000	$285,000	$390,000
Robert F. Friel	$ 95,000	$285,000	$380,000
Jacqueline Kosecoff, Ph.D	$ 95,000	$285,000	$380,000
J. Michael Losh	$123,000	$285,000	$408,000
Gregory T. Lucier	$ 95,000	$285,000	$380,000
Edward D. Miller, M.D.	$ 95,000	$285,000	$380,000
Michael D. O'Halleran	$105,000	$285,000	$390,000
Robert P. Wayman	$ 95,000	$285,000	$380,000

1 The above cash retainer amounts are paid quarterly.

2 Reflects the grant of RSUs as part of initial award in connection with joining the Board, as well as the annual award for service on our Board, as discussed above. These awards were granted on September 15, 2009 pursuant to the LTIP and vest in full one year from the date of grant. Based on the award values set forth above, each RSU award was granted with respect to 13,761 shares of CareFusion common stock. The share amounts for these RSU awards were determined by dividing the award value by $20.71, the closing price of our common stock on the NYSE on the date of grant.

Directors may receive additional compensation for the performance of duties assigned by the Board or its committees that are considered beyond the scope of their ordinary responsibilities. In connection with the spinoff, we made a one-time payment of $20,000 to each of our non-employee directors for work performed prior to, and in preparation for the spinoff. Directors may elect to defer payment of their annual retainer into our DCP. For directors, deferred balances under the DCP are paid upon termination from board service, death or disability. In all cases, payments generally will commence at least six months after the event triggering the payment. A director also may defer receipt of the common stock represented by an RSU which would otherwise be settled on the date of vesting until after termination from Board service or until a fixed future date. We also reimburse directors for reasonable out-of-pocket travel expenses incurred in connection with attendance at Board and committee meetings and attendance at director education programs. We may reimburse directors for out-of-pocket expenses incurred by the director's spouse in connection with spousal participation in occasional board-related activities and may "gross-up" or reimburse the director for payment of taxes related to such reimbursement.

Compensation Committee Interlocks and Insider Participation

During fiscal 2010, Mr. O'Halleran, Mr. Friel, Dr. Kosecoff and Mr. Lucier served on our Human Resources and Compensation Committee. None of the members of the Human Resources and Compensation Committee has been an officer or employee of CareFusion. None of our executive officers serves on the board of directors or compensation committee of a company that has an executive officer that serves on our Board or our Human Resources and Compensation Committee.

Section 162(m) Considerations

Section 162(m) of the Code generally limits our ability to deduct compensation over $1 million to certain of our executives unless the compensation qualifies as "performance-based compensation," as defined in Section 162(m) of the Code. In structuring the compensation programs that we implemented in connection with the spinoff, we considered the requirements and consequences of Section 162(m) of the Code. In connection with the spinoff, we adopted the LTIP and the MIP, which, if approved by our stockholders, will provide for the payment of performance-based annual bonuses to certain of our executive officers. Although we have taken into account the potential application of Section 162(m) of the Code on incentive compensation awards and other compensation decisions, we may approve compensation in excess of $1 million for certain of our executives that does not qualify as "performance-based compensation" for purposes of Section 162(m) of the Code in order to ensure competitive levels of compensation for our executive officers.

PROPOSAL 1—ELECTION OF DIRECTORS

At the Annual Meeting, our stockholders will be asked to elect three directors nominated for election as Class I directors. Our Board of Directors currently consists of nine members and is divided into three classes, each comprised of three directors. The directors in each class serve three-year terms and in each case until their respective successors are duly elected and qualified. On August 4, 2010, the Board, upon recommendation of the Nominating and Governance Committee, unanimously nominated David L. Schlotterbeck, J. Michael Losh and Edward D. Miller, M.D., the three current Class I directors whose terms expire at the Annual Meeting, for re-election as directors.

If elected, the three directors nominated for election as Class I directors will serve until the Company's annual meeting of stockholders in 2013, and in each case until their successors are elected and qualified. All of the nominees have indicated their willingness to serve if elected, but if any should be unable or unwilling to stand for election, the shares represented by proxies may be voted for a substitute as CareFusion may designate, unless a contrary instruction is indicated in the proxy.

Vote Required for Approval

Directors are elected by a plurality of the votes cast at the Annual Meeting, which means that the three director nominees receiving the highest number of "FOR" votes will be elected as Class I directors. Votes to "ABSTAIN" and broker non-votes are not counted as votes cast with respect to that director, and will have no direct effect on the outcome of the election of directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE ELECTION OF EACH OF THE DIRECTOR NOMINEES NAMED ABOVE.

PROPOSAL 2—RATIFICATION OF THE SELECTION OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Ernst & Young LLP as the Company's independent registered public accounting firm (the "independent auditor") to audit our financial statements for the fiscal year ending June 30, 2011. We are asking our stockholders to ratify the appointment of Ernst & Young LLP as our independent auditor because we value our stockholders' views on the Company's independent auditor even though the ratification is not required by our by-laws or otherwise. If our stockholders fail to ratify the appointment, the Audit Committee will reconsider whether or not to retain Ernst & Young LLP as our independent auditor or whether to consider the selection of a different firm. Even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of a different independent auditor at any time during the fiscal year ending June 30, 2011.

A representative of Ernst & Young LLP is expected to be present at the Annual Meeting, will have an opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

Vote Required for Approval

Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2011 requires the affirmative "FOR" vote of a majority of the shares of common stock of the Company present in person or represented by proxy at the Annual Meeting and entitled to vote. A vote to "ABSTAIN" will have the same effect as a vote "AGAINST" the proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE RATIFICATION OF OUR SELECTION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUTING FIRM FOR THE FISCAL YEAR ENDING JUNE 30, 2011.

PROPOSAL 3—APPROVAL OF THE 2009 LONG-TERM INCENTIVE PLAN

General

At the Annual Meeting, our stockholders will be asked to approve the CareFusion Corporation 2009 Long-Term Incentive Plan, or the "LTIP." Prior to the spinoff, Cardinal Health, as our sole stockholder, adopted the CareFusion LTIP and it was then approved and ratified by our Board on August 31, 2009. The Company is now seeking stockholder approval of the LTIP solely to qualify certain awards granted under the LTIP as performance-based compensation that is exempt from the $1 million deduction limit under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

No additional shares are being requested under the LTIP at this time.

Summary of the CareFusion Long-Term Incentive Plan

The description of the LTIP set forth below is a summary, does not purport to be complete and is qualified in its entirety by the provisions of the LTIP itself. The complete text of the LTIP is attached as Annex A to this Proxy Statement. Capitalized terms that are used but not defined in this summary have the meanings given to them in the LTIP.

Purpose. The LTIP permits the issuance of long-term incentive awards to our employees, directors and employees of our subsidiaries to encourage such personnel to act in the stockholders' interest and share in the Company's success. The LTIP is also intended to assist the Company in attracting and retaining individuals who are expected to make important contributions to the Company. In addition, the LTIP provides for the grant of awards in accordance with the terms of Employee Matters Agreement (the "Employee Matters Agreement") entered into with Cardinal Health in connection with the spinoff that are in substitution of, or granted in connection with a, stock option, restricted stock or restricted stock unit that was granted under a Cardinal Health Plan (each a "Replacement Award"). Awards under the LTIP may be made in the form of stock options, stock appreciation rights, restricted stock, restricted stock units ("RSUs"), performance cash, performance stock units ("PSUs") and other stock-based awards.

Shares Subject to the Plan. The LTIP provides for the grant of Awards with respect to an aggregate of up to 40,000,000 shares of our common stock. The LTIP covers new awards as well as awards that were granted as Replacement Awards in connection with the spinoff. No more than 16,000,000 shares of our common stock may be granted as Replacement Awards. The aggregate number of shares of our common stock granted under the LTIP shall not be reduced by shares of our common stock subject to Awards granted upon the assumption of, or in substitution for, awards granted by a business or entity that is acquired by, or whose assets are acquired by, CareFusion after August 31, 2009. The shares of our common stock granted under the LTIP may be either shares of our common stock reacquired by CareFusion, including shares of our common stock purchased in the open market, or authorized but unissued shares of our common stock. Subject to the limitations in the LTIP, the aggregate number of the shares of our common stock subject to Awards granted under the LTIP during any fiscal year to any one Awardee shall not exceed 3,000,000 shares. The aggregate maximum value as of the grant date of cash awards granted under the LTIP during any fiscal year to any one Awardee on or after the date of the LTIP becomes effective shall not exceed $7,500,000. Subject to the limitations in the LTIP, the aggregate number of shares of our common stock that may be subject to all Incentive Stock Options granted under the LTIP is 16,000,000 shares.

Share Counting Rules. The aggregate number of shares of our common stock subject to Awards granted under the LTIP at any time shall not be reduced by shares of our common stock subject to Awards that have been canceled, expired, forfeited or settled in cash. However, shares that have been retained by or delivered to the Company in payment or satisfaction of the purchase price of an Award or the tax withholding obligation related to an Award shall not become available for Awards under the LTIP.

Eligible Participants. Eligible participants include our employees, directors and employees of our subsidiaries. In addition, the LTIP also provides for the grant of Replacement Awards to Cardinal Health Participants that held stock options, restricted shares or restricted share units under a Cardinal Health Plan as of August 31, 2009, and who were eligible to receive a Replacement Award under the Employee Matters Agreement in connection with the spinoff. Replacement Awards were granted to approximately 3,500 individuals. We generally grant Awards under the LTIP to employees who hold positions at or above the director level. Based on the number of our current employees at that level, there are approximately 650 individuals who are currently eligible to receive Awards under the LTIP.

Administration. The LTIP provides that it shall be administered by the Board, a committee composed of directors designated by the Board, and/or their respective delegates. The Board has designated the Human Resources and Compensation Committee as Administrator of the LTIP. The Administrator of the LTIP has the authority to: (i) adopt rules and procedures relating to the operation and administration of the LTIP; (ii) construe and interpret the terms of the LTIP; and (iii) make all other determinations deemed necessary or advisable for administering the LTIP and any Award granted under it.

Types of Awards. The following types of awards may be made pursuant to the LTIP:

- *Stock Options.* Stock options may be granted either in the form of Incentive Stock Options or nonqualified stock options. The per share exercise price for the shares of common stock to be issued pursuant to exercise of the stock options shall be no less than the fair market value of the common stock on the date of grant. The term of a stock option shall not exceed ten years from the date of grant.
- *Stock Appreciation Rights.* Stock appreciation rights may be granted in addition to or in tandem with a stock option. All stock appreciation rights granted under the LTIP will not have an exercise price less than the fair market value of a share of common stock on the date the stock appreciation right is granted; except that, in the case of a stock appreciation right granted in conjunction with a stock option, the exercise price will have the same exercise price as that stock option. All stock appreciation rights granted under the LTIP shall be granted subject to the terms and conditions applicable to stock options under the LTIP, except that stock appreciation rights granted together with a stock option shall be subject to the terms and conditions of that stock option. The term of a stock appreciation right will in no case exceed ten years from the date of grant. Stock appreciation rights may be paid in shares of common stock or cash as determined by the Administrator.
- *Restricted Stock and Restricted Stock Units.* Restricted stock consists of shares that are transferred or sold to a participant and RSUs confer the right to receive shares at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the Administrator. The Administrator will determine the number of shares of restricted stock and/or RSUs to grant and the applicable terms and conditions, including vesting requirements, restrictions on transferability, and the conditions, if any, under which a grant of restricted stock or RSUs may be forfeited.
- *Performance Cash.* The Administrator will be authorized to grant the opportunity to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a performance period. The Administrator will establish the performance criteria and level of achievement to determine the amount of the payable award, which criteria may be based on financial performance and/or personal performance evaluations. In addition to determining the timing and form of the payment, the Administrator may, or subject to the terms and conditions as the Administrator may specify, permit a deferral of the payment.
- *Performance Stock Units.* The Administrator will determine the number of PSUs to grant and applicable performance goals. These performance goals could be based, for example, on measures of the Company's financial or operating performance over a specified performance period. PSUs will not vest until a specified performance period has lapsed and the performance goal is met.
- *Other Stock-Based Awards.* The Administrator may grant any other type of equity-based or equity related Awards under the LTIP. Such Awards may be in such form, and subject to conditions, as the

Administrator determines, including, without limitation, the right to receive or period of service with respect to one or more shares of common stock upon the completion of a specified term of employment, the occurrence of an event/and or attainment of performance objectives.

Performance Goals and Code Section 162(m). Certain awards of restricted stock, RSUs and other stock-based awards granted under the LTIP may be granted in a manner designed to make them deductible by the Company under Section 162(m) of the Code. A Participant's performance-based award will be determined based on the attainment of written performance criteria approved by the Administrator for a performance period measured either annually or cumulatively over a period of years.

The performance criteria, which must be objective, will be based upon one or more of the following performance criteria: (i) cash flow; (ii) earnings (including gross margin, earnings before interest and taxes, earnings before taxes, and net earnings); (iii) earnings per share; (iv) growth in earnings or earnings per share; (v) stock price; (vi) return on equity or average stockholders' equity; (vii) total stockholder return; (viii) return on capital; (ix) return on assets or net assets; (x) return on investment; (xi) revenue; (xii) income or net income; (xiii) operating income or net operating income; (xiv) operating profit or net operating profit (whether before or after taxes); (xv) economic profit or profit margin; (xvi) operating margin; (xvii) return on operating revenue; (xviii) return on tangible capital; (xix) market share; (xx) contract awards or backlog; (xxi) overhead or other expense reduction; (xxii) growth in stockholder value relative to the S&P 500 Index or other index or peer group; (xxiii) credit rating; (xxiv) strategic plan development and implementation; (xxv) improvement in workforce diversity; (xxvi) customer satisfaction; (xxvii) employee satisfaction; (xxviii) management succession plan development and implementation; and (xxix) employee retention. With respect to any Award that is intended to satisfy the requirements for deductibility under Section 162(m) of the Code, the performance criteria must be based on the criteria listed above, and the Administrator will (within the first quarter of the performance period, but in no event more than ninety (90) days into that period) establish the specific performance targets (including thresholds and whether to exclude certain extraordinary, non-recurring, or similar items) and award amounts (subject to the right of the Administrator to exercise discretion to reduce payment amounts following the conclusion of the performance period).

For awards of restricted stock, RSUs and other stock-based awards that are intended to be performance-based compensation under Section 162(m) of the Code, the aggregate number of shares subject to such awards that may be granted under the LTIP during any one fiscal year to any one Awardee is 3,000,000 shares. The aggregate maximum value as of the date of grant of any cash award granted under the LTIP during any fiscal year to any one Awardee shall not exceed $7,500,000. Subject to the other provisions of the LTIP, the aggregate number of shares that may be subject to all Incentive Stock Options granted under the LTIP is 16,000,000 shares. The foregoing limitations shall be adjusted proportionately by the Administrator in connection with any change in the Company's capitalization due to a stock split, stock dividend or similar event affecting the common stock and its determination shall be final, binding and conclusive.

Currently, interpretive guidance issued by the Internal Revenue Service defines a "covered employee" under Section 162(m) of the Code as the Company's chief executive officer and the three other most highly compensated officers of the Company other than the chief financial officer.

Termination of Service. The Administrator shall determine as of the date of grant (subject to modification subsequent to the date of grant) the effect in the event a Participant in the LTIP terminates continuous service with the Company due to (i) Disability, (ii) Retirement, (iii) death, or (iv) otherwise (including Termination for Cause) shall have on any Award granted under the LTIP. Except as otherwise provided in the LTIP and unless otherwise determined by the Administrator, if a director ceases to be a member of the Board for any reason, then all stock options then held by such a Participant that are exercisable on such date shall remain exercisable until expiration of the original term of such stock options.

Change of Control. In the event of a Change of Control, unless otherwise determined by the Administrator as of the date of grant of a particular Award, the following acceleration, exercisability and valuation provisions shall apply (subject to the limitations under Section 409A of the Code): (i) accelerate, vest, or cause to lapse any restrictions with respect to any or all stock options and stock appreciation rights granted under the LTIP (other than with respect to a Cardinal Health Participant, who is not also our current or former employee or current or former employee of our subsidiaries); (ii) except as may be provided in an individual severance or employment agreement (or severance plan) to which an Awardee is a party, in the event of an Awardee's termination of service within two years after a Change of Control for any reason other than because of the Awardee's death, Retirement, Disability or Termination for Cause, each stock option and stock appreciation right held by the Awardee (or a transferee) that is then vested shall, following such Termination of Employment, remain exercisable until the earlier of the third anniversary of such Termination of Employment or the expiration of its original term. In the event of an Awardee's termination of service more than two years after a Change of Control, or within two years after a Change of Control because of the Awardee's death, Retirement, Disability or Termination for Cause, other provisions under the LTIP will govern; (iii) any restrictions applicable to any or all stock awards, other stock-based awards, and cash awards (other than a Replacement Award granted to a Cardinal Health Participant, who is not also our current or former employee or current or former employee of our subsidiaries) shall lapse and such Awards shall be fully vested.

Amendment and Termination. The Administrator may amend, alter or discontinue the LTIP or any Award granted therein. Any such action shall be subject to approval by the stockholders of the Company to the extent such approval is required by applicable provisions of federal securities laws, state corporate and securities laws, the Code, applicable rules of any stock exchange or national market system and the rules of any foreign jurisdiction applicable to awards granted to residents of the jurisdiction. Stockholder approval also is required to (i) increase the maximum aggregate number of shares which may be subject to awards under the LTIP; (ii) reduce the minimum exercise price or base price for stock options or stock appreciation rights granted under the LTIP; or (iii) reduce the exercise price or base price of outstanding stock options or stock appreciation rights.

Non-Transferability. Unless determined otherwise by the Administrator, an Award granted under the LTIP may not be transferred or assigned in any form other than by beneficiary designation, will or by the laws of descent or distribution. The Administrator may make an Award transferable to an Awardee's family member or any other person or entity. If the Administrator makes an Award transferable, either as of the date of grant or thereafter, such Award shall contain such additional terms and conditions as the Administrator deems appropriate, and any transferee shall be deemed to be bound by such terms upon acceptance of such transfer. In no event may Awards be transferred in exchange for consideration.

Equity Grant Activity in Fiscal 2010

During the fiscal year ended June 30, 2010, we granted stock options to purchase approximately 3.4 million shares of our common stock and RSUs with respect to approximately 2.7 million shares of our common stock. In addition we granted PSUs which, if performance goals are met as to 100% of the targets, would vest as to 0.4 million shares.

As discussed in the Compensation Discussion and Analysis included in this Proxy Statement, our equity grants during fiscal 2010 related primarily to the following:

- one-time grants to our executive officers in connection with the spinoff;
- grants to our employees, including our executive officers, in connection with our fiscal 2010 annual LTI award;
- grants to our directors, including an initial grant for joining the Board and an annual grant for Board service; and
- new hire, promotional and retention grants.

In addition, in connection with the spinoff, we granted Replacement Awards under the LTIP with respect to approximately 11.4 million shares of our common stock. These Replacement Awards were granted in accordance with the terms of the Employee Matters Agreement entered into with Cardinal Health in connection with the spinoff and are in substitution of, or granted in connection with a, stock option, restricted stock or restricted stock unit that had been granted under a Cardinal Health equity incentive plan prior to the spinoff.

Stock Options. The following table summarizes stock option activity related to grants of awards to CareFusion employees and directors, as well as Replacement Awards, during fiscal 2010. All awards granted between July 1, 2009 and August 31, 2009 have been adjusted to reflect the conversion ratio as of the date of the spinoff, as all stock options prior to the spinoff were stock options to purchase shares of Cardinal Health.

(in millions, except per share amounts)	Shares Subject to Options	Weighted-Average Exercise Price
Balance at July 1, 2009	9.5	$31.91
Granted	3.4	$20.61
Exercised	(0.4)	$18.74
Canceled/Forfeited	(1.6)	$21.16
Conversion of Cardinal Health stock options to CareFusion stock options	1.6	$19.65
Outstanding, June 30, 2010	12.5	$28.84
Exercisable, June 30, 2010	7.9	$32.43

Restricted Stock and Restricted Stock Units. The following table summarizes restricted stock and RSU activity related to grants of awards to CareFusion employees and directors, as well as Replacement Awards, during the fiscal year ended June 30, 2010. All restricted stock awards granted between July 1, 2009 and August 31, 2009 have been adjusted to reflect the conversion ratio as of the date of the spinoff as all restricted stock awards prior to the spinoff were associated with Cardinal Health common shares.

(in millions, except per share amounts)	Shares	Weighted-Average Grant Date Fair Value
Balance at July 1, 2009	1.2	$30.85
Granted	2.7	$20.82
Vested	(0.5)	$23.22
Forfeited	(0.7)	$21.39
Conversion of Cardinal Health Restricted Share Awards to CareFusion Restricted Stock Awards	0.7	$19.65
Outstanding, June 30, 2010	3.4	$23.51

Performance Stock Units. We granted PSUs during fiscal 2010, with weighted-average grant date fair values of $20.79. The PSUs granted during the fiscal year vest between two and four years after the grant date on a sliding scale of units, depending on the timing of achievement of a two-year average cash flow target, as defined in the award agreement. Assuming a 100% payout, these PSUs would vest as to an aggregate of 0.4 million shares. No performance stock units were forfeited or vested in the fiscal year ended June 30, 2010.

Equity Grants to Management in Fiscal 2010

Of the new grants of equity awards during the fiscal year ended June 30, 2010 under the LTIP (*i.e.*, not Replacement Awards), grants were made to our executive officers and directors with respect to approximately 2.8 million shares. The following table sets forth information relating to the stock options, RSUs and PSUs granted under the LTIP that have been received by or allocated as of June 30, 2010 to the following persons or groups: (i) our Chief Executive Officer, (ii) each of our other named executive officers, (iii) our current executive officers as a group, (iv) our current non-executive officer directors as a group, (v) each nominee for election as a director and (vi) all employees, other than current executive officers, as a group. On September 7, 2010, the closing sale price of the common stock, as reported on the NYSE, was $22.45 per share.

Name and Position	Number of Securities Underlying Stock Options Granted	Number of Securities Underlying Restricted Stock Units Granted	Number of Securities Underlying Performance Stock Units Granted[1]
David L. Schlotterbeck, Chairman and Chief Executive Officer (director nominee)	823,480	181,072	169,000
Edward J. Borkowski, Chief Financial Officer	125,768	101,400	40,560
Dwight Winstead, Chief Operating Officer	250,974	267,499	80,939
Vivek Jain, President, Medical Technologies and Services	75,798	61,111	24,445
Carol Zilm, President, Infusion and Respiratory Systems	63,842	51,473	20,589
J. Michael Losh, Presiding Director (director nominee)	0	13,761	0
Edward D. Miller, M.D. (director nominee)	0	13,761	0
All current executive officers as a group	1,516,207	811,769	395,634
All non-executive officer directors as a group	0	110,088	0
All employees, other than current executive officers, as a group	1,630,835	1,785,066	0

[1] Reflects target number of shares subject to PSUs, assuming payout at 100% of target. The PSUs were granted based on a target number of shares, with the actual payout of shares of our common stock ranging from 0% -150% of the target based on the achievement of performance goals. See the discussion of PSUs in the Compensation Discussion and Analysis included in this Proxy Statement under the heading "Compensation Determinations—Long-Term Equity-Based Incentive Awards."

Certain Federal Income Tax Consequences under the CareFusion 2009 Long-Term Incentive Plan

The following discussion of certain U.S. federal income tax consequences of awards under the LTIP is based on current U.S. federal tax laws and regulations and does not purport to be complete discussion of the tax consequences arising in the context of a Participant's death or the income tax laws of any municipality, state or foreign country in which the Participant's income or gain may be taxable.

There are no income tax consequences for us or the Participant upon the grant of either a nonqualified stock option or an incentive stock option. Upon the exercise of a nonqualified stock option, the Participant will recognize ordinary income in an amount equal to the excess, if any, of the fair market value of all the shares of stock for which the option is exercised on the date of exercise over the aggregate exercise price, and the Company is entitled to a corresponding deduction, subject to possible limitations imposed by Section 162(m) of the Code. Upon the exercise of an incentive stock option, the Participant does not recognize income and the Company is not entitled to a tax deduction. In the event the Participant fails to hold the stock for the period required under the Code (referred to as a "disqualifying disposition"), the Company is entitled to a deduction equal to the compensation income recognized by the Participant. Stock options can qualify as performance-based compensation exempt from the $1 million deduction limit of Section 162(m) of the Code if certain requirements (including stockholder approval of the plan) are satisfied.

When a stock appreciation right is granted, there are no income tax consequences for the Participant or the Company. When a stock appreciation right is exercised, ordinary income is recognized by the Participant in the amount of the cash and/or fair market value of the common stock received by the Participant, and the Company will be entitled to a deduction of equivalent value. Stock appreciation rights can qualify as performance-based compensation exempt from the $1 million deduction limit of Section 162(m) of the Code if certain requirements (including stockholder approval of the plan) are satisfied.

Subject to the limitations of Section 162(m) of the Code, we are entitled to a deduction equal to the compensation recognized by a Participant in connection with the vesting of restricted stock or RSUs, or upon the Participant's earlier election to include the restricted stock in income pursuant to Section 83(b) of the Code, as the case may be. Unless the awards are subject to performance goals or as described above, they do not qualify as performance-based compensation exempt from the $1 million deduction limit of Section 162(m) of the Code.

With respect to other awards granted under the LTIP, we will be entitled to a deduction equal to the compensation recognized by a Participant upon the delivery of shares or payment of cash in satisfaction of any award. Unless the awards are subject to performance goals as described above, they do not qualify as performance-based compensation exempt from the $1 million deduction limit of Section 162(m) of the Code.

The American Jobs Creation Act of 2004 introduced a new section of the Code ("Section 409A") covering certain nonqualified deferred compensation arrangements. Section 409A generally establishes new rules that must be followed with respect to covered deferred compensation arrangements in order to avoid the imposition of an additional 20% tax (plus interest) on the service provider who is entitled to receive the deferred compensation. The LTIP permits the grants of various types of awards, which may or may not be exempt from Section 409A. If an award is subject to Section 409A, and if the requirements of Section 409A are not met, the taxable events described in this section could apply earlier than described, and could result in the imposition of the 20% additional tax plus interest. The LTIP and grants made under the LTIP are designed to be exempt from Section 409A. Notwithstanding anything in the LTIP to the contrary, if any LTIP provision or Award under the LTIP would result in the imposition of an applicable tax under Section 409A, that LTIP provision or Award shall be administered in a manner to avoid imposition of the applicable tax.

Other Information and Conclusion

The LTIP is being submitted for stockholder approval at the Annual Meeting solely so that payments under the LTIP can qualify for deductibility by the Company under Section 162(m) of the Code. However, stockholder approval of the LTIP is only one of several requirements under Section 162(m) of the Code that must be satisfied for amounts payable under the LTIP to qualify for the performance-based compensation exemption under Section 162(m) of the Code, and approval of the LTIP by stockholders should not be viewed as a guarantee that all amounts paid under the LTIP will, in practice, be deductible by the Company.

Vote Required for Approval

For purposes of 162(m) of the Internal Revenue Code, approval of the LTIP requires the affirmative "FOR" vote of a majority of the shares of common stock of the Company present in person or represented by proxy at the Annual Meeting and entitled to vote. A vote to "ABSTAIN" will have the same effect as a vote "AGAINST" the proposal. Broker non-votes will not count as votes cast "FOR" or "AGAINST" the proposal, and will have no effect on the outcome of the proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE CAREFUSION CORPORATION 2009 LONG-TERM INCENTIVE PLAN.

PROPOSAL 4—APPROVAL OF THE MANAGEMENT INCENTIVE PLAN

General

At the Annual Meeting, our stockholders will be asked to approve the CareFusion Corporation Management Incentive Plan, or the "MIP." The MIP was originally adopted and approved by the Company's Human Resources and Compensation Committee on August 31, 2009. The Company is now seeking stockholder approval of the MIP solely to qualify certain awards granted under the MIP as performance-based compensation that is exempt from the $1 million deduction limit under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). We intend that awards made under the MIP to our executive officers will be eligible for treatment as performance based compensation under Section 162(m) of the Code. The MIP is designed to attract and retain our employees and the employees of our subsidiaries, provide an incentive to achieve the strategic objectives of the Company and its subsidiaries, and to drive superior financial and management performance that result in enhanced value to the Company.

Summary of the CareFusion Management Incentive Plan

The description of the MIP set forth below is a summary, does not purport to be complete and is qualified in its entirety by the provisions of the MIP itself. The complete text of the MIP is attached as Annex B to this Proxy Statement. Capitalized terms that are used but not defined in this summary have the meanings given to them in the MIP.

Purpose. The MIP is intended to advance the interests of the Company and its stockholders by providing the Company's executive officers and other key employees with an annual bonus incentive to achieve strategic objectives of the Company and its subsidiaries; focus the Company's executive officers and other key employees on key measures that drive superior financial and management performance and that result in enhanced value of the Company; provide compensation opportunities that are externally competitive and internally consistent with the Company's strategic objectives and total reward strategies; and provide bonus opportunities that reward the Company's executive officers and other employees who are in positions to make significant contributions to the overall success of the Company and its subsidiaries.

Eligibility. In general, executive officers or key employees who hold a management position and are responsible for or contribute to the management, growth, and or profitability of the Company or one of its subsidiaries in a material way may participate in the MIP. Based on the current number of our executive officers or key employees, there are approximately 1,800 individuals who currently would be eligible to participate in the MIP.

Administration. The MIP will be administered by the Human Resources and Compensation Committee of the Board or such other committee composed of Directors (the "Administrator") designated by the Board. The Administrator of the MIP has the authority to: (i) amend and rescind rules and regulations relating to the MIP; (ii) determine the terms and provision for making or modifying awards made under the MIP; (iii) correct administrative errors; and (iv) make all other determinations necessary or advisable for administering the MIP.

Performance Criteria. As to each Performance Period, the Administrator will establish in writing Performance Criteria based on or derived from one or more of the following performance measures of the Company (and/or one or more operating groups of the Company, if applicable) over the Performance Period: (i) cash flow; (ii) earnings (including gross margin, earnings before interest and taxes, earnings before taxes, and net earnings); (iii) earnings per share; (iv) growth in earnings or earnings per share; (v) stock price; (vi) return on equity or average stockholders' equity; (vii) total stockholder return; (viii) return on capital; (ix) return on assets or net assets; (x) return on investment; (xi) revenue; (xii) income or net income; (xiii) operating income or net operating income; (xiv) operating profit or net operating profit (whether before or after taxes); (xv) economic profit or profit margin; (xvi) operating margin; (xvii) return on operating revenue; (xviii) return on tangible capital; (xix) market share; (xx) contract awards or backlog; (xxi) overhead or other expense reduction; (xxii) growth in stockholder value relative to the S&P 500 Index or other index or peer group; (xxiii) credit rating; (xxiv) strategic plan development and implementation; (xxv) improvement in workforce diversity: (xxvi) customer satisfaction; (xxvii) employee satisfaction; (xxviii) management succession plan development and implementation; and (xxix) employee retention. The amount of any award granted under the MIP will be determined by the extent to which the above mentioned Performance Criteria are satisfied. The Administrator will determine the Performance Criteria for each eligible participant under the MIP.

Award Payments. Under the MIP, all Participants could be eligible, within the discretion of the Administrator, for an Award that would be payable if established Performance Criteria were fully achieved during the applicable Performance Period. The maximum award earned in any fiscal year by any Participant under the MIP may not exceed $7,500,000, with such maximum to be pro-rated if the time period established by the Administrator with respect to the attainment of the established Performance Criteria is less than one fiscal year.

The Company's achievement of the Performance Criteria under Section 162(m) of the Code does not guarantee that the maximum Award will be payable to a "covered employee" within the meaning of Section 162(m) of the Code because the Administrator has the discretion to modify an Award based upon the assessment of an individual's performance and the attainment of other Company performance objectives. In exercising its discretion, the Administrator may take into account certain factors over which a covered employee has no or limited control, including, but not limited to, market related changes in inventory value, changes in industry margins, changes in accounting principles, and extraordinary changes to income. For Participants that are not covered employees, the Administrator is authorized, in its sole discretion, to make changes to the Performance Criteria during the respective fiscal year as necessary or appropriate in furtherance of the purposes of the MIP.

Awards earned under the MIP will be paid in cash, in one lump sum, subject to applicable tax and other authorized withholdings, on the last regular business day occurring on or before the 15th day of the third month after the end of each Performance Period. The Administrator may permit the deferral of payment of any Award to a specified date or to a date not less than six months after termination of employment, in accordance with such conditions and procedures as the Administrator may specify in compliance with the requirements of Section 409A of the Code.

Amendments. The Administrator, without notice, at any time and from time to time, may modify or amend, in whole or in part, any or all of the provisions of the MIP, or suspend or terminate it entirely; except that no such modification or amendment, suspension, or termination may, without the consent of a Participant, materially reduce the right of a Participant to a payment or distribution to which they already have become entitled as determined under the MIP. Stockholder approval of any amendment will be required only as required by Applicable Law. No new Award may be granted during any period of suspension of the MIP or after termination of the MIP.

MIP Awards to Management in Fiscal 2010

Of the new amounts awarded during the fiscal year ended June 30, 2010 under the MIP, awards to our executive officers totaled approximately $7.9 million. The following table sets forth information relating to the amounts awarded under the MIP that have been received by or allocated as of September 7, 2010 to the following persons or groups: (i) our Chief Executive Officer, (ii) each of our other named executive officers, (iii) our current executive officers as a group, (iv) our current non-executive officer directors as a group, (v) each nominee for election as a director and (vi) all employees, other than current executive officers, as a group.

Name and Position	Dollar Value ($)
David L. Schlotterbeck, Chairman and Chief Executive Officer (director nominee)	$ 2,400,000
Edward J. Borkowski, Chief Financial Officer	$ 1,008,000
Dwight Winstead, Chief Operating Officer	$ 1,564,500
Vivek Jain, President, Medical Technologies and Services	$ 702,675
Carol Zilm, President, Infusion and Respiratory Systems	$ 639,600
J. Michael Losh, Presiding Director (director nominee)	$ 0
Edward D. Miller, M.D. (director nominee)	$ 0
All current executive officers as a group	$ 7,886,260
All non-executive officer directors as a group	$ 0
All employees, other than current executive officers, as a group	$66,519,371

Vote Required for Approval

For purposes of 162(m) of the Internal Revenue Code, approval of the MIP requires the affirmative "FOR" vote of a majority of the shares of common stock of the Company present in person or represented by proxy at the Annual Meeting and entitled to vote. A vote to "ABSTAIN" will have the same effect as a vote "AGAINST" the proposal. Broker non-votes will not count as votes cast "FOR" or "AGAINST" the proposal, and will have no effect on the outcome of the proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE CAREFUSION CORPORATION MANAGEMENT INCENTIVE PLAN.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of September 7, 2010 (unless otherwise indicated below), with respect to (1) each person who is known by us who beneficially owns more than 5% of our common stock, (2) each director and named executive and (3) all of our directors and executive officers as a group. The address of each director and executive officer shown in the table below is c/o CareFusion Corporation, 3750 Torrey View Court, San Diego, California 92130.

We determined the number of shares of common stock beneficially owned by each person under rules promulgated by the SEC, based on information obtained from questionnaires, company records and filings with the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and also any shares which the individual or entity had the right to acquire within sixty days of September 7, 2010. Accordingly, the number of shares set forth below for our directors and executive officers includes shares subject to restricted stock units (RSUs) and/or stock options that these individuals have the right to acquire (including as a result of expected vesting) prior to November 6, 2010, which we refer to below as presently vested equity. All percentages are based on the shares of common stock outstanding as of September 7, 2010. Except as noted below, each holder has sole voting and investment power with respect to all shares of common stock listed as beneficially owned by that holder.

Name and Address of Beneficial Owner	Number of Shares of Common Stock	Percent of Common Stock
Cardinal Health, Inc.[1]	30,464,012	13.7%
T. Rowe Price Associates, Inc.[2]	19,299,936	8.7%
Dodge & Cox[3]	18,334,549	8.2%
David L. Schlotterbeck[4,5,6]	538,862	*
Edward J. Borkowski[4]	138,639	*
Dwight Winstead[4,6]	250,593	*
Vivek Jain[4]	86,145	*
Carol Zilm[4]	62,572	*
Philip L. Francis[7,8]	42,805	*
Robert F. Friel[7]	13,761	*
Jacqueline B. Kosecoff, Ph.D[7]	13,761	*
J. Michael Losh[7,9]	151,136	*
Gregory T. Lucier[7]	13,761	*
Edward D. Miller, M.D.[7]	13,761	*
Michael D. O'Halleran[7]	53,079	*
Robert P. Wayman[7]	13,761	*
All directors and executive officers as a group (16 persons)[10]	1,569,901	*

* Less than 1%.

1 The address of Cardinal Health is 7000 Cardinal Place, Dublin, Ohio 43017. For a description of certain voting arrangements relating to the shares of our common stock owned by Cardinal Health, see "Certain Relationship and Related Transactions."

2 Based on information obtained from T. Rowe Price Associates, Inc. ("Price Associates"). The address of Price Associates is 100 E. Pratt Street, Baltimore, Maryland 21202. Price Associates reported that, as of June 30, 2010, it had sole voting power with respect to 3,862,076 shares of our common stock and sole dispositive power with respect to 19,299,936 shares of our common stock, and that the ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Associates serves as investment adviser. The number of shares of common stock held by Price Associates may have changed since June 30, 2010.

3 Based on information obtained from a Schedule 13F filed with the SEC on August 12, 2010 by Dodge & Cox and inquiries made by us of Dodge & Cox. Based on those filings and inquiries, we are unable to

identify the natural persons with voting and/or dispositive power over the shares held by such entity. The address of Dodge & Cox is 555 California Street, 40th Floor, San Francisco, California. Dodge & Cox reported that, as of June 30, 2010, it had sole voting power with respect to 17,367,484 shares of our common stock, shared voting power with respect to 31,650 shares of our common stock, and sole dispositive power with respect to 18,334,549 shares of our common stock, and that the shares are beneficially owned by clients of Dodge & Cox, which clients may include registered investment companies and/or employee benefit plans, pension funds, endowment funds or other institutional clients. The number of shares of common stock held by Dodge & Cox may have changed since the filing of the Schedule 13F.

[4] Common stock and the percent of class listed as being beneficially owned by our named executive officers include presently vested equity, as follows: Mr. Schlotterbeck—485,917 shares; Mr. Borkowski—126,935 shares; Mr. Winstead—246,088 shares; Mr. Jain—73,452 shares and Ms. Zilm—57,657 shares.

[5] Includes 2,487 shares of common stock held by Mr. Schlotterbeck's spouse.

[6] Messrs. Schlotterbeck and Winstead meet the eligibility requirements for retirement under the terms of the LTIP. Due to their retirement eligibility and pursuant to the terms of the LTIP and the agreements for their equity awards, their rights to certain stock options and RSUs have vested; provided, however, that such awards will only become exercisable or payable, as the case may be, in accordance with their original vesting schedules. Accordingly, the shares subject to these awards are not reflected in the above table as beneficially owned by Messrs. Schlotterbeck and Winstead. The number of shares of common stock subject to these awards, including those for which rights will vest within 60 days of September 7, 2010, are as follows: Mr. Schlotterbeck—1,159,880 shares; and Mr. Winstead—327,747 shares.

[7] Common stock and the percent of class listed as being beneficially owned by the listed director includes presently vested equity, as follows: Mr. Francis—36,451 shares; Mr. Friel—13,761 shares; Dr. Kosecoff—13,761 shares; Mr. Losh—147,559 shares; Mr. Lucier—13,761 shares; Dr. Miller—13,761 shares; Mr. O'Halleran—46,971 shares; and Mr. Wayman—13,761 shares.

[8] Includes 975 shares of common stock held by Mr. Francis' spouse for their daughter, and 3,500 shares held by a trust.

[9] Includes 750 shares of common stock held in trust for the benefit of Mr. Losh's daughters.

[10] Common stock and percent of class listed as being beneficially owned by all executive officers and directors as a group include presently vested equity with respect to an aggregate of 1,454,525 shares of common stock. Certain of our executive officers meet the eligibility requirements for retirement under the terms of the LTIP. Due to their retirement eligibility and pursuant to the terms of the LTIP and the agreements for their equity awards, their rights to certain stock options and RSUs have vested; provided, however, that such awards will only become exercisable or payable, as the case may be, in accordance with their original vesting schedules. Accordingly, the shares subject to these awards are not reflected in the above table as beneficially owned. The number of shares of common stock subject to these awards, including those for which rights will vest within 60 days of September 7, 2010, is 1,609,900 shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under Section 16(a) of the Securities Exchange Act of 1934 and rules and regulations promulgated by the SEC, our directors, executive officers and beneficial owners of more than 10% of any class of equity security are required to file periodic reports of their ownership, and changes in that ownership, with the SEC. Based solely on our review of such forms furnished to us and written representations from certain reporting persons, we believe that during the period in the fiscal year ended June 30, 2010, during which CareFusion was a reporting company under the Exchange Act, our directors, officers, executive officers, and 10% stockholders complied with all Section 16(a) filing requirements, except that Mr. O'Halleran filed a Form 4 in March 2010 that inadvertently omitted from his holdings 3,750 shares of CareFusion common stock held indirectly through a trust. Mr. O'Halleran corrected the omission through the filing of an amended Form 4.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Procedures for Approval of Related Person Transactions

The Board has adopted a written Related Person Transaction Policy and Procedures, which requires the approval or ratification by the Audit Committee of any transaction or series of transactions exceeding $120,000 in any calendar year, in which we are a participant and any related person has a direct or indirect material interest. Related persons include our directors, nominees for election as a director, persons controlling over 5% of our common stock and executive officers and the immediate family members of each of these individuals.

Once a transaction has been identified as requiring such approval, the Audit Committee will review all of the relevant facts and circumstances and approve or disapprove of the transaction. The Audit Committee will take into account such factors as it considers appropriate, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances, the extent of the related person's interest in the transaction and whether the transaction would be likely to impair (or create an appearance of impairing) the judgment of a director or executive officer to act in the best interests of the Company.

If advance Audit Committee approval of a transaction is not feasible, the transaction will be considered for ratification at the Audit Committee's next regularly scheduled meeting. If a transaction relates to a director, that director will not participate in the Audit Committee's deliberations. In addition, the Audit Committee Chairman may pre-approve or ratify any related person transactions in which the aggregate amount is expected to be less than $500,000.

Related Person Transactions

Since July 1, 2005, there have been no transactions, or currently proposed transactions, in which we were or are to be a participant involving an amount exceeding $120,000, and in which any related person had or will have a direct or indirect material interest, except as described below.

Agreements with Cardinal Health

Prior to the spinoff, we and Cardinal Health entered into certain agreements that effected the separation, provided a framework for our relationship with Cardinal Health after the separation and provided for the allocation between us and Cardinal Health of Cardinal Health's assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from Cardinal Health. The following is a brief summary of the material agreements that we entered into with Cardinal Health prior to the spinoff. These summaries are qualified in their entireties by reference to the full text of the applicable agreements.

- ***Separation Agreement.*** The separation agreement sets forth, among other things, our agreements with Cardinal Health regarding the principal transactions that were necessary to separate us from Cardinal Health. It also sets forth other agreements that govern certain aspects of our ongoing relationship with Cardinal Health. These other agreements include: Transfer of Assets and Assumptions of Liabilities; Future Claims; Releases; Indemnifications; Legal Matters; Insurance; and the Distribution of cash and common shares.
- ***Stockholder's and Registration Rights Agreement.*** We and Cardinal Health entered into a stockholder's and registration rights agreement pursuant to which we agreed that, upon the request of Cardinal Health, we will use our commercially reasonable efforts to effect the registration under applicable federal and state securities laws of any shares of our common stock retained by Cardinal Health. In addition, Cardinal Health agreed to vote any shares of our common stock that it retains immediately after the separation in proportion to the votes cast by our other stockholders. In connection

with such agreement, Cardinal Health granted us a proxy to vote its shares of our common stock in such proportion. This proxy, however, will be automatically revoked as to a particular share upon any sale or transfer of such share from Cardinal Health to a person other than Cardinal Health, and neither the voting agreement nor proxy will limit or prohibit any such sale or transfer.

- ***Transition Services Agreement.*** We and Cardinal Health entered into a transition services agreement in connection with the separation to provide each other, on a transitional basis, certain administrative, human resources and support services and other assistance consistent with the services provided by the parties to each other before the separation. The charges for the transition services generally are intended to allow the providing company to fully recover the costs directly associated with providing the services, plus all out-of-pocket costs and expenses, generally without profit. The charges of each of the transition services will generally be based on either a pre-determined flat fee or an allocation of the cost incurred by the company providing the service, including certain fees and expenses of third-party service providers.

- ***Tax Matters Agreement.*** This agreement governs Cardinal Health's and CareFusion's respective rights, responsibilities and obligations with respect to taxes, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and assistance and cooperation in respect of tax matters. The tax matters agreement also contains restrictions on our ability (and the ability of any member of our group) to take actions that could cause the contribution of the businesses to us by Cardinal Health and the distribution of our common stock to Cardinal Health shareholders in the spinoff to fail to qualify as a tax-free reorganization for United States federal income tax purposes, including entering into, approving or allowing any transaction that results in a sale or other disposition of a substantial portion of our assets or stock and the liquidation or dissolution of us and certain of our subsidiaries.

- ***Employee Matters Agreement.*** This agreement governs our compensation and employee benefit obligations with respect to our current and former employees. The employee matters agreement allocates liabilities and responsibilities relating to employee compensation and benefit plans and programs and related matters in connection with the separation, including, among other things, the treatment of outstanding Cardinal Health equity awards and share-based awards, annual and long-term incentive awards, deferred compensation obligations, severance arrangements, retirement plans and welfare benefit obligations.

- ***Intellectual Property Agreements.*** We entered into a master intellectual property license agreement with Cardinal Health pursuant to which each party granted a royalty-free, worldwide, non-exclusive, perpetual, irrevocable license under the intellectual property and technology owned by it as a result of the separation (other than the intellectual property and technology licensed under various other agreements) to the other for use in the conduct of the other's business as of the separation. We entered into a transitional trademark license agreement pursuant to which Cardinal Health and Cardinal Health Technologies granted us a royalty-free, worldwide, non-exclusive, non-transferable, fully paid-up license to use certain of their trademarks, trade names and service marks used in our business as of the separation, or licensed marks, or to allow us sufficient time to (a) rebrand and phase out of use of the licensed marks; and (b) transfer or change any product registrations or regulatory approvals (or applications for either of the foregoing) that are under the name of Cardinal Health or any of its affiliates to our new corporate name.

- ***License Agreements.*** Cardinal Health also granted us a royalty-free, worldwide, non-exclusive, perpetual, irrevocable license to certain design specifications and to any patent issued to Cardinal Health under its current patent application for its remote pharmacy order processing system for use by us in our PyxisConnect product line. In addition, Cardinal Health granted us an exclusive license, under certain patents and trademarks, to make (worldwide) and sell (outside of North America and Puerto Rico or any country where Cardinal Health has a distribution relationship with a third-party with respect to certain of its medical products) certain medical products under specified brands for a period of two years. Cardinal Health also granted us a non-exclusive license, under such patents and trademarks and for a period of two years, to make and sell such medical products in other countries where Cardinal Health has a non-exclusive distribution relationship with a third-party with respect to such products.

- ***Distribution/Supply Agreements.*** Cardinal Health agreed to provide or distribute products (and related services), on both an exclusive and non-exclusive basis, under various distribution/supply agreements with us and vice versa, pursuant to which one party will supply certain products to the other party for distribution by the other party in certain geographic locations (both domestic and international) or for use by the other party as a component of its own products.
- ***Miscellaneous Agreements.*** We entered into various agreements with Cardinal Health for certain specified services relating to (a) the development by us of barcode scanning for pre-filled syringes being developed by Cardinal Health for use in connection with infusion pumps; (b) the provision of gamma sterilization services and warehouse and logistic services by Cardinal Health to us; (c) the manufacture, packaging and provision of related services by Cardinal Health with respect to various surgical procedure kits using our products; (d) referral by Cardinal Health of our products to its customers; and (e) service and ongoing service maintenance for the CardinalASSIST and Valuelink programs owned by Cardinal Health and used by us in our dispensing business.

ADDITIONAL INFORMATION

Stockholder Proposals for 2011 Annual Meeting

Stockholders interested in submitting a proposal for consideration at our 2011 annual meeting must do so by sending such proposal to our Corporate Secretary at CareFusion Corporation, 3750 Torrey View Court, San Diego, CA 92130, Attention: General Counsel. Under the SEC's proxy rules, the deadline for submission of proposals to be included in our proxy materials for the 2011 annual meeting is May 27, 2011. Accordingly, in order for a stockholder proposal to be considered for inclusion in our proxy materials for the 2011 annual meeting, any such stockholder proposal must be received by our Corporate Secretary on or before May 27, 2011, and comply with the procedures and requirements set forth in Rule 14a-8 under the Securities Exchange Act of 1934, as well as the applicable requirements of our amended and restated by-laws. Any stockholder proposal received after May 27, 2011 will be considered untimely, and will not be included in our proxy materials. In addition, stockholders interested in submitting a proposal outside of Rule 14a-8 must properly submit such a proposal in accordance with our amended and restated by-laws.

Our amended and restated by-laws require advance notice of business to be brought before a stockholders' meeting, including nominations of persons for election as directors. To be timely, notice to our Corporate Secretary must be received at our principal executive offices not less than 90 days no more than 120 days prior to the anniversary date of the preceding year's annual meeting and must contain specified information concerning the matters to be brought before such meeting and concerning the stockholder proposing such matters. Therefore, to be presented at our 2011 annual meeting, such a proposal must be received by the Company on or after July 6, 2011 but no later than August 5, 2011. If the date of the 2011 annual meeting is advanced by more than 30 days, or delayed by more than 70 days, from the anniversary date of the 2010 Annual Meeting, notice must be received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which the public announcement of the date of such meeting is first made.

Householding of Annual Meeting Materials

We have adopted "householding," a procedure approved by the SEC under which CareFusion stockholders who share an address will receive a single copy of the Annual Report, Proxy Statement or Notice, as applicable, or a single notice addressed to those stockholders. This procedure reduces printing costs and mailing fees, while also reducing the environmental impact of the distribution. If you reside at the same address as another CareFusion stockholder and wish to receive a separate copy of the applicable materials, you may do so by making a written or oral request to: 3750 Torrey View Court, San Diego, CA 92130, Attention: Investor Relations or by calling, (858) 617-4621. Upon your request, we will promptly deliver a separate copy to you. The Proxy Statement and our Annual Report are also available at *https://materials.proxyvote.com/14170T*.

Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, please notify your broker directly. You may also call (800) 542-1061 or write to: Householding Department, Broadridge, 51 Mercedes Way, Edgewood, New York 11717, and include your name, the name of your broker or other nominee, and your account number(s). Any stockholders who share the same address and currently receive multiple copies of the Annual Report, Proxy Statement or Notice, as applicable, who wish to receive only one copy in the future may contact their bank, broker, or other holder of record, or CareFusion's Investor Relations at the contact information listed above, to request information about householding.

OTHER BUSINESS

The Board does not know of any other matters to be brought before the meeting. If other matters are presented, the proxy holders have discretionary authority to vote all proxies in accordance with their best judgment.

By order of the Board of Directors,



Joan Stafslien
Executive Vice President, Chief Compliance Officer,
General Counsel and Secretary

We make available, free of charge on our website, all of our filings that are made electronically with the SEC, including Forms 10-K, 10-Q and 8-K. These materials can be found in the "Investor Relations" section of our website at *www.carefusion.com*, by clicking the "Financial Information" link and then the "SEC Filings" link. Copies of our Annual Report on Form 10-K for the fiscal year ended June 30, 2010, including financial statements and schedules thereto, filed with the SEC, are also available without charge to stockholders upon written request addressed to:

Corporate Secretary
CareFusion Corporation
3750 Torrey View Court
San Diego, CA 92130

CareFusion

ANNEX A

CAREFUSION CORPORATION
2009 LONG-TERM INCENTIVE PLAN
(Effective as of August 31, 2009)

1. Purpose of the Plan.

The purpose of this Plan is to encourage ownership in the Company by key personnel whose long-term service to the Company is considered essential to the Company's continued progress and, thereby, encourage such personnel to act in the stockholders' interest and share in the Company's success. The Plan also is intended to assist the Company in attracting and retaining employees and other potential Awardees who are expected to make important contributions to the Company and its Affiliates. In addition, in accordance with Article VI of the Employee Matters Agreement, dated as of August 31, 2009, by and between Cardinal Health and the Company (the "Employee Matters Agreement"), the Plan permits the issuance of long-term incentive awards in partial or full substitution for long-term incentive awards that covered shares of the common stock of Cardinal Health immediately prior to the spin-off of the Company by Cardinal Health.

2. Definitions.

As used herein, the following definitions shall apply:

(a) "**Administrator**" means the Board, any Committee or such delegates as shall be administering the Plan in accordance with Section 4 of the Plan.

(b) "**Affiliate**" means, with respect to the Company or Cardinal Health, any entity that is directly or indirectly controlled by such entity, or any entity in which such entity has a significant ownership interest as determined by the Administrator; provided that, notwithstanding anything herein to the contrary, the Company and Cardinal Health shall not be considered Affiliates of each other for purposes of this Plan.

(c) "**Applicable Law**" means the requirements relating to the administration of stock option plans under U.S. federal and state laws, any stock exchange or quotation system on which the Company has listed or submitted for quotation the Common Stock to the extent provided under the terms of the Company's agreement with such exchange or quotation system and, with respect to Awards subject to the laws of any foreign jurisdiction where Awards are, or will be, granted under the Plan, the laws of such jurisdiction.

(d) "**Award**" means a Cash Award, Stock Award, Option, Stock Appreciation Right or Other Stock-Based Award granted in accordance with the terms of the Plan.

(e) "**Awardee**" means an Employee, a Director or a Cardinal Health Participant who has been granted an Award under the Plan.

(f) "**Award Agreement**" means a Cash Award Agreement, Stock Award Agreement, Option Agreement, Stock Appreciation Right Agreement and/or Other Stock-Based Award Agreement, which may be in written or electronic format, in such form and with such terms as may be specified by the Administrator, evidencing the terms and conditions of an individual Award. Each Award Agreement is subject to the terms and conditions of the Plan. With respect to Replacement Awards, the term also includes any memorandum or summary of terms that may be specified by the Administrator, together with any agreement under any Cardinal Health Plan that may be referred to therein.

(g) "**Board**" means the Board of Directors of the Company.

(h) "**Cash Award**" means a bonus opportunity awarded under Section 13 of the Plan pursuant to which an Employee may become entitled to receive an amount based on the satisfaction of such performance criteria as are specified in the agreement or, if no agreement is entered into with respect to the Cash Award, other documents evidencing the Award (the "Cash Award Agreement").

(i) "**Cardinal Health**" means Cardinal Health, Inc., an Ohio corporation.

(j) "**Cardinal Health Participant**" means a current or former employee, officer or member of the board of directors of Cardinal Health or any of its Affiliates or any other person who holds a stock option, restricted share or restricted share unit under a Cardinal Health Plan as of the Distribution Effective Time. Without limiting the generality of the foregoing, a Cardinal Health Participant may also be an Employee or a Director hereunder.

(k) "**Cardinal Health Plan**" means the Cardinal Health, Inc. 2005 Long-Term Incentive Plan, as amended, or any similar plan sponsored by Cardinal Health or any of its Affiliates, including but not limited to (i) the Cardinal Health Broadly-based Equity Incentive Plan, as amended, (ii) the Cardinal Health Amended and Restated Equity Incentive Plan, as amended, (iii) the Cardinal Health Outside Directors Equity Plan, as amended, (iv) the Cardinal Health 2007 Nonemployee Directors Equity Plan, as amended, and (v) each equity incentive plan assumed by Cardinal Health prior to the Distribution Effective Time under which any awards remain outstanding after the Distribution Effective Time.

(l) "**Change of Control**" means any of the following occurring after the Distribution Effective Time:

(i) the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of twenty-five percent (25%) or more of either (x) the then outstanding Common Stock of the Company (the "Outstanding Company Common Stock"), or (y) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of Directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change of Control: (A) any acquisition directly from the Company or any corporation controlled by the Company; (B) any acquisition by the Company or any corporation controlled by the Company; (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company; or (D) any acquisition by any corporation that is a Non-Control Acquisition (as defined in subsection (iii) of this Section 2(l)); or

(ii) individuals who, as of the effective date of this Plan, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a Director subsequent to the effective date whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the Directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the acquisition by the Company of assets or shares of another corporation (a "Business Combination"), unless, such Business Combination is a Non-Control Acquisition. A "Non-Control Acquisition" shall mean a Business Combination where: (x) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be; (y) no Person (excluding any employee benefit plan (or related trust) of the Company or such corporation resulting from such

Business Combination) beneficially owns, directly or indirectly, twenty-five percent (25%) or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination (including any ownership that existed in the Company or the company being acquired, if any); and (z) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(iv) approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

(m) "**Code**" means the United States Internal Revenue Code of 1986, as amended.

(n) "**Committee**" means a committee of Directors appointed by the Board in accordance with Section 4 of the Plan or the Human Resources and Compensation Committee of the Board.

(o) "**Common Stock**" means the common stock, $0.01 par value, of the Company.

(p) "**Company**" means CareFusion Corporation, a Delaware corporation, or, except as utilized in the definition of Change of Control, its successor.

(q) "**Conversion Award**" has the meaning set forth in Section 4(b)(xiii) of the Plan.

(r) "**Director**" means a member of the Board.

(s) "**Disability**," unless the Administrator determines otherwise, has the meaning specified in the Company's or Cardinal Health's, as the case may be, long-term disability plan applicable to the Participant at the time of the disability.

(t) "**Disaffiliation**" means a Subsidiary or Affiliate of the Company ceasing to be a Subsidiary or Affiliate of the Company for any reason (including, without limitation, as a result of a public offering, or a spin-off or sale by the Company, of the stock of the Subsidiary or Affiliate) or a sale of a division of the Company and its Affiliates.

(u) "**Distribution Effective Time**" means the effective time of the distribution of Common Stock to the holders of Common Shares of Cardinal Health, which is expected to be 11:59 p.m., New York City time, on August 31, 2009.

(v) "**Employee**" means an employee of the Company or its Affiliates, or a person who has agreed to commence serving as an employee of the Company, including an Officer who is also a regular, active employee of the Company or its Affiliates. For any and all purposes under the Plan, the term "Employee" shall not include a person hired as an independent contractor, leased employee, consultant or a person otherwise designated by the Administrator, the Company or an Affiliate at the time of hire as not eligible to participate in or receive benefits under the Plan or not on the payroll, even if such ineligible person is subsequently determined to be a common law employee of the Company or an Affiliate or otherwise an employee by any governmental or judicial authority. Unless otherwise determined by the Administrator in its sole discretion, for purposes of the Plan, an Employee shall be considered to have terminated employment and to have ceased to be an Employee if his or her employer ceases to be an Affiliate of the Company, even if he or she continues to be employed by such employer.

(w) "**Employee Matters Agreement**" has the meaning given that term in Section 1.

(x) "**Exchange Act**" means the United States Securities Exchange Act of 1934, as amended.

(y) "**Grant Date**" means, with respect to each Award, the date upon which an Award that is granted to an Awardee pursuant to this Plan becomes effective, which shall not be earlier than the date of action by the Administrator.

(z) "**Incentive Stock Option**" means an Option that is identified in the Option Agreement as intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder, and that actually does so qualify.

(aa) "**Fair Market Value**" means the fair market value of the Common Stock as determined by the Administrator from time to time. Unless otherwise determined by the Administrator, the fair market value shall be the closing price for the Common Stock reported on a consolidated basis on the New York Stock Exchange on the relevant date or, if there were no sales on such date, the closing price on the nearest preceding date on which sales occurred.

(bb) "**Nonqualified Stock Option**" means an Option that is not an Incentive Stock Option.

(cc) "**Officer**" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(dd) "**Option**" means a right granted under Section 8 of the Plan to purchase a number of Shares or Stock Units at such exercise price, at such times, and on such other terms and conditions as are specified in the agreement or other documents evidencing the Award (the "Option Agreement"). Both Incentive Stock Options and Nonqualified Stock Options may be granted under the Plan.

(ee) "**Other Stock-Based Award**" means an Award granted pursuant to Section 12 of the Plan on such terms and conditions as are specified in the agreement or other documents evidencing the Award (the "Other Stock-Based Award Agreement").

(ff) "**Participant**" means the Awardee or any person (including any estate) to whom an Award has been assigned or transferred as permitted hereunder.

(gg) "**Plan**" means this 2009 Long-Term Incentive Plan.

(hh) "**Qualifying Performance Criteria**" shall have the meaning set forth in Section 14(b) of the Plan.

(ii) "**Replacement Award**" means an Award that is issued under the Plan in accordance with the terms of Article VI of the Employee Matters Agreement in substitution of, or in connection with a, stock option, restricted share or restricted share unit that was granted under a Cardinal Health Plan.

(jj) "**Retirement**" means, unless the Administrator determines otherwise, Termination of Employment (other than by death or Disability and other than in the event of Termination for Cause) by (i) an Employee from the Company and its Affiliates or (ii) an employee of Cardinal Health or its Affiliates from Cardinal Health and its Affiliates; in each case after attaining age 55 and having at least 10 years of continuous service with the Company or its Affiliates, Cardinal Health or its Affiliates, or such other Affiliates prior to the time that such Affiliate became an Affiliate of the Company or Cardinal Health.

(kk) "**Securities Act**" means the United States Securities Act of 1933, as amended.

(ll) "**Share**" means a share of Common Stock, as adjusted in accordance with Section 16(a) of the Plan.

(mm) "**Stock Appreciation Right**" means a right granted under Section 10 of the Plan on such terms and conditions as are specified in the agreement or other documents evidencing the Award (the "Stock Appreciation Right Agreement").

(nn) "**Stock Award**" means an award or issuance of Shares or Stock Units made under Section 11 of the Plan, the grant, issuance, retention, vesting and/or transferability of which is subject during specified periods of time to such conditions (including without limitation continued employment or performance conditions) and terms as are expressed in the agreement or other documents evidencing the Award (the "Stock Award Agreement").

(oo) "**Stock Unit**" means a bookkeeping entry representing an amount equivalent to the Fair Market Value of one Share, payable in cash, property or Shares. Stock Units represent an unfunded and unsecured obligation of the Company, except as otherwise provided for by the Administrator.

(pp) "**Subsidiary**" means any company in an unbroken chain of companies beginning with the Company, provided that each company in the unbroken chain, other than the last company, owns, at the time of determination, stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other companies in such chain.

(qq) "**Termination for Cause**" means, unless otherwise provided in an Award Agreement, Termination of Employment on account of any act of fraud or intentional misrepresentation or embezzlement, misappropriation or conversion of assets of the Company, Cardinal Health or their Affiliates, as the case may be, or the intentional and/or repeated violation of the written policies or procedures of (1) the Company or its Affiliates by an Employee or (2) Cardinal Health or its Affiliates by a Cardinal Health Participant; provided that for an Employee or a Cardinal Health Participant who is party to an individual severance or employment agreement defining Cause or a participant in a change in control (or similar) plan defining Cause, except as may be provided in such agreement or plan, "Cause" shall have the meaning set forth in such agreement or plan. For purposes of this Plan, a Termination of Employment shall be deemed to be a Termination for Cause if, after such Termination of Employment, facts and circumstances are discovered that would have justified, in the opinion of the Committee, a Termination for Cause.

(rr) "**Termination of Employment**" means ceasing to be an employee of the Company or its Affiliates or Cardinal Health or its Affiliates, as the case may be; provided, however, that, if determined by the Administrator, for purposes of this Plan, it will not be deemed to be a Termination of Employment if such employee continues to be or becomes a Director or becomes an independent contractor, leased employee or consultant to the Company or Cardinal Health, or either of their Affiliates, as the case may be. With respect to a Director, "Termination of Employment" means ceasing to serve as a Director of the Company or of Cardinal Health, as the case may be.

3. Stock Subject to the Plan.

(a) *Aggregate Limit.* Subject to the provisions of Section 16(a) of the Plan, the maximum aggregate number of Shares which may be subject to Awards granted under the Plan is 40,000,000 Shares; provided that no more than 16,000,000 Shares may be subject to Replacement Awards. The aggregate number of Shares subject to Awards granted under this Plan shall not be reduced by Shares subject to Awards granted upon the assumption of, or in substitution for, awards granted by a business or entity that is acquired by, or whose assets are acquired by, the Company after the Distribution Effective Time. The Shares issued pursuant to the Plan may be either Shares reacquired by the Company, including Shares purchased in the open market, or authorized but unissued Shares.

(b) *Code Section 162(m) and 422 Limits.* Subject to the provisions of Section 16(a) of the Plan, the aggregate number of Shares subject to Awards granted under this Plan during any fiscal year to any one Awardee shall not exceed 3,000,000. The aggregate maximum value as of the Grant Date of Cash Awards granted under this Plan during any fiscal year to any one Awardee on or after the date of this Plan becomes effective shall not exceed U.S. $7,500,000. Subject to the provisions of Section 16(a) of the Plan, the aggregate number of Shares that may be subject to all Incentive Stock Options granted under the Plan is 16,000,000 Shares. Notwithstanding anything to the contrary in the Plan, the limitations set forth in this Section 3(b) shall be subject to adjustment under Section 16(a) of the Plan only to the extent that such adjustment will not affect the status of any Award intended to qualify as "performance-based compensation" under Section 162(m) of the Code.

(c) *Share Counting Rules.*

(i) For purposes of this Section 3 of the Plan, the aggregate number of Shares subject to Awards granted under the Plan at any time shall not be reduced by Shares subject to Awards that have been canceled, expired, forfeited or settled in cash.

(ii) The following Shares shall not become available for Awards under this Plan: (A) Shares subject to Awards that have been retained by the Company in payment or satisfaction of the purchase price of an Award or the tax withholding obligation of an Awardee; (B) Shares that have been delivered (either actually or constructively by attestation) to the Company in payment or satisfaction of the purchase price of an Award or the tax withholding obligation of an Awardee; or (C) Shares reserved for issuance upon a grant of Stock Appreciation Rights which are exercised and settled in Shares, to the extent the number of reserved Shares exceeds the number of Shares actually issued upon the exercise of the Stock Appreciation Rights.

4. Administration of the Plan.

(a) *Procedure.*

(i) *Multiple Administrative Bodies.* The Plan shall be administered by the Board, a Committee designated by the Board to so administer this Plan and/or their respective delegates.

(ii) *Section 162(m).* To the extent that the Administrator determines it to be desirable to qualify Awards granted hereunder as "performance-based compensation" within the meaning of Section 162(m) of the Code, Awards to "covered employees" within the meaning of Section 162(m) of the Code or to Employees that the Committee determines may be "covered employees" in the future shall be made by a Committee of two or more "outside directors" within the meaning of Section 162(m) of the Code. Notwithstanding any other provision of the Plan, the Administrator shall not have any discretion or authority to make changes to any Award that is intended to qualify as "performance-based compensation" to the extent that the existence of such discretion or authority would cause such Award not to so qualify.

(iii) *Rule 16b-3.* To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3 promulgated under the Exchange Act ("Rule 16b-3"), Awards to Officers and Directors shall be made by the entire Board or a Committee of two or more "non-employee directors" within the meaning of Rule 16b-3.

(iv) *Other Administration.* Except to the extent prohibited by Applicable Law, the Board or a Committee may delegate to a Committee of one or more Directors or to authorized officers of the Company the power to approve Awards to persons eligible to receive Awards under the Plan who are not (A) subject to Section 16 of the Exchange Act or (B) at the time of such approval, "covered employees" under Section 162(m) of the Code.

(v) *Delegation of Authority for the Day-to-Day Administration of the Plan.* Except to the extent prohibited by Applicable Law, the Administrator may delegate to one or more individuals the day-to-day administration of the Plan and any of the functions assigned to it in this Plan. Such delegation may be revoked at any time.

(b) *Powers of the Administrator.* Subject to the provisions of the Plan and Article VI of the Employee Matters Agreement, in the case of a Committee or delegates acting as the Administrator, subject to the specific duties delegated to such Committee or delegates, the Administrator shall have the authority, in its discretion:

(i) to select the Employees and Directors to whom Awards are to be granted hereunder;

(ii) to determine the number of Shares to be covered by each Award granted hereunder;

(iii) to select Cardinal Health Participants to whom Replacement Awards are to be granted hereunder and the applicable terms and number of Shares of such Replacement Awards;

(iv) to determine the type of Award to be granted to the selected Employees and Directors; provided that, notwithstanding anything herein to the contrary, Directors shall not be eligible to receive Incentive Stock Options or Cash Awards;

(v) to approve forms of Award Agreements;

(vi) to determine the terms and conditions, not inconsistent with the terms of the Plan or Article VI of the Employee Matters Agreement, of any Award granted hereunder. Such terms and conditions may include, but are not limited to, the exercise and/or purchase price, the time or times when an Award may be exercised (which may or may not be based on performance criteria), the vesting schedule, any vesting and/or exercisability provisions, terms regarding acceleration of Awards or waiver of forfeiture restrictions, the acceptable forms of consideration for payment for an Award, the term, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine and may be established at the time an Award is granted or thereafter;

(vii) to correct administrative errors;

(viii) to construe and interpret the terms of the Plan (including sub-plans and Plan addenda) and Awards granted pursuant to the Plan;

(ix) to adopt rules and procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures. Without limiting the generality of the foregoing, the Administrator is specifically authorized (A) to adopt the rules and procedures regarding the conversion of local currency, the shift of tax liability from employer to employee (where legally permitted) and withholding procedures and handling of stock certificates which vary with local requirements, and (B) to adopt sub-plans and Plan addenda as the Administrator deems desirable, to accommodate foreign laws, regulations and practice;

(x) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans and Plan addenda;

(xi) to modify or amend each Award, including, but not limited to, the acceleration of vesting and/or exercisability, provided, however, that any such modification or amendment (A) is subject to the Plan amendment provisions set forth in Section 17 of the Plan, and (B) may not impair any outstanding Award unless agreed to in writing by the Participant, except that such agreement shall not be required if the Administrator determines in its sole discretion that such modification or amendment either (Y) is required or advisable in order for the Company, the Plan or the Award to satisfy any Applicable Law or to meet the requirements of any accounting standard, or (Z) is not reasonably likely to significantly diminish the benefits provided under such Award, or that adequate compensation has been provided for any such diminishment;

(xii) to allow or require Participants to satisfy withholding tax amounts by electing to have the Company withhold from the Shares to be issued upon exercise of a Nonqualified Stock Option or vesting of a Stock Award that number of Shares having a Fair Market Value equal to the amount required to be withheld. The Fair Market Value of the Shares to be withheld shall be determined in such manner and on such date that the Administrator shall determine or, in the absence of provision otherwise, on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Shares withheld for this purpose shall be made in such form and under such conditions as the Administrator may provide;

(xiii) to authorize conversion or substitution under the Plan of any or all stock options, stock appreciation rights or other stock awards held by awardees of an entity merged with or acquired by the Company or any of its Affiliates (the "Conversion Awards"). Any conversion or substitution shall be effective as of the close of such merger or acquisition. The Conversion Awards may be Nonqualified Stock Options or Incentive Stock Options, as determined by the Administrator, with respect to stock options granted by the acquired entity;

(xiv) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award;

(xv) to impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or of other subsequent transfers by the Participant of any Shares issued as a result of or under an Award or upon the exercise of an Award, including without limitation, (A) restrictions under an insider trading policy, (B) restrictions as to the use of a specified brokerage firm for such resales or other transfers, and (C) institution of "blackout" periods on exercises of Awards;

(xvi) to provide, either at the time an Award is granted or by subsequent action, that an Award shall contain as a term thereof, a right, either in tandem with the other rights under the Award or as an alternative thereto, of the Participant to receive, without payment to the Company, a number of Shares, cash or a combination thereof, the amount of which is determined by reference to the value of the Award; and

(xvii) to make all other determinations deemed necessary or advisable for administering the Plan and any Award granted hereunder.

(c) *Effect of Administrator's Decision*. All questions arising under the Plan or under any Award shall be decided by the Administrator in its total and absolute discretion. All decisions, determinations and interpretations by the Administrator regarding the Plan, any rules and regulations under the Plan and the terms and conditions of any Award granted hereunder, shall be final and binding on all Participants. The Administrator shall consider such factors as it deems relevant, in its sole and absolute discretion, to making such decisions, determinations and interpretations including, without limitation, the recommendations or advice of any officer or other employee of the Company and such attorneys, consultants and accountants as it may select.

5. Eligibility.

Awards may be granted only to Employees, Directors or a Cardinal Health Participant; provided that, pursuant to Section 32, a Cardinal Health Participant, who is not otherwise an Employee or a former Employee, may receive only Replacement Awards.

6. Term of Plan.

The Plan shall become effective at the Distribution Effective Time. The Plan shall continue in effect for a term of ten (10) years from the effective date unless terminated earlier under Section 17 of the Plan.

7. Term of Award.

Subject to the provisions of the Plan and Article VI of the Employee Matters Agreement, the term of each Award shall be determined by the Administrator and stated or incorporated in the Award Agreement. In the case of an Option or Stock Appreciation Right the term shall be ten (10) years from the Grant Date or such shorter term as may be provided in the Award Agreement.

8. Options.

The Administrator may grant an Option or provide for the grant of an Option, either from time to time in the discretion of the Administrator or automatically upon the occurrence of specified events, including, without limitation, the achievement of performance goals, the satisfaction of an event or condition within the control of the Awardee or within the control of others.

(a) *Option Agreement.* Each Option Agreement shall contain or incorporate provisions regarding (i) the number of Shares that may be issued upon exercise of the Option, (ii) the type of Option, (iii) the exercise price of the Option and the means of payment of such exercise price, (iv) the term of the Option, (v) such terms and conditions on the vesting and/or exercisability of an Option as may be determined from time to time by the Administrator, (vi) restrictions on the transfer of the Option and forfeiture provisions, and (vii) such further terms and conditions, in each case not inconsistent with this Plan, as may be determined from time to time by the Administrator.

(b) *Exercise Price.* The per share exercise price for the Shares to be issued pursuant to exercise of an Option shall be determined by the Administrator, except that the per Share exercise price shall be no less than the Fair Market Value per Share on the Grant Date, except that this sentence shall not apply to Replacement Awards. Notwithstanding the preceding sentence, at the Administrator's discretion, Conversion Awards may be granted in substitution and/or conversion of options of an acquired entity, with a per Share exercise price of less than the Fair Market Value per Share on the date of such substitution and/or conversion.

(c) *No Repricings.* Except in connection with a corporate transaction or event described in Section 16(a) of this Plan, the terms of outstanding Awards may not be amended to reduce the exercise price of outstanding Options or the base price of Stock Appreciation Rights, or cancel outstanding Options or Stock Appreciation Rights in exchange for cash, other awards or Options or Stock Appreciation Rights with an exercise price or base price, as applicable, that is less than the exercise price of the original Options or base price of the original Stock Appreciation Rights, as applicable, without stockholder approval.

(d) *No Reload Grants.* Options shall not be granted under the Plan in consideration for and shall not be conditioned upon the delivery of Shares to the Company in payment of the exercise price and/or tax withholding obligation under any other Option.

(e) *Vesting Period and Exercise Dates.* Options granted under this Plan shall vest and/or be exercisable at such time and in such installments during the period prior to the expiration of the Option's term as determined by the Administrator. The Administrator shall have the right to make the timing of the ability to exercise any Option granted under this Plan subject to continued active employment, the passage of time and/or such performance requirements as deemed appropriate by the Administrator. Subject to Section 4(a)(ii), at any time after the grant of an Option, the Administrator may reduce or eliminate any restrictions surrounding any Participant's right to exercise all or part of the Option.

(f) *Form of Consideration.* The Administrator shall determine the acceptable form of consideration for exercising an Option, including the method of payment, either through the terms of the Option Agreement or at the time of exercise of an Option. Acceptable forms of consideration may include:

(i) cash;

(ii) check or wire transfer (denominated in U.S. Dollars);

(iii) subject to any conditions or limitations established by the Administrator, other Shares which (A) in the case of Shares acquired from the Company (whether upon the exercise of an Option or otherwise), have been owned by the Participant for more than six (6) months on the date of surrender (unless this condition is waived by the Administrator), and (B) have a Fair Market Value on the date of surrender equal to or greater than the aggregate exercise price of the Shares as to which said Option shall be exercised (it being agreed that the excess of the Fair Market Value over the aggregate exercise price shall be refunded to the Participant in the form of Shares, with any fractional Share being repaid in cash);

(iv) subject to any conditions or limitations established by the Administrator, the Company's withholding Shares otherwise issuable upon exercise of an Option;

(v) to the extent permitted by Applicable Law, consideration received by the Company under a broker-assisted sale and remittance program acceptable to the Administrator;

(vi) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Law; or

(vii) any combination of the foregoing methods of payment.

(g) *Procedure for Exercise; Rights as a Stockholder.*

(i) Any Option granted hereunder shall be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth or incorporated in the applicable Option Agreement.

(ii) An Option shall be deemed exercised when the Company receives (A) written or electronic notice of exercise (in accordance with the Option Agreement or procedures established by the Administrator) from the person entitled to exercise the Option, (B) full payment for the Shares with respect to which the related Option is exercised, and (C) with respect to Nonqualified Stock Options, provisions acceptable to the Administrator have been made for payment of all applicable withholding taxes.

(iii) Unless provided otherwise by the Administrator or pursuant to this Plan, until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the Shares subject to an Option, notwithstanding the exercise of the Option.

(iv) The Company shall issue (or cause to be issued) Shares as soon as administratively practicable after the Option is exercised. An Option may not be exercised for a fraction of a Share.

(h) *Termination of Employment.* The Administrator shall determine as of the Grant Date (subject to modification subsequent to the Grant Date) the effect a Termination of Employment due to (i) Disability, (ii) Retirement, (iii) death, or (iv) otherwise (including Termination for Cause) shall have on any Option. Except as otherwise provided herein and unless otherwise determined by the Committee, if a Director ceases to be a member of the Board (or a director of Cardinal Health ceases to be a member of the board of directors of Cardinal Health) for any reason, then all Options then held by such a Participant that are exercisable on such date shall remain exercisable until expiration of the original term of such Options.

9. Incentive Stock Option Limitations/Terms.

(a) *Eligibility.* Only employees (as determined in accordance with Section 3401(c) of the Code and the regulations promulgated thereunder) of the Company or any of its corporate Subsidiaries may be granted Incentive Stock Options. No Incentive Stock Option shall be granted to any such employee who as of the Grant Date owns stock possessing more than 10% of the total combined voting power of the Company.

(b) *$100,000 Limitation.* Notwithstanding the designation "Incentive Stock Option" in an Option Agreement, if and to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Awardee during any calendar year (under all plans of the Company and any of its Subsidiaries) exceeds U.S. $100,000, such Options shall be treated as Nonqualified Stock Options. For purposes of this Section 9(b) of the Plan, Incentive Stock Options shall be taken into account in the order in which they were granted. For purposes of this Section 9(b), the Fair Market Value of the Shares shall be determined as of the Grant Date of the Option.

(c) *Transferability.* The Option Agreement must provide that an Incentive Stock Option cannot be transferable by the Awardee otherwise than by will or the laws of descent and distribution, and, during the lifetime of such Awardee, must not be exercisable by any other person. If the terms of an Incentive Stock Option are amended to permit transferability, the Option will be treated for tax purposes as a Nonqualified Stock Option.

(d) *Exercise Price.* The per Share exercise price of an Incentive Stock Option shall in no event be inconsistent with the requirements for qualification of the Incentive Stock Option under Section 422 of the Code.

(e) *Other Terms.* Option Agreements evidencing Incentive Stock Options shall contain such other terms and conditions as may be necessary to qualify, to the extent determined desirable by the Administrator, with the applicable provisions of Section 422 of the Code.

10. Stock Appreciation Rights.

A "Stock Appreciation Right" is a right that entitles the Awardee to receive, in cash or Shares (as determined by the Administrator), value equal to or otherwise based on the excess of (i) the Fair Market Value of a specified number of Shares at the time of exercise over (ii) the aggregate base price of the right, as established by the Administrator on the Grant Date. Stock Appreciation Rights may be granted to Awardees either alone ("freestanding") or in addition to or in tandem with other Awards granted under the Plan and may, but need not, relate to a specific Option granted under Sections 8 and 9 of the Plan. Any Stock Appreciation Right granted in tandem with an Option may be granted at the same time such Option is granted or at any time thereafter before exercise or expiration of such Option. All Stock Appreciation Rights under the Plan shall be granted subject to the same terms and conditions applicable to Options as set forth in Sections 8 and 9 of the Plan, including without limitation the prohibition on repricing in Section 8(c); provided, however, that Stock Appreciation Rights granted in tandem with a previously granted Option shall have the terms and conditions of such Option. Subject to the provisions of Sections 8 and 9 of the Plan, the Administrator may impose such other conditions or restrictions on any Stock Appreciation Right as it shall deem appropriate. Stock Appreciation Rights may be settled in Shares or cash as determined by the Administrator.

11. Stock Awards.

(a) *Stock Award Agreement.* Each Stock Award Agreement shall contain or incorporate provisions regarding (i) the number of Shares subject to such Stock Award or a formula for determining such number, (ii) the purchase price of the Shares, if any, and the means of payment for the Shares, (iii) the performance criteria, if any, and level of achievement versus these criteria that shall determine the number of Shares granted, issued, retainable and/or vested, (iv) such terms and conditions on the grant, issuance, vesting and/or forfeiture of the Shares as may be determined from time to time by the Administrator, (v) restrictions on the transferability of the Stock Award, and (vi) such further terms and conditions in each case not inconsistent with this Plan as may be determined from time to time by the Administrator.

(b) *Restrictions and Performance Criteria.* The grant, issuance, retention and/or vesting of each Stock Award may be subject to such performance criteria and level of achievement versus these criteria as the Administrator shall determine, which criteria may be based on financial performance, personal performance evaluations and/or completion of service by the Awardee. Notwithstanding anything to the contrary herein, the performance criteria for any Stock Award that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code shall be established by the Administrator based on one or more Qualifying Performance Criteria selected by the Administrator and specified in writing not later than ninety (90) days after the commencement of the period of service (or, if earlier, the elapse of 25% of such period) to which the performance goals relate, provided that the outcome is substantially uncertain at that time.

(c) *Termination of Employment.* The Administrator shall determine as of the Grant Date (subject to modification subsequent to the Grant Date) the effect a Termination of Employment due to (i) Disability, (ii) Retirement, (iii) death, or (iv) otherwise (including Termination for Cause) shall have on any Stock Award.

(d) *Rights as a Stockholder.* Unless otherwise provided for by the Administrator, the Participant shall have the rights equivalent to those of a stockholder and shall be a stockholder only after Shares subject to a Stock Award are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) to the Participant.

12. Other Stock-Based Awards.

(a) *Other Stock-Based Awards.* An "Other Stock-Based Award" means any other type of equity-based or equity-related Award not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted Shares) in such amount and subject to such terms and conditions as the Administrator shall determine. Such Awards may involve the transfer of actual Shares to Participants, or payment in cash or otherwise of amounts based on the value of Shares. Each Other Stock-Based Award will be evidenced by an Award Agreement containing or incorporating such terms and conditions as may be determined by the Administrator.

(b) *Value of Other Stock-Based Awards.* Each Other Stock-Based Award shall be expressed in terms of Shares or units based on Shares, as determined by the Administrator. The Administrator may establish performance goals in its discretion. If the Administrator exercises its discretion to establish performance goals, the number and/or value of Other Stock-Based Awards that will be paid out to the Participant will depend on the extent to which the performance goals are met. Notwithstanding anything to the contrary herein, the performance criteria for any Other Stock-Based Award that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code shall be established by the Administrator based on one or more Qualifying Performance Criteria selected by the Administrator and specified in writing not later than ninety (90) days after the commencement of the period of service (or, if earlier, the elapse of 25% of such period) to which the performance goals relate and otherwise within the time period required by the Code, provided that the outcome is substantially uncertain at that time.

(c) *Payment of Other Stock-Based Awards.* Payment, if any, with respect to Other Stock-Based Awards shall be made in accordance with the terms of the Award, in cash or Shares as the Administrator determines.

(d) *Termination of Employment.* The Administrator shall determine as of the Grant Date (subject to modification subsequent to the Grant Date) the effect a Termination of Employment due to (i) Disability, (ii) Retirement, (iii) death, or (iv) otherwise (including Termination for Cause) shall have on any Other Stock-Based Award.

13. Cash Awards.

Each Cash Award will confer upon the Participant the opportunity to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a performance period.

(a) *Cash Award.* Each Cash Award may contain provisions regarding (i) the amounts potentially payable to the Participant as a Cash Award, (ii) the performance criteria and level of achievement versus these criteria which shall determine the amount of such payment, (iii) the period as to which performance shall be measured for establishing the amount of any payment, (iv) the timing of any payment earned by virtue of performance, (v) restrictions on the alienation or transfer of the Cash Award prior to actual payment, (vi) forfeiture provisions, and (vii) such further terms and conditions, in each case not inconsistent with the Plan, as may be determined from time to time by the Administrator.

(b) *Performance Criteria.* The Administrator shall establish the performance criteria and level of achievement versus these criteria which shall determine the amounts payable under a Cash Award, which criteria may be based on financial performance and/or personal performance evaluations. The Administrator may specify the percentage of the target Cash Award that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code. Notwithstanding anything to the contrary herein, the performance criteria for any portion of a Cash Award that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code shall be a measure established by the Administrator based on one or more Qualifying Performance Criteria selected by the Administrator and specified in writing not later than ninety (90) days after the commencement of the period of service (or, if earlier, the elapse of 25% of such period) to which the performance goals relates, provided that the outcome is substantially uncertain at that time.

(c) *Timing and Form of Payment.* The Administrator shall determine the timing of payment of any Cash Award. The Administrator may provide for or, subject to such terms and conditions as the Administrator may specify, may permit a Participant to elect for the payment of any Cash Award to be deferred to a specified date or event. The Administrator may specify the form of payment of Cash Awards, which may be cash or other property, or may provide for a Participant to have the option for his or her Cash Award, or such portion thereof as the Administrator may specify, to be paid in whole or in part in cash or other property. To the extent that a Cash Award is in the form of cash, the Administrator may determine whether a payment is in U.S. dollars or foreign currency.

(d) *Termination of Employment.* The Administrator shall determine as of the Grant Date (subject to modification subsequent to the Grant Date) the effect a Termination of Employment due to (i) Disability, (ii) Retirement, (iii) death, or (iv) otherwise (including Termination for Cause) shall have on any Cash Award.

14. Other Provisions Applicable to Awards.

(a) *Non-Transferability of Awards.* Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by beneficiary designation, will or by the laws of descent or distribution. The Administrator may make an Award transferable to an Awardee's family member or any other person or entity. If the Administrator makes an Award transferable, either as of the Grant Date or thereafter, such Award shall contain such additional terms and conditions as the Administrator deems appropriate, and any transferee shall be deemed to be bound by such terms upon acceptance of such transfer. In no event may Awards be transferred in exchange for consideration.

(b) *Qualifying Performance Criteria.* For purposes of this Plan, the term "Qualifying Performance Criteria" shall mean any one or more of the following performance criteria (including any performance criteria based thereon or derived therefrom), either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit, Affiliate or business segment, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified in the Award Agreement: (i) cash flow; (ii) earnings (including gross margin, earnings before interest and taxes, earnings before taxes, and net earnings); (iii) earnings per share; (iv) growth in earnings or earnings per share; (v) stock price; (vi) return on equity or average stockholders' equity; (vii) total stockholder return; (viii) return on capital; (ix) return on assets or net assets; (x) return on investment; (xi) revenue; (xii) income or net income; (xiii) operating income or net operating income; (xiv) operating profit or net operating profit (whether before or after taxes); (xv) economic profit or profit margin; (xvi) operating margin; (xvii) return on operating revenue; (xviii) return on tangible capital; (xix) market share; (xx) contract awards or backlog; (xxi) overhead or other expense reduction; (xxii) growth in stockholder value relative to the S&P 500 Index or other index or peer group; (xxiii) credit rating; (xxiv) strategic plan development and implementation; (xxv) improvement in workforce diversity; (xxvi) customer satisfaction; (xxvii) employee satisfaction; (xxviii) management succession plan development and implementation; and (xxix) employee retention. With respect to any Award that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code, the performance criteria must be Qualifying Performance Criteria, and the Administrator will (within the first quarter of the performance period, but in no event more than ninety (90) days into that period) establish the specific performance targets (including thresholds and whether to exclude certain extraordinary, non-recurring, or similar items) and award amounts (subject to the right of the administrator to exercise discretion to reduce payment amounts following the conclusion of the performance period).

(c) *Certification*. Prior to the payment of any compensation under an Award intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the Committee shall certify in writing the extent to which any Qualifying Performance Criteria and any other material terms under such Award have been satisfied (other than in cases where such criteria relate solely to the increase in the value of the Common Stock).

(d) *Discretionary Adjustments Pursuant to Section 162(m)*. Notwithstanding satisfaction or completion of any Qualifying Performance Criteria, to the extent specified as of the Grant Date, the number of Shares, Options or other benefits granted, issued, retainable and/or vested under an Award on account of satisfaction of such Qualifying Performance Criteria may be reduced by the Committee on the basis of such further considerations as the Committee in its sole discretion shall determine.

15. Dividends and Dividend Equivalents.

To the extent it does not result in accelerated taxation or tax penalties under Section 409A of the Code, any Award other than an Option or Stock Appreciation Right may provide the Participant with the right to receive dividend payments or dividend equivalent payments on the Shares subject the Award, whether or not such Award has been exercised or is vested. Such payments may be made in cash or may be credited as cash or Stock Units to an Participant's account and later settled in cash or Shares or a combination thereof, as determined by the Administrator. Such payments and credits may be subject to such conditions and contingencies as the Administrator may establish.

16. Adjustments and Change of Control.

(a) *Adjustment Clause*. The Administrator shall make or provide for such adjustments in the numbers of Shares covered by outstanding Options, Stock Appreciation Rights, Stock Awards and Other Stock-Based Awards granted hereunder, in the exercise price and base price provided in outstanding Options and Stock Appreciation Rights, as applicable, and in the kind of shares covered by any such Award, as the Administrator, in its sole discretion, exercised in good faith, may determine is equitably required to prevent dilution or enlargement of the rights of Awardees or Participants that otherwise would result from (a) any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company, (b) any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or (c) any other corporate transaction or event having an effect similar to any of the foregoing. Moreover, in the event of any such transaction or event, the Administrator, in its discretion, may provide in substitution for any or all outstanding Awards under this Plan such alternative consideration (including cash), if any, as it, in good faith, may determine to be equitable in the circumstances and may require in connection therewith the surrender of all awards so replaced in a manner that complies with Section 409A of the Code.

The Administrator shall also make or provide for such adjustments in the numbers of shares specified in Section 3 of this Plan as the Administrator in its sole discretion, exercised in good faith, may determine is appropriate to reflect any transaction or event described in this Section 16(a).

(b) *Change of Control*. In the event of a Change of Control, unless otherwise determined by the Administrator as of the Grant Date of a particular Award, the following acceleration, exercisability and valuation provisions shall apply:

i. On the date that such Change of Control occurs, any or all Options and Stock Appreciation Rights awarded under this Plan (other than a Replacement Award granted to a Cardinal Health Participant, who is not also an Employee or a former Employee) not previously exercisable and vested shall become fully exercisable and vested.

ii. Except as may be provided in an individual severance or employment agreement (or severance plan) to which an Awardee is a party, in the event of an Awardee's Termination of Employment (other than with respect to a Cardinal Health Participant, who is not also an Employee or a former Employee) within two

(2) years after a Change of Control for any reason other than because of the Awardee's death, Retirement, Disability or Termination for Cause, each Option and Stock Appreciation Right held by the Awardee (or a transferee) that is then vested shall, following such Termination of Employment, remain exercisable until the earlier of the third (3rd) anniversary of such Termination of Employment or the expiration of its original term. In the event of an Awardee's Termination of Employment more than two (2) years after a Change of Control, or within two (2) years after a Change of Control because of the Awardee's death, Retirement, Disability or Termination for Cause, the provisions of Sections 8(h) and 10 of the Plan shall govern (as applicable).

iii. On the date that such Change of Control occurs, the restrictions applicable to any or all Stock Awards, Other Stock-Based Awards (other than a Replacement Award granted to a Cardinal Health Participant, who is not also an Employee or a former Employee) and Cash Awards shall lapse and such Awards shall be fully vested.

(c) *Section 409A*. Notwithstanding the foregoing: (i) any adjustments made pursuant to Section 16(a) of the Plan to Awards that are considered "deferred compensation" within the meaning of Section 409A of the Code shall be made in compliance with the requirements of Section 409A of the Code; (ii) any adjustments made pursuant to Section 16(a) of the Plan to Awards that are not considered "deferred compensation" subject to Section 409A of the Code shall be made in such a manner as to ensure that after such adjustment, the Awards either continue not to be subject to Section 409A of the Code or comply with the requirements of Section 409A of the Code; (iii) the Administrator shall not have the authority to make any adjustments pursuant to Section 16(a) of the Plan to the extent that the existence of such authority would cause an Award that is not intended to be subject to Section 409A of the Code to be subject thereto; and (iv) if any Award is subject to Section 409A of the Code, Section 16(b) of the Plan shall be applicable only to the extent specifically provided in the Award Agreement and permitted pursuant to Section 27 of the Plan.

17. Amendment and Termination of the Plan.

(a) *Amendment and Termination*. The Administrator may amend, alter or discontinue the Plan or any Award Agreement, but any such action shall be subject to approval by the stockholders of the Company if and to the extent such approval is required by Applicable Law. In addition, without limiting the foregoing, unless approved by the stockholders of the Company and subject to Section 16(a), no such amendment shall be made that would:

(i) increase the maximum aggregate number of Shares which may be subject to Awards granted under the Plan;

(ii) reduce the minimum exercise price or base price for Options or Stock Appreciation Rights granted under the Plan; or

(iii) reduce the exercise price or base price of outstanding Options or Stock Appreciation Rights.

(b) *Effect of Amendment or Termination*. No amendment, suspension or termination of the Plan shall impair the rights of any Participant with respect to an outstanding Award, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company, except that no such agreement shall be required if the Administrator determines in its sole discretion that such amendment either (i) is required or advisable in order for the Company, the Plan or the Award to satisfy any Applicable Law or to meet the requirements of any accounting standard, or (ii), prior to a change in control, is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated. Termination of the Plan shall not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

(c) *Effect of the Plan on Other Arrangements*. Neither the adoption of the Plan by the Board or a Committee nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or any Committee to adopt such other incentive arrangements as it or they may deem desirable, including without limitation, the granting of restricted shares or restricted share units or stock options otherwise than under the Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

18. Designation of Beneficiary.

(a) An Awardee may file a written designation of a beneficiary who is to receive the Awardee's rights pursuant to Awardee's Award in the event of the Awardee's death or the Awardee may include his or her Awards in an omnibus beneficiary designation for all benefits under the Plan. To the extent that Awardee has completed a designation of beneficiary while employed with the Company, such beneficiary designation shall remain in effect with respect to any Award hereunder until changed by the Awardee to the extent enforceable under Applicable Law. Any beneficiary designation made under a Cardinal Health Plan with respect to an award thereunder which is the subject of a Replacement Award shall remain in effect in respect of such Replacement Award unless and until a new beneficiary designation that by its terms supersedes such first beneficiary designation is made in accordance with the terms of this Plan.

(b) Such designation of beneficiary may be changed by the Awardee at any time by written notice. In the event of the death of an Awardee and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Awardee's death, the Company shall allow the legal representative of the Awardee's estate to exercise the Award, subject to the terms and conditions of the Award Agreement and the Plan.

19. No Right to Awards or to Employment.

No person shall have any claim or right to be granted an Award and the grant of any Award shall not be construed as giving an Awardee the right to employment and/or to continue in the employ of the Company or Cardinal Health or either of their Affiliates. Further, the Company and its Affiliates expressly reserve the right, at any time, to dismiss any Employee at any time without liability or any claim under the Plan, except as provided herein or in any Award Agreement entered into hereunder.

20. Recoupment.

The Administrator may, in its discretion, also require repayment to the Company of all or any portion of an Award if the amount of the Award was calculated based upon the achievement of certain financial results that were subsequently the subject of a restatement of the Company's financial statements, the Participant engaged in misconduct that caused or contributed to the need for the restatement of the financial statements, and the amount payable to the Participant would have been lower than the amount actually paid to the Participant had the financial results been properly reported. This Section 20 shall not be the Company's exclusive remedy with respect to such matters. This Section 20 shall not apply after a Change of Control.

21. Fractional Shares.

The Company shall not be required to issue any fractional Shares pursuant to this Plan. The Administrator may provide for the elimination of fractions or for the settlement thereof in cash.

22. Legal Compliance.

Shares shall not be issued pursuant to an Option, Stock Appreciation Right, Stock Award or Other Stock-Based Award unless such Option, Stock Appreciation Right, Stock Award or Other Stock-Based Award and the issuance and delivery of such Shares shall comply with Applicable Law and shall be further subject to the approval of counsel for the Company with respect to such compliance. Unless the Awards and Shares covered by this Plan have been registered under the Securities Act or the Company has determined that such registration is unnecessary, each person receiving an Award and/or Shares pursuant to any Award may be required by the Company to give a representation in writing that such person is acquiring such Shares for his or her own account for investment and not with a view to, or for sale in connection with, the distribution of any part thereof.

23. Inability to Obtain Authority.

To the extent the Company is unable to or the Administrator deems it infeasible to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be advisable or necessary to the lawful issuance and sale of any Shares hereunder, the Company shall be relieved of any liability with respect to the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

24. Reservation of Shares.

The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

25. Notice.

Any written notice to the Company required by any provisions of this Plan shall be addressed to the Secretary of the Company and shall be effective when received.

26. Governing Law; Interpretation of Plan and Awards.

(a) This Plan and all determinations made and actions taken pursuant hereto shall be governed by the substantive laws, but not the choice of law rules, of the state of Delaware, except as to matters related to Replacement Awards, which shall be governed by the substantive laws, but not the choice of law rules, of the state of Ohio, or matters governed by U.S. federal law.

(b) In the event that any provision of the Plan or any Award granted under the Plan is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, such provision shall be reformed, if possible, to the extent necessary to render it legal, valid and enforceable, or otherwise deleted, and the remainder of the terms of the Plan and/or Award shall not be affected except to the extent necessary to reform or delete such illegal, invalid or unenforceable provision.

(c) The headings preceding the text of the sections hereof are inserted solely for convenience of reference, and shall not constitute a part of the Plan, nor shall they affect its meaning, construction or effect.

(d) The terms of the Plan and any Award shall inure to the benefit of and be binding upon the parties hereto and their respective permitted heirs, beneficiaries, successors and assigns.

27. Section 409A.

(a) To the extent applicable, it is intended that this Plan and any grants made hereunder comply with the provisions of Section 409A of the Code, so that the income inclusion provisions of Section 409A(a)(1) of the Code do not apply to the Participant. This Plan and any Awards made hereunder shall be administered in a manner consistent with this intent. Any reference in this Plan to Section 409A of the Code will also include any regulations or any other formal guidance promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service.

(b) Neither a Participant nor any of a Participant's creditors or beneficiaries shall have the right to subject any deferred compensation (within the meaning of Section 409A of the Code) payable under this Plan and grants hereunder to any anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment. Except as permitted under Section 409A of the Code, any deferred compensation (within the meaning of Section 409A of the Code) payable to a Participant or for a Participant's benefit under this Plan and grants hereunder may not be reduced by, or offset against, any amount owing by a Participant to the Company or any of its Affiliates.

(c) If, at the time of a Participant's separation from service (within the meaning of Section 409A of the Code), (i) the Participant shall be a specified employee (within the meaning of Section 409A of the Code and using the identification methodology selected by the Company from time to time) and (ii) the Company shall make a good faith determination that an amount payable hereunder constitutes deferred compensation (within the meaning of Section 409A of the Code) the payment of which is required to be delayed pursuant to the six-month delay rule set forth in Section 409A of the Code in order to avoid taxes or penalties under Section 409A of the Code, then the Company shall not pay such amount on the otherwise scheduled payment date but shall instead pay it on the first business day of the seventh month after such six-month period, together with interest thereon from the date that such amount would have been paid absent such determination through the date of payment at the long-term applicable federal rate, determined under Section 1274(d) of the Code.

(d) Notwithstanding any provision of this Plan and grants hereunder to the contrary, in light of the uncertainty with respect to the proper application of Section 409A of the Code, the Company reserves the right to make amendments to this Plan and grants hereunder as the Company deems necessary or desirable to avoid the imposition of taxes or penalties under Section 409A of the Code. In any case, a Participant shall be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on a Participant or for a Participant's account in connection with this Plan and Awards hereunder (including any taxes and penalties under Section 409A of the Code), and neither the Company nor any of its Affiliates shall have any obligation to indemnify or otherwise hold a Participant harmless from any or all of such taxes or penalties.

28. Limitation on Liability.

The Company and any Affiliate which is in existence or hereafter comes into existence shall not be liable to a Participant, an Employee, an Awardee or any other persons as to:

(a) *The Non-Issuance of Shares.* The non-issuance or sale of Shares as to which the Company has been unable to obtain from any regulatory body having jurisdiction the authority deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder; and

(b) *Tax or Exchange Control Consequences.* Any tax consequence expected, but not realized, or any exchange control obligation owed, by any Participant, Employee, Awardee or other person due to the receipt, exercise or settlement of any Option or other Award granted hereunder.

29. Unfunded Plan.

Insofar as it provides for Awards, the Plan shall be unfunded. Although bookkeeping accounts may be established with respect to Awardees who are granted Stock Awards under this Plan, any such accounts will be used merely as a bookkeeping convenience. The Company shall not be required to segregate any assets which may at any time be represented by Awards, nor shall this Plan be construed as providing for such segregation, nor shall the Company nor the Administrator be deemed to be a trustee of stock or cash to be awarded under the Plan. Any liability of the Company to any Participant with respect to an Award shall be based solely upon any contractual obligations which may be created by the Plan; no such obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company. Neither the Company nor the Administrator shall be required to give any security or bond for the performance of any obligation which may be created by this Plan.

30. Awards to Foreign Nationals.

Awards may be granted hereunder to Awardees who are foreign nationals, who are located outside the United States or who are not compensated from a payroll maintained in the United States, or who are otherwise subject to (or could cause the Company to be subject to) legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Administrator, be necessary or desirable to foster and promote achievement of the purposes of the Plan, and, in furtherance of such purposes, the Administrator may make such modifications, amendments, procedures, or subplans as may be necessary or advisable to comply with such legal or regulatory provisions.

31. Tax Withholding.

Each Participant shall pay or make arrangements satisfactory to the Company or his employer regarding the payment of, any federal, state, local or foreign taxes of any kind required by law to be withheld with respect to any Award under the Plan no later than the date as of which any amount under such Award first becomes includible as compensation of the Participant for any tax purposes with respect to which the Company or the employer, as the case may be, has a tax withholding obligation. Unless otherwise determined by the Administrator, withholding obligations may be settled with Shares, including Shares that are part of the Award that gives rise to the withholding requirement; provided, however, that not more than the legally required minimum withholding may be settled with Shares. The obligations under the Plan shall be conditional on such payment or arrangements, and, to the extent permitted by law, the Company or the employer has the right to deduct any such taxes from any vested Shares or any other payment due to the participant at that time or at any future time. The Administrator may establish such procedures as it deems appropriate, including making irrevocable elections, for the settlement of withholding obligations with Shares.

32. Cardinal Health Awards.

The Company is authorized to issue Replacement Awards to Cardinal Health Participants in connection with the adjustment and replacement by Cardinal Health of certain stock options, restricted share awards and restricted share units previously granted by Cardinal Health. Notwithstanding any other provision of the Plan to the contrary, including but not limited to Sections 5 and 8(b), the number of Shares to be subject to a Replacement Award and the other terms and conditions of each Replacement Award, including option exercise price, shall be determined by the Administrator, all in accordance with the terms of Article VI of the Employee Matters Agreement.

[THIS PAGE INTENTIONALLY LEFT BLANK]

CareFusion

ANNEX B

CAREFUSION CORPORATION
MANAGEMENT INCENTIVE PLAN
(Amended and Restated Effective as of July 1, 2010)

Article 1. **Establishment and Purpose.**

1.1 *Establishment of Plan.* The CareFusion Corporation Management Incentive Plan, as amended and restated herein (the "Plan"), is intended to provide the Company's executive officers and other key Employees with performance based compensation which is not subject to the deduction limitation rules under Section 162(m) of the Code as in effect from time to time. The Plan is a subplan of the 2009 Long-Term Incentive Plan. To the extent that the Plan and the 2009 Long-Term Incentive Plan conflict, the terms of the 2009 Long-Term Incentive Plan control, in accordance with Applicable Law. The Plan shall remain in effect from the Effective Date until terminated by the Board or the Committee.

1.2 *Purpose.* The primary purposes of the Plan are to:

(a) Advance the interests of the Company and its stockholders by providing the Company's executive officers and other key Employees with an annual bonus incentive to achieve the strategic objectives of the Company and its subsidiaries;

(b) Focus the Company's executive officers and other key Employees on key measures that drive superior financial and management performance and that result in enhanced value of the Company;

(c) Provide compensation opportunities that are externally competitive and internally consistent with the Company's strategic objectives and total reward strategies; and

(d) Provide bonus opportunities that reward the Company's executive officers and other key Employees who are in positions to make significant contributions to the overall success of the Company and its subsidiaries.

Article 2. **Definitions.**

Whenever used in the Plan, the following terms shall have the meanings set forth below and, when the defined meaning is intended, the term is capitalized:

2.1 "**Administrator**" means the Committee or such other authorized officers of the Company to whom the power to administer the Plan has been properly delegated in accordance with Applicable Law.

2.2 "**Applicable Law**" means the requirements of Section 162(m) of the Code applicable to performance based compensation.

2.3 "**Award**" means the cash bonus a Participant may earn under the Plan.

2.4 "**Board**" means the Board of Directors of the Company.

2.5 "**Code**" means the United States Internal Revenue Code of 1986, as amended, and the regulations and rulings of general applicability issued thereunder as in effect from time to time.

2.6 "**Committee**" means the Human Resources and Compensation Committee of the Board, or such other committee of Directors appointed by the Board that satisfies the "outside director" requirements set forth in Section 162(m) of the Code.

2.7 "**Company**" means CareFusion Corporation, or any successor thereto.

2.8 "**Covered Employee**" means any Participant who is, or who is determined by the Committee to be likely to become, a "covered employee" within the meaning of Section 162(m) of the Code.

2.9 "**Disability**" shall have the meaning ascribed to such term in the long term disability plan maintained by the Participant's employer at the time that the determination regarding Disability is made hereunder. Notwithstanding the foregoing, if a payment under this Plan is subject to Code Section 409A, "Disability" has the meaning ascribed to such term under that Code section.

2.10 "**Earned Salary**" means a Participant's base pay or salary earned and paid for the Performance Period or portion thereof in which the Employee was an eligible Participant in the Plan.

2.11 "**Effective Date**" of the Plan is July 1, 2010.

2.12 "**Employee**" means a regular, active employee of the Company or of any subsidiary of the Company. Directors who are not employed by the Company shall not be considered Employees under the Plan, nor shall independent contractors, leased employees, consultants or anyone else designated as not eligible to participate in the Plan by the Administrator.

2.13 "**Final Bonus**" means the actual bonus, if any, earned during a Performance Period by a Participant, as determined by the Administrator.

2.14 "**Participant**" means an Employee who meets the eligibility requirements of Article 3 with respect to one or more Performance Periods.

2.15 "**Performance Criteria**" shall have the meaning set forth in Article 4.

2.16 "**Performance Period**" means the twelve month period beginning on each July 1st and ending on the next succeeding June 30th during the term of the Plan, or such other time period established by the Administrator from time to time with respect to which the attainment of Performance Criteria will be determined.

2.17 "**Plan**" means this CareFusion Corporation Management Incentive Plan, as hereafter amended from time to time.

2.18 "**Retirement**" means termination of employment by a Participant (other than by reason of death or Disability and other than in the event of Termination for Cause) from the Company and its subsidiaries after attaining age fifty-five (55) and having at least ten (10) years of continuous service with the Company and its subsidiaries, including service with a subsidiary of the Company prior to the time that such subsidiary became a subsidiary of the Company. For purposes of the age and/or service requirement, the Administrator may, in its discretion, credit a Participant with additional age and/or years of service.

2.19 "**Target Award**" means the amount of any Award as established by the Administrator that would be payable to a Participant for a Performance Period if the Performance Criteria for the Performance Period were fully (100%) achieved and no negative discretion was exercised by the Administrator in regard to that Award.

2.20 "**Termination for Cause**" means, unless otherwise determined by the Administrator, termination of employment from the Company and its subsidiaries on account of any act of fraud or intentional misrepresentation or embezzlement, misappropriation or conversion of assets of the Company or any subsidiary, or the intentional and/or repeated violation of the written policies or procedures of the Company, provided that for an Employee who is party to an individual severance or employment agreement defining Cause, except as may be provided in such agreement, "Cause" shall have the meaning set forth in such agreement. For purposes of this Plan, a Participant's termination of employment shall be deemed to be a Termination for Cause if, after the Participant's employment has terminated, facts and circumstances are discovered that would have justified, in the opinion of the Administrator, a Termination for Cause.

Article 3. **Eligibility and Participation.**

3.1 *Eligibility and Participation.* The Administrator shall designate, or determine the methodology and criteria for the designation of, the Employees who are eligible to receive an Award as a Participant under the Plan. In general, an Employee may be designated as a Participant if such Employee is an executive officer of the Company or is otherwise a key Employee because he or she holds a management position and is responsible for or contributes to the management, growth and or profitability of the Company or one of its subsidiaries in a material way. Only the Committee may determine the eligibility of Employees who are Covered Employees.

3.2 *Partial Performance Period Participation.* An Employee who becomes eligible after the beginning of a Performance Period may participate in the Plan for that Performance Period on a ratable basis. Such situations may include, but are not limited to (a) new hires; or (b) when an Employee is promoted from a position which did not previously meet the eligibility criteria. The Administrator, in its sole discretion, retains the right to prohibit or allow participation in the initial Performance Period of eligibility for any of the aforementioned Employees. If an Employee participates for only a portion of a Performance Period for any reason, the Performance Criteria previously established under the Plan for that Performance Period shall apply to any Employees who become eligible after the beginning of the Performance Period, but his or her Award and Target Award will be prorated. Such proration shall be based on the number of days the Employee performed services during the Performance Period while a Participant in the Plan over the total days in the Performance Period, or some similar method adopted by the Committee that results in a ratable reduction of the Award based on the partial Performance Period applicable to the Employee. In addition, in the event a Participant changes job levels during a Performance Period, the Participant's Award may be adjusted to reflect the amount of time at each job level during the Performance Period. Notwithstanding anything in this Section 3.2 or in the Plan to the contrary, the participation in the Plan for a Covered Employee who becomes eligible after the beginning of the Performance Period shall comply with the provisions of Code Section 162(m), as set forth in Article 4.

3.3 *No Right to Participate.* No Participant or other Employee shall at any time have a right to be selected for participation in the Plan for any Performance Period, whether or not he or she previously participated in the Plan.

Article 4. **Award Determination.**

4.1 *Performance Criteria.* As to each Performance Period, the Administrator will establish in writing Performance Criteria based on or derived from one or more of the following performance measures of the Company (and/or one or more operating groups of the Company, if applicable) over the Performance Period: (i) cash flow; (ii) earnings (including gross margin, earnings before interest and taxes, earnings before taxes, and net earnings); (iii) earnings per share; (iv) growth in earnings or earnings per share; (v) stock price; (vi) return on equity or average stockholders' equity; (vii) total stockholder return; (viii) return on capital; (ix) return on assets or net assets; (x) return on investment; (xi) revenue; (xii) income or net income; (xiii) operating income or net operating income; (xiv) operating profit or net operating profit (whether before or after taxes); (xv) economic profit or profit margin; (xvi) operating margin; (xvii) return on operating revenue; (xviii) return on tangible capital; (xix) market share; (xx) contract awards or backlog; (xxi) overhead or other expense reduction; (xxii) growth in stockholder value relative to the S&P 500 Index or other index or peer group; (xxiii) credit rating; (xxiv) strategic plan development and implementation; (xxv) improvement in workforce diversity: (xxvi) customer satisfaction; (xxvii) employee satisfaction; (xxviii) management succession plan development and implementation; and (xxix) employee retention. Except as otherwise provided herein, the extent to which the Performance Criteria are satisfied will determine the amount, if any, of the Award that will be earned by each Participant. The Performance Criteria may vary for different Performance Periods and need not be the same for each Participant eligible for an Award for a Performance Period.

4.2 *Adjustment of Performance Criteria.* Except as provided herein, once established, the Performance Criteria shall not be changed during the Performance Period. Subject to the requirements of Code Section 162(m) with respect to Covered Employees, at the time the Award is made and Performance Criteria are established, the Administrator is authorized to determine the manner in which the Performance Criteria will be calculated or measured to take into account certain factors over which Participants have no or limited control, including, but not limited to, market related changes in inventory value, changes in industry margins, changes in accounting principles, and extraordinary charges to income. For Participants that are not Covered Employees, the Administrator is authorized to make changes to the Performance Criteria during the Performance Period as necessary or appropriate in furtherance of the purposes of the Plan, as the Administrator shall determine in its sole discretion.

4.3 *Target Awards.* For each Performance Period established by the Administrator, the Administrator shall establish a Target Award for each Covered Employee and for all other Participants. Awards shall be earned based upon the financial or other performance of the Company or one or more operating groups of the Company and the attainment of established Performance Criteria related thereto during a Performance Period; provided, however, the maximum Award that may be paid to any single Participant for any Performance Period is $7,500,000, such maximum Award amount to be pro-rated if the Performance Period is less than a full fiscal year. Performance Criteria and Target Awards shall be established prior to the beginning of each Performance Period or as soon as practicable thereafter. If a Participant commences participation after the beginning of a Performance Period, Performance Criteria in effect for the Participant's position shall apply for the remaining balance of the Performance Period, unless otherwise determined by the Administrator within 90 days of the date the Employee became a Participant. In all cases where the Participant is a Covered Employee, the Performance Criteria and Target Award shall be established in no event later than 90 days following the first day of the Performance Period or after 25% of the Performance Period has elapsed, if earlier, and the outcome relative to the attainment of the Performance Criteria shall not be substantially certain at the time the Performance Criteria and Target Award are established. This Section 4.3 is intended to ensure compliance with the exception from Code Section 162(m) for qualified "performance-based compensation," and shall be construed, applied and administered accordingly with respect to any Participant who is a Covered Employee.

4.4 *Final Bonus Determinations.* At the end of each Performance Period, the Administrator will determine whether the Performance Criteria were met, and for any Awards for Covered Employees, certify in writing the extent to which the Performance Criteria were met during the Performance Period. If the Performance Criteria for the Performance Period are met, Covered Employees shall be entitled to the payment of the Awards, subject to the Committee's exercise of negative discretion to reduce any Final Bonus payable to a Covered Employee based on business objectives established for that Covered Employee or other factors as determined by the Committee in its sole discretion. With respect to Participants who are not Covered Employees, the Administrator will determine the Final Bonus based on the Performance Criteria and other business objectives. The Administrator may adjust (up or down) any Final Bonus for Participants who are not Covered Employees on the basis of such further considerations as the Administrator shall determine in its sole discretion.

Article 5. **Payment of Final Bonuses.**

5.1 *Form and Timing of Payment.* Except as provided in Article 6 hereof, only Participants who are, as of the date the Final Bonus, if any, is paid, either current, active Employees or current Employees who are on a leave of absence authorized by the Company shall be entitled to any Final Bonus earned for the Performance Period. Each Participant's Final Bonus, if any, shall be paid in cash, in one lump sum, subject to applicable tax and other authorized withholdings, on the last regular business day occurring on or before the 15th day of the third month after the end of each Performance Period. If payment is delayed due to an unforeseeable event or other administrative delays, payment shall in no event be made later than the 15th day of the third month after the end of the taxable year of the Participant in which the Final Bonus was earned. Other withholdings may include, but not be limited to, amounts previously elected to be deferred to a tax-qualified or non-qualified retirement or deferred compensation plan, employee stock purchase plan or similar arrangement. The Administrator may permit or provide for deferred payment of any Final Bonus to a specified date or to a date not less than six (6) months after termination of employment, in accordance with such conditions and procedures as the Administrator may specify in compliance with the requirements of Code Section 409A.

5.2 *Unsecured Interest.* No Participant or any other party claiming an interest in amounts earned under the Plan shall have any interest whatsoever in any specific asset of the Company or any of its subsidiaries. The Plan is intended to constitute an unfunded plan for incentive compensation. To the extent that any party acquires a right to receive a cash payment under the Plan, such right shall be equivalent to that of an unsecured general creditor of the Company.

Article 6. **Termination of Employment.**

6.1 *Termination of Employment Due to Retirement, Death or Disability.* In the event a Participant's employment is terminated by reason of Retirement, death or Disability during the applicable Performance Period, the Final Bonus determined in accordance with Section 4.4 herein shall be prorated based upon the length of time that the Participant was employed by the Company during the Performance Period. In the case of a Participant's Disability, the employment termination shall be deemed to have occurred as of the date that the Administrator determines was the date on which the definition of Disability was satisfied. The Final Bonus thus determined shall be paid as soon as practicable and reasonable following the end of the Performance Period in which employment termination occurs, and shall be made at the same time payments are made to Participants who did not terminate employment during the applicable Performance Period. The right of the Participant to receive any payment under this Plan will pass to the Participant's estate in the event of the Participant's death.

6.2 *Involuntary Termination of Employment (Not Retirement Eligible).* If the employment of a Participant is terminated by the Company (other than as a Termination for Cause) prior to the fourth quarter of the applicable Performance Period, all of the Participant's rights to any Final Bonus for that Performance Period shall be forfeited unless otherwise determined by the Administrator in its sole discretion. If the employment of a Participant is terminated by the Company (other than as a Termination for Cause) during the fourth quarter of the applicable Performance Period, the Final Bonus determined in accordance with Section 4.4 herein shall be prorated based upon the length of time that the Participant was employed by the Company during the Performance Period.

6.3 *Termination for Cause.* If at any time during the Performance Period a Participant's employment is terminated in a Termination for Cause, all of the Participant's rights to any Final Bonus for that Performance Period shall be forfeited.

6.4 *Termination of Employment for Other Reasons.* If at any time during the Performance Period a Participant's employment is terminated other than as set forth in Sections 6.1, 6.2 and 6.3 hereof, all of the Participant's rights to any Final Bonus for that Performance Period shall be forfeited unless otherwise determined by the Administrator in its sole discretion.

6.5 *Other Forfeiture Events.* The Administrator may, in its discretion, require that all or any portion of a Final Bonus is subject to an obligation of repayment to the Company upon the violation of a non-competition and confidentiality covenant applicable to the Participant. The Administrator may, in its discretion, also require repayment to the Company of all or any portion of a Final Bonus if the amount of the Final Bonus was calculated based upon the achievement of certain financial results that were subsequently the subject of a financial statement restatement, the Participant engaged in misconduct that caused or contributed to the need for the financial statement restatement, and the amount of the Final Bonus would have been lower than the amount actually awarded to the Participant had the financial results been properly reported. This Section 6.5 shall not be the Company's exclusive remedy with respect to such matters. This Section 6.5 shall not apply after a "Change of Control" of the Company as defined in the 2009 Long-Term Incentive Plan or any successor plan thereto.

Article 7. **Rights of Participants.**

7.1 *Employment.* No person shall have any claim or right to be granted an Award under this Plan and the grant of an Award shall not confer upon any Participant any right to be retained as an employee of the Company or any of its subsidiaries, nor shall it limit or interfere in any way with the right of the Company or any subsidiary to terminate the employment of any Participant at any time or to increase or decrease the compensation of any Participant. There is no obligation for uniformity of treatment of Participants under this Plan or otherwise.

7.2 *Nontransferability.* No right or interest of any Participant in the Plan shall be assignable or transferable, other than by will or pursuant to the laws of descent and distribution, or subject to any lien, directly, by operation of law or otherwise, including, but not limited to, by execution, levy, garnishment, attachment, pledge, or bankruptcy, and any attempt to take any such action shall be null and void.

7.3 *Foreign Participants.* Subject to the provisions of Section 4.3, the Administrator may, in order to fulfill the Plan purposes and without amending the Plan, modify Awards granted to Participants who are foreign nationals or employed outside the United States to the extent necessary to recognize differences in local law, tax policy or custom.

Article 8. **Administration.**

8.1 *Authority of the Administrator.*

(a) *General.* The Plan shall be administered by the Committee. Subject to the provisions of the Plan, the Committee will have full authority to interpret the Plan and the terms of Awards made hereunder, to establish, amend and rescind rules and regulations relating to the Plan, to determine the terms and provisions for making or modifying Awards, to correct administrative errors, and to make all other determinations necessary or advisable for the administration of the Plan. All decisions made by the Committee pursuant to the provisions hereof shall be made in the Committee's sole discretion and shall be final and binding on all persons. Notwithstanding any other provision of the Plan, the Committee shall not have any discretion or authority to make changes to any Award that is intended to qualify as "performance-based compensation" under Code Section 162(m) to the extent that the existence of such discretion or authority would cause such Award not to so qualify.

(b) *Delegation of Authority for the Day-to-Day Administration of the Plan.* Except to the extent prohibited by Applicable Law, the Committee may delegate to one or more individuals the day-to-day administration of the Plan and any of the functions assigned to it in this Plan, including the power to approve Awards to Employees who are not Covered Employees. Such delegation may be revoked at any time. All determinations and decisions of any delegate as to any disputed question arising under the Plan, including questions of construction and interpretation, shall be final, binding and conclusive upon all parties.

8.2 *Facility of Payment.* If the Administrator deems any person entitled to receive any amount under the provisions of the Plan to be incapable of receiving or disbursing the same by reason of minority, illness or infirmity, mental incompetence, or incapacity of any kind, the Administrator may, in its sole discretion, (i) apply such amount directly for the comfort, support and maintenance of such person; (ii) reimburse any person for any such support theretofore supplied to the person entitled to receive any such payment; (iii) pay such amount to any person selected by the Administrator to disburse it for such comfort, support and maintenance, including without limitation, any relative who has undertaken, wholly or partially, the expense of such person's comfort, care and maintenance, or any institution in whose care or custody the person entitled to the amount may be; or (iv) with respect to any amount due to a minor, deposit such amount to his or her credit in any savings or commercial bank of the Administrator's choice, direct that such distribution be paid to the legal guardian, or if none, to a parent of such person or a responsible adult with whom the minor maintains his or her residence, or to the custodian for such person under the Uniform Gift to Minors Act or Gift to Minors Act, if such payment is permitted by the laws of the state in which the minor resides. Payment pursuant to this Section 8.2 shall fully discharge the Company, the Board, the Committee, the Administrator, and the Plan from further liability on account thereof.

Article 9. **Amendments.**

The Committee, without notice, at any time and from time to time, may modify or amend, in whole or in part, any or all of the provisions of the Plan, or suspend or terminate it entirely; provided, however, that no such modification, amendment, suspension, or termination may, without the consent of a Participant, materially reduce the right of a Participant to a payment or distribution hereunder to which he or she has already become entitled, as determined under Article 4 and Article 6 hereof. Stockholder approval of any amendment will be required only as required by Applicable Law. No new Award may be granted during any period of suspension of the Plan or after termination of the Plan.

Article 10. **Miscellaneous.**

10.1 *Choice of Law.* The Plan and all agreements hereunder shall be governed by and construed in accordance with the laws of the State of Delaware, except as to matters pre-empted or governed by federal law.

10.2 *Withholding Taxes.* The Company shall have the right to deduct from all cash payments under the Plan any federal, state, or local taxes required by law to be withheld with respect to any Final Bonus.

10.3 *Additional Arrangements.* Nothing contained in this Plan shall prevent the Company from adopting other or additional compensation arrangements for any Participant.

10.4 *Gender and Number.* Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular, and the singular shall include the plural.

10.5 *Severability.* In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

10.6 *Successors.* All obligations of the Company under the Plan shall be binding upon and inure to the benefit of any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

10.7 *Titles; Construction.* Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of the Plan. Any reference to a section (other than to a section of the Plan) shall also include a successor to such section.

3



2010 Annual Meeting of Stockholders

November 3, 2010 at 8:15 a.m. (Eastern Daylight Time)

The Four Seasons Hotel New York

57 East 57th Street, New York, NY 10022

Meeting Attendance Instructions

To attend the CareFusion Corporation 2010 Annual Meeting of Stockholders in person, you will need an admission card or proof of ownership of **CareFusion** common stock as of September 7, 2010, the record date for the Annual Meeting. We encourage all stockholders planning to attend the Annual Meeting to request an admission card and register to attend by contacting the **CareFusion** Investor Relations Department by e-mail at ir@carefusion.com or by phone at (858) 617-4621. In addition, you can submit your request by fax at (858) 617-2311 or by mail at 3750 Torrey View Court, San Diego, CA 92130. To gain admission to the Annual Meeting, attendees will also be required to present government-issued photo identification (e.g., driver's license or passport).

If you submit your proxy by Internet or telephone, do not return your proxy card.
Thank you for your proxy submission.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

M27364-Z54033

CAREFUSION CORPORATION
Annual Meeting of Stockholders
November 3, 2010
This proxy is solicited on behalf of the Board of Directors

The stockholder(s) hereby appoint(s) Edward J. Borkowski and Joan B. Stafslien, or either of them, as proxies, each with the power to appoint his or her substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of CAREFUSION CORPORATION that the stockholder(s) is/are entitled to vote at the Annual Meeting of Stockholders to be held at 8:15 AM EDT on 11/3/2010, at the Four Seasons Hotel New York, Metropolitan Suite, 57 East 57th Street, New York, New York, 10022, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side


CareFusion

CAREFUSION CORPORATION
3750 TORREY VIEW COURT
SAN DIEGO, CA 92130

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Daylight Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Daylight Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M27363-Z54033 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

CAREFUSION CORPORATION

The Board of Directors recommends a vote FOR proposals 1, 2, 3 and 4

	For	Against	Abstain
1. Election of Directors			
a. David L. Schlotterbeck	☐	☐	☐
b. J. Michael Losh	☐	☐	☐
c. Edward D. Miller, M.D.	☐	☐	☐
2. Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2011.	☐	☐	☐
3. Approval of the CareFusion Corporation 2009 Long-Term Incentive Plan.	☐	☐	☐
4. Approval of the CareFusion Corporation Management Incentive Plan.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

4